Filed Pursuant to Rule 424(b)(3)

Registration File Number: 333-123765

TO THE SHAREHOLDERS OF COMMUNITY BANKS, INC. AND PENNROCK FINANCIAL SERVICES CORP.:

A MERGER PROPOSAL—YOUR VOTE IS VERY IMPORTANT

The boards of directors of Community Banks, Inc. and PennRock Financial Services Corp. have approved an agreement to merge our two companies. The proposed merger will establish the eighth-largest banking company headquartered in Pennsylvania based on total assets. The combined company, which will retain the Community Banks, Inc. name, will have assets of $3 billion and will be well-positioned to achieve strong and stable financial performance and increase shareholder value through its balanced business mix, greater scale and enhanced efficiencies and competitiveness.

In the proposed merger, PennRock Financial Services Corp. will merge into Community Banks, Inc., and PennRock shareholders will receive 1.40 shares of Community common stock for each share of PennRock common stock they own.

Community common stock trades on the NASDAQ National Market under the trading symbol “CMTY.” PennRock common stock trades on the NASDAQ National Market under the trading symbol “PRFS.” On November 15, 2004, the last full trading day before the public announcement of execution of the merger agreement, and on April 22, 2005, the latest practicable trading day before the printing of this document, the closing sales prices for Community common stock and PennRock common stock were as follows:

	Community Closing Sales Price	PennRock Closing Sales Price
November 15, 2004	$31.47	$29.60
April 22, 2005	$24.88	$34.51

The market prices of Community common stock and PennRock common stock will fluctuate between now and the closing of the merger. We urge you to obtain current market quotations for Community and PennRock common stock.

We expect that the merger will qualify as a reorganization for federal income tax purposes. Accordingly, PennRock shareholders generally will not recognize any gain or loss for federal income tax purposes on the exchange of shares of PennRock common stock for Community common stock in the merger, except with respect to any cash received instead of fractional shares of common stock of the combined company. Upon completion of the merger, PennRock’s former shareholders will own approximately 47% of the common stock of Community.

At our respective meetings, which will be held on May 31, 2005, in addition to other business, we will each ask our shareholders to approve the merger. Information about these meetings and the merger is contained in this document. In particular, see “ Risk Factors” beginning on page 19. We urge you to read this document carefully and in its entirety.

Whether or not you plan to attend your meeting, please vote as soon as possible to make sure that your shares are represented at the meeting. If you do not vote, it will have the same effect as voting against the merger.

Eddie L. Dunklebarger President and CEO Community Banks, Inc.	Melvin Pankuch Executive Vice President and CEO PennRock Financial Services Corp.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities to be issued in connection with the merger or determined if this document is accurate or complete. Any representation to the contrary is a criminal offense.

THE SECURITIES TO BE ISSUED IN CONNECTION WITH THE MERGER ARE NOT SAVINGS OR DEPOSIT ACCOUNTS OR OTHER OBLIGATIONS OF ANY BANK OR NON-BANK SUBSIDIARY OF COMMUNITY OR PENNROCK, AND THEY ARE NOT INSURED BY THE FEDERAL DEPOSIT INSURANCE CORPORATION OR ANY OTHER FEDERAL OR STATE GOVERNMENTAL AGENCY.

This document is dated April 29, 2005, and we will first mail it to shareholders of Community and PennRock on or about April 29, 2005.

References to Additional Information

This document incorporates important business and financial information about Community and PennRock from other documents that are not included in or delivered with this document. This information is available to you without charge upon your written or oral request. You can obtain documents related to Community and PennRock that are incorporated by reference in this document through the Securities and Exchange Commission website at http://www.sec.gov or by requesting them in writing or by telephone from the appropriate company:

Community Banks, Inc. Shareholder Relations 750 East Park Drive Harrisburg, PA 17111 Telephone: (717)920-1698	PennRock Financial Services Corp. Investor Relations 1060 Main Street, P. O. Box 580 Blue Ball, PA 17506 (717) 354-4541

If you would like to request documents, please do so by May 23, 2005 to receive them before the meetings.

For further information concerning where you can find information about Community and PennRock, see “Where You Can Find More Information” on page 106.

Community Banks, Inc.

750 East Park Drive

Harrisburg, Pennsylvania 17111

Notice of Annual Meeting of Shareholders

Date:	May 31, 2005
Time:	10:00 a.m., local time
Place:	Four Points Sheraton 800 East Park Drive Harrisburg, Pennsylvania

To the shareholders of Community Banks, Inc.:

We are pleased to notify you of and invite you to the annual meeting of the shareholders of Community Banks, Inc. At the meeting you will be asked to vote on the following matters:

•	a proposal to adopt the merger agreement between Community Banks, Inc. and PennRock Financial Services Corp., which provides, among other things, for the acquisition of PennRock by Community through the merger of PennRock into Community and the conversion of each share of PennRock common stock outstanding immediately prior to the merger into 1.40 shares of Community common stock, all as described in the accompanying document;

•	a proposal to amend the articles of incorporation of Community Banks, Inc. to increase the number of shares of common stock authorized for issuance from 20,000,000 to 50,000,000;

•	a proposal to elect one Class B director of Community;

•	a proposal to adjourn the annual meeting, if necessary or appropriate, to solicit additional proxies; and

•	any other matters that may properly be brought before the meeting.

Shareholders of record at the close of business on March 15, 2005 may vote at the annual meeting. In order for the merger agreement and the amendment to Community’s articles of incorporation to be adopted, the holders of 66 2/3% of the outstanding shares of Community common stock entitled to vote must vote in favor of the merger agreement and the articles amendment.

Your vote is important. Whether or not you plan to attend the annual meeting, please complete, sign, date and return your proxy card in the enclosed envelope promptly, or authorize the individuals named on your proxy card to vote your shares by calling the toll-free telephone number or by using the Internet as described in the instructions included with your proxy card or voting instruction card.

By Order of the Board of Directors,

April 29, 2005	Patricia E. Hoch, Corporate Secretary

PennRock Financial Services Corp.

1060 Main Street, P.O. Box 580

Blue Ball, PA 17506

Notice of Special Meeting Of Shareholders

NOTICE IS HEREBY GIVEN that a special meeting of shareholders of PennRock Financial Services Corp. will be held at 1:00 p.m., local time, on May 31, 2005 at Yoder’s Restaurant, 14 South Tower Road, New Holland, Pennsylvania, for the following purposes:

•	to consider and vote upon a proposal to adopt the merger agreement between Community Banks, Inc. and PennRock Financial Services Corp., which provides, among other things, for the acquisition of PennRock by Community Banks through the merger of PennRock into Community and the conversion of each share of PennRock common stock outstanding immediately prior to the merger into 1.40 shares of Community common stock, all as described in the accompanying document;

•	to consider and vote upon a proposal to adjourn the meeting, if necessary, if more time is needed to solicit proxies; and

•	to transact such other business as may properly come before the meeting.

Shareholders of record at the close of business on April 22, 2005 may vote at the special meeting. In order for the merger agreement to be adopted, the holders of a majority of the outstanding shares of PennRock common stock entitled to vote must vote in favor of the merger agreement.

Your vote is important regardless of the number of shares you own. Whether or not you plan to attend the special meeting, the board of directors of PennRock urges you to complete, sign, date and return the enclosed proxy card as soon as possible in the enclosed postage-paid envelope or follow the instructions on the proxy or voting instruction card to vote by telephone or via the internet.

By Order of the Board of Directors,

April 29, 2005	Glenn H. Weaver, President

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Page
Votes Required	27
Proxies	28
Voting Electronically or by Telephone	29
Solicitation of Proxies	29

COMMUNITY PROPOSAL 1 AND PENNROCK PROPOSAL 1: THE MERGER	30
Effect of the Merger; What PennRock Shareholders Will Receive in the Merger; Increase in Common Stock	30
Background of the Merger	30
Community’s Reasons for the Merger; Recommendation of the Merger by the Community Board of Directors	32
PennRock’s Reasons for the Merger; Recommendation of the Merger by the PennRock Board of Directors	34
Opinions of Financial Advisors	36
Financial Interests of Our Directors and Executive Officers in the Merger	52
Board of Directors After the Merger	55
Material Federal Income Tax Consequences of the Merger	58
Accounting Treatment	60
Regulatory Approvals	60
Exchange of PennRock Stock Certificates	60
Restrictions on Sales of Shares by Affiliates of PennRock	61
No Dissenters’ Rights of Appraisals	61
Material Contracts	62
The Merger Agreement	62
Voting Agreements	70

COMMUNITY AND PENNROCK—UNAUDITED PRO FORMA FINANCIAL INFORMATION	70

DESCRIPTION OF COMMUNITY’S CAPITAL STOCK	76
Common Stock	76
Preferred Stock	77
Shareholder Rights Plan	77
Anti-Takeover Considerations	77

COMPARISON OF SHAREHOLDER RIGHTS	77
Capitalization	77
Voting Rights	78
Number and Election of Directors	78
Nomination of Directors	78
Amendments to the Articles of Incorporation	79
Amendments to Bylaws	80
Limited Liability	80
Indemnification	80
Special Shareholders’ Meetings and Shareholder Proposals	80
Inspection Rights	81
Shareholder Rights Plan	81
Anti-Takeover Matters and Required Shareholder Votes	81

OTHER MATTERS TO BE CONSIDERED AT THE COMMUNITY ANNUAL MEETING	84
Community Proposal 2: Approval of an Amendment to Community’s Articles of Incorporation to Increase the Number of Shares of Common Stock Authorized for Issuance from 20,000,000 to 50,000,000	84
Community Proposal 3: Election of Directors	84
Community Proposal 4 and PennRock Proposal 2: Adjournment of the Meeting	104

ii

iii

QUESTIONS AND ANSWERS ABOUT VOTING PROCEDURES FOR THE MEETINGS

Q:	What do I need to do now?

A:	After carefully reading and considering the information contained in this document, please respond by completing, signing and dating your proxy card or voting instruction card and returning it in the enclosed postage-paid envelope, or, if available, by submitting your proxy or voting instruction by telephone or through the Internet, as soon as possible so that your shares may be represented at your meeting.

Q:	If my shares are held in “street name” by a broker, will my broker vote my shares for me?

A:	Maybe. If you hold your shares in street name and do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote. Your broker does not have discretionary authority to vote on the merger proposal. Accordingly, your broker will vote your shares held by it in “street name” with respect to the merger proposal only if you provide instructions to it on how to vote. You should follow the directions your broker provides. Shares that are not voted for any reason, including because you do not properly instruct your broker, will have the effect of votes against the merger.

Q:	What if I don’t vote?

A:	If you fail to respond with a vote on the merger proposal, it will have the same effect as a vote against the merger. If you respond but do not indicate in your response how you want to vote on the merger, your proxy will be counted as a vote in favor of the merger. If you respond and indicate that you are abstaining from voting, your proxy will have the same effect as a vote against the merger.

If you are a Community shareholder and you withhold authority to vote with respect to any director nominee, your proxy will be counted for purposes of establishing a quorum, but will have no effect on the election of that nominee. If you are a Community shareholder and you fail to respond with a vote or you abstain from voting on the proposal to amend Community’s articles of incorporation, it will have the same effect as a vote against the amendment. If you respond but do not indicate in your response how you want to vote on the articles amendment, your proxy will be counted as a vote in favor of the amendment. If you are a Community shareholder and you abstain from voting on the other proposals, your proxy will be counted as present for purposes of establishing a quorum, and the abstention will have no effect on the outcome of that proposal. If you are a Community shareholder and you respond without voting instructions, your proxy will be voted “for” each director nominee and “for” the adjournment of the annual meeting, if necessary.

Q:	Can I change my vote after I have delivered my proxy or voting instruction card?

A:	Yes. You can change your vote at any time before your proxy is voted at your meeting. You can do this in one of three ways:

•	By submitting a written statement that you would like to revoke your proxy to the Secretary of Community or PennRock, as appropriate, before your meeting.

•	By submitting a new proxy before your meeting. If you submit your proxy electronically through the Internet or by telephone, you can change your vote by submitting a proxy at a later date, in which case your later-submitted proxy will be recorded and your earlier proxy revoked.

•	If you are a holder of record, you can attend your meeting and vote in person.

If your shares are held in an account at a broker, you should contact your broker to change your vote.

Q:	Should I send in my stock certificates now?

A:

No. If you are a PennRock shareholder, you will receive written instructions from the exchange agent after the merger is completed on how to exchange your stock certificates for Community shares. Please do not send in your stock certificates with your proxy. If you are a Community shareholder, you will keep your existing shares, which will remain outstanding and unchanged following the merger.

Q:	Why am I receiving this document?

A:	We are delivering this document to you because it is serving as both a joint proxy statement of Community and PennRock and a prospectus of Community. It is a joint proxy statement, because it is being used by our boards of directors to solicit the proxies of our shareholders. It is a prospectus because Community is offering shares of its common stock in exchange for shares of PennRock common stock if the merger is completed.

Q:	Who can help answer my questions?

A:	If you have any questions about the merger or how to submit your proxy or voting instruction card, or if you need additional copies of this document or the enclosed proxy card or voting instruction card, you should contact:

if you are a shareholder of Community:	if you are a shareholder of PennRock:
Community Banks, Inc. Shareholder Relations 750 East Park Drive Harrisburg, PA 17111 Telephone: (717)920-1698	PennRock Financial Services Corp. Investor Relations 1060 Main Street, P. O. Box 580 Blue Ball, PA 17506 (717) 354-4541

SUMMARY

This summary highlights selected information in this document and may not contain all of the information that is important to you. You should carefully read this entire document and the other documents we refer you to for a more complete understanding of the matters being considered at the shareholder meetings. In addition, we incorporate by reference important business and financial information about Community and PennRock into this document. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “Where You Can Find More Information” on page 106 of this document. Each item in this summary includes a page reference directing you to a more complete description of that item.

THE MERGER

PennRock Will Merge With and Into Community (see page 30)

Subject to the terms and conditions of a merger agreement entered into on November 16, 2004, and in accordance with Pennsylvania law, at the completion of the merger PennRock will merge with and into Community. Community will be the surviving corporation. Because Community does not currently have a sufficient number of authorized but unissued and unreserved shares to complete the merger and related transactions, the merger agreement also provides that, as part of the merger and upon approval by Community’s shareholders, Community’s articles of incorporation will be amended to increase the authorized shares of its common stock from 20,000,000 to 50,000,000. The amended articles of incorporation will be the articles of incorporation of the combined company. Community’s by-laws will be the by-laws of the combined company.

Assuming the number of shares of PennRock common stock outstanding at the time of the merger equaled the number of shares outstanding on December 31, 2004 and that the value of Community’s common stock at the time of the merger equaled $31.47 per share (the closing price of Community’s common stock on the last trading day before public announcement of the merger), the aggregate purchase price for those PennRock shares would be $338.3 million. Taking into account the additional fair value of vested options that will be converted into Community stock options upon completion of the merger ($4.6 million) and transaction costs of approximately $14.4 million, the aggregate estimated purchase price to complete the proposed merger would be $357.3 million. As noted below, however, the total value of the shares and options issued upon completion of the merger will fluctuate based on the share price of the Community common stock and the number of shares of PennRock common stock and options outstanding on the date of the merger.

PennRock Shareholders to Receive 1.40 Shares of Community Common Stock for Each PennRock Common Share; Community Shareholders to Keep Their Shares (see page 30)

When we complete the merger, PennRock shareholders will receive 1.40 shares of common stock of Community for each share of PennRock common stock they own. PennRock shareholders who would otherwise be entitled to a fraction of a whole share of Community common stock will instead receive an amount in cash equal to the product of such fraction multiplied by the closing sales price of Community common stock on the effective date of the merger.

Based on Community’s closing sales price of $31.47 on November 15, 2004 (the last full trading day before public announcement of the execution of the merger agreement), its closing sales price of $24.88 on April 22, 2005 (the latest practicable trading day before the printing of this document) and the exchange ratio of 1.40 shares of Community common stock per share of PennRock common stock, the table below shows the consideration that a PennRock shareholder would receive, based on the values on those dates, for 101 shares of PennRock common stock.

	Consideration to be Received as of November 15, 2004 and April 22, 2005 by a PennRock Shareholder Who Owns 101 Shares of PennRock Common Stock
	Number of Community Shares to be Received	Value of Community Shares to be Received	Cash Payment for Fractional Share	Total Value to be Received
November 15, 2004 (1)	141	$4,437.27	$12.59	$4,449.86
April 22, 2005 (2)	141	$3,508.08	$9.95	$3,518.03

(1)	Based on the closing sales price of $31.47 on November 15, 2004.
(2)	Based on the closing sales price of $24.88 on April 22, 2005.

Because the exchange ratio is fixed, the market value of the Community common stock that PennRock shareholders receive in the merger may vary significantly from its current value. The table below shows the closing prices of Community and PennRock common stock, which trade on the NASDAQ National Market under the symbols “CMTY” and “PRFS,” respectively, and the pro forma equivalent per share value of PennRock common stock at the close of the regular trading session on November 15, 2004, the last trading day before our public announcement of the merger, and April 22, 2005, the most recent trading day for which that information was available prior to the mailing of this document.

Date	Community Closing Price	PennRock Closing Price	PennRock Pro Forma Equivalent(1)
November 15, 2004	$31.47	$29.60	$44.06
April 22, 2005	$24.88	$34.51	$34.83

(1)	The pro forma equivalent per share value of PennRock common stock is calculated by multiplying the Community closing price by the exchange ratio of 1.40.

Because the 1.40 exchange ratio is fixed, the implied value of the merger consideration will fluctuate with the market price of Community common stock. You should obtain current market quotations for the shares of both companies from a newspaper, the Internet or your broker. In addition, set forth below is a table showing the implied value of the merger consideration to PennRock shareholders based on a range of hypothetical Community common stock prices. This table is for illustrative purposes only, and the actual prices at which shares of Community common stock may trade between the date of this document and the closing of the merger and thereafter may be above or below the range set forth below.

HYPOTHETICAL VALUE OF COMMUNITY COMMON STOCK	IMPLIED VALUE OF PENNROCK COMMON STOCK
$24.96	$34.94
$26.00	$36.40
$27.00	$37.80
$28.00	$39.20
$29.00	$40.60
$30.00	$42.00
$31.00	$43.40
$32.00	$44.80

Community shareholders will keep their shares, which will remain outstanding and unchanged as shares of Community common stock following the merger.

Merger Generally Tax-Free to PennRock Shareholders (see page 58)

The merger has been structured to qualify as a reorganization for federal income tax purposes, and holders of PennRock common stock generally will not recognize any gain or loss for federal income tax purposes on the exchange of their PennRock common stock for Community common stock in the merger, except for any gain or loss that may result from the receipt of cash instead of a fractional share of Community common stock. It is a condition to our respective obligations to complete the merger that Community and PennRock each receive a legal opinion to the effect that the merger will so qualify. In addition, in connection with the filing of the registration statement of which this document is a part, Community will receive a legal opinion to the same effect. These opinions, however, will not bind the Internal Revenue Service, which could take a different view.

You should be aware that the tax consequences to you of the merger may depend upon your own situation. In addition, you may be subject to state, local or foreign tax laws that are not discussed in this document. You should, therefore, consult with your own tax advisor for a full understanding of the tax consequences to you of the merger.

Dividend Policy (see page 67)

The merger agreement permits each of us to continue to pay regular quarterly cash dividends to our shareholders. We have agreed in the merger agreement to coordinate dividend payments so that our shareholders will not receive two dividends, or fail to receive one dividend, for any single calendar quarter. Accordingly, prior to the merger we may coordinate and amend our record dates and payment dates in order to effect this policy.

Community’s current dividend policy has been to pay dividends at the rate of $0.17 per quarter per outstanding share of common stock and to use the remainder of its earnings to grow its business. Community expects to continue paying quarterly cash dividends on Community common stock from the date of this document until the merger and after the merger at the same rate as before the merger. However, Community cannot be certain that its dividend policy and rate will remain unchanged either before or after completion of the merger. The future declaration and payment of dividends will depend on business conditions, operating results, capital and reserve requirements and the Community board of directors’ consideration of other relevant factors.

Our Boards of Directors Unanimously Recommend that Community and PennRock Shareholders Approve the Merger (see pages 32 and 34)

Community Shareholders. The Community board of directors has determined that the merger is advisable and in the best interests of Community and unanimously recommends that the Community shareholders vote FOR the adoption of the merger agreement.

In determining whether to approve the merger, Community’s board of directors consulted with its senior management and advisors. In arriving at its determination, the Community board of directors also considered a number of factors, including the following material factors:

•	the board’s understanding of Community’s business, operations, financial condition, earnings and prospects and PennRock’s business, operations, financial condition, earnings and prospects, including PennRock’s franchise in the region in which it operates;

•	the current and prospective environment in which Community and PennRock operate, including regional and local economic conditions, the competitive environment for financial institutions generally and continuing consolidation in the financial services industry, and the likely effect of these factors on Community after giving effect to the transaction;

•	the board’s understanding of the historical and current financial performance and condition, business operations, capital level and asset quality of PennRock;

•	unaudited summary pro forma financial information giving effect to the transaction and the prospects of Community and PennRock on a combined basis, based on stated assumptions;

•	the similarities in the banking culture, business and management functions of Community and PennRock;

•	the board’s understanding that the merger should be accretive to Community’s earnings per share in the first full year of operations following the merger and the board’s review of an accretion/dilution analysis;

•	its understanding that the merger is consistent with Community’s vision, mission and critical success factors;

•	the potential for cost savings aggregating nearly $8.0 million as well as the potential for incremental revenue opportunities. Preliminary management estimates suggest savings of 10% of combined operating expenses of Community and PennRock in the first full year of operations following the merger. The potential cost savings are expected to be derived from the reconfiguration of duplicate internal operations and administrative functions which will produce more than half of the aggregate savings. The remainder will result from the elimination of redundant external contractual services and from the convergence and standardization of various retirement, bonus, and incentive programs;

•	its understanding of the anticipated level of reorganization, restructuring and integration expense;

•	the historical and current market prices of Community common stock and PennRock common stock;

•	the structure of the merger and the financial and other terms of the merger, including the exchange ratio and the expectation of Community’s legal advisors that the merger will qualify as a transaction of a type that is generally tax-free to PennRock shareholders for United States federal income tax purposes;

•	the board’s understanding of the likelihood that the regulatory approvals needed to complete the merger would be obtained;

•	its review of comparable transaction data and other analyses customarily reviewed in determining the appropriateness of exchange ratios;

•	the financial analysis and presentations of Community’s financial advisor and its opinion delivered on November 15, 2004 that the exchange ratio was fair, from a financial point of view, to Community’s shareholders as of that date (see, “Opinion of Community’s Financial Advisor on page 36);

•	the provisions established for the post-merger board composition;

•	that the merger agreement provides for the continued use of the “Blue Ball” name in PennRock’s market area and the market recognition that PennRock has built in that name;

•	the results of the due diligence review of PennRock’s business and operations; and

•	the terms and conditions of the merger agreement, including the provisions that restrict PennRock from pursuing offers from other potential acquirers.

PennRock Shareholders. The PennRock board of directors has determined that the merger is advisable and in the best interests of PennRock and unanimously recommends that the PennRock shareholders vote FOR the adoption of the merger agreement.

In determining whether to approve the merger, PennRock’s board of directors consulted with its senior management and advisors. In arriving at its determination, the PennRock board of directors also considered a number of factors, including the following material factors:

•	the terms of the merger agreement and the transactions contemplated by the merger, and the historical trading ranges for Community common stock and the consideration to be received by PennRock shareholders in the merger. The board noted, in particular, that based on the closing sales prices of Community and PennRock common stock on the NASDAQ National Market on the day prior to announcement of the execution of the merger agreement (November 15, 2004) and based upon the per share merger consideration of 1.40 shares of Community common stock, the implied value of the merger consideration for PennRock shareholders represented a premium of about 49%;

•	the business and prospects of Community and the fact that Community does not have a substantial presence in PennRock’s traditional market areas, the economic vitality of the other market areas served by Community and the opportunities presented by customer demand in those market areas; and

•	the alternative of PennRock continuing as an independent community-focused banking company as compared to the effect of PennRock combining with Community pursuant to the merger agreement, and the determination that the merger with Community presented the best opportunity for achieving PennRock’s strategic goals.

See “The Merger—PennRock’s Reasons for the Merger; Recommendation of the Merger by the PennRock Board of Directors” beginning on page 34.

We Have Received Opinions From Our Financial Advisors that the Exchange Ratio in the Merger is Fair From a Financial Point of View (see pages 36 and 44)

Opinion of Community’s Financial Advisor. Community’s financial advisor, Sandler O’Neill & Partners, L.P., has provided its opinion to the Community board of directors dated November 15, 2004 (the date on which Community’s board of directors approved the merger agreement) that, as of that date, and subject to and based on the qualifications and assumptions set forth in its opinion, the exchange ratio in the merger was fair, from a financial point of view, to Community’s shareholders. The opinion was confirmed in writing on November 16, 2004. The full text of Sandler O’Neill’s opinion is attached as Annex C to this document. Community urges its shareholders to read that opinion in its entirety. The opinion of Sandler O’Neill will not reflect any developments that may occur or may have occurred after the date of its opinion and prior to the completion of the merger. Sandler O’Neill’s opinion is directed to the Community board of directors and is not a recommendation to any shareholder on any matter relating to the merger. Community has agreed to pay Sandler O’Neill a transaction fee of approximately $1.1 million (based upon the closing price of Community’s common stock on April 22, 2005) in connection with the merger, a substantial portion of which is contingent and payable upon completion of the merger. Community has also paid Sandler O’Neill a fee of $150,000 for rendering its opinion, all of which will be credited against the transaction fee that becomes due and payable upon completion of the merger.

Opinion of PennRock’s Financial Advisor. PennRock’s financial advisor, Griffin Financial Group LLC, has provided its opinion to the PennRock board of directors dated November 16, 2004 (the date on which PennRock’s board of directors approved the merger agreement) that, as of that date, and subject to and based on the considerations referred to in its opinion, the exchange ratio in the merger was fair, from a financial point of view, to PennRock. The full text of Griffin Financial’s opinion is attached as Annex D to this document. PennRock urges its shareholders to read that opinion in its entirety. The opinion of Griffin Financial will not reflect any developments that may occur or may have occurred after the date of its opinion and prior to the completion of the merger. PennRock does not currently expect that it will request an updated opinion from Griffin Financial. PennRock has agreed to pay a fee of $3.265 million to Griffin Financial in consideration for its services as financial advisor, upon completion of the merger.

No Dissenters’ Rights of Appraisal (see Page 61)

Under Pennsylvania law, neither PennRock shareholders nor Community shareholders have the right to dissent from the merger and receive cash equal to the fair value of their shares.

Financial Interests of Our Directors and Executive Officers in the Merger (see page 52)

Some of the directors and executive officers of PennRock have interests in the merger that are different from, or are in addition to, the interests of shareholders of PennRock. These interests include:

•	Certain executive officers of PennRock have employment agreements with PennRock that will provide them with severance payments and benefits in the event of the termination of their employment or service in connection with the merger. In such an event, these individuals would receive, in the aggregate, payments of approximately $2.14 million, determined without regard to any reduction that may be required by Internal Revenue Code Section 280G and without regard to benefits derived from stock option vesting, acceleration or amounts provided by any benefit plans in which they are participants. In addition, certain executive officers of PennRock would be entitled to receive compensation they had deferred while employed by PennRock, plus annual interest of approximately 8%, if their employments were terminated involuntarily following the merger.

•	Certain executive officers of PennRock hold approximately 97,036 options to purchase PennRock common stock that will become fully exercisable and converted into options to purchase Community common stock in connection with the merger.

•	Community has entered into an agreement with Melvin Pankuch that will become effective upon completion of the merger, under which Mr. Pankuch will serve as Vice Chairman of Community until the end of 2005 and as a consultant to Community from 2006 until the second anniversary of the merger. For Mr. Pankuch’s services, Community will pay Mr. Pankuch $200,000 during the twelve month period between the effective date of the merger and the first anniversary of the effective date of the merger and $100,000 in the second year following the effective date of the merger. In addition, Mr. Pankuch has agreed not to compete with Community during the term of his agreement and one year thereafter in exchange for a payment of $75,000 on the effective date of the merger and three payments of $75,000 each on the second, third and fourth year anniversaries of the effective date of the merger.

•	Certain other executive officers of PennRock will be appointed to management positions at Community after the merger and have entered into employment agreements that will become effective after the merger.

•	The executive officers and directors of PennRock will be entitled to continued indemnification and insurance coverage by Community after the merger for acts or omissions occurring prior to the merger (see, “Indemnification and Insurance,” page 58).

•	Community’s board of directors will appoint Mr. Pankuch and five other individuals currently serving as directors of PennRock to the Community board. Such persons will be compensated for their service in accordance with Community’s standard director compensation policy.

Our boards of directors were aware of these respective interests when deciding to approve the merger.

To achieve the Community board composition provided for in the merger agreement, certain directors of Community will be offered positions as emeritus directors of Community and will receive compensation for serving in that role.

We Will Use the Purchase Method of Accounting for the Transaction (see page 60)

The transaction will be accounted for by Community as an acquisition of PennRock using the purchase method of accounting for a business combination in accordance with generally accepted accounting principles in the United States. Under this method of accounting, the tangible and identifiable intangible assets and liabilities of PennRock will be recorded at their estimated fair values and, if necessary, any excess of the merger consideration paid and liabilities assumed over those amounts will be recorded by Community as goodwill. Under generally accepted accounting principles in the United States, goodwill is not amortized but is measured annually for impairment, with any resulting impairment losses included in net income.

Treatment of PennRock Stock Options (see page 62)

At the time of the merger, Community will assume all then outstanding PennRock employee stock options, and those options will be converted into options exercisable for Community common stock. The number of shares issuable under the converted options, and the exercise prices for those options, will be adjusted to take into account the exchange ratio.

Directors and Management Following the Merger (see page 55)

Following the merger, the board of directors of Community will consist of fifteen directors. The board will include nine directors previously elected by Community shareholders. At the time the merger is completed, the Community board will appoint Mr. Pankuch, currently the Executive Vice President and Chief Executive Officer of PennRock, and five other individuals currently serving as directors of PennRock to serve as Community directors. All directors who are appointed to serve on the Community board of directors must meet the eligibility criteria established by the Nominating and Corporate Governance Committee of Community’s board. Certain directors of PennRock who do not become Community directors after the merger will become directors of Community’s subsidiary bank.

Mr. Pankuch and Community have entered into an agreement that will become effective upon completion of the merger, under which Mr. Pankuch will serve as Vice Chairman of Community until the end of 2005 and as a consultant to Community from 2006 until the second anniversary of the merger. In other agreements that will become effective upon completion of the merger, the parties have agreed that various executive officers of PennRock will be offered senior management positions of the combined company following the merger, as further described in “The Merger—Interests of PennRock Executive Officers and Directors” and “The Merger—Board of Directors After the Merger” beginning on page 52.

Regulatory Approvals We Have Obtained for the Merger (see page 60)

We have applied for and obtained the approval of the Federal Reserve System, the Federal Deposit Insurance Corporation and the Pennsylvania Department of Banking as to the merger. We will need to request an extension of the deadline in the approval of the Federal Reserve System, in the event that we do not complete the merger by June 10, 2005.

Expected Timing of the Merger

We expect to complete the merger by mid-2005 if we have received the shareholder and regulatory approvals required to do so.

Conditions to Completion of the Merger (see page 63)

We may not complete the merger unless the following conditions are satisfied or, where permitted, waived:

•	The merger agreement must be adopted by the shareholders of both Community and PennRock;

•	The Community common stock to be issued in, or in connection with, the merger must be approved for listing on NASDAQ;

•	We must obtain all necessary regulatory approvals of the merger from governmental authorities;

•	The registration statement of which this document is part must be declared effective by the Securities and Exchange Commission and not be subject to a stop order or proceedings seeking a stop order;

•	No legal prohibition to completion of the merger may be in effect;

•	Our respective representations and warranties in the merger agreement must be true and correct, subject to exceptions that would not have a material adverse effect on Community or PennRock, as the case may be, or on the combined company following the completion of the merger;

•	We must each be in compliance in all material respects with our respective covenants in the merger agreement;

•	We must each receive an opinion of our respective tax counsel that the merger will qualify as a tax-free reorganization; and

•	Community’s articles of incorporation must have been amended, with the approval of Community’s shareholders, to enable issuance to PennRock shareholders of the required number of shares of Community common stock.

Termination of the Merger Agreement (see page 67)

Community and PennRock can mutually agree at any time to terminate the merger agreement without completing the transaction. Either company can also terminate the merger agreement in the following circumstances:

•	the other company has breached a representation, warranty or obligation and such breach cannot be cured within certain periods of time;

•	the merger is not completed on or prior to August 31, 2005, and the failure to complete the merger by that date is not due to a breach of the merger agreement by the company seeking to terminate it;

•	a final denial of a required regulatory approval; or

•	the PennRock shareholders vote at the PennRock special meeting but do not approve the merger.

Community may terminate the merger agreement if:

•	PennRock materially violates certain covenants relating to the initiation or solicitation of a proposal for an acquisition transaction with a party other than Community or an affiliate of Community; or

•	PennRock agrees to or endorses a proposal for an acquisition transaction with a party other than Community or an affiliate of Community, unless the failure to do so could reasonably constitute a breach of fiduciary duty by the PennRock board of directors.

PennRock may terminate the merger agreement if:

•	the Community shareholders vote at the Community annual meeting but do not approve the merger; or

•

the average closing sales price of Community common stock for the ten consecutive trading days ending two trading days preceding the closing date is less than $24.96 and the decline in the price of Community common stock from a value of $31.20 is at least 20% more than the change in an index based on the stock prices of fourteen other bank holding companies during the period from November 15, 2004 through the trading day preceding the closing date (unless Community, after receiving notice of termination from PennRock, elects to increase the exchange ratio so that the value of the consideration received for each share of PennRock common stock that is exchanged for Community common stock is equal to $34.94).

Termination Fee; Expenses (see page 69)

The merger agreement provides that PennRock must pay a termination fee in the amount of $15,000,000 to Community if:

•	PennRock terminates the merger agreement because its shareholders failed to approve the merger at the PennRock special meeting and PennRock enters into an agreement for an acquisition transaction with a party other than Community or an affiliate of Community before May 16, 2006; or

•	Community terminates the merger agreement because PennRock has violated, in any material respect, certain covenants relating to the initiation or solicitation of an acquisition transaction with a party other than Community or an affiliate of Community in circumstances where both (1) PennRock shall have entered into an agreement to engage in an acquisition transaction with a party other than Community or an affiliate of Community before August 1, 2005, and (2) at the time of termination of the merger agreement, there shall have been a public announcement that a party other than Community intended to engage in an acquisition transaction with PennRock.

The merger agreement also provides that if the merger agreement is terminated as a result of a willful or intentional breach of a representation, warranty, covenant or other agreement, the breaching party shall pay up to $500,000 of the expenses incurred by the non-breaching party.

PennRock’s Directors Have Signed Voting Agreements (see page 70)

As a condition to Community entering into the merger agreement, each of the directors of PennRock entered into an agreement with Community pursuant to which each director agreed to vote all of his or her shares of PennRock common stock in favor of the merger agreement. PennRock directors agreed to enter into the agreements to increase the likelihood that we would complete the merger. As of the record date of April 22, 2005, PennRock’s directors owned or exercised voting control over 353,411 shares of PennRock common stock, representing approximately 4.6% of the shares of PennRock common stock outstanding on that date.

A form of voting agreement, called an affiliate letter, is Exhibit 1 to the merger agreement, which is attached to this document as Annex A.

THE SHAREHOLDER MEETINGS

Community Banks, Inc. Annual Meeting of Shareholders

The Community annual meeting of shareholders will be held at the Four Points Sheraton, 800 East Park Drive, Harrisburg, Pennsylvania on May 31, 2005, starting at 10:00 a.m., local time. At the annual meeting, Community’s shareholders will be asked to vote on the following matters:

•	a proposal to adopt the merger agreement;

•	a proposal to approve an amendment to Community’s articles of incorporation to increase the number of shares of common stock that may be issued from 20,000,000 to 50,000,000;

•	a proposal to elect one Class B director;

•	a proposal to adjourn the annual meeting, if necessary or appropriate, to solicit additional proxies; and

•	any other matters that may be properly brought before the meeting.

You may vote at the Community annual meeting if you owned shares of Community common stock at the close of business on March 15, 2005. On that date there were 12,306,316 shares of Community common stock outstanding. The directors and five most highly compensated executive officers of Community, and their affiliates, beneficially own and are entitled to vote approximately 13.01 % of the shares entitled to be cast at the meeting. We currently expect that Community’s directors and executive officers will vote their shares in favor of the merger, although none of them has entered into any agreements obligating them to do so. In addition, as of the record date, the trust department of Community’s subsidiary bank held 37,568 shares of Community common stock, as fiduciary for certain trusts, estates and agency accounts that beneficially own the shares, over which the bank has voting power. Subject to the provisions of governing instruments and/or in accordance with applicable provisions of fiduciary law, we anticipate that these shares will be voted in favor of the merger.

You may cast one vote for each share of Community common stock you own. The proposals require different percentages of votes in order to approve them:

•	Adoption of the merger agreement and approval of the amendment to Community’s articles of incorporation require the affirmative vote of 66 2/3% of the shares of Community common stock outstanding on the record date;

•	The affirmative vote of a plurality of the votes cast at the annual meeting is required to elect a director; and

•	All other matters require the affirmative vote of a majority of the votes represented and entitled to vote at the annual meeting.

PennRock Special Meeting of Shareholders

PennRock will hold a special meeting of shareholders on May 31, 2005, at 1:00 p.m., local time, at Yoder’s Restaurant, 14 South Tower Road, New Holland, Pennsylvania. At the meeting, PennRock shareholders will vote on a proposal to approve and adopt the merger agreement and on a proposal to adjourn the meeting to solicit additional proxies, if necessary, in the event there are not sufficient votes at the time of the special meeting to approve the merger agreement and any other business that properly arises.

If you own shares of PennRock common stock at the close of business on April 22, 2005, you are entitled to vote at the special meeting. You will have one vote at the meeting for each share of PennRock common stock you owned on April 22, 2005, on which date there were 7,700,820 shares of PennRock common stock outstanding.

Approval of the merger agreement requires the affirmative vote of at least a majority of the shares of PennRock common stock outstanding as of the record date. The failure to vote will have the effect of a vote against the merger agreement. The directors of PennRock and their affiliates together beneficially own and are entitled to vote about 4.6% of the shares entitled to be cast at the special meeting. Directors of PennRock have agreed to vote the shares they own or over which they exercise voting control in favor of the merger agreement, and PennRock currently expects that its executive officers will also vote in favor of the merger agreement. In addition, as of the record date, PennRock Financial Advisors, N.A., a subsidiary of Blue Ball National Bank held 411,243 shares of PennRock common stock as fiduciary for certain trusts, estates and agency accounts that beneficially own the shares. PennRock Financial Advisors has voting power as to 124,562 of these shares and, subject to the provisions of governing instruments and/or in accordance with applicable provisions of fiduciary law, we anticipate that these shares will be voted in favor of the merger.

Brokers who hold shares of PennRock common stock as nominees will not have authority to vote such shares on the merger unless PennRock shareholders provide voting instructions.

INFORMATION ABOUT COMMUNITY AND PENNROCK

Community Banks, Inc.

750 East Park Drive

Harrisburg, Pennsylvania 17111

(717) 920-1698

www.Communitybanks.com

Community, a Pennsylvania business corporation formed in 1982, is a financial holding company registered under the Bank Holding Company Act of 1956. At December 31, 2004, Community and its subsidiaries had total consolidated assets of approximately $2 billion. The primary operating entity of Community is Community Banks, a Pennsylvania chartered bank and trust company through which Community conducts its primary business of attracting deposits, making loans and providing trust services. Community Banks and its predecessors have been in operation since 1867. Through various subsidiaries and contractual arrangements, Community also engages in the sale, as agent, of various types of insurance products, mortgage brokerage and the sale of investment products. Community operates 49 branch offices in central Pennsylvania and Maryland and has the authority to open 3 additional branches in Pennsylvania.

PennRock Financial Services Corp.

1060 Main Street, P.O. Box 580

Blue Ball, PA 17506

(717) 354-4541

www.PennRock.com

PennRock is a Pennsylvania business corporation, a bank holding company and a financial holding company. Blue Ball National Bank, PennRock’s wholly owned banking subsidiary, operates 19 community banking offices in the Pennsylvania counties of Lancaster, Berks and Chester. Through Blue Ball National Bank and its nonbanking subsidiaries, PennRock provides a diversified range of banking and nonbanking financial services, including personal and business checking, savings accounts, residential mortgages, consumer and commercial loans, investment services, insurance services and consulting, actuarial and administrative services for retirement and employee benefit plans. At December 31, 2004, PennRock had total consolidated assets of $1.2 billion, deposits of $828.7 million and shareholders’ equity of approximately $103.5 million.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL DATA

The following financial information is to aid you in understanding the financial aspects of the merger. The following tables present (1) selected historical financial data of Community, (2) selected historical financial data of PennRock, and (3) selected unaudited pro forma combined financial data reflecting the merger. The historical financial data show the financial results actually achieved by Community and PennRock for the periods indicated. The pro forma unaudited combined financial data show financial results as if the merger had taken place at the beginning of the earliest period presented and assuming the merger is accounted for as a purchase of PennRock by Community.

Selected Historical Financial Data of Community

(in thousands, except per share and ratio data)

The selected historical financial data of Community have been derived from the historical consolidated financial statements and related notes of Community filed by Community with the Securities and Exchange Commission. On March 30, 2001, Community’s subsidiary bank merged with Glen Rock State Bank. The merger was accounted for as a pooling of interests, and accordingly the amounts below include the consolidated results of the banks prior to that merger. See “Where You Can Find More Information” on page 106.

	At or for the Year Ended December 31,
	2004	2003	2002	2001	2000
BALANCE SHEET DATA
At Period End:
Investment securities	$619,110	$646,961	$667,801	$543,901	$389,819
Total loans	1,215,951	1,078,611	904,568	857,278	814,874
Total assets	1,954,799	1,861,063	1,680,362	1,509,734	1,308,713
Total deposits	1,305,537	1,230,685	1,132,913	1,003,225	919,241
Long-term debt	404,662	411,422	320,533	322,155	239,613
Stockholders’ equity	152,341	143,406	129,162	111,249	103,978

EARNINGS DATA:
Total interest income	99,799	94,865	96,700	98,075	92,994
Total interest expense	43,242	42,351	46,212	52,140	49,199
Net interest income	56,557	52,514	50,488	45,935	43,795
Provision for loan losses	3,100	2,500	3,350	5,080	2,863
Net interest income after provision for loan losses	53,457	50,014	47,138	40,855	40,932
Other income	23,213	20,463	13,975	12,141	8,148
Other expense	49,993	45,718	39,300	36,521	30,463
Income before income taxes	26,677	24,759	21,813	16,475	18,617
Provision for income taxes	4,879	4,359	3,367	2,879	4,702
Net income	21,798	20,400	18,446	13,596	13,915

PER SHARE DATA:
Basic earnings per share	1.78	1.68	1.51	1.11	1.15
Diluted earnings per share	1.73	1.63	1.48	1.09	1.14
Cash dividends	0.67	0.63	0.54	0.48	0.43
Book value	12.45	11.73	10.67	9.05	8.65
Average diluted shares outstanding	12,574,908	12,497,372	12,491,320	12,461,996	12,231,908

PROFITABILITY RATIOS:
Return on average assets	1.12%	1.15%	1.17%	0.97%	1.12%
Return on average stockholders’ equity	14.96%	15.03%	15.46%	12.21%	15.08%
Net interest margin (FTE)	3.44%	3.50%	3.78%	3.83%	4.01%
Efficiency ratio	60.22%	60.47%	56.81%	59.77%	55.42%

	At or for the Year Ended December 31,
	2004	2003	2002	2001	2000
CAPITAL AND LIQUIDITY RATIOS:
Stockholders’ equity to total assets	7.79%	7.71%	7.69%	7.37%	7.95%
Average equity to average assets	7.51%	7.62%	7.55%	7.96%	7.45%
Dividend payout ratio	37.69%	37.35%	36.07%	43.25%	37.48%
Net loans to assets	61.47%	57.25%	53.10%	55.98%	61.48%

ASSET QUALITY RATIOS:
Allowance for loan losses to total loans outstanding	1.19%	1.22%	1.36%	1.42%	1.27%
Allowance for loan losses to non-accrual loans	266%	162%	131%	109%	171%
Non-accrual loans to total loans outstanding	0.45%	0.76%	1.04%	1.29%	0.74%
Non-performing assets to total assets	0.38%	0.70%	0.63%	0.78%	0.49%
Net charge-offs to average loans outstanding	0.16%	0.17%	0.35%	0.39%	0.20%

Selected Historical Financial Data of PennRock

(in thousands, except per share and ratio data)

The selected historical financial data of PennRock have been derived from the historical consolidated financial statements and related notes of PennRock filed by PennRock with the Securities and Exchange Commission.

	At or for the Year Ended December 31,
	2004	2003	2002	2001	2000
BALANCE SHEET DATA
At Period End:
Investment securities	$302,623	$309,189	$304,814	$303,334	$323,556
Total loans	773,324	711,902	602,840	558,369	501,140
Total assets	1,175,084	1,108,740	1,008,589	948,938	910,950
Total deposits	828,734	784,042	743,262	663,694	682,994
Long-term debt	102,000	102,000	127,000	121,000	91,000
Stockholders’ equity	103,490	98,007	86,978	78,404	72,598

EARNINGS DATA:
Total interest income	55,340	53,394	57,142	62,274	64,234
Total interest expense	18,651	17,825	23,283	32,366	37,073
Net interest income	36,689	35,569	33,859	29,908	27,161
Provision for loan losses	565	1,917	1,750	1,548	3,076
Net interest income after provision for loan losses	36,124	33,652	32,109	28,360	24,085
Other income	12,235	13,750	11,144	11,030	7,315
Other expense	31,616	29,678	27,447	25,282	20,280
Income before income taxes	16,743	17,724	15,806	14,108	11,120
Provision for income taxes	4,062	3,724	2,580	2,041	1,574
Net income	12,681	14,000	13,226	12,067	9,546

PER SHARE DATA:
Basic earnings per share	1.66	1.84	1.73	1.59	1.26
Diluted earnings per share	1.63	1.81	1.71	1.57	1.25
Cash dividends	0.82	0.76	0.68	0.63	0.55
Book value	13.48	12.85	11.45	10.27	9.63
Average diluted shares outstanding	7,757,202	7,741,287	7,728,009	7,661,921	7,663,929

	At or for the Year Ended December 31,
	2004	2003	2002	2001	2000
PROFITABILITY RATIOS:
Return on average assets	1.11%	1.34%	1.34%	1.34%	1.09%
Return on average stockholders’ equity	12.44%	15.24%	15.86%	15.80%	14.93%
Net interest margin (FTE)	3.67%	3.91%	3.98%	3.95%	3.71%
Efficiency ratio	59.34%	56.51%	56.91%	59.28%	55.90%

CAPITAL AND LIQUIDITY RATIOS:
Stockholders’ equity to total assets	8.81%	8.84%	8.62%	8.26%	7.97%
Average equity to average assets	8.95%	8.77%	8.47%	8.51%	7.30%
Dividend payout ratio	49.47%	40.98%	40.49%	39.70%	43.66%
Net loans to assets	65.04%	63.43%	59.07%	58.08%	54.36%

ASSET QUALITY RATIOS:
Allowance for loan losses to total loans outstanding	1.16%	1.21%	1.17%	1.30%	1.19%
Allowance for loan losses to non-accrual loans	3,252%	909%	588%	1,049%	163%
Non-accrual loans to total loans outstanding	0.06%	0.22%	0.41%	0.21%	0.85%
Non-performing assets to total assets	0.05%	0.15%	0.26%	0.15%	0.49%
Net charge-offs to average loans outstanding	0.03%	0.05%	0.34%	0.05%	0.54%

Selected Unaudited Pro Forma Combined Financial Data for Community and PennRock (in thousands)

The following table shows information about our financial condition and results of operations, including per share data and financial ratios, after giving effect to the merger. This information is called unaudited pro forma financial information in this document. The information under “Selected Combined Balance Sheet Items” in the table below assumes the merger was completed on December 31, 2004. The information under “Combined Income Statement” in the table below gives effect to the merger as if the merger had been completed on January 1, 2004. This pro forma financial information assumes that the merger is accounted for using the purchase method of accounting and represents a current estimate of the financial information based on available financial information of Community and PennRock. See “The Merger—Accounting Treatment” on page 60.

The unaudited pro forma combined financial information includes adjustments to reflect the assets and liabilities of PennRock at their estimated fair values at or near the end of 2004. Such adjustments are subject to further adjustment as additional information becomes available and as additional analyses are performed. The pro forma financial information is presented for illustrative purposes only and does not include any assumptions regarding the possible impact of revenue enhancements, expense efficiencies, asset dispositions or share repurchases.

The information presented below should be read together with the historical consolidated financial statements of Community and PennRock, including the related notes, filed by each of them with the Securities and Exchange Commission and together with the consolidated historical financial data for Community and PennRock and the other pro forma financial information, including the related notes, appearing elsewhere in this document. See “Where You Can Find More Information” on page 106 and “Community and PennRock—Unaudited Pro Forma Financial Information” beginning on page 70. The pro forma financial data are not necessarily indicative of results that actually would have occurred had the merger been completed on the dates indicated or that may be obtained in the future.

As of or for the Year Ended December 31, 2004
Combined income statement:
Total interest income	$155,446
Total interest expense	60,021

Net interest income	95,425
Provision for loan losses	3,665

Net interest income after provision for loan losses	91,760
Non-interest income	35,448
Non-interest expenses	83,553

Income before income taxes	43,655
Income taxes	9,023

Net income	$34,632

Selected combined balance sheet items at period end:
Investment securities	$921,733
Total loans	1,984,567
Total assets	3,370,831
Total deposits	2,135,456
Long-term debt	510,031
Stockholders’ equity	477,861

COMPARATIVE PER SHARE DATA

We present below for Community and PennRock historical, unaudited pro forma combined and pro forma equivalent per share financial data for the year ended December 31, 2004. You should read the information below together with the financial statements and related notes of Community and PennRock that are incorporated by reference in this document and with the unaudited pro forma combined financial data included under “Unaudited Pro Forma Combined Financial Information” beginning on page 70.

As of or for the Year Ended December 31, 2004
COMMUNITY COMMON STOCK

Book value per share
Historical	$12.45
Pro forma combined	$20.79
Cash dividends declared per share
Historical	$.67
Pro forma combined (a)	$.67
Basic net income per share
Historical	$1.78
Pro forma combined	$1.51
Diluted net income per share
Historical	$1.73
Pro forma combined	$1.48

PENNROCK COMMON STOCK

Book value per share
Historical	$13.48
Pro forma equivalent (b)	$29.11
Cash dividends declared per share
Historical	$.82
Pro forma equivalent (b)	$.94
Basic net income per share
Historical	$1.66
Pro forma equivalent (b)	$2.11
Diluted net income per share
Historical	$1.63
Pro forma equivalent (b)	$2.07

(a)	The Community pro forma combined cash dividends declared per share represent historical dividends per share for Community.
(b)	The PennRock pro forma equivalent per share amounts are calculated by multiplying the Community pro forma combined per share amounts by the exchange ratio of 1.40.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this document, you should carefully consider the following risk factors relating to the merger in deciding whether to vote for adoption of the merger agreement. You also should keep the following risk factors in mind when you read forward-looking statements in this document. Please refer to the section entitled “A Caution About Forward-Looking Statements” on page 22.

Because the market price of Community common stock may fluctuate, you cannot be sure of the market value of the common stock issued in the merger.

Upon completion of the merger, each share of PennRock common stock you hold will be converted into 1.40 shares of common stock of Community. As a result, changes in the price of Community common stock prior to the merger will affect the value that PennRock shareholders will receive on the date of the merger. Stock price changes may result from a variety of factors, including general market and economic conditions, changes in our businesses, operations and prospects and regulatory considerations, many of which factors are beyond our control.

The price of Community common stock at the closing of the merger may vary from its price on the date the merger agreement was executed, on the date of this document and on the date of the companies’ shareholder meetings. As a result, the value represented by the exchange ratio will also vary. For example, based on the range of closing prices of Community common stock during the period from November 15, 2004, the last trading day before public announcement of the merger, through April 22, 2005, the exchange ratio represented a value ranging from a high of $44.06 to a low of $32.26 for each share of PennRock common stock. Because the date that the merger is completed will be later than the date of the shareholder meetings, at the time of your meeting, you will not know the exact market value of the Community common stock that PennRock shareholders will receive upon completion of the merger.

If the ten day average closing sales price of Community common stock at closing is below $24.96 and the PennRock board does not terminate the merger agreement, the value of the Community common stock received by PennRock shareholders in exchange for each share of PennRock common stock could be less than $34.94.

If the companies complete the merger at a time when the ten-day average closing sales price of Community common stock is below $24.96, the value of the Community stock consideration received by PennRock shareholders in exchange for their shares of PennRock common stock would be less than $34.94 per share of PennRock common stock. PennRock has the option, but is not required, to terminate the merger agreement if the ten-day average closing sales price of Community common stock is below $24.96 and the decline in the price of Community common stock from $31.20 is at least 20% more than the change in an index based on the stock prices of fourteen other bank holding companies during the period from November 15, 2004 through and including the trading day preceding the closing date of the merger. PennRock’s right to terminate the merger agreement is subject to Community’s right to increase the exchange ratio so that such PennRock shareholders receive consideration having a value of $34.94 for each share of PennRock common stock. PennRock cannot predict now whether the PennRock board of directors would exercise its right to terminate the merger agreement if the above conditions are met (see, “The Merger Agreement—Termination; The Merger Agreement—Adjustment of the Exchange Ratio,” on pages 67 and 68, respectively) The merger agreement does not provide for a resolicitation of PennRock shareholders in the event that the above conditions are met and the PennRock board nevertheless chooses to complete the transaction. PennRock’s board of directors has made no decision as to whether it would exercise its right to terminate the merger agreement if the above conditions are satisfied. In considering whether to exercise its right to terminate the merger agreement, PennRock’s board would take into account all relevant facts and circumstances that exist at such time and would consult with its financial advisors and legal counsel.

Community and PennRock have not obtained updated fairness opinions from Sandler O’Neill and Griffin Financial, respectively, reflecting changes in circumstances that may have occurred since the signing of the merger agreement.

Community and PennRock have not obtained updated opinions as of the date of this document from Sandler O’Neill or Griffin Financial, as to the fairness of the exchange ratio to the shareholders of Community and to PennRock, respectively. Changes in the operations and prospects of Community or PennRock, general market and economic conditions and other factors which may be beyond the control of Community and PennRock, and on which the fairness opinions were based, may have altered the value of Community or PennRock or the prices of shares of Community common stock and shares of PennRock common stock as of the date of this document, or may alter such values and prices by the time the merger is completed. The opinions do not speak as of any date other than the dates of those opinions. For a description of the opinions that Community and PennRock received from their respective financial advisors, please refer to “The Merger—Opinions of Financial Advisors” beginning on page 36. For a description of the other factors considered by Community’s board of directors in determining to approve the merger, please refer to “The Merger—Community’s Reasons for the Merger; Recommendation of the Merger by the Community Board of Directors” beginning on page 32. For a description of the other factors considered by PennRock’s board of directors in determining to approve the merger, please refer to “The Merger—PennRock’s Reasons for the Merger; Recommendation of the Merger by the PennRock Board of Directors” beginning on page 34.

We may fail to realize the anticipated benefits of the merger.

The success of the merger will depend, in part, on our ability to achieve the anticipated expense savings from the combination of the businesses of Community and PennRock. Our management teams have estimated nearly $8.0 million of expense savings to be realized from the merger. Preliminary management estimates suggest savings of 10% of combined operating expenses of Community and PennRock in the first full year of operations following the merger. The potential cost savings are expected to be derived from the reconfiguration of duplicate internal operations and administrative functions which will produce more than half of the aggregate savings. The remainder will result from the elimination of redundant external contractual services and from the convergence and standardization of various retirement, bonus, and incentive programs. However, in order to realize the anticipated benefits from the merger, the separate businesses of Community and PennRock must be combined in a manner which permits those expense savings to be realized. If we are not able to successfully achieve our expense savings objectives, the anticipated benefits of the merger may not be realized fully or at all, or such expense savings may take longer than estimated to be realized.

For the period from now until the completion of the merger, both Community and PennRock will operate independently. The integration process, which will take place over that period, could result in the loss of key employees, or the disruption of each company’s ongoing businesses. Further, inconsistencies in standards, controls, policies and procedures could adversely impact our collective ability to sustain our relationships with either customers or our employees and may influence our ability to achieve the anticipated benefits of the merger.

The market price of the Community shares after the merger may be affected by factors different from those affecting the shares of PennRock or Community currently.

The businesses of Community and PennRock differ and, accordingly, the results of operations of the combined company and the market price of the combined company’s shares of common stock may be affected by factors different from those currently affecting the independent results of operations of each of Community or PennRock. For a discussion of the businesses of Community and PennRock and of factors to consider in connection with those businesses, see the documents incorporated by reference in this document and referred to under “Where You Can Find More Information” on page 106.

Community may be subject to adverse regulatory conditions after the merger.

The Federal Reserve System, the Federal Deposit Insurance Corporation and the Pennsylvania Department of Banking have approved the merger. One of the conditions of the Federal Reserve System’s approval is that the merger close by June 10, 2005. It is possible that the merger will not close until after that date, and we will need to obtain the approval of the Federal Reserve System to extend that deadline. Although we are not aware of any reason why the Federal Reserve System would not agree to extend the deadline, the Federal Reserve System is not obligated to extend the deadline or it could impose conditions on the extension of the deadline that could have the effect of imposing additional costs on Community.

After the merger is completed, shareholders of PennRock will receive Community common stock for their shares of PennRock common stock and will become shareholders of Community and will have different rights that may be less advantageous than their current rights.

Upon completion of the merger, PennRock shareholders will receive Community common stock for their shares of PennRock common stock and will become Community shareholders. Differences in PennRock’s articles of incorporation and bylaws and Community’s articles of incorporation and bylaws will result in changes to the rights of PennRock shareholders who become Community shareholders. For more information, see “Comparison of the Shareholders Rights” on page 77 of this document. A shareholder of PennRock may conclude that his, her or its current rights under PennRock’s articles of incorporation and bylaws are more advantageous than the rights they may have as a Community shareholder under Community’s articles of incorporation and bylaws.

If the merger is not completed, Community and PennRock will have incurred substantial expenses without realizing the expected benefits.

Community and PennRock have incurred substantial expenses in connection with the transaction, totaling approximately $700,000 and $650,000, respectively, through April 21, 2005, and expect to incur additional expenses prior to completing the merger. The completion of the merger depends on the satisfaction of specified conditions and the receipt of regulatory approvals. We cannot guarantee that these conditions will be met. If the merger is not completed, the merger-related expenses incurred by Community and PennRock could have an adverse impact on the financial condition of Community and PennRock because they would not have realized the expected benefits of the merger.

Community may be adversely affected after the merger by the outcome of pending litigation or by the outcome of a regulatory matter involving certain PennRock subsidiaries.

The National Advisory Group, Inc. is a PennRock subsidiary (now inactive), which owns four subsidiary corporations (all of which are also now inactive). National Advisory, through its subsidiaries, was previously engaged in the business of providing administrative and advisory services to defined benefit pension plans and in the business of providing administrative and advisory services to a mutual fund.

National Advisory is named as a defendant in a binding, nonappealable arbitration proceeding in which it is alleged that National Advisory acted negligently in providing advice to a client in connection with the termination of a pension plan. The claimants in the case seek to recover damages of approximately $4.6 million. National Advisory is vigorously defending against these claims and is strongly contesting the amount of recoverable damages, if any. Any award against National Advisory would be subject to offsets and insurance coverage aggregating approximately $1.0 million and PennRock believes that it has valid claims for indemnity and contribution against various third parties. PennRock is unable to determine at the present time whether a loss may be incurred relative to this matter or, if a loss is incurred, the extent thereof net of insurance, offsets and amounts recoverable from third parties. It is unlikely that the arbitration proceeding will be resolved prior to the anticipated date of the merger.

In the Fall of 2002, the SEC conducted a compliance examination of National Advisory and the mutual fund to which National Advisory previously provided administrative and advisory services. In May of 2003, the SEC sent deficiency letters to National Advisory and to the mutual fund asserting that National Advisory and the mutual fund had failed to comply with certain regulatory and legal requirements. Upon receipt of these deficiency letters, National Advisory took immediate action to address the compliance issues identified by the

SEC. The mutual fund was closed in December of 2003 and National Advisory has ceased doing business and is now entirely inactive. The SEC has not commenced any formal action or other proceeding in connection with this matter and has asserted no claims against National Advisory, the mutual fund, or any individual associated with either entity; however, it is possible that the SEC may elect to take further action in the future.

A CAUTION ABOUT FORWARD-LOOKING STATEMENTS

This document and the documents incorporated by reference into this document contain forward-looking statements about the transaction, Community and PennRock within the meaning of Section 27A of the Securities Act and Section 21E of the Securities Exchange Act of 1934, as amended. Statements containing the words “believes,” “expects,” “anticipates,” “estimates,” “plans,” “projects,” “predicts,” “intends,” “seeks,” “will,” “may,” “should,” “would,” “continues,” “hope” and similar expressions, or the negative of these terms, constitute forward-looking statements that involve risks and uncertainties. Such statements are based on current expectations and are subject to risks, uncertainties and changes in condition, significance, value and effect. These risks include those discussed in the section entitled “Risk Factors” on page 19 of this document. Such risks, uncertainties and changes in condition, significance, value and effect could cause Community’s or PennRock’s actual results to differ materially from those anticipated events. In evaluating the merger agreement and the transaction, you should carefully consider the discussion of risks and uncertainties discussed in the section of this document entitled “Risk Factors” on page 19.

Although each company believes its plans, intentions and expectations as reflected in or suggested by these forward-looking statements are reasonable, it can give no assurance that its plans, intentions or expectations will be achieved. Accordingly, you should not place undue reliance on them. Community and PennRock shareholders are cautioned that all forward-looking statements involve risks and uncertainties and actual results may differ materially from anticipated results or those discussed elsewhere in this document as a result of various risk factors described in the section of this document entitled “Risk Factors” on page 19. Listed below, and discussed elsewhere, are some important risks, uncertainties and contingencies that could cause each company’s actual results, performances or achievements to be materially different from the forward-looking statements made in this document, particularly if the transaction is not completed. These factors, risks, uncertainties and contingencies include, but are not limited to, the following:

•	general economic or business conditions, either nationally, regionally or in the Pennsylvania or Maryland communities in which either Community or PennRock, as applicable, does business, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit;

•	the effects of, and changes in, trade, monetary and fiscal policies and laws, including interest rate policies of the Board of Governors of the Federal Reserve System;

•	inflation, market and monetary fluctuations;

•	changes in the interest rate environment that may reduce interest margins or otherwise negatively affect either company;

•	Community’s ability to complete the merger, to integrate successfully the assets, liabilities, customers, systems and management personnel Community acquires into its operations, and to realize expected cost savings and revenue enhancements within expected timeframes;

•	the possibility that expected transaction-related charges are materially greater than forecasted or that final purchase price allocations based on fair value of the acquired assets and liabilities at acquisition date and related adjustments to yield and/or amortization of the acquired assets and liabilities are materially different from those forecasted;

•	customer loss and business disruption following the transaction, including adverse effects on relationships with employees, may be greater than expected;

•	deposit attrition, customer loss or revenue loss following the transaction may be greater than expected;

•	significant increase in competitive pressure among depository and other financial institutions;

•	Community’s timely development of competitive new products and services in a changing environment and the acceptance of such products and services by customers;

•	the willingness of customers to substitute competitors’ products and vice versa;

•	the ability of Community and its third party vendors to convert and maintain Community’s and PennRock’s data processing and related systems on a timely and acceptable basis and within projected cost estimates;

•	the impact of changes in financial services policies, laws and regulations, including laws, regulations, policies and practices concerning taxes, banking, capital, liquidity, proper accounting treatment, securities and insurance, and the application thereof by regulatory bodies and the impact of changes in and interpretations of generally accepted accounting principles;

•	the merger may not close on the expected closing date or it may not close;

•	the conditions to closing, including the receipt of shareholder and all necessary regulatory approvals, may not be satisfied;

•	adverse changes may occur in the securities markets;

•	competitors of Community may have greater financial resources and develop products and technology that enable those competitors to compete more successfully than Community;

•	technological changes;

•	changes in consumer spending and savings habits;

•	terrorist attacks in the United States or upon United States interests abroad, or armed conflicts relating to these attacks;

•	armed conflicts involving the United States military;

•	regulatory or judicial proceedings;

•	changes in asset quality; and

•	Community’s and PennRock’s success in managing the risks involved in the foregoing, as applicable.

The effects of these factors are difficult to predict. New factors emerge from time to time, and we cannot assess the impact of any such factor on the business or the extent to which any factor, or combination of factors, may cause results to differ materially from those contained in any forward-looking statement. Any forward-looking statement speaks only as of the date of this document.

These forward-looking statements are found at various places throughout this document and the other documents incorporated by reference into this document, including the Annual Reports on Form 10-K for the year ended December 31, 2004 for each of Community and PennRock (including any amendments to these reports). All subsequent written and oral forward-looking statements concerning the transaction or other matters addressed in this document and attributable to Community or PennRock or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Except to the extent required by applicable law or regulations, Community and PennRock undertake no obligation to update such forward-looking statements to reflect events or circumstances after the date of this document or to reflect the occurrence of unanticipated events. In evaluating forward-looking statements, you should consider these risks and uncertainties, together with the other risks described from time to time in the companies’ respective reports and documents filed with the Securities and Exchange Commission.

THE COMMUNITY ANNUAL MEETING

Date, Time and Place of the Annual Meeting

This document is being furnished to you in connection with the solicitation of proxies by Community in connection with Community’s 2005 annual meeting of shareholders. The Community annual meeting is scheduled to be held as follows:

May 31, 2005

10:00 a.m., local time

Four Points Sheraton

800 East Park Drive

Harrisburg, Pennsylvania

Purpose of the Annual Meeting

At the Community annual meeting, Community’s shareholders will be asked to consider and vote upon the following:

•	a proposal to adopt the merger agreement;

•	a proposal to amend Community’s articles of incorporation to increase the number of shares of common stock that Community may issue from 20,000,000 to 50,000,000;

•	a proposal to elect one Class B director to serve until the 2009 annual meeting;

•	a proposal to adjourn the annual meeting, if necessary, to solicit additional proxies; and

•	any other matters that may be properly brought before the meeting.

Record Date for the Annual Meeting

The board of directors of Community has fixed the close of business on March 15, 2005 as the record date for determination of shareholders entitled to notice of and to vote at the annual meeting of shareholders. On the record date, there were 12,306,316 shares of Community common stock outstanding, held by approximately 3,412 holders of record.

Votes Required

A majority of the shares of Community common stock outstanding on the record date must be present, either in person or by proxy, to constitute a quorum at the Community annual meeting. The matters to be voted on require different percentages of votes in order to approve them:

•	The affirmative vote of 66 2/3% of the shares of Community common stock outstanding on the record date is required to adopt the merger agreement;

•	The affirmative vote of 66 2/3% of the shares of Community common stock outstanding on the record date is required to approve the amendment of Community’s articles of incorporation;

•	The affirmative vote of a plurality of the votes cast at the annual meeting is required to approve the election of one Class B director to serve until the 2009 annual meeting;

•	The affirmative vote of a majority of the shares of Community common stock represented at the annual meeting and entitled to vote is required for the approval of the adjournment of the annual meeting, if necessary, to solicit additional proxies; and

•	The affirmative vote of a majority of the shares of Community common stock represented at the annual meeting and entitled to vote is required as to any other matters that may be properly brought before the meeting.

At the Community annual meeting, each share of Community common stock is entitled to one vote on all matters properly submitted to the Community shareholders.

As of the record date, Community directors and the five most highly compensated executive officers and their affiliates beneficially owned and were entitled to vote approximately 1,654,975 shares of Community common stock, representing approximately 13.01% of the outstanding shares of Community common stock. We currently expect that Community’s directors and executive officers will vote their shares in favor of the merger, although none of them has entered into any agreements obligating them to do so.

Proxies

All shares of Community common stock represented by properly executed proxy cards or voting instruction cards (including those given through electronic voting through the Internet or by telephone) received before or at the annual meeting will, unless revoked, be voted in accordance with the instructions indicated on those proxy cards or voting instruction cards. If no instructions are indicated on a properly executed proxy card, the shares will be voted:

•	for adoption of the merger agreement;

•	for amendment of the Community articles of incorporation;

•	for election of the nominee for Class B director to serve until the 2009 annual meeting; and

•	for adjournment of the annual meeting to solicit additional proxies, if necessary.

However, no proxy with instructions to vote against the merger agreement will be voted in favor of the adjournment of the annual meeting. If you return a properly executed proxy card or voting instruction card and have indicated that you have abstained from voting, your Community common stock represented by the proxy will be considered present at the annual meeting or any adjournment thereof for purposes of determining a quorum.

If your shares are held in an account at a broker, you must instruct the broker on how to vote your shares. If you do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote. Under applicable NASDAQ rules, your broker does not have discretionary authority to vote on the merger agreement or the adjournment proposal without receiving specific instructions from you. If an executed proxy card returned by a broker holding shares indicates that the broker does not have discretionary authority to vote on a particular matter, the shares will be considered present at the meeting for purposes of determining the presence of a quorum, but will not be voted with respect to that matter. This is called a broker non-vote. Your broker will vote your shares only if you provide instructions on how to vote by following the instructions provided to you by your broker. If you hold shares through a Community 401(k) plan, your shares in these plans may be voted even if you do not instruct the trustee how to vote, as explained in your voting instruction card or plan description.

Because approval of the merger and of the proposed amendment to the Community articles of incorporation requires the affirmative vote of 66 2/3% of the outstanding shares of Community common stock, abstentions, failures to vote and broker non-votes will have the same effect as votes against the merger. Accordingly, we urge you to mark each applicable box on the proxy card or voting instruction card to indicate how to vote your shares.

Community does not expect that any matter other than the matters described in this document will be brought before its annual meeting or any adjournment thereof. If, however, other matters are properly presented, the persons named as proxies will vote in accordance with their judgment with respect to those matters.

If you are a Community shareholder of record, you may revoke your proxy at any time before it is voted by:

•	filing a written notice of revocation with the Secretary of Community, 750 East Park Drive, Harrisburg, Pennsylvania 17111;

•	granting a subsequently dated proxy; or

•	appearing in person and voting at the Community annual meeting if you are a holder of record.

If you hold your shares of Community common stock through an account at a broker, you should contact your broker to change your vote. Attendance at the annual meeting will not in and of itself constitute revocation of a proxy. If the annual meeting is postponed or adjourned, it will not affect the ability of shareholders of record as of the record date to exercise their voting rights or to revoke any previously-granted proxy using the methods described above.

Voting Electronically or by Telephone

Community shareholders of record will have the option to submit their proxy cards or voting instruction cards electronically through the Internet or by telephone. To submit your vote electronically through the Internet, visit a website established for that purpose at http://www.eproxy/CMTY/, and follow the instructions. To submit your vote by telephone, call the toll-free number 1-800-560-1965, and follow the recorded instructions.

Solicitation of Proxies

Community will bear the cost of the solicitation of proxies from its shareholders. Community and PennRock will share equally the cost of printing this document.

Community will solicit proxies by mail. In addition, the directors, officers and employees of Community and its subsidiaries may solicit proxies from shareholders by telephone, electronic communication, telegram or in person. Community will make arrangements with brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy solicitation material to the beneficial owners of stock held of record by those persons, and Community will reimburse them for reasonable out-of-pocket expenses. No additional compensation will be paid to our directors, officers or employees for solicitation of proxies.

Georgeson Shareholder Communications, Inc. will assist in the solicitation of proxies by Community for a fee of approximately $10,000, plus reasonable out-of-pocket expenses.

You should not send in any Community stock certificates with your proxy card or voting instruction card. Community shareholders should retain their stock certificates and will not need to surrender them for exchange.

THE PENNROCK SPECIAL MEETING

Date, Time and Place of the Special Meeting

This document is being furnished to you in connection with the solicitation of proxies by PennRock in connection with PennRock’s special meeting of shareholders. The PennRock special meeting is scheduled to be held as follows:

May 31, 2005

1:00 p.m., local time

Yoder’s Restaurant

14 South Tower Road

New Holland, Pennsylvania

Purpose of the Special Meeting

At the PennRock special meeting, PennRock’s shareholders will be asked to consider and vote upon the following:

•	a proposal to adopt the merger agreement;

•	a proposal to adjourn the annual meeting, if necessary, to solicit additional proxies; and

•	any other matters that may be properly brought before the meeting.

Record Date for the Annual Meeting

The board of directors of PennRock has fixed the close of business on April 22, 2005 as the record date for determination of shareholders entitled to notice of and to vote at the special meeting of PennRock shareholders. On the record date, there were 7,700,820 shares of PennRock common stock outstanding, held by approximately 3,899 holders of record.

Votes Required

A majority of the shares of PennRock common stock outstanding on the record date must be present, either in person or by proxy, to constitute a quorum at the PennRock special meeting. The matters to be voted on require different percentages of votes in order to approve them:

•	The affirmative vote of a majority of the shares of PennRock common stock outstanding on the record date is required to adopt the merger agreement;

•	The affirmative vote of a majority of the shares of PennRock common stock represented at the special meeting and entitled to vote is required for the approval of the adjournment of the meeting, if necessary, to solicit additional proxies; and

•	The affirmative vote of a majority of the shares of PennRock common stock represented at the special meeting and entitled to vote is required as to any other matters that may be properly brought before the meeting.

At the PennRock special meeting, each share of PennRock common stock is entitled to one vote on all matters properly submitted to the PennRock shareholders.

The directors of PennRock have agreed to vote all shares of PennRock common stock that they own or over which they exercise voting control for approval and adoption of the merger agreement. As of the record date for the special meeting, directors of PennRock and their affiliates beneficially owned and were entitled to vote approximately 353,411 shares of PennRock common stock, which represented approximately 4.6% of the shares of PennRock common stock outstanding on the record date. In addition, as of the record date, PennRock Financial Advisors, N.A., a subsidiary of Blue Ball National Bank, held 411,243 shares of PennRock common stock as fiduciary for certain trusts, estates and agency accounts that beneficially own the shares. PennRock Financial Advisors has voting power as to 124,562 of these shares and, subject to the provisions of governing instruments and/or in accordance with applicable provisions of fiduciary law, we anticipate that these shares will be voted in favor of the merger proposal and any proposal to adjourn the meeting if more time is needed to solicit proxies.

Proxies

All shares of PennRock common stock represented by properly executed proxy cards or voting instruction cards received before or at the special meeting will, unless revoked, be voted in accordance with the instructions indicated on those proxy cards or voting instruction cards. If no instructions are indicated on a properly executed proxy card, the shares will be voted:

•	for adoption of the merger agreement; and

•	for adjournment of the special meeting to solicit additional proxies, if necessary.

However, no proxy with instructions to vote against the merger agreement will be voted in favor of the adjournment of the PennRock special meeting. If you return a properly executed proxy card or voting instruction card and have indicated that you have abstained from voting, your PennRock common stock represented by the proxy will be considered present at the special meeting or any adjournment thereof for purposes of determining a quorum.

If your shares are held in an account at a broker, you must instruct the broker on how to vote your shares. If you do not provide voting instructions to your broker, your shares will not be voted on any proposal on which your broker does not have discretionary authority to vote. Under applicable NASDAQ rules, your broker does not have discretionary authority to vote on the merger agreement or the adjournment proposal without receiving specific instructions from you. If an executed proxy card returned by a broker holding shares indicates that the broker does not have discretionary authority to vote on a particular matter, the shares will be considered present at the meeting for purposes of determining the presence of a quorum, but will not be voted with respect to that matter. This is called a broker non-vote. Your broker will vote your shares only if you provide instructions on how to vote by following the instructions provided to you by your broker.

Because approval of the merger requires the affirmative vote of a majority of the outstanding shares of PennRock common stock, abstentions, failures to vote and broker non-votes will have the same effect as votes against the merger. Accordingly, we urge you to mark each applicable box on the proxy card or voting instruction card to indicate how to vote your shares.

PennRock does not expect that any matter other than the matters described in this document will be brought before its special meeting or any adjournment thereof. If, however, other matters are properly presented, the persons named as proxies will vote in accordance with their judgment with respect to those matters.

If you are a PennRock shareholder of record, you may revoke your proxy at any time before it is voted by:

•	filing a written notice of revocation with the Secretary of PennRock, 1060 Main Street, P.O. Box 580, Blue Ball, PA 17506;

•	granting a subsequently dated proxy; or

•	appearing in person and voting at the PennRock special meeting if you are a holder of record.

If you hold your shares of PennRock common stock through an account at a broker, you should contact your broker to change your vote. Attendance at the special meeting will not in and of itself constitute revocation of a proxy. If the special meeting is postponed or adjourned, it will not affect the ability of shareholders of record as of the record date to exercise their voting rights or to revoke any previously-granted proxy using the methods described above.

Voting Electronically or by Telephone

PennRock shareholders of record will have the option to submit their proxy cards or voting instruction cards electronically through the Internet or by telephone. To submit your vote electronically through the Internet, visit a website established for that purpose at www.voteproxy.com, and follow the instructions. To submit your vote by telephone, call the toll-free number 1-800-PROXIES, and follow the recorded instructions.

Solicitation of Proxies

PennRock will bear the cost of the solicitation of proxies from its shareholders. Community and PennRock will share equally the cost of printing this document.

PennRock will solicit proxies by mail. In addition, the directors, officers and employees of PennRock and its subsidiaries may solicit proxies from shareholders by telephone, electronic communication, telegram or in person. PennRock will make arrangements with brokerage houses and other custodians, nominees and fiduciaries for forwarding proxy solicitation material to the beneficial owners of stock held of record by those persons, and PennRock will reimburse them for reasonable out-of-pocket expenses. No additional compensation will be paid to our directors, officers or employees for solicitation of proxies.

Georgeson Shareholder Communications, Inc. will assist in the solicitation of proxies by PennRock for a fee of $7,500, plus reasonable out-of-pocket expenses.

You should not send in any PennRock stock certificates with your proxy card or voting instruction card. Once the merger is completed, you will receive a letter containing instructions for how to exchange your PennRock stock certificates for the merger consideration.

COMMUNITY PROPOSAL 1 AND PENNROCK PROPOSAL 1

THE MERGER

This section of the document describes material aspects of the proposed merger, including the merger agreement. This summary, however, is not a complete statement of all provisions of the merger agreement and related documents. You should carefully read this entire document and the other documents we refer you to for a more complete understanding of the merger. A copy of the merger agreement is attached to this document as Annex A. In addition, we incorporate important business and financial information about each of us into this document by reference. You may obtain the information incorporated by reference into this document without charge by following the instructions in the section entitled “Where You Can Find More Information” on page 106.

Effect of the Merger; What PennRock Shareholders Will Receive in the Merger; Increase in Common Stock

Upon completion of the merger, PennRock will merge with and into Community, with Community as the surviving corporation in the merger. In addition, Blue Ball National Bank will merge into Community Banks, with Community Banks surviving.

In the merger, each outstanding share of PennRock common stock will be converted into 1.40 shares of Community common stock. No fractional shares will be issued, and cash will be paid instead of fractional shares. Each option to acquire PennRock common stock will be converted into an option to purchase Community common stock. Based on the number of shares of common stock of Community and PennRock currently outstanding, including outstanding options, it is anticipated that former PennRock shareholders will own approximately 47% and Community shareholders will own approximately 53% of the outstanding Community common stock immediately after the merger.

As part of the merger, Community’s shareholders are being asked to approve an increase in the authorized common stock from 20,000,000 to 50,000,000 shares. If approved by Community’s shareholders, this increase will be reflected in an amendment to Community’s articles of incorporation. Without an increase, Community would not have sufficient unissued and unreserved shares of common stock available for issuance under the merger agreement and under Community’s and PennRock’s stock option plans.

Background of the Merger

The board of directors and senior management of Community have regularly discussed Community’s business and strategic direction in the context of competitive developments, including the long-term trend of consolidation in the financial services industry, and have considered ways to enhance Community’s competitive position. To that end, Community’s management and board have discussed possible ways of broadening Community’s market area and client base. Community’s management and board have considered acquisitions and strategic combinations with other financial institutions and the potential benefits and risks of those transactions. During those considerations, PennRock had been identified as an attractive merger partner. A potential business combination with PennRock appeared to offer a superior strategic fit, complementary business strengths, competitive positions and prospects and compatible senior management strengths.

The PennRock board of directors has also regularly discussed the state of PennRock’s business and strategic direction and objectives and its performance and prospects in the context of competitive developments in the financial services industry, and has considered ways to enhance PennRock’s competitive position in light of continuing industry trends, including the long-term trend of consolidation. The PennRock board of directors has also discussed with senior management various potential strategic alternatives, including some involving possible acquisitions, dispositions and strategic business combinations with other financial institutions along with the potential benefits and risks of those transactions.

Eddie L. Dunklebarger, President, Chairman and CEO of Community, and Dennis L. Dinger, Chairman of PennRock, have known each other for many years. From time to time, they have had informal discussions about their respective institutions and trends in the financial services industry. On July 16, 2004, Mr. Dunklebarger had a telephone conversation with Mr. Dinger and Melvin Pankuch, Executive Vice President and CEO of PennRock, about Mr. Pankuch’s retirement at the end of 2005 and the PennRock board’s evaluation of internal management succession and overall strategic alternatives. A follow-up meeting was scheduled for August 12, 2004.

On August 12, 2004, Messrs. Dunklebarger, Pankuch and Dinger had further discussions regarding a potential affiliation of the two companies. After reviewing strategic alternatives and the advantages of a merger, Mr. Dunklebarger proposed that PennRock consider merging with Community. Mr. Dinger and Mr. Pankuch reported this meeting to the PennRock board of directors on August 24, 2004, and the board instructed Mr. Pankuch to inform Community that PennRock was evaluating its strategic options and would respond to Community following the board’s strategic planning meeting scheduled to be held on October 5, 2004.

Mr. Dunklebarger had several follow-up telephone and in-person conversations with Mr. Dinger and Mr. Pankuch in August and September, 2004. At the strategic planning meeting on October 5, 2004, PennRock’s board received a report from an independent consultant who had performed an in depth analysis of PennRock’s strategic alternatives. Following an extended discussion about the consultant’s report, the PennRock board of directors instructed Mr. Dinger, Mr. Pankuch and director Dale Weaver to meet with representatives of Community regarding Community’s level of interest in combining with PennRock. Community and PennRock representatives met on October 6 to discuss, in general terms, Community’s vision for a combined institution and how the institution would perform.

On October 12, Messrs. Dinger, Pankuch and Weaver reported on the October 6 meeting to the PennRock board. The board authorized Messrs. Pankuch and Dinger to retain counsel and a financial advisor to negotiate the terms of a merger. Mr. Pankuch called Mr. Dunklebarger to report that the PennRock board had agreed to move forward and wanted to have a nonbinding indication of interest and confidentiality agreement in place by October 26, the next meeting of the PennRock board. At this time, both companies formally retained counsel and financial advisors and began negotiations.

Mr. Dunklebarger and Mr. Pankuch met on October 18 to review financial and other terms and to sign a confidentiality agreement. The officers and advisors of both companies continued to negotiate terms until October 25, when Community delivered an indication of interest to PennRock outlining the key terms of its merger proposal.

The PennRock board met on October 26 in order to consider Community’s indication of interest and how best to proceed. Following extensive discussions concerning the advantages and disadvantages of negotiating exclusively with Community, PennRock’s board determined that it was not in the best interests of PennRock or its shareholders to seek competitive bids from other potential acquirors because a transaction with any other entity was unlikely to be as attractive as the transaction proposed by Community. The most attractive features of the Community transaction included consideration payable to the PennRock shareholders involving a substantial premium to market value (in what was otherwise to be in many respects a “merger of equals” transaction in which market premiums are typically not paid to the shareholders of the acquired institution), a substantial (in excess of 47%) post-merger ownership interest to be held by the former PennRock shareholders in the combined entity, significant post-merger representation on the board of directors (6 of 15 directors) of the combined entity, less job attrition than likely would be the case with other potential merger partners (largely because of the complete lack of branch office overlap), a commitment on the part of Community to allocate employee dislocations resulting from the merger in an equitable manner, a meaningful role for members of PennRock’s senior management in the post-merger operations of the combined entity, a significantly enhanced (by approximately 15%) post-merger dividend, and a commitment on the part of Community to maintain the Blue Ball name for a period of at least two years following the merger. After careful consideration of these and other factors, the board concluded that, in most cases, the foregoing features would not or could not be offered by other potential acquirors and authorized management to begin the process of due diligence and to negotiate a definitive merger agreement with Community.

On October 27, officers and advisors of Community and PennRock conducted a telephone conference to discuss due diligence. Representatives of PennRock conducted due diligence regarding Community at the offices of Community’s outside counsel on November 3 and 4, and Community’s representatives and advisors conducted due diligence regarding PennRock at the offices of PennRock’s outside counsel and at PennRock’s main office regarding PennRock on November 5, 11 and 12. Throughout this period of time, counsel for the companies negotiated the terms of a merger agreement.

Mr. Dunklebarger reviewed the proposed merger with the executive committee of Community’s board on November 1. Late in the afternoon of November 15, 2004, the boards of both Community and its bank subsidiary met with Mr. Dunklebarger and other officers, counsel and Sandler O’Neill, Community’s financial advisor, to review the merger agreement. Mr. Dunklebarger reviewed the key terms of the merger agreement and discussed the strategic benefits of a merger. Community’s counsel discussed certain legal proceedings involving PennRock. Sandler O’Neill gave its oral opinion that, as of November 15, 2004, the exchange ratio was fair, from a financial point of view, to Community’s shareholders. Following these presentations, Community’s board of directors voted unanimously to approve the merger agreement, and the directors of Community’s bank subsidiary also voted unanimously to approve the plan of merger between the companies’ subsidiary banks.

On November 16, 2004, the board of directors of PennRock and the board of directors of Blue Ball National Bank held a joint special meeting at which its counsel and financial advisors were present. The results of PennRock’s continuing due diligence on Community were discussed by the board. PennRock’s counsel and financial advisors briefed the board of directors on final negotiations concerning the merger agreement, exhibits and appendices and related matters. The board discussed the terms of the merger, including the financial terms. Specifically, the board discussed the structure of the merger, the exchange ratio, tax aspects of the merger, the provisions regarding our board of director designees to the Community board of directors, the representations, warranties and covenants of the parties and other non-financial issues. The board of directors, with direction from its counsel, reviewed a copy of the merger agreement and ancillary documents in detail. During this meeting, Griffin Financial presented and delivered its written opinion with supporting documentation to PennRock’s board of directors that the exchange ratio in the merger agreement was fair to PennRock from a financial point of view. Counsel also reviewed with the board its fiduciary duties under Pennsylvania law. Following these discussions, PennRock’s board of directors unanimously approved the merger agreement and the transactions contemplated by the merger agreement and authorized its officers to execute the merger agreement and the board of directors of Blue Ball National Bank unanimously approved the plan of merger with Community’s bank subsidiary and authorized its officers to execute the plan of merger.

Following the PennRock board meeting, officers of both companies signed the merger agreement and bank plan of merger. The companies then issued a joint press release announcing the merger. A copy of the merger agreement, without the disclosure schedules, is attached to this document as Annex A and is incorporated in this document by reference.

Community’s Reasons for the Merger; Recommendation of the Merger by the Community Board of Directors

Community’s board of directors believes that the merger will significantly enhance Community’s geographic market. PennRock’s bank offices are located in Lancaster, Chester and Berks Counties, counties that provide opportunity for growth because of consistent increases in population and median income over the past several years. In approving the merger agreement, the board, with the assistance of Community’s advisors, also considered the following factors in concluding that the merger was in the best interest of Community:

•	the board’s understanding of Community’s business, operations, financial condition, earnings and prospects and PennRock’s business, operations, financial condition, earnings and prospects, including PennRock’s franchise in the region in which it operates;

•	the current and prospective environment in which Community and PennRock operate, including regional and local economic conditions, the competitive environment for financial institutions generally and continuing consolidation in the financial services industry, and the likely effect of these factors on Community after giving effect to the transaction;

•	the board’s understanding of the historical and current financial performance and condition, business operations, capital level and asset quality of PennRock;

•	unaudited summary pro forma financial information giving effect to the transaction and the prospects of Community and PennRock on a combined basis, based on stated assumptions;

•	the similarities in the banking culture, business and management functions of Community and PennRock;

•	the board’s understanding that the merger should be accretive to Community’s earnings per share in the first full year of operations following the merger and the board’s review of an accretion/dilution analysis;

•	its understanding that the merger is consistent with Community’s vision, mission and critical success factors;

•	the potential for cost savings aggregating nearly $8.0 million as well as the potential for incremental revenue opportunities. Preliminary management estimates suggest savings of 10% of combined operating expenses of Community and PennRock in the first full year of operations following the merger. The potential cost savings are expected to be derived from the reconfiguration of duplicate internal operations and administrative functions which will produce more than half of the aggregate savings. The remainder will result from the elimination of redundant external contractual services and from the convergence and standardization of various retirement, bonus, and incentive programs;

•	its understanding of the anticipated level of reorganization, restructuring and integration expense;

•	the historical and current market prices of Community common stock and PennRock common stock;

•	the structure of the merger and the financial and other terms of the merger, including the exchange ratio, and the expectation of Community’s legal advisors that the merger will qualify as a transaction of a type that is generally tax-free to PennRock shareholders for United States federal income tax purposes;

•	the board’s understanding of the likelihood that the regulatory approvals needed to complete the merger would be obtained;

•	its review of comparable transaction data and other analyses customarily reviewed in determining the appropriateness of exchange ratios;

•	the financial analysis and presentations of Community’s financial advisor and its opinion, as of November 15, 2004, that the exchange ratio was fair, from a financial point of view, to Community’s shareholders (see, “Opinion of Community’s Financial Advisor on page 36);

•	the provisions established for the post-merger board composition;

•	that the merger agreement provides for the continued use of the “Blue Ball” name in PennRock’s market area and the market recognition that PennRock has built in that name;

•	the results of the due diligence review of PennRock’s business and operations; and

•	the terms and conditions of the merger agreement, including the provisions that restrict PennRock from pursuing offers from other potential acquirers.

Community’s board of directors also considered potential risks associated with the merger, including the following:

•	the challenges of integrating PennRock’s businesses, operations and workforce with those of Community;

•	the conversion of the companies’ operating systems;

•	the need to obtain shareholder and regulatory approval in order to complete the transaction;

•	the costs (estimated to be approximately $14.4 million) expected to be incurred in connection with the merger;

•	the risk that anticipated cost savings will not be achieved;

•	the fact that the National Advisory Group, a subsidiary of PennRock, is involved in an arbitration proceeding and in a regulatory matter (see, “Risk Factors” beginning on page 19); and

•	the risk of a drop in Community’s stock price and the ability of PennRock to terminate the merger agreement in the event of a significant decline in the price of Community common stock.

The foregoing summary of the information and factors considered by Community’s board of directors with the assistance of management and its advisors is not exhaustive, but includes all material factors considered by the board. In view of the wide variety of factors considered by Community’s board of directors in connection with its evaluation of the merger and the complexity of these matters, the Community board of directors did not consider it practical to, nor did it attempt to, quantify, rank or otherwise assign relative weights to the specific factors which it considered in reaching its decision. Community’s board of directors evaluated the factors described above and reached a consensus that the merger was advisable and in the best interests of Community. In considering the factors described above, individual members of the Community board of directors may have given different weights to different factors.

The foregoing discussion contains a number of forward-looking statements that reflect the current views of Community with respect to future events that may have an effect on its future financial performance. Forward-looking statements are subject to risks and uncertainties. Actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. Cautionary statements that identify important factors that could cause or contribute to differences in results and outcomes include those discussed under the section entitled “A Caution About Forward-Looking Statements” on page 22 of this document.

The Community board of directors unanimously determined that the merger and the merger agreement are advisable and in the best interests of Community and its shareholders and unanimously approved the merger agreement. The Community board unanimously recommends that Community shareholders vote “FOR” adoption of the merger agreement.

PennRock’s Reasons for the Merger; Recommendation of the Merger by the PennRock Board of Directors

At its meeting on November 16, 2004, PennRock’s board of directors, with the assistance of its advisors, considered the following factors in concluding that the merger was in the best interest of PennRock and in approving the merger agreement:

•	its understanding of PennRock’s business, operations, financial condition, earnings and prospects and Community’s business, operations, financial condition, earnings and prospects, taking into account the results of PennRock’s due diligence review of Community;

•	its understanding of the current and prospective environment in which PennRock and Community operate, including regional and local economic conditions, the competitive environment for financial institutions generally and continuing consolidation in the financial services industry, and the likely effect of these factors on PennRock in light of, and in the absence of, the proposed merger;

•	the alternative of PennRock continuing as an independent community-focused banking company as compared to the effect of PennRock combining with Community pursuant to the merger agreement, and the determination that the merger with Community presented the best opportunity for achieving PennRock’s strategic goals;

•	the complementary aspects of PennRock’s and Community’s businesses, including the absence of branch overlap and the compatibility of their respective managements, cultures and operating styles;

•	the ability of PennRock and Community to create the eighth largest banking institution headquartered in Pennsylvania based on assets;

•	a determination that a business combination with Community would expand PennRock’s lending capabilities and increase the range of financial products and services available to PennRock’s customers;

•	the PennRock board’s belief that the merger with Community will allow PennRock shareholders to participate in a combined company that will have better future prospects than PennRock is likely to achieve on a stand-alone basis or through a combination with other potential merger partners. The PennRock board also believes it will enjoy a greater market penetration in and around its historical markets and will have a more diversified customer base, revenue sources and financial products.

•	the agreement of Community to establish and operate for at least two years after the completion of the merger a separate banking division called the “Blue Ball, a Division of Community Banks,” consisting of Blue Ball National Bank’s existing branch offices;

•	the terms of the merger agreement and the transactions contemplated by the merger, and the historical trading ranges for Community common stock and the consideration to be received by PennRock shareholders in the merger. The board noted, in particular, that based on the closing sales prices of Community and PennRock common stock on the NASDAQ National Market on the day prior to announcement of the execution of the merger agreement and based upon the per share merger consideration of 1.40 shares of Community common stock, the implied value of the merger consideration for PennRock shareholders represented a premium of about 49%;

•	the opinion of Griffin Financial Group, LLC that the exchange ratio in the merger was fair, from a financial point of view, to PennRock;

•	Community’s agreement that six directors from PennRock’s board of directors would be appointed to Community’s board of directors and that all other members of PennRock’s board of directors would be appointed to the board of directors of Community’s banking subsidiary, Community Banks;

•	the fact that the merger will be a tax-free exchange to PennRock’s shareholders for federal income tax purposes;

•	the pro forma financial effects of the proposed merger, including the potential for cost savings of approximately $8.0 million (preliminary management estimates suggest savings of 10% of combined operating expenses of Community and PennRock in the first full year of operations following the merger, expected to be derived from the reconfiguration of duplicate internal operations and administrative functions which will produce more than half of the aggregate savings and the remainder to be derived from the elimination of redundant external contractual services and from the convergence and standardization of various retirement, bonus, and incentive programs). and enhanced revenue opportunities;

•	the fact that the merger agreement permits PennRock to declare and pay its regular quarterly dividend to the PennRock shareholders through the completion of the merger;

•	the provisions permitting the PennRock board of directors to terminate the merger agreement if the value of Community common stock declines by more than 20% from its price after the announcement of the merger agreement and underperforms by 20% or more as compared to an index of peer banking companies during the same time period;

•	the provisions pertaining to PennRock’s ability in certain circumstances to withdraw its recommendation of the merger to the PennRock shareholders and PennRock’s ability to recommend another transaction to the PennRock shareholders and pursue such transaction in certain circumstances;

•	the possible negative impact the merger with Community would have on various constituencies served by PennRock, including potential job loss among PennRock employees; and

•	the regulatory and other approvals required in connection with the merger and the likelihood that the approvals needed to complete the merger will be obtained without unacceptable conditions.

The PennRock board of directors also considered potential risks associated with the merger in connection with the decision to approve the merger agreement, including the following:

•	the potential risk of diverting management focus and resources from other strategic opportunities and from operational matters while working to implement the merger;

•	the potential challenges of integrating the businesses, operations and workforce of PennRock and Community, and the possibility of not achieving the expected cost savings;

•	the fixed exchange ratio, which will not adjust upwards to compensate for declines, or downwards to compensate for increases, in Community’s common stock price prior to the completion of the merger;

•	the risk that the terms of the merger agreement, including the provisions restricting PennRock from soliciting third party acquisition proposals and requiring PennRock to pay a termination fee in certain circumstances could have the effect of discouraging other parties that might be interested in a transaction with PennRock from proposing such a transaction;

•	the need to obtain PennRock and Community shareholder approval, including the approval by Community shareholders of an amendment to Community’s articles of incorporation to increase the authorized number of shares of Community common stock; and

•	the need to obtain required regulatory approvals.

The foregoing discussion of the factors considered by the PennRock board is not intended to be exhaustive, but is believed to include all material factors considered by the PennRock board. In view of the wide variety of the factors considered in connection with its evaluation of the merger and the complexity of these matters, the PennRock board did not find it useful and did not attempt, to quantify, rank or otherwise assign relative weights to these factors. In considering the factors described above, the individual members of the PennRock board may have given different weight to different factors.

It should be noted that this explanation of the PennRock board’s reasoning and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the heading “A Caution About Forward-Looking Statements” beginning on page 22.

The PennRock board of directors unanimously determined that the merger and the merger agreement are advisable and in the best interests of PennRock and unanimously approved the merger agreement. The PennRock board unanimously recommends that PennRock shareholders vote “FOR” adoption of the merger agreement.

Opinions of Financial Advisors

Opinion of Community’s Financial Advisor.

By letter dated as of October 18, 2004, Community retained Sandler O’Neill to act as its financial advisor in connection with a possible business combination with PennRock. Sandler O’Neill is a nationally recognized investment banking firm whose principal business specialty is financial institutions. In the ordinary course of its investment banking business, Sandler O’Neill is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions.

Sandler O’Neill acted as financial advisor to Community in connection with the proposed merger and participated in certain of the negotiations leading to the merger agreement, but the terms and conditions of the merger, including pricing, were determined through arm’s length negotiations between PennRock and Community. At the November 15, 2004 meeting of the board of directors of Community at which Community’s board considered and approved the merger agreement, Sandler O’Neill delivered to the board its oral opinion that, as of such date, the exchange ratio was fair to Community’s shareholders from a financial point of view. The opinion was subsequently confirmed in writing on November 16, 2004. The full text of Sandler O’Neill’s opinion is attached as Annex C to this document. The opinion outlines the procedures followed, assumptions made, matters considered and qualifications and limitations on the review undertaken by Sandler O’Neill in rendering its opinion. The description of the opinion set forth below is qualified in its entirety by reference to the opinion. Sandler O’Neill urges Community shareholders to read the entire opinion carefully in connection with their consideration of the proposed merger.

Sandler O’Neill’s opinion speaks only as of the date of the opinion. The opinion was directed to the Community board and is directed only to the fairness of the exchange ratio to Community shareholders from a financial point of view. It does not address the underlying business decision of Community to engage in the merger or any other aspect of the merger and is not a recommendation to any Community shareholder as to how such shareholder should vote at the special meeting with respect to the merger, or any other matter.

In connection with rendering its opinion, Sandler O’Neill reviewed and considered, among other things:

(1) the Agreement;

(2) certain publicly available financial statements and other historical financial information of Community that Sandler O’Neill deemed relevant;

(3) certain publicly available financial statements and other historical financial information of PennRock that Sandler O’Neill deemed relevant;

(4) financial projections for Community for the years ending December 31, 2004 and 2005, reviewed in discussions with senior management of Community and earnings per share estimates for Community for the years ending December 31, 2004 and 2005 published by I/B/E/S and reviewed by and confirmed with management of Community;

(5) earnings estimates for PennRock for the years ending December 31, 2004 and December 31, 2005 reviewed with senior management of Community;

(6) the pro forma financial impact of the merger on Community, based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings, and expenses associated with ongoing legal proceedings determined by the senior management of Community;

(7) the pro forma impact of the merger on Community’s branch locations and the demographics of the markets in which those branches are located;

(8) the publicly reported historical price and trading activity for Community’s and PennRock’s common stock, including a comparison of certain financial and stock market information for Community and PennRock with similar publicly available information for certain other companies the securities of which are publicly traded;

(9) the relative contributions of assets, liabilities, equity and earnings of Community and PennRock to the resulting institution and the relative pro forma ownership of the shareholders of Community and PennRock in the combined company;

(10) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available;

(11) the current market environment generally and the banking environment in particular; and

(12) such other information, financial studies, analyses and investigations and financial, economic and market criteria as Sandler O’Neill considered relevant.

Sandler O’Neill also discussed with certain members of senior management of Community the business, financial condition, results of operations and prospects of Community and held similar discussions with certain members of senior management of PennRock regarding the business, financial condition, results of operations and prospects of PennRock.

In performing its reviews and analyses and in rendering its opinion, Sandler O’Neill relied upon the accuracy and completeness of all of the financial and other information that was available to Sandler O’Neill from public sources, that was made available to Sandler O’Neill by Community or PennRock or their respective representatives or that was otherwise reviewed by Sandler O’Neill and have assumed such accuracy and completeness for purposes of rendering the opinion. Sandler O’Neill has further relied on the assurances of management of Community and PennRock that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. Sandler O’Neill has not been asked to undertake, and has not undertaken, an independent verification of any of such information and Sandler O’Neill does not assume any responsibility or liability for the accuracy or completeness thereof. Sandler O’Neill did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of Community or PennRock or any of their subsidiaries, or the collectibles of any such assets, nor has Sandler O’Neill been furnished with any such evaluations or appraisals. Sandler O’Neill did not make an independent evaluation of the adequacy of the allowance for loan losses of Community or PennRock nor has Sandler O’Neill reviewed any individual credit files relating to Community or PennRock. Sandler O’Neill has assumed, with Community’s consent, that the respective allowances for loan losses for both Community and PennRock are adequate to cover such losses.

With respect to the financial projections for Community and the earnings estimates for PennRock and all projections of transaction costs, purchase accounting adjustments and expected cost savings prepared by and/or discussed with the management of Community and used by Sandler O’Neill in its analyses, Community’s management confirmed to Sandler O’Neill that they reflected management’s best currently available estimates and judgments of the respective future financial performance of Community and PennRock and Sandler O’Neill assumed that such performances would be achieved. Sandler O’Neill expresses no opinion as to such financial projections or estimates or the assumptions on which they are based. Sandler O’Neill has also assumed that there has been no material change in Community’s or PennRock’s assets, financial condition, results of operation, business or prospects since the date of the most recent financial statements made available to Sandler O’Neill. Sandler O’Neill has assumed in all respects material to our analysis that Community and PennRock will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the agreements are not waived and that the merger will be a tax-free reorganization for federal income tax purposes. Finally, with Community’s consent Sandler O’Neill has relied upon the advice Community has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the merger and the other transactions contemplated by the merger agreement.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of Community, PennRock and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the Community board at the board’s November 15, 2004 meeting. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of Community’s common stock or PennRock’s common stock or the prices at which Community’s or PennRock’s common stock may be sold at any time.

Sandler O’Neill is aware that National Advisory Group, Inc., a subsidiary of PennRock, is a party to an arbitration with one of its former pension plan clients and that National Financial Advisors, Inc., an affiliate of PennRock, has received a deficiency letter from the Securities Exchange Commission (the “SEC”) in connection with the Dresher Family of Funds (collectively with the lawsuit, the “Actions”), which were advised by NFA. At

Community’s direction, Sandler O’Neill has performed no independent evaluation of (i) the merits, (ii) the actual or potential costs (including costs associated with fines, civil money penalties, disgorgement, damages and indemnification expenses) of the Actions or any potential private litigation involving the subject matter of either of the Actions, (iii) the likelihood that the SEC will take further action in connection with the NFA matter or (iv) any potential adverse regulatory consequences of the Actions. Instead, at Community’s direction, Sandler O’Neill has relied exclusively on information provided by Community and its legal advisors and PennRock and its legal advisors with regard to those subjects.

In rendering its November 15, 2004 opinion, Sandler O’Neill performed a variety of financial analyses. The following is a summary of the material analyses performed by Sandler O’Neill, but is not a complete description of all the analyses underlying Sandler O’Neill’s opinion. The summary includes information presented in tabular format. In order to fully understand the financial analyses, these tables must be read together with the accompanying text. The tables alone do not constitute a complete description of the financial analyses. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to Community or PennRock and no transaction is identical to the merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of Community or PennRock and the companies to which they are being compared.

Summary of Proposal. Sandler O’Neill reviewed the financial terms of the proposed transaction. Based upon the November 12, 2004 closing price of Community of $31.20 and an exchange ratio of 1.40, Sandler O’Neill calculated an implied transaction value of $43.68 per share. Based upon financial information for Community as of or for the twelve-month period ended September 30, 2004, Sandler O’Neill calculated the following ratios:

Transaction Ratios

Transaction price/Last twelve month’s earnings per share	23.6	x
Relative Price/LTM EPS (1)	1.3	x
Transaction price/Book value	320.5%
Transaction price/Tangible book value	354.7%
Tangible book premium/Core deposits (2)	31.6%
Market Premium	46.8%

(1)	Multiple of Relative EPS is calculated by dividing the Transaction Price/ LTM EPS multiple by Community’s LTM EPS trading multiple of 18.4x.
(2)	Calculated by dividing the excess of transaction value over tangible book value by core deposits. Assumes PennRock’s core deposits total $778.8 million.

For purposes of Sandler O’Neill’s analyses, earnings per share were based on fully diluted earnings per share. The aggregate transaction value was approximately $340.5 million based upon 7,638,000 million shares of PennRock common stock outstanding plus the intrinsic value of outstanding options to purchase an aggregate of 275,721 shares of PennRock common stock with a weighted average exercise price of $18.64.

Stock Trading History. Sandler O’Neill reviewed the history of the reported trading prices and volume of Community’s common stock and PennRock’s common stock and the relationship between the movements in the prices of Community’s common stock and PennRock’s common stock, respectively, to movements in certain stock indices, including the Standard & Poor’s 500 Index, the Nasdaq Bank Index, the Standard & Poor’s Bank Index and the weighted average performance (based upon market capitalization) of a peer group of publicly traded commercial banks selected by Sandler O’Neill. The commercial banks included in the peer group for Community and PennRock are identified in the “Comparable Company Analysis” below.

During the one-year period ending November 12, 2004, Community’s common stock generally underperformed the indices to which it was compared. During the three-year period ending November 12, 2004, Community’s common stock outperformed each of the indices to which it was compared (except that it underperformed its Peer Group through the third quarter of 2003).

Community’s One Year Stock Performance

	Beginning Index Value November 12, 2003	Ending Index Value November 12, 2004
Community	100.00%	99.57%
Peer Group	100.00	105.47
Nasdaq Bank Index	100.00	112.34
S&P Bank Index	100.00	116.56
S&P 500 Index	100.00	111.87

Community’s Three Year Stock Performance

	Beginning Index Value November 12, 2001	Ending Index Value November 12, 2004
Community	100.00%	170.30%
Peer Group	100.00	162.76
Nasdaq Bank Index	100.00	156.79
S&P Bank Index	100.00	141.87
S&P 500 Index	100.00	105.89

During the one-year period ending November 12, 2004, PennRock’s common stock generally underperformed each of the indices to which it was compared. During the three-year period ending November 12, 2004, PennRock’s common stock outperformed each of the indices to which it was compared.

PennRock’s One Year Stock Performance

	Beginning Index Value November 12, 2003	Ending Index Value November 12, 2004
PennRock	100.00%	95.97%
Peer Group	100.00	105.47
Nasdaq Bank Index	100.00	112.34
S&P Bank Index	100.00	116.56
S&P 500 Index	100.00	111.87

PennRock’s Three Year Stock Performance

	Beginning Index Value November 12, 2001	Ending Index Value November 12, 2004
PennRock	100.00%	175.17%
Peer Group	100.00	162.76
Nasdaq Bank Index	100.00	156.79
S&P Bank Index	100.00	141.87
S&P 500 Index	100.00	105.89

Comparable Company Analysis. Sandler O’Neill used publicly available information to compare selected financial and market trading information for Community and PennRock and a group of commercial banking institutions selected by Sandler O’Neill. The peer group consisted of the following publicly traded commercial banks located in the Mid-Atlantic region with total assets between $1.0 billion and $2.5 billion:

AmeriServ Financial, Inc.

Arrow Financial Corporation

Citizens & Northern Corporation

Columbia Bancorp

Financial Institutions, Inc.

First Mariner Bancorp

First United Corporation

Hudson Valley Holding Corp.

Interchange Financial Services Corporation

Intervest Bancshares Corporation

Lakeland Bancorp, Incorporated

Omega Financial Corporation

Peapack-Gladstone Financial Corporation

Pennsylvania Commerce Bancorp, Inc.

Royal Bancshares of Pennsylvania, Inc.

State Bancorp, Inc.

Sterling Bancorp

Sterling Financial Corporation

Suffolk Bancorp

Tompkins Trustco, Inc.

Univest Corporation of Pennsylvania

The analysis compared publicly available financial and market trading information for Community, PennRock and the data for the Peer Group as of and for the twelve-month period ended September 30, 2004. The table below compares the data for Community, PennRock and the median data for the Peer Group, with pricing data as of November 12, 2004.

Comparable Group Analysis

Community	PennRock	Peer Group Median
Total assets (in millions)	$1,955.8	$1,146.9	$1,364.2
Tangible equity/Tangible assets	7.40%	8.27%	7.06%
Intangible Assets/Total Equity	3.37%	9.65%	2.61%
LTM Return on average assets	1.12%	1.28%	1.31%
LTM Return on average equity	15.02%	14.37%	14.51%
Price/Book Value	254.41%	218.26%	223.98%
Price/Tangible book value	263.29%	241.58%	257.02%
Price/LTM earnings per share	18.35	x	16.08	x	18.33	x
Price/2004 Estimated EPS (1)	18.03	x	15.91	x	17.77	x
Price/2005 Estimated EPS (2)	16.86	x	14.88	x	15.75	x
EPS CAGR (1998 – 2003)	12.61%	7.68%	11.97%
Dividend Payout Ratio	38.86%	43.24%	40.43%
Dividend Yield	2.12%	2.69%	2.28%
Market Capitalization (in millions)	$380.1	$227.2	$306.1
Net Loans/Assets	60.08%	64.21%	57.46%
Gross Loans/Total Deposits	90.08%	89.66%	76.85%
Total Borrowings/Total Assets	22.55%	17.57%	13.13%
NPAs/Total Assets	0.42%	0.06%	0.41%
Loan Loss Reserves/Gross Loans	1.21%	1.21%	1.23%
Net Interest Margin	3.42%	3.62%	3.99%
Non Interest Income/Average Assets	1.00%	1.21%	0.96%
Fees/Revenues (NonII/NonII+NII)	25.75%	27.28	20.88%
Non Interest Expense/Average Assets	2.58%	2.72%	2.81%
Efficiency Ratio	66.47%	61.18%	59.64%

(1)	EPS estimate for Community is I/B/E/S consensus; EPS for PennRock is estimated by Community’s management
(2)	EPS estimate for Community is I/B/E/S consensus; EPS for PennRock is estimated by Community’s management

Analysis of Selected Merger Transactions. Sandler O’Neill reviewed 97 merger transactions announced nationwide between January 1, 2004 and November 12, 2004 involving commercial banks as acquired institutions with transaction values greater than $15 million. Sandler O’Neill reviewed 10 transactions announced during the same period involving commercial banks located in the Mid Atlantic region of the United States as acquired institutions with transaction values greater than $15 million. Sandler O’Neill reviewed the multiples of transaction price at announcement to last twelve months’ earnings per share, transaction price to book value per share, transaction price to tangible book value per share, tangible book premium to core deposits, and premium to market price and computed high, low, mean and median multiples and premiums for the transactions. The median multiples were applied to PennRock’s financial information as of and for the twelve months ended September 30, 2004. As illustrated in the following tables, Sandler O’Neill derived an imputed range of values per share of PennRock common stock of $32.59 to $44.49 based upon the median multiples for the nationwide commercial bank transactions and $33.88 to $52.90 based upon the median multiples for the Mid-Atlantic transactions. The transaction value of the merger as calculated by Sandler O’Neill was $43.68 per share.

Transaction Multiples and Implied Value

	Nationwide Median			Mid-Atlantic Median
	Multiple		Implied Value	Multiple		Implied Value
Transaction price/LTM EPS (1)	24.01	x	$44.49	28.55	x	$52.90
Transaction price/Book value (2)	249.95%		$34.07	278.30%		$37.93
Transaction price/Tangible book value	269.07%		$33.14	311.71%		$38.39
Tangible book premium/Core deposits (3)	19.95%		$32.59	21.22%		$33.88
Premium to market (4)	26.71%		$37.70	32.36%		$39.38

(1)	Based on 7,719,010 LTM average diluted shares outstanding as of September 30, 2004
(2)	Based on 7,638,000 common shares outstanding as of September 30, 2004
(3)	Assumes PennRock’s core deposits total $778.8 million. Calculated by dividing the excess of transaction value over tangible book value by core deposits.
(4)	Based on PennRock’s November 12, 2004 closing price of $29.75

Discounted Dividend Stream and Terminal Value Analysis. Sandler O’Neill performed an analysis that estimated the future stream of after-tax dividend flows of Community through December 31, 2008 under various circumstances, assuming Community performed in accordance with the I/B/E/S earnings per share estimates for 2004 and 2005 confirmed with senior management. For periods after 2005, Sandler O’Neill assumed an annual growth rate of earnings per share of approximately 10%. To approximate the terminal value of Community’s common stock at December 31, 2008, Sandler O’Neill applied price/earnings multiples ranging from 14x to 24x and multiples of tangible book value ranging from 250% to 375%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 10% to 13% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of Community common stock. As illustrated in the following tables, this analysis indicated an imputed range of values per share of Community common stock of $23.48 to $42.56 when applying the price/earnings multiples and $29.69 to $47.66 when applying multiples of tangible book value. The implied transaction value of the merger as calculated by Sandler O’Neill was $43.68 per share.

Earnings Per Share Multiples

Discount Rate	14x	16x	18x	20x	22x	24x
10.00%	26.16	29.44	32.72	36.00	39.28	42.56
11.00%	25.22	28.38	31.54	34.7	37.85	41.01
12.00%	24.33	27.37	30.41	33.45	36.49	39.53
13.00%	23.48	26.41	29.33	32.26	35.19	38.11

Tangible Book Value Per Share Multiples

Discount Rate	250%	275%	300%	325%	350%	375%
10.00%	33.11	36.02	38.93	41.84	44.75	47.66
11.00%	31.91	34.72	37.52	40.32	43.12	45.92
12.00%	30.77	33.47	36.17	38.86	41.56	44.25
13.00%	29.69	32.28	34.88	37.47	40.07	42.66

Sandler O’Neill performed a similar analysis that estimated the future stream of after-tax dividend flows of PennRock through December 31, 2008 under various circumstances, assuming PennRock’s projected dividend stream and that PennRock performed in accordance with the earnings per share estimates for 2005 for PennRock, discussed with management of Community. For periods after 2005, Sandler O’Neill assumed an annual growth rate of earnings per share of approximately 10%. To approximate the terminal value of PennRock common stock at December 31, 2008, Sandler O’Neill applied price/earnings multiples ranging from 14x to 24x and multiples of tangible book value ranging from 250% to 375%. The dividend income streams and terminal values were then discounted to present values using different discount rates ranging from 10% to 13% chosen to reflect different assumptions regarding required rates of return of holders or prospective buyers of PennRock common stock. As illustrated in the following tables, Sandler O’Neill’s analyses indicated an imputed range of values per share of PennRock common stock of $25.05 to $45.65 when applying multiples of earnings per share and $30.14 to $48.62 when applying multiples of tangible book value. The closing price of PennRock common stock on November 12, 2004 was $29.75.

Earnings Per Share Multiple

Discount Rate	14x	16x	18x	20x	22x	24x
10.00%	28.08	31.60	35.11	38.62	42.14	45.65
11.00%	27.02	30.40	33.77	37.14	40.52	43.89
12.00%	26.01	29.25	32.49	35.73	38.97	42.21
13.00%	25.05	28.16	31.27	34.39	37.50	40.61

Tangible Book Value Per Share Multiples

Discount Rate	250%	275%	300%	325%	350%	375%
10.0%	33.83	36.79	39.75	42.70	45.66	48.62
11.0%	32.54	35.38	38.22	41.06	43.90	46.74
12.0%	31.31	34.04	36.77	39.50	42.22	44.95
13.0%	30.14	32.76	35.38	38.00	40.63	43.25

In connection with its analyses, Sandler O’Neill considered and discussed with the Community board how the present value analyses would be affected by changes in the underlying assumptions, including variations with respect to net income. Sandler O’Neill noted that the discounted dividend stream and terminal value analysis is a widely used valuation methodology, but the results of such methodology are highly dependent upon the numerous assumptions that must be made, and the results thereof are not necessarily indicative of actual values or future results.

Pro Forma Merger Analysis. Sandler O’Neill analyzed certain potential pro forma effects of the merger, assuming the following: (1) the merger closes in the second quarter of 2005, (2) 100% of the PennRock shares of common stock are exchanged for Community common stock at an exchange ratio of 1.40x, (3) financial projections for Community and the earnings estimates for PennRock which were consistent with those discussed with the senior management of Community for 2004 and 2005, (4) purchase accounting adjustments, charges and transaction costs associated with the merger and cost savings determined by the senior management of Community and (5) options to purchase PennRock shares of common stock are converted into options to purchase shares of Community common stock. The analysis indicated that for the year ending December 31, 2005, the merger would be 0.95% accretive to Community’s projected earnings per share. The analyses also indicated that, at June 30, 2005 (the assumed closing date of the merger), the merger would be 19.1% dilutive to Community’s tangible book value per share. Further analysis indicated that for the six months ending December 31, 2005, the merger would be 1.9% accretive to earnings per share. For the full year ending December 31, 2006, the merger would be 0.2% accretive to earnings per share.

Contribution Analysis. Sandler O’Neill reviewed the relative contributions to be made by Community and PennRock to the combined institution based on financial information of both companies as of or for the period ended September 30, 2004. The percentage of pro forma shares owned was determined using the exchange ratio of 1.40. This analysis indicated that the implied contributions to the combined entity were as follows:

Contribution Analysis

	Community	PennRock
Net loans	61%	39%
Total assets	63%	37%
Deposits	61%	39%
Total equity	59%	41%
Last twelve months’ net income (1)	60%	40%
Pro forma ownership	53%	47%
Directorship	60%	40%

(1)	Does not include cost efficiencies or purchase accounting adjustments. EPS estimate for Community is I/B/E/S consensus; EPS for PennRock is estimated by Community’s management.

Community has agreed to pay Sandler O’Neill a transaction fee in connection with the merger of 0.40% of the aggregate transaction value or approximately $1.1 million (based on the closing price of Community’s common stock as of April 22, 2005), a substantial portion of which is contingent, and payable, upon closing of the merger. Community has also paid Sandler O’Neill a fee of $150,000 for rendering its opinion, which fee will be credited against the transaction fee payable at the closing of the merger. Community has also agreed to reimburse certain of Sandler O’Neill’s reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Sandler O’Neill and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws.

Sandler O’Neill has, in the past, provided certain investment banking services to Community, and has received compensation for such services and Sandler O’Neill may provide additional services to Community and receive compensation for such services in the future, including during the pendency of the merger. In the ordinary course of its business as a broker-dealer, Sandler O’Neill may purchase securities from and sell securities to Community and PennRock and their respective affiliates and may actively trade the debt and/or equity securities of Community and PennRock and their respective affiliates for its own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities.

Opinion of PennRock’s Financial Advisor.

On October 26, 2004, PennRock engaged Griffin Financial Group, LLC to serve as its financial advisor in connection with the merger. Griffin acted as financial advisor to PennRock in connection with the merger and participated in certain negotiations leading to the execution of the merger agreement, but the terms and conditions of the merger, including pricing, were determined through arm’s length negotiations between PennRock and Community and the decision as whether to accept the Community proposal and the pricing of the merger was made by the board of directors of PennRock. On November 16, 2004, the PennRock board of directors held a special meeting to evaluate the proposed merger of PennRock with and into Community. At this meeting, Griffin delivered a written opinion that, as of that date and based on the assumptions, factors and limitations set forth in its opinion, the exchange ratio provided for in the merger agreement was fair, from a financial point of view, to PennRock.

PennRock has the right to terminate the merger agreement if the average final price of Community common stock for the ten consecutive trading days ending two trading days prior to the closing date is less than $24.96 (representing a 20% decline from the $31.20 closing sales price of Community common stock on November 12, 2004) and the decline in the average final price of Community common stock from $31.20 is at least 20% more than the change in a peer index based on the stock prices of fourteen other bank holding companies during the period from November 15, 2004 through the trading day immediately preceding the closing date. Even if PennRock elects to terminate the merger agreement, the merger may still be completed if Community, at its option, chooses to increase the exchange ratio provided for in the merger agreement so that PennRock shareholders receive Community common stock having a value of $34.94 for each share of PennRock common stock outstanding. It is not possible to know until two trading days before the closing date if the average final price will be less than $24.96 or if the decline in the price of Community common stock will be 20% more than the change in the index group ratio. Griffin cannot predict whether or not the PennRock board would exercise its right to give notice to Community that PennRock desired to terminate the merger agreement, or whether Community would exercise its right to increase the exchange ratio, if these conditions were met. Griffin’s opinion does not address the fairness from a financial point of view of the exchange ratio if the above price conditions have been met and the PennRock board does not terminate the merger agreement. See “The Merger—Termination” and “The Merger—Adjustment of the Exchange Ratio” on pages 67 and 68, respectively.

The full text of Griffin’s written opinion is attached as Annex D to this document and is incorporated herein by reference. The opinion describes the processes Griffin followed, the assumptions Griffin made, the matters Griffin considered, and the qualifications and limitations set forth in its opinion. The description of Griffin’s opinion set forth below is qualified in its entirety by reference to its opinion. You are urged to, and should read Griffin’s opinion carefully and in its entirety. Griffin’s opinion speaks only as of the date of its opinion. Griffin’s opinion is directed solely to the PennRock board of directors and addresses only the fairness, from a financial point of view, of the exchange ratio provided for in the merger agreement. It does not address the underlying business decision to proceed with the merger or any other aspect of the merger or any related transaction, nor does it constitute a recommendation to any PennRock shareholder as to how such shareholder should vote at the PennRock special meeting. Griffin was not authorized to, and did not, solicit third party indications of interest in acquiring all or a part of PennRock or engaging in a business combination or any other strategic transaction with PennRock. Griffin’s opinion will not reflect any developments which may occur after the date of its opinion and prior to the completion of the merger. PennRock does not currently expect that it will request an updated opinion from Griffin.

In arriving at its opinion, Griffin, among other things:

(i) reviewed certain publicly available financial statements and other information of PennRock and Community, respectively, which Griffin believed to be relevant;

(ii) discussed with senior executives of PennRock and Community certain internal financial statements and other financial and operating data concerning each of PennRock and Community, including 2004 earnings estimates made available by the management teams of PennRock and Community for their respective companies;

(iii) discussed the past and current operations and financial condition and the prospects of each of PennRock and Community with senior executives of PennRock and Community, respectively, including with respect to Community (x) the potential impact on Community of the merger, including potential, cost savings, synergies and other strategic, financial and operational benefits which management of Community expects to realize from the combination of PennRock and Community, and (y) the forecasted impact of the proposed merger on the future financial performance of Community;

(iv) reviewed the publicly reported historical price and trading activity for PennRock common stock and Community common stock, including a comparison of certain financial and stock market information for PennRock and Community with similar publicly available information for certain other financial institutions the securities of which are publicly traded;

(v) reviewed earnings per share consensus estimates for Community for the years ending December 31, 2004 and 2005;

(vi) reviewed the financial terms, to the extent publicly available, of certain merger and acquisition transactions between financial institutions which Griffin viewed as relevant;

(vii) participated in discussions and negotiations between PennRock and Community;

(viii) reviewed the merger agreement and related documents;

(ix) considered the competitive environment for financial institutions; and

(x) performed market value and comparable company, selected reference transaction, discounted dividend and pro forma merger analyses.

In connection with its reviews and analyses and in providing its opinion, Griffin assumed and relied upon the accuracy and completeness of all of the financial, accounting, tax and other information discussed with or reviewed by it for the purposes of arriving at its opinion, without independent verification. Griffin also relied upon assurances from management of Community and PennRock that they are not aware of any facts and circumstances that would cause such information to contain a misstatement or omission of a fact material to Griffin’s opinion. With respect to financial and operating forecasts and profit plans, including the synergies, cost savings and other strategic, financial and operational benefits to be realized in connection with the completion of the merger, which Griffin discussed with senior executives of PennRock and Community, respectively, Griffin assumed that such financial and operating forecasts reflect the best available estimates and judgments of the future financial performance of Community, after giving effect to the merger, and were based on reasonable assumptions, estimates and judgments of PennRock’s and Community’s respective management teams. Griffin also relied upon the advice PennRock and Community have each received from their respective legal counsel, tax advisors, and independent public accountants as to all legal, tax and accounting matters relating to the merger, including without limitation, that the merger will be treated as a tax-free reorganization for federal income tax purposes. Griffin assumed that the merger will be completed in accordance with the terms of the merger agreement and all laws and regulations applicable to Community and PennRock, and in the course of obtaining the necessary regulatory approvals or other approvals of the merger, no restrictions will be imposed which may have a material adverse effect on the future results of operation or financial condition of PennRock, Community or the combined entity, as the case may be, or on the contemplated benefits of the merger. Griffin did not make an independent valuation or appraisal of either PennRock or Community or their respective assets or liabilities (including any hedge, swap, foreign exchange, derivative or off-balance sheet assets or liabilities), nor has it been furnished with any such appraisals and Griffin has not made any independent review of the loans, loan loss reserves or reviewed any individual loan credit files of PennRock or Community. Griffin also assumed that the published estimates of third party research analysts constitute a reasonable basis upon which to evaluate the future financial performance of each of PennRock and Community. In addition, Griffin did not conduct a physical inspection of any of the properties or facilities of PennRock or Community. Griffin is not expressing an opinion as to what the value of Community common stock will actually be when issued or the price at which Community common stock will trade at any time or whether Community will realize the specific strategic objectives and benefits of the merger. Griffin’s opinion does not address the relative merits of the merger as compared to any other business strategy which might exist for PennRock, nor does it address the underlying business decision of PennRock to engage in the merger.

Griffin’s opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, the date of its opinion. Griffin assumed, in all respects material to its analyses, that all of the representations and warranties contained in the merger agreement and all related agreements were true and correct, that each party to such agreements would perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the merger agreement have not been nor will be waived. Griffin also assumed that there had been no material change in PennRock’s or Community’s assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to Griffin. In providing its opinion, Griffin does not admit that it is an expert within the meaning of the term “expert” as used within the Securities Act and the rules and regulations promulgated thereunder, or that its opinion constitutes a report or valuation within the meaning of Section 11 of the Securities Act and the rules and regulations promulgated thereunder.

Summary of Analyses by Griffin

The following is a summary of the material analyses undertaken by Griffin in connection with its written opinion, dated November 16, 2004. The summary is not a complete description of the analyses underlying Griffin’s opinion or the presentations made by Griffin to the PennRock board, but summarizes the material analyses performed in connection with such presentations and its opinion. The preparation of a fairness opinion is a complex analytic process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. In arriving at its opinion, Griffin did not attribute any particular weight to any analysis or factor that it considered, but rather made qualitative judgments as to the significance and relevance of each analysis and factor. The financial analyses summarized below include information presented in tabular format. Accordingly, Griffin believes that its analyses and the summary of its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on the information presented below in tabular format, without considering all analyses and factors or the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the processes underlying Griffin’s analyses and its opinion. The tables alone do not provide a complete description of the financial analyses.

The financial projections, estimates of transaction costs, purchase accounting adjustments and expected cost savings discussed with Griffin were prepared by the respective management teams of PennRock and Community. Senior executives of PennRock and Community confirmed to Griffin that such projections, estimates, adjustments and savings reflected the best currently available estimates and judgments of PennRock’s and Community’s respective management teams. Griffin expressed no opinion as to such projections, estimates, adjustments and savings in its opinion. PennRock and Community do not publicly disclose internal management projections of the type discussed with Griffin in connection with the review of the merger. Such projections were not prepared with a view towards public disclosure. The public disclosure of such projections could be misleading since the projections were based on numerous variables and assumptions which are inherently uncertain and accordingly, actual results could vary materially from those set forth in such projections.

In performing its analyses, Griffin also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of PennRock and Community. The estimates set forth in Griffin’s analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, no company, transaction, or business used in Griffin’s analyses as a comparison is identical to PennRock or Community or the merger. Thus, Griffin’s analyses and opinion are necessarily subjective.

Griffin prepared its analyses solely for review by PennRock’s board in connection with its evaluation of the merger. PennRock’s board of directors considered Griffin’s analyses at the November 16, 2004 board meeting. Griffin’s financial analyses were only one of the many factors considered by PennRock’s board of directors in its evaluation of the merger and should not be viewed as determinative of the views of the PennRock board of directors or management with respect to the merger or the exchange ratio. Estimates on the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Griffin’s analyses do not reflect the value of PennRock’s common stock or Community’s common stock or the prices at which PennRock’s or Community’s common stock may be sold at any time.

Financial Terms of the Merger. Griffin reviewed the financial terms of the merger. Based upon the closing price of Community’s common stock on November 12, 2004 of $31.20 and the exchange ratio of 1.40, and assuming that 10,696,721 shares of Community common stock are issued to holders of PennRock common stock in exchange for 7,640,515 shares of PennRock common stock, Griffin calculated an implied transaction value of approximately $43.68 per PennRock share and an implied aggregate transaction value of approximately $341 million. The implied aggregate transaction value was based upon 7,640,515 million shares of PennRock common stock outstanding as of September 30, 2004, plus the value of outstanding options to purchase 308,755 shares of PennRock common stock calculated using $29.75 per share less a weighted average exercise price of $20.16 per share. Griffin noted that the transaction value represented a 46.82% premium over the November 12, 2004 closing sales price of PennRock common stock of $29.75 per share.

Market Value and Comparable Company Analyses. Using publicly available information, Griffin compared the financial condition, performance and market value measures of PennRock and Community to the following 14 Mid-Atlantic-based financial institutions:

•	Columbia Bancorp

•	First Mariner Bancorp

•	First United Corporation

•	Harleysville National Corporation

•	Interchange Financial Services Corporation

•	Lakeland Bancorp, Incorporated

•	Omega Financial Corporation

•	Pennsylvania Commerce Bancorp, Inc.

•	Royal Bancshares of Pennsylvania, Inc.

•	Sandy Spring Bancorp, Inc.

•	Sterling Financial Corporation

•	Sun Bancorp, Inc. (NJ)

•	Univest Corporation of Pennsylvania

•	Yardville National Bancorp

Griffin also compared PennRock’s and Community’s financial condition, performance and market value measures to the median and mean statistics of this peer reference group of banks selected by Griffin. The PennRock and Community ratios were based on data obtained from SNL Financial’s online databases. For purposes of such analysis, the financial information used by Griffin was as of and for the twelve months ended September 30, 2004. Stock price data was as of November 12, 2004. Certain financial information prepared by Griffin, and as referenced in the tables presented below, may not correspond to the data presented in Community’s and PennRock’s historical financial statements as a result of different assumptions and methods used by Griffin to compute and analyze the financial data presented. SNL Financial is a recognized data service that collects, standardizes and disseminates relevant corporate, financial, market and mergers and acquisition data for companies in the industries it covers.

The results of such comparison were as follows:

	PennRock	Community	Peer Group Median	Peer Group Mean
Asset Quality:
Tangible Equity & Trust Preferred/Tangible Assets (%)	9.23	9.24	10.73	10.73
Borrowings/Assets (%)	17.57	24.13	14.55	16.06
Loans/Deposits (%)	89.66	89.99	81.82	82.34
Loan loss reserve/Loans (%)	1.21	1.21	1.16	1.26
Non-performing assets/Assets (%)	0.08	0.42	0.34	0.37
Loan loss reserve/Non-performing assets (%)	1,240.58	175.86	239.36	315.24

Performance:
Return on average equity (%)	14.37	15.02	12.95	12.52
Return on average assets (%)	1.28	1.12	1.17	1.07
Net interest margin (%)	3.62	3.42	3.89	3.87
Yield on earning assets (%)	5.56	5.78	5.37	5.48
Cost of funds (%)	2.03	2.70	1.69	1.90
Noninterest income/Operating revenue (%)	27.28	25.75	20.20	22.05
Noninterest income/Average assets (%)	1.21	1.00	0.91	1.04
Noninterest expense/Average assets (%)	2.72	2.58	2.87	2.95
Efficiency ratio (%)	59.90	61.06	61.29	62.64

Market Statistics:
Price/Trailing 12-month earnings per share (x)	16.10	18.40	19.05	19.43
Price/Projected EPS (1) (x)	NA	16.90	16.70	16.66
Price/Book value per share (%)	218.30	254.50	228.60	217.29
Price/Tangible book value per share (%)	234.10	263.40	275.10	269.61
Dividend yield (%)	2.69	2.18	2.21	1.92

(1)	Based on consensus estimates for Community 2005 EPS.

Griffin selected these companies because their businesses and operating profiles are reasonably similar to those of PennRock and Community. No comparable company identified above is identical to PennRock or Community. A complete analysis involves complex considerations and judgments concerning differences in financial and operating characteristics of the comparable companies and other factors that could affect public trading values of such comparable companies. Mathematical analysis (such as determining the mean and median) is not by itself a meaningful method of using selected company data.

Selected Reference Transaction Analysis. Griffin reviewed publicly available information related to certain bank transactions which it selected and believed to be generally comparable to the merger. These transactions included acquisitions of commercial banks with transaction values between $50 million and $500 million in Pennsylvania, New Jersey and Maryland announced between January 1, 2003 and October 14, 2004. These transactions included:

Acquiror	Acquired Company
F.N.B. Corp.	NSD Bancorp Inc.
F.N.B. Corp.	Slippery Rock Financial Corp.
Omega Financial Corp.	Sun Bancorp Inc. (PA)
Community Bank System Inc.	First Heritage Bank
National Penn Bancshares Inc.	Peoples First Inc.
Susquehanna Bancshares Inc.	Patriot Bank Corp.
Community Bank System Inc.	Grange National Banc Corp.
KNBT Bancorp Inc.	First Colonial Group Inc.
Fulton Financial Corp.	Premier Bancorp Inc.
Fulton Financial Corp.	First Washington Financial Corp.
Sun Bancorp Inc.	Community Bancorp of NJ
Lakeland Bancorp	Newton Financial Corp.
United Bankshares Inc.	Sequoia Bancshares Inc.
Mercantile Bankshares Corp.	F&M Bancorp

Griffin also reviewed a group of nationwide transactions involving the acquisition of commercial banks announced between January 1, 2003 and September 28, 2004 with transaction values between $200 million and $1 billion. These transactions included:

Acquiror	Acquired Company
Colonial BancGroup Inc.	Union Bank of Florida
Centennial Bank Holdings Inc.	Guaranty Corporation
BNP Paribas Group	USDB Bancorp
Central Pacific Financial Corp.	CB Bancshares Inc.
First Natl Bkshs of FL	Southern Community Bancorp
Umpqua Holdings Corp.	Humboldt Bancorp
BMO Financial Group	New Lenox Holding Co.
International Bancshares Corp.	Local Financial Corp.
Sky Financial Group Inc.	Second Bancorp Inc.
Partners Trust Financial (MHC)	BSB Bancorp Inc.
Hammi Financial Corp.	Pacific Union Bank
Susquehanna Bancshares Inc.	Patriot Bank Corp.
Banknorth Group Inc.	CCBT Financial Cos.
BB&T Corp.	Republic Bancshares Inc.
National City Corp.	Allegiant Bancorp Inc.
Provident Bankshares Corp.	Southern Financial Bancorp
Cathay Bancorp Inc.	GBC Bancorp
Mercantile Bankshares Corp.	F&M Bancorp

For each these selected merger transactions, Griffin used publicly available financial information, including information from SNL Financial’s online databases to determine:

•	The multiple of the selected transaction’s price per share to publicly-disclosed earnings per share for the latest twelve months at the time of announcement of the selected transaction;

•	The multiple of the selected transaction’s price per share to book value per share and tangible book value per share using the acquired company’s most recent publicly-disclosed financial statements at the time of announcement of the selected transaction;

•	The multiple of the selected transaction’s price to total assets using the acquired company’s most recent publicly-disclosed financial statements at the time of announcement of the selected transaction;

•	The implied tangible book premium to core deposits (which means total deposits less certificates of deposit greater than $100,000) using the acquired company’s most recent publicly-disclosed financial statements at the time of announcement of the selected transaction; and

•	The market premium, which represents the selected transaction value per share less the acquired company’s stock price one trading day before announcement divided by the acquired company’s stock price one trading day before announcement.

Transaction multiples for the merger were derived from the $43.68 per share transaction value and financial data as of September 30, 2004 made available to Griffin by PennRock. Griffin compared these results with announced, selected transaction multiples. The results of the analysis are set forth in the following table:

	Price/ LTM EPS (x)	Price/ Book (%)	Price/ Tangible Book (%)	Price/ Assets (%)	Premium/ Core Dep. (%)	Market Premium (%)
Mid Atlantic transaction medians	24.88	289.22%	318.15%	23.19%	23.30%	37.9%

Nationwide transaction medians	21.78	258.16%	274.44%	22.08%	21.70%	20.7%

Community/PennRock	23.61	325.34%	360.69%	29.73%	32.09%	46.8%

Discounted Dividend Analysis. Griffin performed a discounted dividend analysis to generate reference ranges for the implied present value per share of PennRock and Community common stock assuming that each continued to operate as a stand alone company. These ranges were calculated using Community’s earnings per share as of September 30, 2004, annualized on a twelve month basis (exclusive of non-recurring gains) for the twelve month period ending December 31, 2004 and PennRock’s estimated earnings per share for the twelve month period ending December 31, 2004 and were determined in each case by calculating a present value of the estimated future dividends of PennRock and Community, respectively, through 2009, plus a present value of the estimated terminal value of the common stock of PennRock and Community, respectively, as of the end of 2009.

Griffin estimated alternative terminal value ranges for PennRock and Community common stock at the end of 2009 using (1) a long-term earnings per share growth rate of 10% for each of PennRock and Community and (2) a range of terminal value multiples of 14.0x to 20.0x for each of PennRock and Community. The estimated future dividends and terminal values resulting from the calculations described above were discounted to present values using discount rates of 12% to 15% for each of PennRock and Community. Griffin viewed these ranges as appropriate for companies with PennRock’s and Community’s respective risk characteristics.

The results of this analysis are set forth below:

	PennRock Terminal Value Price/Earnings Multiple
Discount Rate	14.0	15.0	16.0	17.0	18.0	19.0	20.0
15.00%	$24.73	$26.25	$27.77	$29.28	$30.80	$32.32	$33.84
14.00%	$25.77	$27.36	$28.94	$30.53	$32.11	$33.70	$35.28
13.00%	$26.86	$28.52	$30.18	$31.83	$33.49	$35.15	$36.80
12.00%	$28.02	$29.75	$31.48	$33.21	$34.94	$36.67	$38.41

	Community Terminal Value Price/Earnings Multiple
Discount Rate	14.0	15.0	16.0	17.0	18.0	19.0	20.0
15.00%	$22.07	$23.43	$24.79	$26.15	$27.52	$28.88	$30.24
14.00%	$22.99	$24.42	$25.84	$27.27	$28.69	$30.11	$31.54
13.00%	$23.97	$25.46	$26.95	$28.44	$29.92	$31.41	$32.90
12.00%	$25.00	$26.56	$28.11	$29.67	$31.22	$32.78	$34.34

Based on the above assumptions, Griffin determined that the present value of PennRock common stock ranged from $24.73 to $38.41 and the present value of Community common stock ranged from $22.07 to $34.34.

Pro Forma Merger Analysis. Griffin analyzed certain potential pro forma effects of the merger, assuming the following: (1) 10,696,721 shares of Community common stock are issued to holders of PennRock common stock in exchange for 7,640,515 shares (representing a common stock exchange ratio of 1.40 shares of Community common stock per share of PennRock common stock), (2) all outstanding options to purchase PennRock common stock are converted into options to purchase a number of shares of Community common stock equal to the number of shares of PennRock common stock subject to the options multiplied by 1.40, (3) without independent review by us of underlying data or assumptions for accuracy or reasonableness, all purchase accounting adjustments, transaction costs and cost savings are as estimated by senior management of PennRock, (4) without independent review by us of underlying data or assumptions for accuracy or reasonableness, the earnings estimates of PennRock were consistent with those discussed with senior executives of PennRock; (5) Community’s earnings per share for the year ended December 31, 2004 was $1.70, exclusive of non-recurring gains and (6) the merger was completed on January 1, 2004. This analysis indicated that the merger (assuming it was completed on January 1, 2004) would have had a neutral effect on Community’s earnings per share for the year ended December 31, 2004 and a neutral effect on Community’s earnings per share for the year ended December 31, 2005, assuming comparable earnings per share growth rates. This analysis does not include the impact of any potential revenue enhancements available to the combined entity.

Fees Payable by PennRock to its Financial Advisor. PennRock has agreed to pay Griffin a transaction fee in connection with the merger of $3.265 million (1% of the aggregate transaction value based on the 10-day average closing sales prices of Community common stock immediately prior to the announcement of the merger), payable upon closing of the merger. PennRock has also agreed to reimburse certain of Griffin’s reasonable out-of-pocket expenses incurred in connection with its engagement and to indemnify Griffin and its affiliates and their respective partners, directors, officers, employees, agents, and controlling persons against certain expenses and liabilities, including liabilities under securities laws. Griffin is an affiliate of Stevens & Lee, PennRock’s legal counsel.

Financial Interests of Our Directors and Executive Officers in the Merger

Interests of Community Directors. In considering the recommendation of the board of directors of Community to vote for the proposal to adopt the merger agreement, Community shareholders should be aware that some members of the Community board of directors have arrangements that provide them with interests in the merger that may differ from those of Community’s shareholders.

The merger agreement provides that the Community board of directors will have fifteen members after the merger. Six of the members will be appointed by the Community board from the members currently serving on the PennRock board. The other nine members will be current members of the Community board. The six vacancies to be filled by current PennRock directors will result from:

•	the indication of one Class B director of Community (Samuel Cooper) that he does not intend to stand for reelection at Community’s 2005 annual meeting:

•	the fact that the terms of two Class B directors will expire immediately prior to the 2005 annual meeting, due to age restrictions in Community’s bylaws;

•	the indication by two directors (Wayne Mummert and Thomas Miller) that they will resign their positions if the merger is completed, in order to assist the Community board to achieve the board composition provided for in the merger agreement; and

•	the fact that there is a vacancy in Class C of the Community board, due to the death in 2004 of one of the directors in that class.

Pursuant to an arrangement with Community, the directors who have indicated that they will resign upon completion of the merger or who do not stand for reelection will be entitled to become directors emeritus of Community and to receive annual payments of $5,000 to $15,000, for periods of time ranging from three years to the rest of their lives, upon their resignation. For more information on the composition of the Community board following the merger, see “Board of Directors After the Merger,” beginning on page 55.

Interests of PennRock Executive Officers and Directors. In considering the recommendation of the board of directors of PennRock to vote for the proposal to adopt the merger agreement, PennRock shareholders should be aware that some PennRock officers and members of the PennRock board of directors have agreements or arrangements that provide them with interests in the merger that may differ from those of PennRock’s shareholders. The PennRock board was aware of these agreements and arrangements during its deliberations on the merger agreement and in making its decision to recommend to PennRock shareholders that they vote in favor of adopting the merger agreement.

PennRock Directors. Six of PennRock’s current directors will be appointed by Community’s board after the merger to become directors of Community (see, “Board of Directors After the Merger,” on page 55). With the exception of 3 PennRock directors who are expected to retire after the merger, those PennRock directors who do not become directors of Community will be appointed as directors of Community’s subsidiary bank, Community Banks, after the merger. As directors of either Community or Community Banks, the new directors will participate in Community’s director compensation arrangement. Under that arrangement, directors of Community and Community Banks receive an annual retainer of $5,000. Additionally, non-employee directors of Community receive fees of $500 for each meeting of the board or board committee meeting attended and quarterly fees of $1,250. Non-employee directors of Community Banks receive meeting fees of $400 for each meeting attended. Additionally, Community directors are eligible to participate in the directors’ stock option plan, under which directors may be awarded options to acquire up to one thousand shares of Community common stock per year. Members of the executive committee of Community’s board receive an additional annual retainer of $2,500.

Currently, all PennRock directors are also directors of Blue Ball National Bank, PennRock’s subsidiary bank. Under PennRock’s director compensation arrangement, PennRock directors do not receive any additional compensation for their services as such, beyond the compensation paid to them as directors of Blue Ball National Bank. Each member of the board of directors of Blue Ball National Bank, other than the chairman of the board, is paid an annual fee of $2,200, a fee of $435 for each regular meeting of the board of directors attended, and $185 for each committee meeting of the board of directors attended. In addition to the regular directors’ compensation, the secretary of the board also receives an additional fee of $6,500. The chairman of the board receives an annual fee of $16,000 and a fee of $185 for each committee meeting of the board of directors which he attends. No directors’ fees are paid to any director who is also a full-time salaried officer of Blue Ball National Bank or PennRock. PennRock does not have a directors’ stock option plan.

Melvin Pankuch. Mr. Pankuch, the executive vice president and chief executive officer of PennRock and president and chief executive officer of Blue Ball National Bank, has an employment agreement with PennRock and Blue Ball National Bank that entitles him to certain compensation after a change of control of PennRock. In the event that Mr. Pankuch were to resign from his employment within twelve months after a change of control or a successor company were to terminate his employment after a change of control, he would be entitled to severance compensation equal to three times his then current annual compensation. The severance payments would be due no later than thirty days after the termination of Mr. Pankuch’s employment. The merger discussed in this document would qualify as a change of control under Mr. Pankuch’s employment agreement.

Community has entered into an agreement with Mr. Pankuch that will become effective when the merger is completed. In that agreement, Community has agreed to the following:

•	Immediately following the merger, Community will pay to Mr. Pankuch an amount equal to the severance compensation described in his employment agreement with PennRock, which is estimated to be approximately $981,300, less taxes and other withholdings.

•	Community will employ Mr. Pankuch from the date that the merger is completed until December 31, 2005. During this employment period, Mr. Pankuch will have the title of Vice Chairman of Community and will be eligible to participate in the benefit plans that Community makes available to its employees generally. Within thirty days of the merger, Community will award Mr. Pankuch options to acquire ten thousand shares of Community common stock at a price equal to the market value of Community common stock on the date of the grant.

•	Community will retain Mr. Pankuch as a consultant from January 1, 2006 until the second anniversary of the completion of the merger.

•	In addition to severance, Community will pay Mr. Pankuch compensation of $200,000 during the twelve months between the completion of the merger and the first anniversary of the merger’s completion date and $100,000 per year in the second year following completion of the merger.

•	As an employee and a consultant, Mr. Pankuch will be required to devote, on average, up to twenty-five hours per week in fulfilling his duties to Community.

•	In exchange for Mr. Pankuch’s agreement not to disclose confidential information about Community and not to compete with Community during the term of his agreement and for one year after the agreement has ended, Community will make four additional payments to Mr. Pankuch of $75,000 each. The first payment will be made immediately after the merger, and the other three payments will be made on each successive anniversary of the merger.

•	If Mr. Pankuch becomes permanently disabled or dies before the agreement ends, Community will pay him or his estate the amount of any compensation he had earned until his disability or death, as the case may be, reimburse him or his estate for any expenses incurred by Mr. Pankuch in connection with the performance of his duties, and, as long as he had not violated his confidentiality and non-compete promises, will continue to pay him or his estate the $75,000 payments related to his agreement not to compete.

•	Community may terminate the employment or consulting relationship for cause, which means a refusal by Mr. Pankuch to perform his duties, a material breach of his confidentiality and non-compete promises or imprisonment for a period of at least 45 days. In that event, Community would only be obligated to pay Mr. Pankuch the portion of the annual compensation which he had earned prior to the termination of his agreement and reimburse him for any expenses he had incurred in the performance of his duties. Mr. Pankuch would be obligated to return pro-rata portion of any $75,000 payment that had been made to him for the year in which the termination occurred.

•	If Community terminates Mr. Pankuch’s agreement without cause, or Mr. Pankuch terminates the agreement after a breach by Community, Community will be obligated to pay Mr. Pankuch an amount equal to all amounts that he would have been paid under the agreement if it had not been terminated. If Mr. Pankuch terminates the agreement without a breach by Community, then Community is only obligated to pay him the amounts of any compensation he has earned to the date of termination and any expenses he has incurred in the performance of his duties.

Other PennRock Executive Officers. In 2000, Blue Ball National Bank entered into employment agreements with Michael H. Peuler, George B. Crisp and Joseph C. Spada, executive officers of PennRock. Under these agreements, Messrs. Peuler, Crisp and Spada are entitled to receive severance compensation equal to twice their then current annual compensation in the event that their employments are terminated following a change of control. The merger discussed in this document constitutes a change of control for purposes of these agreements.

At this time, it is expected that Mr. Peuler will terminate his employment following the merger. Based on his current annual compensation, Community will pay Mr. Peuler approximately $340,000 as severance compensation within thirty days following the termination of his employment.

Community has entered into an employment agreement with Mr. Crisp that will become effective upon completion of the merger. Under the agreement, Mr. Crisp will have until December 31, 2005 to decide whether to terminate his employment and receive the severance compensation to which he would be entitled under his existing agreement with PennRock. Based on his current annual compensation, that severance compensation would be approximately $374,850. If Mr. Crisp does not terminate his employment by the end of 2005, he will be entitled to employment with Community for a rolling term of two years at a base salary of $187,425 per year plus participation in the Community bonus program, subject to Community’s right to terminate his employment for cause. In the event Community undergoes a change of control during Mr. Crisp’s employment, he will be entitled to severance compensation equal to twice the amount of his salary and bonus compensation in the year prior to his termination. As a Community employee, Mr. Crisp will be entitled to participate in Community’s employee benefit plans and will be eligible for stock option awards.

Community has also entered into an employment agreement with Mr. Spada that will become effective upon completion of the merger. Under the agreement, Mr. Spada will have until the first business day following completion of the merger to decide whether to terminate his employment and receive the severance compensation to which he would be entitled under his existing agreement with PennRock. Based on his current annual compensation, that severance compensation would be approximately $382,024. If Mr. Spada does not terminate his employment within the prescribed time, he will be entitled to employment with Community for an initial term of three years and subsequent rolling terms of two years at a base salary of $191,012 per year plus participation in the Community bonus program, subject to Community’s right to terminate his employment for cause. In the event Community undergoes a change of control during Mr. Spada’s employment, he will be entitled to severance compensation equal to twice the amount of his salary and bonus compensation in the year prior to his termination. As a Community employee, Mr. Spada will be entitled to participate in Community’s employee benefit plans and will be eligible for stock option awards.

Mr. Spada and Mr. Crisp have deferred certain compensation to which they were entitled as employees of PennRock, pursuant to PennRock’s deferred compensation plan. If their employments with Community were to be terminated involuntarily following the merger, Community would be obligated to pay Messrs. Crisp and Spada the amounts of compensation they had deferred, plus an annual interest equivalent of approximately 8%.

Certain senior officers of PennRock, including those officers discussed above, also may be asked to continue in an employee or consulting status for periods after the effective date of the merger in order to provide continuity and assistance in completing the transition and integration of Pennrock into Community.

Board of Directors After the Merger

The board of directors of Community after the merger will have fifteen members, consisting of nine directors from Community, including Mr. Dunklebarger if he is elected by the Community shareholders to serve as a Class B director (see, “Election of Directors,” page 84), and six directors from PennRock, including Mr. Pankuch. No directors other than Messrs. Dunklebarger and Pankuch will be employees of Community. All vacancies on the board of directors created by the resignation of a current Community director will be filled by a nominee proposed by the Nominating and Corporate Governance Committee of Community’s board of directors. Community has agreed in the merger agreement not to take any action that would have the effect of causing a PennRock director who becomes a Community director from serving less than the remainder of the term of any vacancy which the director is appointed to fill, plus an additional term of four years.

Community’s board of directors is divided into four classes, with the intention that the classes consist, as much as possible, of the same number of directors. Currently, there are four members of Class A, and their terms extend to the 2008 annual meeting of shareholders. Community expects that one of the four Class A directors (Thomas Miller) will resign upon completion of the merger, in order to create a vacancy that will enable the Community board to achieve the board composition agreed upon in the merger agreement. Mr. Miller’s resignation would leave one vacancy in Class A to be filled with a current PennRock director. The PennRock director who is appointed to fill this vacancy will serve at least until the 2008 annual meeting of shareholders.

Class B currently consists of four members. Two of the Class B directors (Thomas Long and Donald Miller) have terms that will expire the day before the 2005 annual meeting, due to their having reached the age of 75 (see “Comparison of Shareholder Rights—Number and Election of Directors—Community,” page 78). Another Class B director (Samuel Cooper) has indicated that he does not intend to stand for re-election. The fourth Class B director, Mr. Dunklebarger, has been nominated for re-election. To achieve the post-merger board composition provided for in the merger agreement, Community expects that Class B will consist of three directors. One of the members of Class B will be Mr. Dunklebarger, if he is elected by the Community shareholders as proposed in this document, and the other two vacancies will be filled with current members of the PennRock board. The terms of the elected and appointed Class B directors will extend to the 2009 annual meeting.

Class C of the Community board currently has two members, whose terms extend through the 2006 annual meeting. There will be two vacancies in Class C to be filled with current PennRock directors. The PennRock directors who are appointed to fill these vacancies will serve at least until the 2006 annual meeting of shareholders. Class D currently consists of four members, whose terms extend through the 2007 annual meeting. Community expects that one of the Class D directors (Wayne Mummert) will resign upon completion of the merger, in order to create a vacancy that will enable the Community board to achieve the board composition agreed upon in the merger agreement. Mr. Mummert’s resignation would create one vacancy in Class D to be filled with a current PennRock director. The PennRock director who is appointed to fill this vacancy will serve at least until the 2007 annual meeting of shareholders.

To fill the vacancies in Classes A, B, C and D, the Nominating and Corporate Governance Committee of Community’s board of directors will recommend six current PennRock directors, including Mr. Pankuch, in accordance with the criteria that the nominating committee has established for board membership. Community expects that it will appoint to the Community board the current PennRock directors recommended by Community’s nominating committee. Further, Community expects that upon the expiration of the initial terms to which the PennRock directors are appointed, the Community board will nominate the PennRock appointees for election to additional four-year terms in the classes to which they were appointed.

As of the date of this document, the board of directors of Community has not made a determination as to which PennRock directors (other than Mr. Pankuch) will be appointed to the board of directors of Community after the merger. Biographical information with respect to the current PennRock directors, including Mr. Pankuch, from whom the designees to the Community board will be appointed after the merger, is set forth below. Biographical information with respect to the current directors of Community is set forth under “Proposal 3—Election of Directors” beginning on page 84.

Current PennRock Directors. The following individuals currently serve as directors of PennRock. Mr. Pankuch and five others will be appointed to the Community board after the merger:

Name	Number Of PennRock Shares Beneficially Owned As Of April 22, 2005	Director Of PennRock Since	Past Business Experience	Percentage Of Outstanding PennRock Common Stock
Robert L. Spotts	26,277	1985	Retired. Formerly President, Martin Limestone, Inc. (Quarry).	*

Dale M. Weaver	139,935	1977	Partner, D & L Partners (real estate investment); Formerly, President, New Holland Custom Woodwork, Ltd. (church furniture and millwork)	1.81%

Irving E. Bressler	1,700	1997	President, Bressler Auto Specialties, D/B/A Autospa Of Wyomissing Hills (car wash and auto detailing)	*

Sandra J. Bricker	763	1999	President, The Bricker Group (consultant to and owner and operator of retirement communities)	*

Glenn H. Weaver	130,022	1985	President, PennRock; Partner, Old Sycamore Associates (real estate investment)	1.69%

Dennis L. Dinger	1,000	2003	Financial Consultant; Formerly Executive Vice President And Chief Financial Officer, Everybrook, Inc. (software development), Director Of Finance, Keen Transport, Inc. (trucking and warehouse services) And Chief Financial Officer, Dauphin Deposit Bank & Trust Company	*

Lewis M. Good	5,659	1991	President, Original Good’s Potato Chips, Inc. (food products)	*

Aaron S. Kurtz	7,444	1980	President, Ludwig Office Furniture, Inc. (office furniture)	*

Robert K. Weaver	27,392	1975	Area Director, Eastern Pennsylvania, Joni And Friends (charitable organization); Formerly Partner, Wentz, Weaver & Kling, LLP (law firm)	*

Melvin Pankuch	13,219	1988	EVP And CEO; PennRock	*

*	Less than 1% of total number of shares of PennRock common stock outstanding.

Additional information regarding Mr. Pankuch and the other directors of PennRock is contained in PennRock’s Annual Report on Form 10-K for the year ended December 31, 2004, which is incorporated in this document by reference (see, “Where You Can Find More Information,” on page 106).

Indemnification and Insurance. The merger agreement provides that, upon completion of the merger, Community will, to the fullest extent permitted by law, indemnify and hold harmless, and provide advancement of expenses to, all past and present officers, directors and employees of PennRock and its subsidiaries to the same extent those persons were entitled to indemnification or advancement of expenses under PennRock’s certificate of incorporation, by-laws and indemnification agreements.

The merger agreement also provides that Community will maintain for a period of six years after completion of the merger the same directors’ and officers’ liability coverage as the insurance policies currently maintained by PennRock, or policies with a substantially comparable insurer of at least the same coverage and amounts containing terms and conditions that are no less advantageous to the insured, with respect to claims arising from facts or events that occurred on or before the completion of the merger, although Community will not be required to make annual premium payments in excess of 150% of the annual premiums currently paid by PennRock for directors’ and officers’ liability insurance.

Material Federal Income Tax Consequences of the Merger

General. The following discussion addresses the material United States federal income tax consequences of the merger to U.S. holders (we explain the meaning of such term below) of PennRock common stock, who hold their PennRock common stock as a capital asset. The statements of law and legal conclusions reflected in this discussion constitute the opinion of Mette, Evans & Woodside, Community’s legal counsel, which legal opinion has been delivered to Community prior to the date of this document. This discussion does not address the tax consequences to Community shareholders, because they are not exchanging stock in the merger. This discussion also does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction. This discussion is based upon the Internal Revenue Code of 1986, as amended (which is referred to in this document as the “Code”), the regulations of the U.S. Treasury Department and court and administrative rulings and decisions in effect on the date of this document. These laws may change, possibly retroactively, and any change could affect the continuing validity of this discussion.

For purposes of this discussion, we use the term “U.S. holder” to mean:

•	a citizen or resident of the United States;

•	a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States or any of its political subdivisions;

•	a trust if it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person; or

•	an estate that is subject to United States federal income tax on its income regardless of its source.

This discussion does not address all aspects of United States federal income taxation that may be relevant to PennRock shareholders in light of their particular circumstances and does not address aspects of United States federal income taxation that may be applicable to PennRock shareholders subject to special treatment under the Code (including banks, tax-exempt organizations, insurance companies, dealers in securities, traders in securities that elect to use a mark-to-market method of accounting, investors in pass-through entities, PennRock shareholders who hold their shares of PennRock common stock as part of a hedge, straddle or conversion transaction, PennRock shareholders who acquired their shares of PennRock common stock pursuant to the exercise of employee stock options or otherwise as compensation, and PennRock shareholders who are not

United States persons). No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of the tax aspects set forth below.

The Merger. Community and PennRock have structured the merger to qualify as a reorganization within the meaning of Section 368(a) of the Code. As described below, it is a condition to each party’s respective obligations to complete the merger that Community and PennRock each receive a legal opinion that the merger will so qualify. In addition, based on representations contained in letters provided by Community and PennRock and on customary factual assumptions, all of which must continue to be true and accurate in all material respects as of the effective time of the merger, and subject to the qualifications and limitations set forth above in “General,” the discussion below reflects the opinion of Mette, Evans & Woodside that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code and that the material United States federal income tax consequences of the merger are as follows:

•	no gain or loss will be recognized by PennRock or Community as a result of the merger;

•	a PennRock shareholder will not recognize gain or loss on the exchange of PennRock common stock solely for Community common stock, except with respect to any cash received instead of a fractional share of Community;

•	a PennRock shareholder’s aggregate tax basis in the Community common stock received in the merger (including any fractional share interest deemed to be received and exchanged for cash) will equal the holder’s aggregate tax basis in the PennRock common stock surrendered; and

•	a PennRock shareholder’s holding period for the Community common stock received in the merger (including any fractional share interest deemed to be received and exchanged for cash) will include the holder’s holding period for the shares of PennRock common stock surrendered.

If a PennRock shareholder acquired different blocks of PennRock common stock at different times and at different prices, such holder’s tax basis and holding period in its Community common stock may be determined with reference to each block of PennRock common stock.

Cash Instead of Fractional Shares. A PennRock shareholder will generally recognize capital gain or loss on any cash received instead of a fractional share of Community common stock, equal to the difference between the amount of cash received and the tax basis allocated to such fractional share. Any capital gain or loss will constitute long-term capital gain or loss if the PennRock shareholder’s holding period in PennRock common stock surrendered in the merger is greater than one year as of the date of the merger.

Closing Condition Tax Opinions. It is a condition to the closing of the merger that Community and PennRock receive opinions from Mette, Evans & Woodside and Stevens & Lee, respectively, dated as of the effective date of the merger, to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Code. These opinions will be based on updated representation letters provided by Community and PennRock to be delivered at the time of closing, and on customary factual assumptions. Although the merger agreement allows us to waive this condition to closing, we currently do not anticipate doing so. If either of us does waive this condition and the tax consequences of the merger are materially different from those described in this document, we will inform you of this decision and ask you to vote on the merger taking this into consideration.

Neither of these tax opinions will be binding on the Internal Revenue Service. Community and PennRock have not and do not intend to seek any ruling from the Internal Revenue Service regarding any matters relating to the merger, and as a result, there can be no assurance that the Internal Revenue Service will not disagree with or challenge any of the conclusions described this document.

Backup Withholding. If you are a non-corporate holder of PennRock common stock you may be subject to information reporting and backup withholding on any cash payments received instead of a fractional share interest in Community common stock. You will not be subject to backup withholding, however, if you furnish a correct taxpayer identification number and certify that you are not subject to backup withholding on the substitute Form W-9 or successor form included in the letter of transmittal to be delivered to you following the completion of the merger or are otherwise exempt from backup withholding. Any amounts withheld under the backup withholding rules will be allowed as a refund or credit against your United States federal income tax liability, provided you furnish the required information to the Internal Revenue Service.

Reporting Requirements. If a PennRock shareholder receives Community common stock as a result of the merger, such holder will be required to retain records pertaining to the merger and may be required to file with such holder’s United States federal income tax return for the year in which the merger takes place a statement setting forth facts relating to the merger.

This discussion does not address tax consequences that may vary with, or are contingent on, individual circumstances. Moreover, it does not address any non-income tax or any foreign, state or local tax consequences of the merger. Tax matters are very complicated, and the tax consequences of the merger to you will depend upon the facts of your particular situation. Accordingly, we strongly urge you to consult with a tax advisor to determine the particular federal, state, local or foreign income or other tax consequences to you of the merger.

Accounting Treatment

The merger will be accounted for as a “purchase,” as that term is used under generally accepted accounting principles, for accounting and financial reporting purposes. Under purchase accounting, the assets and liabilities of PennRock as of the effective time of the merger will be recorded at their respective fair values and added to those of Community. Any excess of the purchase price over the net fair value of PennRock’s assets and liabilities is recorded as goodwill. Financial statements of Community issued after the merger will reflect these fair values and will not be restated retroactively to reflect the historical financial position or results of operations of PennRock. See, “Community and PennRock—Unaudited Pro Forma Financial Information” beginning on page 70.

Regulatory Approvals

Community has obtained the approval of the Federal Reserve System and the Pennsylvania Department of Banking as to the merger of Community and PennRock. The Federal Deposit Insurance Corporation and the Pennsylvania Department of Banking have approved the merger of the companies’ subsidiary banks, known as Community Banks and Blue Ball National Bank, respectively. Community filed its application to the Federal Reserve on January 31, 2005 and its applications with the FDIC and the Pennsylvania Department of Banking on February 1, 2005.

The approval of the Federal Reserve System requires the merger to be completed by June 10, 2005. It is possible that the merger will not be completed by that date and that Community will be required to request an extension of that deadline. While we have no reason to believe that the Federal Reserve would not extend the deadline, there can be no assurances that the Federal Reserve would grant Community’s request or that it would not impose conditions on the extension that would have a financial impact on Community. Our obligation to complete the merger is conditioned upon the receipt of all necessary regulatory approvals. See “The Merger Agreement—Conditions to Completion of the Merger” beginning on page 63.

Exchange of PennRock Stock Certificates

Promptly after the merger is completed, if you are a PennRock shareholder, Community’s exchange agent will mail to you a letter of transmittal and instructions for use in surrendering your PennRock stock certificates in exchange for shares of Community common stock (and cash in lieu of any fractional shares of Community common stock). When you deliver your PennRock stock certificates to the exchange agent along with a properly executed letter of transmittal and any other required documents, your stock certificates will be canceled.

PennRock shareholders will receive statements indicating book-entry ownership of Community stock and may request stock certificates representing the number of full shares of Community stock to which they are entitled under the merger agreement. PennRock shareholders will receive a cash payment, without interest, instead of any fractional shares of Community common stock that would have been otherwise issuable to them as a result of the merger. In accordance with the merger agreement, the amount of cash payable to a PennRock shareholder will be determined by multiplying the fractional number of shares that that shareholder would otherwise receive times the closing price per share of Community common stock as reported on the NASDAQ National Market on the date that the merger is completed.

Please do not submit your PennRock stock certificates for exchange until you receive the transmittal instructions and letter of transmittal from the exchange agent.

If you own PennRock common stock in book entry form or through a broker, bank or other holder of record, you will not need to obtain stock certificates to submit for exchange to the exchange agent. If you hold PennRock stock certificates, you are not entitled to receive any dividends or other distributions on Community stock until the merger is completed and you have surrendered your PennRock stock certificates in exchange for Community stock. If there is any dividend or other distribution on Community stock with a record date occurring after the time that the merger is completed and a payment date prior to the date you surrender your PennRock stock certificates in exchange for Community stock, you will receive the dividend or distribution, without interest, with respect to the whole shares of Community stock issued to you promptly after you surrender your PennRock stock certificates and the Community shares are issued in exchange. If there is any dividend or other distribution on Community stock with a record date after the date on which the merger is completed and a payment date after the date you surrender your PennRock stock certificates in exchange for Community stock, you will receive the dividend or distribution, without interest, with respect to the whole shares of Community stock issued to you on that payment date.

If your PennRock stock certificate has been lost, stolen or destroyed, you may receive shares of Community common stock upon the making of an affidavit of that fact. Community or its exchange agent may require you to post a bond in a reasonable amount as an indemnity against any claim that may be made against Community with respect to the lost, stolen or destroyed PennRock stock certificate.

Community will only issue stock (or cash instead of a fractional share) in a name other than the name in which a surrendered PennRock stock certificate is registered if you present the exchange agent with all documents required to show and effect the unrecorded transfer of ownership and show that you paid any applicable taxes.

There is no need for Community shareholders to submit their Community stock certificates to Community, PennRock, the exchange agent or to any other person in connection with the merger or otherwise take any action as a result of the completion of the merger.

Restrictions on Sales of Shares by Affiliates of PennRock

The shares of Community common stock to be issued in connection with the merger will be registered under the Securities Act of 1933 and will be freely transferable under the Securities Act, except for shares issued to any person who is deemed to be an “affiliate” of PennRock at the time of its annual meeting. PennRock expects that each of those affiliates will agree with Community that the affiliate will not transfer any shares of stock received in the merger except in compliance with the Securities Act and those affiliates who are PennRock directors have already entered into such agreements. The registration statement of which this proxy statement and prospectus are a part does not cover resales of Community common stock by affiliates of PennRock or Community.

No Dissenters’ Rights of Appraisal

Community and PennRock shareholders are not entitled to dissenters’ rights under the Pennsylvania Business Corporation Law of 1988, as amended, in connection with the merger.

Material Contracts

There have been no material contracts or other transactions between PennRock and Community since signing the merger agreement, nor have there been any material contracts, arrangements, relationship or transactions between PennRock and Community during the past five years other than in connection with the merger agreement and as described in this document.

THE MERGER AGREEMENT

The description of the merger agreement set forth below highlights important terms of the merger agreement, a copy of which is attached to, and incorporated by reference in, this document as Annex A. This description is not complete and may not include all the information that may interest you. For a more complete understanding of the merger agreement, we urge you to read the merger agreement carefully and in its entirety. The merger agreement has been included to provide you with information regarding its terms. It is not intended to provide any other factual information about us. Such information can be found elsewhere in this document and in the other public filings each of us makes with the Securities and Exchange Commission, which are available without charge at www.sec.gov.

Effect of the Merger. The merger will be completed when we file articles of merger with the Pennsylvania Secretary of State. However, we may agree to a later time for completion of the merger and specify that time in the articles of merger. We will file the articles of merger as soon as practicable after the satisfaction or waiver of the closing conditions in the merger agreement, which are described below. We expect to complete the merger by mid-2005, if we have received the shareholder and regulatory approvals required to do so. Upon completion of the merger, PennRock will be merged with and into Community, and the separate legal existence of PennRock will cease. Community will be the surviving corporation and will continue its corporate existence in accordance with the applicable provisions of the laws of Pennsylvania. As a consequence of the merger transaction, all property, rights, debts and obligations of PennRock will automatically be deemed vested in Community, in accordance with Pennsylvania law. Community, as the surviving corporation, will be governed by the bylaws of Community in effect immediately prior to completion of the transaction and by the articles of incorporation of Community, as amended (see, “Community Proposal 2: Approval of an Amendment to Community’s Articles of Incorporation to Increase the Number of Shares of Common Stock Authorized for Issuance from 20,000,000 to 50,000,000,” page 84).

Merger Consideration. PennRock shareholders will receive 1.40 shares of Community common stock for each whole share of PennRock common stock that they hold as of the date the merger is completed, unless Community increases the exchange ratio in order to prevent PennRock from terminating the merger agreement (see, “Merger Agreement—Adjustment of the Exchange Ratio,” page 68). In exchange for fractional shares of PennRock common stock, Community will pay PennRock shareholders an amount of cash that takes into account the market price of Community common stock on the date of the merger.

Treatment of Stock Options. On the effective date of the merger, each outstanding option to acquire PennRock common stock will automatically be converted into an option to purchase shares of Community common stock. The number of shares of Community common stock issuable upon exercise of such options will be equal to the number of shares of PennRock common stock subject to such option multiplied by 1.40, rounded down to the nearest whole share. The per share exercise price under such options will be the stated exercise price divided by 1.40, rounded up to the nearest whole cent. Options will otherwise remain subject to the terms of the plan and grant agreements under which PennRock issued the options. Community will file a registration statement covering the issuance of the shares of Community common stock subject to each PennRock stock option award and will maintain the effectiveness of that registration statement for as long as any of the equity awards remain outstanding.

Conditions to Completion of the Merger.

Conditions to Both Companies’ Obligations. The companies will not be able to complete the merger unless each of the following conditions is satisfied or waived:

•	the merger agreement has been adopted by the affirmative vote of at least 66 2/3% of the outstanding shares of Community common stock;

•	at least 66 2/3% of the outstanding shares of Community common stock have been voted in favor of amending Community’s articles of incorporation to increase the number of shares authorized for issuance from 20,000,000 to 50,000,000, and Community has filed the documents necessary to effect the amendment to the articles;

•	the merger agreement has been adopted by the affirmative vote of at least a majority of the outstanding shares of PennRock common stock;

•	the parties have obtained all necessary regulatory approvals;

•	effectiveness of the registration statement of which this document is a part under the Securities Act of 1933 and the absence of any pending or threatened proceedings by the SEC to suspend the effectiveness of the registration statement;

•	no court or government agency has issued an injunction or order prohibiting the merger of Community and PennRock or the merger of their bank subsidiaries; and

•	NASDAQ has approved the listing of the Community common stock to be issued to PennRock shareholders and registered for the benefit of PennRock option holders.

Conditions to Each Party’s Obligations. Each party’s obligation to complete the merger is also subject to the following conditions:

•	the companies have satisfied all of their obligations under the merger agreement, their representations and warranties in the merger agreement are true, unless the breach of a covenant or warranty would not have a material adverse effect, and an officer of each company has given a certificate to the other that these conditions have been satisfied; and

•	the companies have received opinions from their respective legal counsel that the merger will constitute a reorganization described in Section 368(a) of the Code, based on representations and reasonable assumptions, including those contained in certificates of officers of PennRock and Community.

In the merger agreement, material adverse effect means, with respect to either of us, a material adverse effect on the financial condition, properties, assets, liabilities, businesses or results of operations of that company and its subsidiaries taken as a whole or on its ability to perform its obligations under the merger agreement on a timely basis. However, any change or event caused by or resulting from the following will not be deemed to have a material adverse effect:

•	any change in the value of the respective assets and liabilities of the companies resulting from a change in interest rates generally;

•	any change occurring after the date of the merger agreement in any federal or state law, rule or regulation or in generally accepted accounting principles, which change affects banking institutions generally, including any change affecting the Bank Insurance Fund;

•	changes in general economic, legal, regulatory or political conditions affecting banking institutions generally; or

•	actions or omissions of either party taken with the prior written consent of the other party pursuant to the merger agreement.

Subsidiary Bank Merger. Community and PennRock have entered into a bank plan of merger. The bank plan of merger provides that, subject to receipt of all necessary regulatory approvals and the completion of the merger of PennRock into Community, Blue Ball National Bank will merge into Community Banks, with Community Banks surviving. All shares of Blue Ball National Bank will be canceled and will cease to exist, and no consideration will be paid for any of these shares. Community and PennRock expect to complete the bank merger immediately following completion of the merger of Community and PennRock.

No Solicitations of Alternative Transactions. The merger agreement contains detailed provisions prohibiting PennRock from seeking an alternative transaction to the merger. Under these “no solicitation” provisions, PennRock has agreed:

•	not to solicit an acquisition proposal from any other party (in the merger agreement, “acquisition proposal” means a proposal from a party other than Community to merge with PennRock or acquire 25% or more of PennRock’s common stock);

•	not to enter into negotiations regarding an acquisition proposal, unless the failure to do so would be a breach of the fiduciary duty of the PennRock directors under Pennsylvania law;

•	not to endorse an acquisition proposal, unless the failure to do so would be a breach of the fiduciary duty of the PennRock directors under Pennsylvania law; and

•	to notify Community if it intends to accept an acquisition proposal.

Any breach by PennRock of these agreements would entitle Community to terminate the agreement and, in certain circumstances to be paid a termination fee (see “Merger Agreement—Termination,” and “Merger Agreement—Termination Fees,” pages 67 and 69, respectively).

Representations and Warranties. The merger agreement contains customary representations and warranties relating to, among other things:

•	the corporate organization of Community, PennRock and their respective subsidiaries;

•	the capital structures of Community and PennRock;

•	the material contracts of the parties;

•	the approval and enforceability of the merger agreement and the bank plan of merger;

•	required consents or approvals of regulatory authorities or third parties;

•	the preparation of financial statements in accordance with generally accepted accounting principles and, where appropriate, applicable regulatory accounting principles;

•	the filing of tax returns and payment of taxes;

•	the absence of material adverse changes, since September 30, 2004, as to each of Community and PennRock, in the assets, financial condition or results of operations on a consolidated basis of Community and PennRock;

•	the absence of undisclosed material pending or threatened litigation;

•	compliance with applicable laws and regulations;

•	retirement and other employee plans and matters relating to the Employee Retirement Income Security Act of 1974;

•	the quality of title to assets and properties;

•	the maintenance of adequate insurance;

•	the absence of undisclosed brokers’ or finders’ fees;

•	the absence of material environmental violations, actions or liabilities;

•	the consistency of the allowance for loan losses with generally accepted accounting principles and all applicable regulatory criteria;

•	transactions with affiliates;

•	the accuracy of information supplied by the parties in connection with the registration statement filed by Community with the Securities and Exchange Commission, this document and all applications filed with regulatory authorities for approval of the transaction and the bank merger; and

•	other documents filed by us with the Securities and Exchange Commission and the accuracy of information contained in those documents.

Additionally, Community represented and warranted that the merger agreement would not result in the issuance of any right under a Rights Agreement to which Community is a party (see, “ Description of Community’s Capital Stock—Shareholder Rights Plan,” page 77) and that Community and its bank subsidiary are capitalized and will be well capitalized when the merger is completed. The merger agreement also contains other representations and warranties by PennRock relating to, among other things, employment and consulting contracts and benefit matters.

Conduct of Business Pending the Merger. Under the merger agreement, each of us has agreed to use reasonable good faith efforts to preserve its business organization intact, maintain good relationships with employees, and preserve the good will of customers and others with whom business relationships exist. Additionally, both parties have agreed to:

•	cooperate with one another in the preparation and filing of this document and the necessary applications to federal and state regulatory authorities;

•	to take all necessary actions to complete the merger;

•	to agree on the form of any press release or public disclosure relating the merger;

•	to update the disclosure schedules to the merger agreement, if necessary;

•	file required tax returns and pay the taxes shown to be due on the returns;

•	maintain books and records in a manner consistent with past practice;

•	maintain appropriate amounts of insurance coverage;

•	submit the merger to our respective shareholders for approval;

•	not take any action that would prevent the merger from qualifying as a reorganization under section 368 of the Internal Revenue Code.

•	cooperate with one another in the formation and operation of an integration team; and

•	to deliver monthly unaudited financial statements to one another pending completion of the merger.

PennRock has agreed that, without Community’s written consent, neither PennRock nor any of its subsidiaries will take, or agree to take, any of the following actions:

•	change any provision of its articles of incorporation or bylaws;

•	change the number of authorized or issued shares of its stock, except for the issuance of stock upon a PennRock employee’s exercise of an option that existed as of the date of the merger agreement, repurchase or redeem any of its stock, or grant any options or warrants for its stock;

•	declare any dividends on its stock, except as specifically provided in the merger agreement (see, “Merger Agreement—Payment of Dividends,” at page 67);

•	enter into new employment agreements with PennRock employees, or grant any severance compensation to PennRock employees;

•	grant job promotions or pay increases to PennRock employees, except for routine pay increases consistent with past practice that do not exceed 5%, in the aggregate;

•	pay bonuses to PennRock employees, except for annual bonuses in 2004 and pro-rated bonuses in 2005 that are consistent with PennRock’s ordinary course of bonus payments, as determined under PennRock’s bonus compensation and executive incentive compensation plans;

•	merge or consolidate with other business organizations or engage in the sale of or lease all or any substantial portion of the business or assets of PennRock or its subsidiaries;

•	change any method of accounting, except as may be required by generally accepted accounting principles;

•	waive, release, grant or transfer any rights of material value or modify or change in any material respect any existing agreement to which PennRock or any subsidiary is party, other than in the ordinary course of business, consistent with past practices;

•	implement any new pension, retirement or profit-sharing plans, except as may be required by law and as specifically provided in the merger agreement;

•	modify lending guidelines or otherwise fail to conduct its lending activities in the ordinary course of business, consistent with past practices;

•	enter into, renew, extend or modify any transaction with any affiliate of PennRock;

•	enter into any interest rate swap or similar arrangement;

•	take any action that would accelerate payments under any employment agreement, other than in the ordinary course of business, as a result of the merger agreement and except for the triggering of severance payments to PennRock executive officers by entering into the merger agreement;

•	purchase any security for its investment portfolio that does not have one of the investment ratings specified in the merger agreement;

•	solicit any other acquisition proposals or enter into negotiations regarding other acquisition proposals (see, “Merger Agreement—No Solicitations of Alternative Transactions,” on page 64); or

•	make any capital expenditures of more than $100,000 or enter into any leases that would result in expenditures of more than $75,000 and that have terms extending for more than one year from the date of the merger agreement.

Governance Following the Merger. Community has agreed that as of the date that the merger is completed, the board of directors of Community will consist of fifteen members. Nine of the board members will be individuals who were directors of Community at the time of the execution of the merger agreement, and six will be individuals who were PennRock directors at the time of the execution of the merger agreement. See, “Merger—Board of Directors After the Merger,” on page 55.

Operations Following the Merger. We have agreed in the merger agreement that, following the merger:

•	Community will make certain severance benefits available to employees who are not offered continued employment with Community as a result of the merger and to take certain actions with respect to participation of PennRock employees in the Community employee benefit plans (see, “Merger Agreement—Benefits Matters,” on page 67);

•	Most PennRock directors who do not become directors of Community will be afforded the opportunity to become directors of Community’s bank subsidiary, Community Banks;

•	Community will operate the branch offices of current PennRock’s banking subsidiary as a separate division of Community and will continue to use “Blue Ball,” the name of PennRock’s banking subsidiary, as the name of the division for a period of at least two years;

•	Community will establish a regional advisory board for the Blue Ball Division, whose members will be agreed upon by Community and PennRock; and

•	Community will relocate its deposit operations function to PennRock’s deposit operations facility in Blue Ball, Pennsylvania.

Benefits Matters. We have agreed in the merger agreement that:

•	Community will make severance payments to employees whose jobs are eliminated, other than for cause, up to twelve months following the merger or who are not offered similar jobs within twenty-five miles of the location of their offices prior to the merger, in the following amounts:

•	employees who were exempt, full-time employees as of the date of the merger agreement will receive two weeks of severance pay, at the pay rate they were receiving at the time of the execution of the merger agreement, for each year of service, up to a maximum of fifty-two weeks’ salary and no less than two weeks’ salary;

•	employees who were non-exempt, full-time employees as of the date of the merger agreement will receive one week of severance pay, at the pay rate they were receiving at the time of the execution of the merger agreement, for each year of service, up to a maximum of twenty-six weeks’ salary and no less than one week’s salary;

•	Community will make outplacement and job counseling services available to each exempt PennRock employee who becomes eligible to receive the severance compensation described above;

•	PennRock employees will be eligible to participate in Community’s employee benefit plans and will receive credit for their years of service with PennRock;

•	PennRock employees will be entitled to cash payments for unused vacation time and credit for years of service to PennRock in determining vacation eligibility; and

•	PennRock’s profit-sharing and retirement savings plans will be merged into Community’s retirement savings plan after the merger is completed, at a time that management considers to be in the best interests of Community and former PennRock employees.

Payment of Dividends. We have agreed in the merger agreement to coordinate the payment of dividends and the designation of record and payment dates relating to Community and PennRock common stock so that holders of our respective common stock will not receive two dividends, or fail to receive one dividend, for any calendar quarter. Additionally, we have agreed that PennRock will not pay dividends in excess of $0.22 per calendar quarter before the merger is completed.

Termination. Community and PennRock may terminate the merger agreement at any time prior to completion of the merger by mutual written consent. In addition, either Community or PennRock may terminate the merger agreement at any time prior to completion of the transaction if:

•	the other party is in material breach of its representations, warranties, covenants or agreements set forth in the merger agreement, and such breach, if curable, is not cured within 60 days;

•	if the merger is not completed on or before August 31, 2005, except that this right to terminate will not be available to a party whose failure to comply with any provision of the merger agreement has been the cause of, or resulted in, the failure of the merger to be completed by that date;

•	if any governmental entity that must grant a material regulatory approval has denied approval of the merger and the denial has become final and nonappealable; or

•	PennRock’s shareholders do not approve the merger agreement at the special meeting.

Community may terminate the merger agreement if PennRock violates, in any material respect, certain covenants relating to the initiation or solicitation of a proposal for an acquisition transaction with a party other than Community or an affiliate of Community or PennRock negotiates or endorses an acquisition proposal with another party, unless the failure to do so would be a breach of the fiduciary duties of PennRock’s directors, in their good faith judgment after consultation with legal counsel. See, “Merger Agreement—No Solicitations of Alternative Transactions,” on page 64.

PennRock may terminate the merger agreement if:

•	the Community shareholders fail to approve the merger at the annual meeting; or

•	the average closing sales price of Community common stock for the ten consecutive trading days ending two trading days preceding the closing date is less than $24.96 and the decline in the price of Community common stock from a value of $31.20 is at least 20% more than the change in an index based on the stock prices of fourteen other bank holding companies during the period from November 15, 2004 through the trading day preceding the closing date. Upon receiving notice from PennRock that PennRock will terminate the transaction for these reasons, Community may avoid the termination of the transaction by providing written notice to PennRock that it will increase the merger consideration so that each share of PennRock common stock that is converted into shares of Community common stock will receive shares of Community common stock equal in value to $34.94. See, “Merger Agreement—Adjustment of the Exchange Ratio,” below.

Adjustment of the Exchange Ratio. PennRock’s ability to terminate the merger agreement based on a decrease in the market price of the Community common stock reflects the parties’ agreement that PennRock shareholders would assume the risk of a modest decline in value of the Community common stock (up to a 20% decline from the closing sales price of Community common stock on November 12, 2004, two trading days prior to the public announcement of the merger agreement) but that the PennRock shareholders would assume the risk of a more significant decline (greater than 20%) only if the Community common stock did not underperform a peer group of companies by more than 20% during a designated measurement period. The premise of this agreement is that declines in value of the Community common stock that are in accordance with a group of publicly-traded and similar banking stocks are indicative of a broad-based change in market and economic conditions affecting financial institutions generally, rather than factors which are specifically attributable to the value of Community common stock.

The following is an example of the price decline termination provision. We provide this hypothetical example only to illustrate how the price termination provision operates. This example is not based on actual prices. Assume that the average final price of Community common stock is $24.00 per share. Divide $24.00 by $31.20 (the closing sales price of Community’s common stock on November 12, 2004). The result is 0.77. Divide $33.00 (a hypothetical average final price of the index group of fourteen bank holding companies) by $31.13 (the average price of the index group companies as of the date immediately prior to public announcement of the merger, adjusted for stock dividends that have occurred following execution of the merger agreement), and subtract 0.20 from the result. This equation equals 0.86. Since 0.77 is less than 0.86, the conditions are satisfied, and PennRock would have the right to terminate the merger agreement. However, Community, upon receiving notice of PennRock’s intention to terminate the merger agreement for this reason, may elect to increase the exchange ratio, so that the value of the consideration received for each share of PennRock common stock that is exchanged for Community common stock is equal to $34.94, and thereby eliminate PennRock’s right to terminate.

It is not possible to know until the day before the closing of the merger if these conditions would exist. Neither Community nor PennRock can predict whether or not the PennRock board would exercise its right to give notice to Community that PennRock wished to terminate the merger agreement, or whether Community would exercise its right to increase the exchange ratio, if these conditions were met. In making a decision whether to terminate the merger agreement, the PennRock board would carefully consider whether the merger continued to in the best interests of PennRock, taking into account all relevant facts and circumstances that exist at the time and after consulting with their financial advisor and legal counsel. In making a decision to increase the exchange ratio, the Community board of directors would carefully consider whether the transaction, as adjusted for the additional consideration, continued to be in the best interests of Community.

The merger agreement does not provide for a resolicitation of Community or PennRock shareholders in the event that the conditions for termination described above are satisfied and the PennRock board nevertheless chooses to complete the merger. Therefore, adoption of the merger agreement at the Community annual meeting and the PennRock special meeting will give:

•	the PennRock board the ability to complete the transaction even if its right to terminate is triggered by a decline in the price of Community’s common stock without any further action by, or resolicitation of, the PennRock shareholders; and

•	the Community board the ability to increase the exchange ratio if PennRock exercises its right to terminate, without any further action by, or resolicitation of, the Community shareholders.

Termination Fees. The merger agreement provides that if the merger agreement is terminated as a result of willful breach of a representation, warranty, covenant or other agreement, the breaching party shall pay the expenses incurred in connection with the merger by the non-breaching party, up to a maximum of $500,000.

Additionally, the parties have agreed in the merger agreement that:

•	PennRock will pay a termination fee to Community in the amount of $15,000,000, if

•	PennRock terminates the merger agreement because its shareholders failed to approve the merger at the PennRock special meeting and PennRock enters into an agreement for an acquisition transaction with a party other than Community or an affiliate of Community before May 16, 2006; or

•	Community terminates the merger agreement because PennRock has violated, in any material respect, certain covenants relating to the initiation or solicitation of an acquisition transaction with a party other than Community or an affiliate of Community in circumstances where both (1) PennRock shall have entered into an agreement to engage in an acquisition transaction with a party other than Community or an affiliate of Community before August 1, 2005, and (2) at the time of termination of the merger agreement, there shall have been a public announcement that a party other than Community intended to engage in an acquisition transaction with PennRock.

•	Community will reimburse PennRock for its expenses, up to a maximum of $500,000, in the event that the Community shareholders do not adopt the merger agreement; and

•	PennRock will reimburse Community for its expenses, up to a maximum of $500,000, in the event that the PennRock shareholders do not adopt the merger agreement and have not approved another acquisition proposal.

Amendment, Extension and Waivers. Subject to any applicable legal restrictions, at any time prior to completion of the transaction, Community and PennRock may:

•	amend the merger agreement;

•	extend the time for the performance of any obligations or other acts required in the merger agreement;

•	waive any inaccuracies in the representations and warranties contained in the merger agreement; or

•	waive compliance with any of the agreements or conditions contained in the merger agreement, except for the requirements of shareholder approval, regulatory approval and the absence of any order, decree, or injunction preventing the transaction.

After shareholder approval of the merger agreement, however, we cannot change either the amount or the form of consideration the PennRock shareholders will receive upon completion of the merger or otherwise modify the terms of the merger agreement, if such change or modification would adversely affect the companies’ respective shareholders, without obtaining further shareholder approval.

VOTING AGREEMENTS

General

As a condition to Community entering into the merger agreement, each of the directors of PennRock entered into an agreement with Community, dated as of November 16, 2004, pursuant to which each director agreed to vote all of his or her shares of PennRock common stock in favor of the merger agreement. As of March 15, 2005, the directors of PennRock owned or exercised voting control over approximately 575,940 shares of PennRock common stock, representing approximately 7.75% of the shares of PennRock common stock outstanding on that date. A form of voting agreement, which is also called an affiliate letter, is Exhibit 1 to the merger agreement, which is attached to this document as Annex A.

Effect of Voting Agreements

The voting agreements, together with PennRock’s agreement not to initiate, solicit or respond to inquiries relating to an acquisition transaction, may have the effect of discouraging persons from making a proposal for an acquisition transaction involving PennRock.

Terms of Voting Agreements

The following is a brief summary of the material provisions of the voting agreements:

•	each director has agreed to vote (or cause to be voted), in person or by proxy, all shares of PennRock common stock he or she owns or as to which he or she has, directly or indirectly, the right to direct the voting in favor of adoption and approval of the merger agreement and the transaction;

•	each director also agreed not to, directly or indirectly, transfer or dispose of any of the shares of PennRock common stock he owns prior to the special meeting;

•	the voting agreements will remain in effect until the termination of the merger agreement in accordance with its terms; and

•	each director also agreed to certain restrictions on the offer, sale, transfer or disposition of shares of Community common stock acquired in the merger; which are intended to ensure compliance with applicable federal securities laws.

COMMUNITY AND PENNROCK -

UNAUDITED PRO FORMA FINANCIAL INFORMATION

The following unaudited pro forma combined financial information and explanatory notes present how the combined financial statements of Community and PennRock may have appeared had the businesses actually been combined as of the date indicated. The unaudited pro forma combined balance sheet at December 31, 2004 assumes the merger was completed on that date. The unaudited pro forma combined income statement for the year ended December 31, 2004 gives effect to the merger as if the merger had been completed on January 1, 2004. The unaudited pro forma combined financial information shows the impact of the merger on Community’s and PennRock’s combined financial position and results of operations under the purchase method of accounting with Community treated as the acquiror. Under this method of accounting, Community will be required to record the assets and liabilities of PennRock at their estimated fair values as of the date the merger is completed.

The unaudited pro forma combined financial information has been derived from and should be read in conjunction with the historical consolidated financial statements and the related notes of both Community and PennRock that are incorporated into this document by reference. See “Where You Can Find More Information” on page 106.

The unaudited pro forma combined financial information is presented for illustrative purposes only and does not indicate the financial results of the combined company had the companies actually been combined at the beginning of the period presented. Furthermore, the information does not include the impact of possible revenue enhancements, expense efficiencies, asset dispositions and share repurchases, among other factors. In addition, as explained in more detail in the accompanying notes to unaudited pro forma combined financial information, the allocation of the purchase price reflected in the unaudited pro forma combined financial information is subject to adjustment and will vary from the actual purchase price allocation that will be recorded upon completion of the merger based upon changes in the balance sheet including fair value estimates.

Unaudited Pro Forma Combined Balance Sheets As of December 31, 2004

(In Thousands)

	Community	PennRock	Pro Forma Adjustments		Pro Forma Combined
Assets
Cash and due from banks	$43,486	$17,994	$—		$61,480
Short-term investments	—	4,358	—		4,358

Cash and cash equivalents	43,486	22,352	—		65,838
Interest-bearing deposits in other banks	1,787	—	—		1,787
Investment securities, available for sale	619,110	302,623	—		921,733
Loans held for sale	1,505	3,758	—		5,263
Loans	1,215,951	773,324	(4,708	)(10)(11)	1,984,567
Less allowance for loan losses	(14,421)	(9,007)	4,708	(11)	(18,720)

Net loans	1,201,530	764,317	—		1,965,847
Premises and equipment, net	25,517	17,032	2,000	(8)	44,549
Goodwill and identifiable intangible assets	5,051	10,036	239,962	(1)	255,049
Accrued interest receivable and other assets	56,813	54,966	(1,014	)(2)	110,765

Total assets	$1,954,799	$1,175,084	$240,948		$3,370,831

Liabilities
Deposits
Non-interest bearing	$184,359	$158,104	$—		$342,463
Interest bearing	1,121,178	670,630	1,185	(3)	1,792,993

Total deposits	1,305,537	828,734	1,185		2,135,456
Short-term borrowings	47,116	125,459	—		172,575
Long-term debt	404,662	102,000	3,369	(4)	510,031
Subordinated debt	30,928	—	—		30,928
Accrued interest payable and other liabilities	14,215	15,401	14,364	(5)	43,980

Total liabilities	1,802,458	1,071,594	18,918		2,892,970

Stockholders’ Equity
Preferred stock	—	—	—		—
Common stock	62,107	19,296	53,755	(6)	115,862
			(19,296	)(7)
Surplus	73,304	54,798	271,765	(6)	345,069
			(54,798	)(7)
Retained earnings	18,134	33,416	(33,416	)(7)	18,134
Accumulated other comprehensive income (loss), net of tax	3,211	(3,008)	3,008	(7)	3,211
Treasury stock	(4,415)	(1,012)	1,012	(7)	(4,415)

Total stockholders’ equity	152,341	103,490	222,030		477,861

Total liabilities and stockholders’ equity	$1,954,799	$1,175,084	$240,948		$3,370,831

The notes to unaudited pro forma combined financial information are an integral part of these statements

Unaudited Pro Forma Combined Income Statement for the Year Ended December 31, 2004

(in thousands, except per share data)

	Community	PennRock	Pro Forma Adjustments		Pro Forma Combined
INTEREST INCOME:
Loans, including fees	$69,732	$44,038	$—		$113,770
Investment securities:
Taxable	18,999	10,545	307	(9)	29,851
Tax exempt	8,847	581	—		9,428
Dividends	2,084	—	—		2,084
Other	137	176	—		313

Total interest income	99,799	55,340	307		155,446

INTEREST EXPENSE:
Deposits	22,523	12,097	(395	)(3)	34,225
Short-term borrowings	739	1,636	—		2,375
Long-term debt	18,382	4,918	(1,477	)(4)	21,823
Subordinated debt	1,598	—	—		1,598

Total interest expense	43,242	18,651	(1,872)		60,021

Net interest income	56,557	36,689	2,179		95,425
Provision for loan losses	3,100	565	—		3,665

Net interest income after provision for loan losses	53,457	36,124	2,179		91,760

NON-INTEREST INCOME:
Investment management and trust services	1,510	4,695	—		6,205
Service charges on deposit accounts	7,120	3,403	—		10,523
Other service charges, commissions and fees	3,357	400	—		3,757
Investment security gains	2,470	855	—		3,325
Impairment charge on available for sale equity securities	—	(1,221)	—		(1,221)
Insurance premium income and commissions	3,260	—	—		3,260
Mortgage banking activities	2,665	753	—		3,418
Earnings on investment in life insurance	1,593	985	—		2,578
Other	1,238	2,365	—		3,603

Total non-interest income	23,213	12,235	—		35,448

NON-INTEREST EXPENSES:
Salaries and employee benefits	28,337	20,297	—		48,634
Net occupancy	7,980	3,382	133	(8)	11,495
Marketing expense	2,325	1,083	—		3,408
Telecommunications expense	1,285	366	—		1,651
Other	10,066	6,488	1,811	(1)	18,365

Total non-interest expenses	49,993	31,616	1,944		83,553

Income before income taxes	26,677	16,743	235		43,655
Income taxes	4,879	4,062	82		9,023

Net income	$21,798	$12,681	$153		$34,632

Earnings per share:
Basic	$1.78	$1.66			$1.51
Diluted	$1.73	$1.63			$1.48

Average shares outstanding	12,231	7,651	3,060		22,942

Average diluted shares outstanding	12,575	7,757	3,103		23,435

The following notes to unaudited pro forma combined financial information are an integral part of these statements

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

Note 1—Basis of Pro Forma Presentation

The unaudited pro forma combined financial information relating to the merger is presented as of and for the year ended December 31, 2004. Community and PennRock are in the process of analyzing and reviewing their accounting and financial reporting policies and procedures and, as a result of this review, may reflect changes in one or the other of Community’s or PennRock’s policies or procedures in future presentations of combined results in order to conform to the accounting policies that will be determined to be most appropriate for the combined company. However, in the presentation provided herein, no significant reclassifications were required.

The pro forma adjustments consist entirely of the expected purchase price adjustments necessary to combine Community and PennRock, including the conversion of PennRock common stock into shares of Community common stock using an exchange ratio of 1.40 applied to 7,679,343 shares of PennRock common stock issued and outstanding at December 31, 2004, multiplied by the average share price of $29.85 per share of Community common stock. The share price was computed using the average closing price of Community common stock for the period commencing two trading days prior to and ending two trading days after the merger was announced on November 16, 2004. Included in the purchase price is the estimated fair value of $4.6 million representing 233,000 vested employee stock options of PennRock that will be converted into options for Community common stock upon consummation of the merger.

Consideration has been given to providing an estimate of the anticipated transaction costs to be incurred in connection with the merger. Such costs are expected to approximate $14.4 million on a pre-tax basis and have been reflected in the pro forma adjustments to the unaudited pro forma combined balance sheet. Under current accounting rules, certain other costs will not be accruable at the closing of the merger and will be recognized in periods both before and after the date of the merger. The detailed plans for all of the restructuring initiatives have not been fully formulated and, as such, no consideration was given to recognition of these expenses in the unaudited pro forma combined balance sheet or in the unaudited pro forma combined income statement.

The total estimated purchase price for the purpose of this pro forma financial information is $339.9 million.

The merger will be accounted for using the purchase method of accounting for business combinations which requires that the assets and liabilities of PennRock be adjusted to fair value as of the date of the acquisition.

The unaudited pro forma combined financial information has been prepared to include the estimated adjustments necessary to record the assets and liabilities of PennRock at their respective fair values and represents managements’ best estimates based upon the information available at this time. These pro forma adjustments are expected to be revised as additional information becomes available and additional detailed analysis is performed. Furthermore, the final allocation of the purchase price will be determined after the merger is completed and after completion of a final analysis to determine the fair values of PennRock’s tangible and identifiable intangible assets and liabilities as of the closing date of the transaction. The final purchase accounting adjustments may be materially different from the pro forma adjustments presented herein. Increases or decreases in the fair value of certain balance sheet amounts including loans, securities, deposits and related intangibles and debt will result in adjustments to both the balance sheet and income statement. Such adjustments, when compared to the information shown in this document, may change the amount of the purchase price allocated to goodwill while changes to other assets and liabilities may impact the statement of income due to adjustments in the yield and/or amortization/accretion of the adjusted assets and liabilities.

The unaudited pro forma combined financial information presented herein does not necessarily provide an indication of the combined results of operations or the combined financial position that would have resulted had the merger actually been completed as of the assumed consummation date, nor is it indicative of the results of operations in future periods or the future financial position of the combined company.

The merger is expected to result in annual pre-tax expense savings of approximately $8 million which are to be fully phased-in by the end of 2006. These expected expense savings have not been included in the pro forma combined amounts.

Note 2—Pro Forma Adjustments

The unaudited pro forma combined financial information reflects the issuance of 10,751,080 shares of Community common stock with an aggregate value of $320.9 million and the conversion of approximately 233,000 PennRock vested employee stock options with a fair value of $4.6 million at December 31, 2004, assuming the exchange ratio of 1.4 shares of Community common stock or options for each outstanding common share or options of PennRock. The fair value of Community options that will be issued in exchange for the PennRock options was estimated using a Black-Scholes option pricing model. Option pricing models require the use of highly subjective assumptions including expected stock price and volatility that, when changed, can materially affect fair value estimates. The more significant assumptions used in the estimation of fair value of Community stock options to be issued in the exchange for the PennRock stock options include a risk-free interest rate of 4.0%, a dividend yield of 2.4%, a weighted average expected life of 7.8 years and volatility of 33%.

	December 31, 2004
	($ in thousands except per share data)
Purchase Price: PennRock common stock outstanding (in thousands)	7,679,343

Exchange ratio	1.40

Community common stock to be issued	10,751,080

Average purchase price per Community common share	$29.85

		$320,920

Transaction costs		14,364

Fair Value of vested employee stock options		4,600

Total Purchase Price		$339,884

Net Assets Acquired:

PennRock shareholders’ equity	106,498
PennRock goodwill and intangibles	(10,036)

Estimated adjustments to reflect assets acquired at fair value:
Investments	(4,606)
Core deposit intangible	14,490
Bank Premises	2,000
Deferred tax assets	584

Estimated adjustments to reflect liabilities acquired at fair value:
Time deposits	(1,185)
FHLB Advances	(3,369)
		104,376

Goodwill resulting from merger		$235,508

(1)

Adjustment to record the following: (a) goodwill arising from the excess of purchase price over the fair value of net assets, including identifiable intangible assets—$235.5 million; (b) the recognition of core deposit intangible of $14.5 million, and (c) the reversal of $10.0 million of pre-existing intangibles of PennRock arising from acquisitions that had been completed by PennRock in prior years. The nature, amount, and amortization method of possible intangibles are being analyzed by management. The adjustments related thereto and recorded herein are based on current assumptions and valuations which are subject to change. The core deposit intangible has been amortized on a straight line basis over an eight year period for the purpose of this presentation and will require a more formal analysis prior to the consummation. Material changes are possible when that analysis is completed.

(2)	Adjustment to reflect the net deferred tax assets arising from both the recognition of the tax effects of expenses incurred to complete the transaction and the tax effects associated with the adjustments necessary to reflect the acquisition of net assets on a fair value basis. Deferred taxes were recorded using the federal tax rate of 35%.
(3)	Adjustment to reflect the fair values of certain interest-bearing deposit liabilities based on current interest rates for similar instruments. The adjustment will be substantially recognized over the next 3 years, the estimated remaining term of the related deposit liabilities. This adjustment decreases pro forma pre-tax interest expense by $395,000 in the first year following consummation.
(4)	Adjustment to fair value PennRock’s long-term debt which consists primarily of FHLB advances at various terms and maturities. The related adjustment to pro forma pre-tax interest expense was estimated based upon the maturity date and repricing dates of the related borrowings, most of which will occur by the end of 2007. Such adjustment was estimated at approximately $1.4 million in the first full year after the consummation.
(5)	Adjustment to record the pre-tax estimate of transaction expenses expected to be incurred in connection with the merger. Such expense includes fees related to professional services provided in connection with the merger as well as an estimate of the associated severance and retention incentives to be paid to ensure that critical staffing remains in place until the date of consummation. Additionally, transaction expenses included in this pro forma presentation were prepared under the assumption that certain litigation would be settled by Community in an expedited manner. PennRock intends to continue to vigorously defend plaintiff claims and recoverable damages are intended to be strongly contested. For the purposes of this presentation, an estimate of settlement costs, which assumed an expedited settlement, has been provided. The ultimate disposition of these matters may differ significantly from the amounts provided herein.
(6)	Adjustment to reflect Community common stock expected to be issued in exchange for issued and outstanding shares of PennRock assuming the exchange ratio of 1.4 Community common shares for each share of PennRock common shares. Includes the fair value of the issuance of Community options to be issued in exchange for existing vested PennRock employee stock options as described in Note 2.
(7)	Adjustment to eliminate PennRock’s historical shareholders’ equity.
(8)	Estimated adjustment to reflect fixed assets acquired at the date of the merger at fair value. Such adjustments are expected to be almost entirely related to the entries necessary to record acquired real estate at fair value. The related adjustments to depreciation associated therewith were estimated under the assumption of an average remaining depreciable life of 15 years.
(9)	Adjustment to reflect accretion of the fair value adjustment necessary to reflect investments at fair value. Under FASB No. 115, such adjustments are reflected in historical amounts but have been included on a net of tax basis as an adjustment to equity. Such amounts were eliminated in item (7) and therefore will require prospective accretion of the discount to properly record earnings under the purchase method of accounting.
(10)	Management has performed a preliminary review of PennRock’s loan portfolio for the purpose of evaluating the nature and extent of the adjustments necessary to reflect loans at fair market value. It is currently estimated that such adjustments, if necessary, would not be material to the presentation of the unaudited pro forma combined financial statements included herein. Such evaluation is subject to change as additional information becomes available and as additional analyses are performed. Management is in the process of preparing a quantitative analysis that will accommodate the recognition of any required fair market value adjustments at the date of consummation of the merger. Such analysis will be considerate of assumptions regarding interest rates, pricing characteristics, expected cash flows and other factors intrinsic to the computation of the fair value of the loan portfolio at the date of merger.
(11)	Adjustment to reflect the impact of adoption of Statement of Position 03-03, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” This guidance addresses the accounting for the differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans, including those acquired in a business combination, if those differences are attributable, at least in part, to credit quality considerations.

DESCRIPTION OF COMMUNITY’S CAPITAL STOCK

The following summary is a description of the material terms of Community’s capital stock and is not complete. You should also refer to Community’s articles of incorporation, which were filed as Exhibit 3.1 to Community’s registration statement on Form 8-A filed with the Securities and Exchange Commission on May 13, 2002. You should also refer to the applicable provisions of the Pennsylvania Business Corporation Law.

THE FOLLOWING DESCRIPTION OF COMMUNITY’S OUTSTANDING CAPITAL STOCK SHOULD BE READ CAREFULLY BY PENNROCK SHAREHOLDERS SINCE, AT THE EFFECTIVE TIME OF THE MERGER, EACH OUTSTANDING SHARE OF PENNROCK COMMON STOCK WILL BE CONVERTED INTO 1.40 SHARES OF COMMUNITY COMMON STOCK OR SUCH HIGHER NUMBER OF SHARES AS MAY RESULT FROM AN INCREASE IN THE EXCHANGE RATIO.

Common Stock. As of the date of this document, Community is authorized to issue up to 20,000,000 shares of common stock. At the March 15, 2005 record date, Community had 12,420,622 shares of common stock issued (including 114,306 shares held in treasury) and had reserved approximately 3,176,144 shares of common stock for issuance under various employee or director stock option plans. As part of the merger, Community’s authorized common stock will be increased to 50,000,000 shares upon completion of the merger. For more information, see “Community Proposal 2: Approval of an Amendment to Community’s Articles to Increase the Number of Shares of Common Stock Authorized for Issuance from 20,000,000 to 50,000,000” on page 84.

The holders of Community common stock share ratably in dividends when and if declared by Community’s board of directors from legally available funds. Declaration and payment of cash dividends by Community depends upon dividend payments by Community’s bank subsidiary, which are Community’s primary source of revenue and cash flow. Community is a legal entity separate and distinct from its subsidiaries. Accordingly, the right of Community, and consequently the right of creditors and shareholders of Community, to participate in any distribution of the assets or earnings of any subsidiary is necessarily subject to the prior claims of creditors of the subsidiary, except to the extent that claims of Community in its capacity as a creditor may be recognized.

Prior to the issuance of any Community preferred stock which possesses voting rights (see “Preferred Stock” below), the holders of shares of Community common stock will possess exclusive voting rights in Community. Each holder of shares of Community common stock has one vote for each share held on matters upon which shareholders have the right to vote. Community shareholders cannot cumulate votes in the election of directors. In the event of liquidation, dissolution or winding-up of Community, whether voluntary or involuntary, holders of Community common stock share ratably in any of its assets or funds that are available for distribution to its shareholders after the satisfaction of its liabilities (or after adequate provision is made therefore) and after payment of any liquidation preferences of any outstanding Community preferred stock.

The holders of Community common stock have no preemptive rights to acquire any additional shares of Community. In addition, Community common stock is not subject to redemption. Under Community’s articles of incorporation, authorized but unissued shares of capital stock may be issued only with the approval of 75% of the entire board of directors. Shareholder approval is required in connection with certain corporation transactions defined in the articles of incorporation.

Because Community’s common stock is listed on NASDAQ, the NASDAQ listing qualification rules also restrict the issuance of Community stock. Under those rules, Community must obtain the approval of its shareholders before an issuance of common stock, or stock convertible into common stock, when the issuance:

•	relates to acquisition of the stock or assets of a company and the stock to be issued will have 20% or more of the voting power or total shares outstanding before the issuance; or

•	relates to acquisition of a company in which a director, officer or substantial shareholder of Community has a 5% or greater interest (or such persons collectively have a 10% or greater interest) and the issuance of the securities could result in an increase in outstanding common stock or voting power of 5% or more.

Under NASDAQ rules, shareholders must also approve a stock option or purchase plan applicable to officers and directors other than a broadly-based plan in which other security holders of Community or employees of Community participate.

Preferred Stock. Community’s board of directors is authorized to approve the issuance of Community preferred stock, without any required approval of shareholders, subject to the NASDAQ listing requirements. Community’s board would determine the rights and limitations on each series of Community preferred stock at the time of issuance. These rights may include rights to participating dividends, voting and convertibility into shares of Community common stock. Shares of Community preferred stock can have dividend, redemption, voting, and liquidation rights taking priority over Community common stock, and may be convertible into Community common stock.

Shareholder Rights Plan. The following description of Community’s shareholder rights plan is not intended to be a complete description of the plan and is qualified in its entirety by reference to the plan, which is attached as an exhibit to Community’s registration statement on Form 8-A, filed with the Securities and Exchange Commission on February 27, 2002.

Community maintains a shareholder rights plan designed to protect shareholders from attempts to acquire control of Community at an inadequate price. Under the shareholder rights plan, each outstanding share of Community common stock has attached to it one right to purchase one share of common stock at an initial price of $25, subject to adjustment from time to time, as provided in the plan. These rights are not currently exercisable or transferable, and no separate certificates evidencing these rights will be distributed, unless certain events occur. The Community rights become exercisable to purchase shares of common stock if a person, group or other entity acquires or commences a tender offer or an exchange offer for shares of Community stock with 10% or more of total voting power. After the Community rights become exercisable, under certain circumstances, the Community rights (other than any rights held by a 10% beneficial owner or an “acquiring person”) will entitle the holders to purchase shares of Community common stock having twice the value of the exercise price. Community is generally entitled to redeem the Community rights at $.001 per right at any time until the tenth business day following public announcement that a 10% position has been acquired.

Anti-Takeover Considerations. Pennsylvania law and Community’s articles of incorporation and by-laws contain a number of provisions which may have the effect of discouraging transactions that involve an actual or threatened change of control of Community currently or Community after the merger. For a description of these provisions, see “Comparison of Stockholder Rights” below.

COMPARISON OF SHAREHOLDER RIGHTS

Community and PennRock are both organized under the laws of Pennsylvania. Any differences, therefore, in the rights of holders of Community common stock and PennRock common stock arise primarily from differences in their respective articles of incorporation and bylaws. Upon completion of the merger, the articles of incorporation and bylaws of Community in effect immediately prior to the effective time of the merger will be the articles of incorporation and bylaws of the surviving corporation in the merger, except for changes required by the merger agreement as discussed below. Consequently, after the effective time of the merger, the rights of the former shareholders of PennRock will be determined by reference to the Community articles of incorporation and by-laws.

Capitalization

Community. The authorized capital stock of Community consists of:

•	20,000,000 million shares of Community common stock, $5.00 par value per share; and

•	500,000 shares of Community preferred stock, no par value.

The Community articles of incorporation will be amended, effective upon completion of the merger, to increase its authorized shares of common stock to 50,000,000. For more information, see “Community

Proposal 2: Approval of an Amendment to Community’s Articles of Incorporation to Increase the Number of Shares of Common Stock Authorized for Issuance from 20,000,000 to 50,000,000,” on page 84.

PennRock. The authorized capital stock of PennRock consists of 20,000,000 million shares of PennRock common stock, $2.50 par value per share.

Voting Rights

In the case of both Community and PennRock, each holder of common stock has the right to cast one vote for each share of common stock held of record on all matters submitted to a vote of shareholders, including the election of directors. Holders of common stock do not have cumulative voting rights. No shares of Community preferred stock have been issued.

Number and Election of Directors

Community. Community’s bylaws provide that there will no less than five and no more than twenty-five members of the board of directors. The board is divided into four classes with staggered terms, so that the terms of the classes are scheduled to expire in successive years. At each annual meeting, Community’s shareholders elect the members of a single class of directors. This year, the shareholders will elect one member of Class B, and the vacancies in Class B will be filled with nominees from the current group of PennRock directors (for more information, see “Merger—Board of Directors After the Merger,” on page 55).

The number of directors is established each year by Community’s board. Under the bylaws, the board has the authority to fill vacancies that occur on the board, including vacancies caused by an increase in the number of directors. Except for three individuals who have been directors since 1968 (Messrs. Miller, Rissinger and Shaffer), the term of office of a director who becomes 75 years of age will end on the day before the next annual meeting to occur after the director’s 75th birthday. Community’s articles of incorporation require the affirmative vote of at least 75% of outstanding shares in order to effect the removal of a director without cause; unless 66 2/3% of the board recommends such action to the shareholders, thereby requiring the affirmative vote of at least 66 2/3% of the outstanding shares.

PennRock. Under PennRock’s bylaws, there must be at least one and no more than twenty-five members of the board of directors. The board is divided into three classes, with the members of a single class to be elected at each annual meeting of shareholders. The classes are set up so that the terms of each class expire in successive years.

The number of directors is established each year by the board. The board has the authority to fill vacancies that occur for any reason, including vacancies that result from the board increasing the number of directors. The bylaws require ownership of at least one hundred shares of PennRock common stock in order to be a director of PennRock. A director’s term of office will expire on December 31 of the year in which his or her 75th birthday occurs. At that time, the director becomes a director emeritus, serving without compensation and able to attend meetings but not charged with the responsibilities or subject to the liabilities of a director. PennRock’s articles of incorporation require the approval of a majority of the outstanding shares of PennRock’s stock before a director can be removed for cause and the approval of at least 85% of the outstanding shares of PennRock’s stock before a director can be removed without cause.

Nomination of Directors

Community. Community’s bylaws require a shareholder who intends to nominate a candidate for election as a director of Community to notify the secretary of Community no less than forty-five days prior to the date of any meeting of shareholders called for the purpose of electing directors. The notification must contain information, if known, regarding:

•	the name, address, age, principal occupation, and Community stock ownership of the nominee;

•	the name, residential address and Community stock ownership of the shareholder submitting the nomination; and

•	the number of shares that will be voted in favor of the election of the nominee.

PennRock. PennRock’s bylaws require a shareholder who intends to nominate a candidate for election as a director of PennRock to notify the chairman of PennRock’s board of directors no less than ninety and no more than one hundred twenty days prior to the anniversary of the immediately preceding annual meeting, when the annual meeting for election of directors is being held within thirty days of the anniversary of immediately preceding annual meeting. Otherwise, the nominating shareholder must notify the chairman of the nomination no later than five days after the earlier of the mailing of the notice to shareholders or public announcement of the meeting date for the election of directors. The notification must contain the following information:

•	the name and address of the nominee, as well as any other information regarding the nominee that would be required to be included in a proxy statement had the nominee been nominated by the PennRock board;

•	the name, residential address and PennRock stock ownership of the shareholder submitting the nomination, a description of any arrangement between the nominating shareholder and any other person relating to the nomination and a statement by the nominating shareholder that he or she will be an owner of PennRock stock as of the record date for voting on the election of directors and that the nominating shareholder will be present in person or by proxy at the meeting called for voting on the election of directors; and

•	the written consent of the nominee to serve as a director of PennRock, if elected.

Amendments to the Articles of Incorporation

Community. The following provisions of Community’s articles of incorporation may only be amended upon the favorable votes of at least either 75% of the votes which all shareholders are entitled to cast or, if 66 2/3% of Community’s directors have approved the amendment, 66 2/3% of the votes which all shareholders are entitled to cast:

•	provisions regarding the number of shares of common and preferred stock authorized for issuance, the par value of such shares, and the authority of the board of directors to establish the voting rights and other conditions attached to any shares of preferred stock that may be issued;

•	the prohibition against cumulative voting for the election of directors;

•	the authority granted to the board of directors to amend Community’s bylaws, subject to the authority of the shareholders to change any amendment upon the action of 75% or more of the votes which all shareholders are entitled to cast;

•	the authority of the board of directors to oppose a takeover and the list of factors that the board is entitled to consider in connection with a takeover proposal;

•	the provisions regarding the shareholder vote required for amendments to the articles of incorporation, the removal of directors, and certain business combinations; and

•	the provision requiring Community to indemnify all persons whom it has authority to indemnify under applicable law.

PennRock. Any amendment to PennRock’s articles of incorporation requires one of the following:

•	a combination of the affirmative vote of:

•	a majority of those directors who are neither affiliated with any shareholder who owns more than 5% of the outstanding shares of PennRock stock as of the record date for voting on any matter submitted to the vote of the PennRock shareholders nor became directors after any person became a 5% or greater shareholder;

•	a majority of the entire board of directors; and

•	the holders of at least a majority of the outstanding shares of PennRock stock entitled to vote; or

•	the affirmative vote of at least 85% of the outstanding shares of PennRock stock entitled to vote.

Amendments to Bylaws.

Community. The bylaws of Community may be amended by the majority vote of the board of directors. Under Community’s bylaws, any amendment by the board of directors is subject to change by the affirmative vote of at least 66 2/3% of the outstanding shares of Community common stock entitled to vote.

PennRock. The bylaws of PennRock may be amended either by the affirmative vote of at least 85% of the outstanding shares of PennRock common stock entitled to vote or by a majority of the board of directors. Any amendment by the board is subject to change by the affirmative vote of at least 85% of the outstanding shares of PennRock common stock entitled to vote.

Limited Liability

Both Community’s and PennRock’s directors are not personally liable to their respective companies, their shareholders or others for any action taken or any failure to take any action unless the director breached or failed to perform the duties of his or her office as set forth under Pennsylvania law and such breach or failure constitutes self-dealing, willful misconduct or recklessness. Community’s and PennRock’s directors, however, are not protected from criminal liability for their actions, nor are they protected from liability with respect to the payment of federal, state or local taxes.

Indemnification

The bylaws of Community and PennRock each provide for indemnification of directors, officers and agents for certain litigation related liabilities and expenses. Directors, officers, employees and agents of both Community and PennRock are entitled to indemnification in both third party actions and derivative actions unless there is a court finding that the act or failure to act giving rise to the claim for indemnification constitutes willful misconduct or recklessness.

Special Shareholders’ Meetings and Shareholder Proposals.

Community. Special meetings of the shareholders of Community may be called at any time, providing notice of at least ten days but not more than sixty days, by the president of Community, the chairman of Community’s board of directors or the majority of Community’s directors. Additionally, shareholders entitled to cast at least one-third of the votes which all shareholders are entitled to cast may call a special meeting. Shareholders of Community are required to submit to Community, in writing and in advance, any matter desired to be placed on the agenda of an annual meeting of shareholders. Such proposal generally must be submitted not more than one hundred twenty days prior to the anniversary of the mailing of proxy materials for the immediately preceding annual meeting (see, “Shareholder Proposals,” on page 103).

PennRock. Special meetings of the shareholders of PennRock may be called at any time, upon at least ten days notice, by the chief executive officer of PennRock, the chairman of PennRock’s board of directors, the executive committee of PennRock’s board of directors or the majority of PennRock’s directors. Special meetings may not be called by PennRock’s shareholders. Shareholders of PennRock are required to submit to PennRock, in writing and in advance, any matter desired to be included in the company’s proxy materials for an annual meeting of shareholders. Such proposal generally must be submitted not less than one hundred twenty days, and not more than one hundred fifty days, prior to the anniversary of the mailing of proxy materials for the immediately preceding annual meeting, for an annual meeting that is held within thirty days of the anniversary of the immediately preceding annual meeting. Otherwise, the proposal must be submitted to PennRock no later than five days after the earlier of the date on which notice of the meeting was mailed or public disclosure of the meeting date was made.

Inspection Rights

The Pennsylvania Business Corporation Law of 1988 provides that shareholders of Community and PennRock have the right, for any proper purpose, to examine during usual business hours the share register, books or records of account and records of the proceedings of the shareholders and directors, and to make copies or extracts of such documents. Any shareholders desiring to make such an inspection must provide a written demand to do so under oath and must state the reason for the inspection.

Shareholder Rights Plan

Community has adopted a shareholder rights plan pursuant to which holders of Community common stock are entitled, under certain circumstances generally involving an accumulation of Community common stock, to purchase Community common stock at a substantially reduced price. See “Description of Community’s Capital Stock—Shareholder Rights Plan,” on page 77.

PennRock does not maintain a shareholder rights plan.

Anti-Takeover Matters and Required Shareholder Votes

Pennsylvania Law. Various provisions of the Pennsylvania Business Corporation Law of 1988 are triggered, in general, if any person or group acquires, or discloses an intent to acquire, 20% or more of the voting power of a covered corporation, other than pursuant to a registered firm commitment underwriting or, in certain cases, pursuant to the approving vote of the board of directors. The relevant provisions are contained in Subchapters 25E-H of the Pennsylvania Business Corporation Law of 1988.

Subchapter 25E of the Pennsylvania Business Corporation Law of 1988 (relating to control transactions) provides that if any person or group acquires 20% or more of the voting power of a covered corporation, the remaining shareholders may demand from such person or group the fair value of their shares, including a proportionate amount of any control premium.

Subchapter 25F of the Pennsylvania Business Corporation Law of 1988 (relating to business combinations) delays for five years and imposes conditions upon “business combinations” between an “interested shareholder” and the corporation. The term “business combination” is defined broadly to include various transactions utilizing a corporation’s assets for purchase price amortization or refinancing purposes. For this purpose, an “interested shareholder” is defined generally as the beneficial owner of at least 20% of a corporation’s voting shares.

Subchapter 25G of the Pennsylvania Business Corporation Law of 1988 (relating to control share acquisitions) prevents a person who has acquired 20% or more of the voting power of a covered corporation from voting such shares unless the “disinterested” shareholders approve such voting rights. Failure to obtain such approval exposes the owner to the risk of a forced sale of the shares to the issuer. Even if shareholder approval is obtained, the corporation is also subject to Subchapters 25I and J of the Pennsylvania Business Corporation Law of 1988. Subchapter 25I provides for a minimum severance payment to certain employees terminated within two years of the approval. Subchapter 25J prohibits the abrogation of certain labor contracts prior to their stated date of expiration.

Subchapter 25H of the Pennsylvania Business Corporation Law of 1988 (relating to disgorgement) applies in the event that (i) any person or group publicly discloses that the person or group may acquire control of the corporation or (ii) a person or group acquires (or publicly discloses an offer or intent to acquire) 20% or more of the voting power of the corporation and, in either case, sells shares within 18 months thereafter. Any profits from sales of equity securities of the corporation by the person or group during the 18-month period belong to the corporation if the securities that were sold were acquired during the 18-month period or within 24 months prior thereto.

In addition, the fiduciary duty standards applicable to the board of directors of Community under the Pennsylvania Business Corporation Law of 1988, and certain provisions of Community’s articles of incorporation and bylaws, discussed below, may have the effect of deterring or discouraging, among other things, a nonnegotiated tender or exchange offer for Community stock, a proxy contest for control of Community, the assumption of control of Community by a holder of a large block of Community’s stock and the removal of Community’s management.

Pennsylvania has adopted a “business combination” statute. Under this statute, a Pennsylvania corporation is generally prohibited from engaging in a business combination with an “interested shareholder” for a three-year period following the time when the shareholder became an interested shareholder, unless:

•	the board of directors approved the business combination or transaction before the shareholder became an interested shareholder;

•	upon becoming an interested shareholder, the interested shareholder owned at least 85% of the voting stock of the corporation (excluding shares held by certain affiliates of the corporation and shares owned by employee stock option plans in which the participants cannot determine confidentially whether or not the shares would be tendered in response to a tender or an exchange offer); or

•	the board of directors and the holders of at least two-thirds of the outstanding voting stock that is not owned by the interested shareholder vote to approve the transaction at a meeting.

Except as specified by law, an interested shareholder includes any person who is:

•	the owner of 15% or more of the outstanding voting stock of the corporation;

•	an affiliate or associate of the corporation and who was the owner of 15% or more of the outstanding voting stock of the corporation at any time within three years immediately prior to the relevant date; or

•	an affiliate or associate of any such person.

The statute permits a Pennsylvania corporation to opt out of the statute’s provisions by stating its intention to do so in the articles of incorporation or bylaws of the corporation. Neither Community nor PennRock has opted out of the statute.

Community Articles of Incorporation and Shareholder Rights Plan. Certain provisions of Community’s articles of incorporation may have an anti-takeover effect. For example, Community’s articles of incorporation authorize the Community board of directors, in its sole discretion, to oppose any offer, proposal or attempt by any corporation or other business entity, person or group to make any tender or other offer to acquire any of Community’s securities, merge or consolidate Community with or into another entity, purchase or otherwise acquire all or substantially all of Community’s assets or make any transaction similar in purpose or effect to any of the above. In considering whether to oppose, recommend or remain neutral with respect to any such offers, proposals or plans, the Community board of directors must evaluate what is in the best interests of Community, and may, but is not legally obligated to, consider any pertinent factors, including, but not limited to:

•	whether the offering price is adequate and acceptable based upon both the current market price of Community’s securities and the historical and present operating results or financial condition of Community;

•	whether a more favorable price to the shareholders may be obtained now or in the future;

•	the impact the offer would have on the employees, depositors, clients and customers of Community and its subsidiaries and the communities which they serve;

•	the present and historical financial position of the offeror, its reputation and related factors;

•	an analysis of the value of securities (if any) offered in exchange for Community’s securities; and

•	any anti-trust or other legal or regulatory issues raised by the offer.

One of the “anti-takeover” provisions in Community’s articles of incorporation is the authorization to issue additional shares of common and preferred stock. With respect to the preferred stock, the board of directors may authorize the issuance of such shares with such terms and conditions as it may establish without having to seek further approval of the shareholders, unless such issuance would trigger the shareholder approval requirements in

NASDAQ’s listing rules. As a general matter, the existence of unissued and unreserved shares of capital stock provides a board of directors with the ability to cause the issuance of shares of capital stock under circumstances that might prevent or render more difficult or costly the completion of a takeover by diluting the voting or other rights of any proposed acquiror, by creating a substantial voting block in institutional or other hands that might undertake to support the position of a board of directors, or by effecting an acquisition that might complicate or preclude a takeover.

Another provision of Community’s articles of incorporation that has an “anti-takeover” effect is the classification of Community’s board of directors into four classes (see, “Comparison of Shareholder Rights—Number and Election of Directors—Community,” on page 78).

Pursuant to Community’s articles of incorporation, a takeover of Community requires the approval of at least 75% of all shareholders who are entitled to vote, except that if at least two-thirds of Community’s directors recommend approval of a takeover, the necessary shareholder vote for approval is reduced to 66 2/3% of the votes which all shareholders are entitled to cast.

Finally, the shareholder rights plan that Community has adopted (see, “Description of Community’s Capital Stock—Shareholder Rights Plan,” on page 77 ) acts as an anti-takeover measure.

PennRock Articles of Incorporation. PennRock’s articles of incorporation may also have an anti-takeover effect. For example, the PennRock articles provide that the PennRock board of directors, in its sole discretion, may oppose, recommend or remain neutral with respect to any action, proposal, plan or attempt by any person, firm, corporation or other entity to make any tender or exchange offer for any equity security of PennRock, merge or consolidate PennRock or any of its subsidiaries with or into another corporation, purchase or otherwise acquire all or substantially all of the assets of PennRock or any of its subsidiaries, or any transaction or series of transactions similar in purpose, form or effect to any of the foregoing on the basis of its evaluation of what is in the best interests of PennRock and its shareholders. In evaluating such action, proposal, plan or attempt, the PennRock board of directors, in connection with determining what is in the best interests of PennRock and its shareholders, may, but is not legally obligated to, consider any pertinent factors, including, but not limited to:

•	whether the offering price is adequate and acceptable based upon both the current market price of PennRock’s securities, the historical, present and anticipated operating results or financial condition of PennRock, the value of the corporation in a freely negotiated transaction and the prospects and future value of PennRock as an independent entity;

•	the impact the offer would have on the employees, depositors, clients and customers of PennRock and its subsidiaries and the communities which they serve;

•	the reputation and business practices of the offeror and its management and affiliates, as they might affect the business of PennRock and its subsidiaries, the future value of PennRock’s securities and the customers, depositors and employees of PennRock and its subsidiaries;

•	any anti-trust or other legal or regulatory issues raised by the offer.

Another provision of PennRock’s articles of incorporation that has an “anti-takeover” effect is the classification of its board of directors into three classes (see, “Comparison of Shareholder Rights—Number and Election of Directors—PennRock,” on page 78).

Pursuant to PennRock’s articles of incorporation, a takeover of PennRock requires the approval of at least 85% of all shareholders who are entitled to vote, except that if at least a majority of PennRock’s directors recommend approval of a takeover, the necessary shareholder vote for approval is reduced to a majority of the votes which all shareholders are entitled to cast.

PennRock does not have a shareholder rights plan.

Federal Banking Law. Because Community and PennRock are bank holding companies, acquisition of control over the voting power or ownership of the common stock of the companies is subject to various regulatory approvals.

OTHER MATTERS TO BE CONSIDERED AT THE COMMUNITY ANNUAL MEETING

The Community shareholders meeting at which the merger will be considered will also be Community’s annual meeting of shareholders for 2005. This section of the document discusses the other proposals being presented to the shareholders for consideration and voting.

Community Proposal 2: Approval of an Amendment to Community’s Articles of Incorporation to Increase the Number of Shares of Common Stock Authorized for Issuance from 20,000,000 to 50,000,000

In order to have sufficient authorized but unissued shares reserved for issuance to PennRock shareholders in exchange for their shares of PennRock common stock, it is necessary to increase the number of shares of Community common stock authorized for issuance in Community’s articles of incorporation. Currently, Community’s articles authorize the issuance of 20,000,000 shares of common stock. As of March 15, 2005, there were 12,306,316 shares of Community common stock outstanding, and there were outstanding options to acquire another 1,046,451 shares. As of the same date, there were 7,700,820 shares of PennRock common stock outstanding and outstanding options to acquire another 224,878 shares. Based on the exchange ratio of 1.40 shares of Community common stock for every share of PennRock common stock outstanding or the subject of an option as of March 15, there is an insufficient number of shares authorized in Community’s articles to exchange for shares of PennRock common stock. The Community board has determined that increasing the number of authorized shares from 20,000,000 to 50,000,000 will both facilitate the completion of the merger and enable Community to consider other mergers or acquisitions in the future in which Community common stock would be used as the merger consideration. If Community shareholders do not approve this amendment to the Community articles of incorporation, Community will be unable to complete the merger with PennRock. The form of the articles of incorporation as amended to include the increase in number of authorized shares of common stock, is attached to this document as Annex B.

Therefore, the Community board of directors recommends that the Community shareholders vote FOR the amendment of the Community articles of incorporation to increase the number of shares of common stock authorized for issuance from 20,000,000 to 50,000,000.

Community Proposal 3: Election of Directors

The Community board of directors has nominated one director for election at its annual meeting to hold office until the next annual meeting at which his class of directors will be elected and the election of his successor. Assuming the merger receives all required approvals, after the merger the board of directors of Community will have fifteen members, consisting of nine directors from Community and six directors from PennRock, including Mr. Pankuch, as further described under “The Merger—Board of Directors After the Merger,” on page 55.

Mr. Thomas Miller, a director of Community or a predecessor institution since 1966, and Mr. Wayne Mummert, a director of Community or a predecessor institution since 1998, have expressed their intentions to retire from the board of directors if the merger is completed, in order to create vacancies needed to achieve the Community board composition provided for in the merger agreement. Mr. Samuel Cooper, currently a Class B director since 1992 whose term will expire the day before the 2005 annual meeting, has indicated that he does not intend to stand for re-election. Messrs. Thomas Long and Donald Miller, currently Class B directors since 1981 whose terms will expire the day before the 2005 annual meeting, will be unable to stand for re-election due to the provision in Community’s bylaws prohibiting a director who has reached the age of 75 from being re-elected upon the expiration of his term. The board of directors and management thank these gentlemen for their many years of valued service and contributions to Community.

Vote required

A plurality of the votes cast at a meeting at which a quorum is present is required for the election of directors, which means that since one director is being elected, the nominee receiving the most votes will be elected.

MANAGEMENT AND CORPORATE GOVERNANCE

Election of One Class B Director of Community

With respect to electing directors, Community’s bylaws provide as follows:

•	the board of directors will consist of not less than five nor more than 25 directors;

•	there will be four classes of directors, as nearly equal in number as possible;

•	each class will be elected for a term of four years; and

•	each class will be elected in a separate election, so that the term of office of one class of directors will expire in each year.

At the annual meeting, the Community board of directors will nominate Eddie L. Dunklebarger as a Class B director to serve until 2009. Although Community does not know of any reason why Mr. Dunklebarger might not be able to serve, the board will propose a substitute nominee if he is not available for election. The proxy holder named in the proxy card intends to vote for the election of Mr. Dunklebarger. Unless you indicate otherwise, your proxy will be voted in favor of the election of Mr. Dunklebarger. Mr. Dunklebarger is currently a director of Community. He is not a director of any other company with a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934. Mr. Dunklebarger is 51 years of age. He has been a member of Community’s board of directors and has served as president and chief executive officer of the company since 1998. In 2002, Mr. Dunklebarger became the chairman of the Community board. He has also served as president and chief executive officer of Community’s subsidiary bank since 1999.

The board of directors of Community unanimously recommends that Community shareholders vote “FOR” the election of Eddie L. Dunklebarger as a Class B director of Community.

Directors Continuing In Office

Class C Directors to continue in office until 2006.

Earl L. Mummert. Mr. Mummert, age 59, has been a director of Community since 1998. Since 1976, Mr. Mummert has been employed as a consulting actuary by Conrad Siegel, a company which provides a broad array of services to companies and employee benefit plans in Harrisburg, Pennsylvania.

Allen Shaffer. Mr. Shaffer, age 79, has been a director of Community and its predecessor since 1960. Mr. Shaffer is a partner in Shaffer & Engle Law Offices and has practiced law in Millersburg and Harrisburg, Pennsylvania since 1952.

Class D Directors to continue in office until 2007, except as noted below with respect to Messrs. Mummert and Taylor.

Wayne H. Mummert. Mr. Mummert, age 70, has been a director since 1998. Mr. Mummert has been a farmer since 1952 and from 1960 to 1991 was employed by the U. S. Postal Service. Mr. Mummert has indicated that he will resign his position as a director, if the Community and PennRock complete the merger, in order to create a vacancy that will enable the Community board to achieve the board composition provided for in the merger agreement. In the event that the merger is not consummated for any reason, Mr. Mummert will continue to serve as a Community director until 2007.

Scott J. Newkam. Mr. Newkam, age 54, has been a director since 2003. Since September 1999, Mr. Newkam has been the president and CEO of Hershey Entertainment & Resorts Company, a company which owns and operates resort and entertainment facilities in Hershey, Pennsylvania. From 1997 to September 1999, Mr. Newkam was executive vice president and chief operating officer of the company. Mr. Newkam has supervised and been actively involved in the preparation of financial statements.

Robert W. Rissinger. Mr. Rissinger, age 78, has been a director of Community and its predecessor since 1961. Since 1977, Mr. Rissinger has been the Secretary/Treasurer of Alvord-Polk, Inc., based in Millersburg, Pennsylvania, a company which manufactures cutting tools. Since 1978, he has also been a principal in and owner of Engle-Rissinger Auto Group, Inc., a retail vehicle sales business also based in Millersburg, Pennsylvania.

John W. Taylor, Jr. Mr. Taylor, age 74, has been a director of Community since 1998. Since 1980, Mr. Taylor has been president of Air Brake & Power Equipment Company, based in Pottsville, Pennsylvania, a company which distributes truck and industrial parts and equipment. Pursuant to Community’s bylaws, Mr. Taylor’s term of office will expire on the day before the 2006 annual meeting.

Class A Directors to Continue in Office until 2008, except as noted below with respect to Mr. Miller

Ronald E. Boyer. Mr. Boyer, age 67, has been a director of Community and its predecessor since 1981. Since 1977, Mr. Boyer has been the president of Alvord-Polk, Inc., based in Millersburg, Pennsylvania, a company which manufactures cutting tools.

Peter DeSoto. Mr. DeSoto, age 65, has been a director of Community and its predecessor since 1981. Since 1997, Mr. DeSoto has been the CEO of J. T. Walker Industries, Inc., parent of M.I. Home Products based in Elizabethville, Pennsylvania, a company which manufactures vinyl, aluminum and cellular composite windows and doors.

Thomas L. Miller. Mr. Miller, age 72, has been a director of Community and its predecessor since 1966. From 1967 to 1998, Mr. Miller was the president and CEO of the Bank and, from 1983 to 1998, president and CEO of Community. Mr. Miller retired his positions as president and CEO in 1998. Mr. Miller has indicated that if the merger agreement is completed, he will resign as a director in order to create a vacancy that will enable the Community board to achieve the board composition agreed upon in the merger agreement. If the merger is not consummated for any reason, Mr. Miller will continue to serve as a director of Community until 2008.

James A. Ulsh. Mr. Ulsh, age 58, has been a director of Community and its predecessor since 1977. Since 1973, Mr. Ulsh has been employed as an attorney with the Harrisburg, Pennsylvania law firm of Mette, Evans & Woodside.

Independence of Directors

The Board of Directors of Community has determined that all directors with the exception of Mr. Dunklebarger and Mr. Ulsh are independent as defined in the NASDAQ Marketplace Rules. Community’s independent directors meet in executive session at least two times annually. Meetings have been scheduled for May 31, 2005 and November 1, 2005.

Transactions with Officers and Directors

During 2004, the Bank had, and expects to have in the future, banking transactions in the ordinary course of business with directors and officers of Community and their associates on substantially the same terms, including interest rates and collateral on loans, as those prevailing at the time for comparable transactions with other persons. Management believes that these loans present no more than the normal risk of collectibility or other unfavorable features.

Allen Shaffer, a director of Community, is an attorney with offices in Harrisburg and Millersburg, Pennsylvania, who has been retained in the last fiscal year by Community and who Community proposes to retain in the current fiscal year. James A. Ulsh, a director of Community, is a shareholder/employee of the law firm of Mette, Evans & Woodside, Harrisburg, Pennsylvania, which Community has retained in the last fiscal year and proposes to retain in the current fiscal year. Earl L. Mummert, a director of Community, is an actuarial consultant with Conrad Siegel, a Harrisburg, Pennsylvania firm which provides actuarial services to Community.

Attendance at Annual Meeting

The board of directors has a policy that all of its directors must be present at Community’s annual meeting, absent extenuating circumstances. All Community directors were in attendance at the annual meeting of shareholders held May 4, 2004.

Meetings and Committees of the Board

The Board of Directors met six (6) times during 2004. All directors attended no fewer than 75% of the total number of meetings of the Board and committees on which he served, except Peter DeSoto who attended 73% of the meetings.

In addition to committees related specifically to Community’s banking business, the board has executive, audit, nominating and corporate governance and compensation committees. The executive committee reviews policies and other items to be presented to the board and acts on behalf of the board between scheduled board meetings as permitted by law. A majority of the members of the executive committee is independent, as defined in NASDAQ rules. The audit, nominating and compensation committees are described in more detail below.

Audit Committee

The members of the audit committee are Scott J. Newkam (Chairman), Ronald E. Boyer, Samuel E. Cooper, Earl L. Mummert and Wayne H. Mummert. The Committee met six times in 2004. The Board has adopted a charter for the Committee, which is attached to this document as Annex E. Each member of the committee is independent, as defined by the NASDAQ Marketplace Rules and applicable rules of the Securities and Exchange Commission. The Board has determined that Mr. Newkam is an audit committee financial expert, as defined by the Securities and Exchange Commission.

Report of the Audit Committee

The general functions performed by the audit committee include supervising and recommending to the board changes in audit procedures, recommending the hiring of outside auditors, reviewing the complete audit of the books and financial statements of Community and its subsidiaries, reviewing and making recommendations to the Board regarding the internal auditor’s report and the independent registered public accounting firm’s audit report, reviewing examination reports by state and federal banking regulators, and the monitoring of risks, which includes reviewing the adequacy of internal controls and assessing the extent to which audit recommendations have been implemented.

With respect to fiscal year 2004, the audit committee has reviewed and discussed the audited financial statements of Community with management. Additionally, the audit committee has discussed with the independent registered public accounting firm the matters to be required to be discussed by Statement on Auditing Standards No. 61, as may be modified or supplemented, has received the written disclosures and the letter from the independent registered public accounting firm required by Independence Standards Board Standard No. 1, Independence Discussions with Audit Committees, as may be modified or supplemented, and has discussed with the independent registered public accounting firm its independence. Based on these discussions, the audit committee has recommended to the Board of Directors of Community that the audited financial statements be included in Community’s Annual Report on Form 10-K.

By: Scott J. Newkam (Chair), Ronald E. Boyer, Samuel E. Cooper, Earl L. Mummert, and Wayne H. Mummert.

Nominating and Corporate Governance Committee

The Board has established a nominating and corporate governance committee, whose members are Robert W. Rissinger (Chair), Earl L. Mummert and Scott J. Newkam. Each member of the Committee is independent, as defined by the NASDAQ Marketplace Rules. The functions of the committee are to provide assistance to the Community board of directors in fulfilling its responsibility to the shareholders, potential shareholders and investment community by identifying individuals qualified to become directors and recommending that the Board of Directors select the candidates for all directorships to be filled by the board of directors or by the shareholders; developing and recommending to the Board a set of corporate governance principles applicable to Community and otherwise taking a leadership role in shaping the corporate governance of Community. A copy of the charter that the committee has adopted can be found under the investor relations section on Community’s website, at www.communitybanks.com. Before recommending candidates for election to the board, the committee will consider the candidate’s character, judgment, business experience, expertise and acumen, as well as any other criteria contained in the Community bylaws for membership on the Board. The committee met four times in 2004.

Process for Identifying and Evaluating Nominees for Director

The committee will utilize current board members, management and other appropriate sources to identify potential nominees. The committee will conduct any appropriate and necessary inquiries into the backgrounds and qualifications of possible candidates after considering the function and needs of the board of directors, and recommend nominees for approval by the Board of directors and stockholders. The committee’s process for the consideration of potential nominees will be the same for nominees identified by shareholders, as well as the other sources identified above.

The Committee will only recommend a candidate for nomination if the candidate possesses the following qualifications:

•	personal integrity and ethical character;

•	no interests that would materially impair his or her ability to exercise independent judgment or otherwise discharge the fiduciary duties owed as a director to Community and its shareholders;

•	able to represent fairly and equally all shareholders of Community without favoring or advancing any particular shareholder or other constituency of Community;

•	achievement in one or more fields of business, professional, governmental, communal, scientific or educational endeavor;

•	sound judgment, borne of management or policy-making experience (which may be as an advisor or consultant), that demonstrates an ability to function effectively in an oversight role; and

•	a general appreciation regarding major issues facing public companies of a size and operational scope similar to Community, including corporate governance concerns, regulatory obligations of Community, strategic business planning, competition in Community’s market and basic concepts of corporate finance.

The nominating and corporate governance committee will receive and consider nominee recommendations that shareholders address to the Secretary of Community at the address listed on page 2 of this proxy statement. If shareholders wish to nominate candidates for election at Community’s annual meeting of shareholders, however, they must comply with additional procedures contained in Community’s bylaws. To nominate someone at the annual meeting, a shareholder must deliver or mail a notice to the secretary of Community not less than 45 days prior to the date of the annual meeting. The notice must state your name and residence address and the number of shares of Community which you own. The notice must also contain the following information on each proposed nominee, if known:

•	the name, address and age of the nominee;

•	the principal occupation of the nominee;

•	the number of shares of Community common stock owned by the nominee; and

•	the total number of shares that will be voted for the nominee.

If Community shareholders do not follow this procedure, the chairman of the meeting will disregard a nomination made at the annual meeting, and the judges of election will disregard any votes cast for such nominees.

Compensation Committee

The members of the committee are Earl L. Mummert (Chair), Peter DeSoto, Donald L. Miller, Robert W. Rissinger and John W. Taylor, Jr. The committee met twice in 2004. The functions of the committee are to evaluate Community’s compensation policies and plans, review and evaluate the individual performance of executive officers, establish the compensation of the President/CEO and make recommendations on the compensation of the remaining named executive officers. Each of the members of the committee is independent, as defined in the NASDAQ Marketplace Rules. The report of the compensation committee appears in the section of this document titled “Compensation of Management,” on page 94.

Compensation Committee Interlocks and Insider Participation

None of the committee members has been an officer or employee of Community or any of its subsidiaries at any time. Earl L. Mummert is a consulting actuary with Conrad M. Siegel, Inc. which provides actuarial services for Community. As is the case with other board members, any indebtedness of the members of the compensation committee to Community’s bank subsidiary is on the same terms, including interest rate and collateral on loans, as those prevailing at the time of corporate transactions with others and does not involve more than the normal risk of collectibility or present other unfavorable features.

Shareholder Communications With The Board

Shareholders who wish to communicate directly with Community’s board may direct such communications in writing, via facsimile and/or letter to the Audit Committee Chair, c/o Community Banks, Inc., 750 East Park Drive, Harrisburg, PA 17111 (facsimile no. 717-920-1683). The Audit Committee Chair will convey any and all such communications to the full Board for consideration and review.

Executive Officers Of Community

In addition to Mr. Dunklebarger, the following individuals serve as executive officers of Community. The terms during which Messrs. Dunklebarger, Holt, Lawley, Leo and Seibert hold their positions are governed by the employment agreements that Community has entered into with each of them, which are more fully discussed in the Employment Agreements section beginning on page 95.

Donald F. Holt. Mr. Holt, age 48, is Community’s chief financial officer and executive vice president of finance, a position he has held since December 31, 2001. He was employed by Keystone Financial, Inc. as its senior vice president and controller from 1987-1998 and as executive vice president and chief financial officer from 1999-2000. During 2001, Mr. Holt served as vice president of finance and administration of the Pennsylvania Chamber of Business and Industry.

Robert W. Lawley. Mr. Lawley, age 50, is Community’s executive vice president of operations. He has been an executive vice president of Community since 1984.

Anthony N. Leo. Mr. Leo, age 44, is Community’s executive vice president of financial services and administration. He has been an executive vice president of Community since 1998.

Jeffrey M. Seibert. Mr. Seibert, age 45, is Community’s executive vice president of banking services. He has been an executive vice president of Community since 1998.

Code Of Ethics

Community has adopted a Code of Ethics that is applicable to Community’s chief executive officer, chief financial officer, principal accounting officer, and other designated senior officers and a code of conduct that is applicable to all employees and directors of Community. Copies of the code of ethics and code of conduct can be found under the corporate governance section of Community’s website at www.communitybanks.com.

COMPENSATION OF MANAGEMENT

EXECUTIVE OFFICERS

The following tables and reports apply to the compensation Community paid to the President/CEO and Community’s four other most highly compensated officers. These five individuals are referred to in this document as the “Named Executive Officers.”

The following Summary Compensation Table shows the annual salary and other compensation for the Named Executive Officers for the last three years.

Summary Compensation Table

		Annual Compensation(1)		Long Term Compensation Awards(2)
Name and Principal Position	Year	Salary ($)	Bonus($)	Securities Underlying Options/SARs (#)(3)	All Other Compensation ($)(4)
Eddie L. Dunklebarger President & CEO of Community and Community Banks	2004 2003 2002	350,000 325,000 300,000	175,000 161,500 218,900	30,000 25,200 26,460	127,506 58,383 57,162

Donald F. Holt Executive Vice President-Finance	2004 2003 2002	160,000 150,000 135,000	66,000 53,800 67,000	10,000 7,560 7,938	37,716 12,000 11,916

Robert W. Lawley Executive Vice-President/Operations	2004 2003 2002	160,000 150,000 137,080	66,000 53,800 73,000	10,000 7,560 7,938	58,379 27,266 28,824

Anthony N. Leo Executive Vice-President/Financial Services and Administration	2004 2003 2002	160,000 150,000 135,000	66,000 53,800 73,000	10,000 7,560 7,938	36,058 21,759 23,469

Jeffrey M. Seibert Executive Vice-President/Banking Services	2004 2003 2002	160,000 150,000 135,000	66,000 53,800 84,000	10,000 7,560 7,938	38,221 22,655 24,288

(1)	The total personal benefits provided by Community and its subsidiaries for any Named Executive Officer, individually, or all Named Executive Officers as a group did not exceed the lesser of $50,000 or 10% of the salary and bonus of the officer for any of the years shown. This does not include benefits that are available to all salaried officers, directors and employees on a non-discriminatory basis.

(2)	Community has not issued any restricted stock awards to any executive officer. Additionally, Community does not maintain any Long-Term Incentive Plan other than a stock option plan, and grants to Named Executive Officers pursuant to that plan are reported in the Stock Option Grant Table.
(3)	When appropriate, stock options shown above have been adjusted for subsequent stock dividends and stock splits.
(4)	“All other compensation” includes the following:

Mr. Dunklebarger—Director fees of $10,000 for 2004, $10,000 for 2003 and $5,400 for 2002; employer contributions to Community’s 401(k) Plan of $14,350 in 2004, $12,000 in 2003 and $18,000 in 2002; SERP accruals of $103,156 in 2004, $36,383 in 2003 and $33,762 in 2002.

Mr. Holt—Employer contributions to Community’s 401(k) Plan of $14,350 in 2004, $12,000 in 2003 and $11,916 in 2002; SERP accruals of $23,366 in 2004.

Mr. Lawley—Employer contributions to Community’s 401(k) Plan of $14,350 in 2004, $12,000 in 2003 and $14,587 in 2002; SERP accruals of $44,029 in 2004, $15,266 in 2003, and $14,237 in 2002.

Mr. Leo—Employer contributions to Community’s 401(k) Plan of $14,350 in 2004, $12,000 in 2003 and $14,413 in 2002; SERP accruals of $21,708 in 2004, $9,759 in 2003 and $9,056 in 2002.

Mr. Seibert—Employer contributions to Community’s 401(k) Plan of $14,350 in 2004, $12,000 in 2003 and $14,400 in 2002; SERP accruals of $23,871 in 2004, $10,655 in 2003, and $9,888 in 2002.

Stock Options

In 1998, the shareholders of Community adopted the Community Banks, Inc. Long-Term Incentive Plan. This plan allows Community to issue awards to key officers of Community. Awards may be made in the form of incentive stock options (ISOs), non-qualified stock options (NQSOs) and stock appreciation rights (SARs).

Incentive Stock Options

The Internal Revenue Code requires all ISOs to be granted at a price not less than 100% of the fair market value of Community common stock on the date the ISO is granted. ISOs are not transferable, except upon death by will or descent and distribution, and may not have a term of exercise longer than ten years. In addition, no ISO may be exercised for a period of at least six months after the ISO is granted.

The plan requires adjustment of the options to reflect changes in the number of outstanding shares caused by events such as the declaration and payment of a stock dividend. Consequently, the option price of and number of shares subject to all ISOs granted has been adjusted each time a stock dividend has been declared and paid.

Non-qualified Stock Options (NQSO)

NQSOs may or may not have a vesting schedule, depending on the terms of the grant as determined by the Committee administering the plan. Although tax treatment of ISOs and NQSOs may differ, the plan imposes the same general conditions and restrictions on NQSOs as it does on ISOs. These conditions are described above. To date, all NQSOs granted have an option price equal to the fair market value of Community common stock on the date the NQSO was granted.

Stock Option Grants

The following table shows:

•	the number of stock options granted to Named Executive Officers in 2004;

•	the percentage which the executive’s options bears in relation to the total options granted to all employees during the year;

•	the option price;

•	the expiration of the option; and

•	the potential realizable value of the options assuming certain rates of stock appreciation:

STOCK OPTION GRANTS IN LAST FISCAL YEAR

Individual Grants					Potential Realizable Value At Assumed Annual Rates Of Stock Price Appreciation For Option Term
(a)	(b)	(c)	(d)	(e)	(f)	(g)
Name	Number Of Securities Underlying Options Granted (#)	% Of Total Options Granted To Employees In Fiscal Year	Exercise Or Base Price ($/Sh)(1)	Expiration Date	5% ($)(2)	10% ($)(2)
Eddie L. Dunklebarger (CEO)	30,000	16.5	28.89	12/6/2014	545,063	1,381,297

Donald F. Holt	10,000	5.55	28.89	12/6/2014	181,687	460,432

Robert W. Lawley	10,000	5.55	28.89	12/6/2014	181,687	460,432

Anthony N. Leo	10,000	5.55	28.89	12/6/2014	181,687	460,432

Jeffrey M. Seibert	10,000	5.55	28.89	12/6/2014	181,687	460,432

(1)	Options were granted in December, 2004, each with an exercise price of $28.89 per share. The option prices in all events equal the fair market value of Community common stock on the date of the grant. The options granted in December, 2004 were for the year 2004.
(2)	Applicable Securities and Exchange Commission regulations require us to disclose the potential appreciation in options granted to executive officers, assuming annualized rates of stock price appreciation of 5% and 10% over the term of the option. Appreciation is determined as of the expiration date of the option. The figures shown above assume 5% and 10% rates of appreciation on an annual basis, with annual compounding of the appreciation rate, beginning with the original option price of $28.89.

Stock Option Exercises

The following table shows:

•	all options exercised by the Named Executive Officers during 2004;

•	the number of shares acquired on exercise;

•	the value realized by the Named Executive Officer upon exercise; and

•	the number of exercisable and un-exercisable options outstanding for each Named Executive Officer, and the value of those options, as of December 31, 2004:

Aggregated Option Exercises In Last Fiscal Year And Fiscal Year-End Option Values

(a)	(b)	(c)	(d)	(e)
Name	Shares Acquired On Exercise (#)	Value Realized($)	Number Of Securities Underlying Unexercised Options At FY-End (#) Exercisable/ Unexercisable(1)	Value Of Unexercised In-The- Money Options At FY-End($) Exercisable/ Unexercisable(1)(2)
Eddie L. Dunklebarger (CEO)	2,500	52,700	200,495 / 46,581	2,461,308 / 271,621

Donald F. Holt	0	0	10,498 / 14,763	22,543 / 33,817

Robert W. Lawley	3,800	70,604	40,889 / 19,556	405,942 / 86,007

Anthony N. Leo	0	0	40,562 / 19,556	398,442 / 86,007

Jeffrey M. Seibert	0	0	70,128 / 19,556	976,673 / 86,007

(1)	All options granted through December 31, 2004 are reported. Exercisable options are fully vested. Options which will vest in the future are reported as unexercisable.
(2)	The dollar values shown above were calculated by determining the difference between the closing trading price of Community common stock at December 31, 2004, which was $28.16 per share, and the option price of each option as of December 31, 2004.

Pension Plan

The Bank maintains a pension plan for certain individuals who were employed by Community Banks, N.A., a predecessor of Community’s subsidiary bank. Employees hired by Community Banks, N.A. prior to December 31, 1998 became participants in the pension plan on January 1 or July 1 after completing one year of service (12 continuous months and 1,000 hours worked) and reaching age 21. The cost of the pension is actuarially determined and paid by the bank. The amount of monthly pension is equal to 1.15% of average monthly pay, plus .60% of average monthly pay in excess of $650, multiplied by the number of years of service completed by an employee. The years of service for the additional portion are limited to a maximum of 37. Average monthly pay is based upon the five consecutive plan years of highest pay in the last ten years. The maximum amount of annual compensation used in determining retirement benefits is $205,000. A participant is eligible for early retirement after reaching age 60 and completing five years of service. The early retirement benefit is the actuarial equivalent of the pension accrued to the date of early retirement. As of December 31, 2004, the only Named Executive Officer who participates in the plan and who has been credited with years of service is Robert W. Lawley (twenty-nine years of service).

In 1999, the Board of directors amended the plan so that pension benefits will be offset by employer contributions to Community’s 401(k) Plan. Employees hired after December 31, 1998 are not eligible to participate in the pension plan. In 2003, the board of directors amended the plan so that all benefit accruals under the Plan shall cease as of December 31, 2003 and all participants will be 100% vested in their accrued benefit effective as of December 31, 2003. The amount shown on the following table assumes an annual retirement benefit for an employee who chose a straight life annuity and who will retire at age 65. These amounts are not yet offset for the employer contribution in the 401(k) Plan.

Pension Plan Table

	Years Of Service
Remuneration ($)	15	20	25	30	35
35,000	$8,486	$11,314	$14,143	$16,971	$19,800
55,000	$13,736	$18,314	$22,893	$27,471	$32,050
75,000	$18,986	$25,314	$31,643	$37,971	$44,300
95,000	$24,236	$32,314	$40,393	$48,471	$56,550
115,000	$29,486	$39,314	$49,143	$58,971	$68,800
135,000	$34,736	$46,314	$57,893	$69,471	$81,050
150,000	$38,673	$51,564	$64,455	$77,346	$90,237
175,000	$45,236	$60,314	$75,393	$90,471	$105,550
200,000 and above	$51,798	$69,064	$86,330	$103,596	$120,862

(a)	The compensation covered by the pension plan includes salary and bonus compensation, as reported under the heading “Annual Compensation” in the Summary Compensation Table on page 90.
(b)	Of the Named Executive Officers, only Mr. Lawley participates in the Pension Plan. As of December 31, 2004, Mr. Lawley had twenty-nine years of credited service under the Plan.
(c)	The estimated benefits shown in the table above were computed assuming that participants would elect to receive straight life annuity payments. The amounts shown on the above table do not take into account any offset amounts.

Board Compensation Committee Report On Executive Compensation

Through our executive compensation policy, we seek to achieve the following goals in determining compensation of our executive officers:

•	integrate compensation with Community’s annual and long-term performance goals;

•	reward exceptional performance;

•	recognize individual initiative and achievements;

•	attract and retain qualified executives;

•	provide compensation packages competitive with those offered by other similar bank holding companies and banks; and

•	encourage stock ownership by executive officers.

The compensation committee believes that compensation for Community’s executive officers can best be accomplished through a combination of techniques, including:

•	salary;

•	Community’s bonus program;

•	the Long-Term Incentive Plan; and

•	appropriate fringe benefits.

Community’s Bonus Program

Community maintains a bonus program for the executive officers of Community and its subsidiaries. Pursuant to this plan, a certain percentage of net income is placed in a bonus pool. Bonuses paid to the executive officers are determined by the compensation committee pursuant to guidelines established by the Committee. The guidelines are based upon the level of net income Community achieves during the year. The remainder of the bonus pool is distributed to other officers of Community or its subsidiaries. The compensation committee delegates to the Chief Executive Officer the distribution of the remainder of the bonus pool. In 2004, Eddie L. Dunklebarger, President and CEO, earned a bonus of $175,000. The total amount of bonuses earned by all Named Executive Officers, including the amount paid to Mr. Dunklebarger, was $439,000.

Long-Term Incentive Plan

In 1998, Community adopted a Long-Term Incentive Plan. Under the plan, Community can issue incentive stock options, stock appreciation rights, and non-qualified stock options. The compensation committee believes that stock ownership by management helps align management’s interests with the interests of the shareholders in enhancing and increasing the value of Community’s common stock. The compensation committee considers the same criteria in awarding stock options that it considers in making other compensation decisions.

Employment Agreements

On January 1, 2004, Community entered into employment agreements with our Named Executive Officers that replaced prior employment agreements. The agreements provide that the executives are employed for a period of three years beginning January 1, 2004. Upon each anniversary of the agreement, the employment automatically extends for an additional year (resulting in successive three-year terms) unless, no later than ninety days prior to the expiration date, either Community or the executive gives written notification to the other of an intent not to renew the employment agreement. In the event of a change of control in Community, the agreement automatically extends to a three-year term.

Community may terminate the agreement for cause or if the executive becomes permanently disabled. After a termination for one of those reasons, or if the executive terminates his employment without good reason, Community would be obligated to pay the executive the compensation that he had earned through the date of termination. The agreement also requires Community to pay the executive 120% of his salary for the remainder of the term of the agreement, in the event that the executive terminates his employment for certain reasons, such as a reassignment of duties, a reduction in compensation, Community’s breach of the agreement or the removal of the executive from his current position. If the executive terminates his employment as the result of a change of control, he is entitled to a lump-sum payment of an amount equal to three times the average of his salaries and bonuses in the three years preceding the termination. The executive and his family would also be entitled in that situation either to participate in the employee benefit plans of the successor company until he reaches the age of 65 or to be paid an amount that would enable the executive to purchase comparable benefits.

Pursuant to the agreements, each executive officer receives an annual salary, which is subject to increase as the compensation committee and the board of directors deem appropriate. Under the terms and conditions of the agreements, the executives are entitled to participate in Community’s executive bonus program, receive benefits under all of Community’s employment benefit plans and participate in Community’s existing stock option plan. The executives are also entitled to other benefits and perquisites as Community’s board of directors deems appropriate.

Executive Compensation

The compensation committee seeks to attract and retain qualified executive officers by offering compensation competitive with that offered by similar bank holding companies. The compensation committee considers objective and subjective criteria. Among other things, the Committee considers data from the SNL

Executive Compensation Review and data compiled by Human Resource Partners, which used a peer analysis of similarly sized Pennsylvania bank holding companies. The SNL Executive Compensation Review compares:

•	asset size;

•	return on assets;

•	the salaries of the chief executive officer and other executive officers;

•	return on average assets; and

•	return on average equity.

The compensation committee also considers the performance of Community’s common stock on the NASDAQ Stock Market, particularly compared with the performance of the stock of other comparable bank holding companies.

The compensation committee does not make its recommendations based solely on corporate performance. The Committee also considers subjective factors. However, the Committee considers peer group information and corporate performance to be significant factors in determining executive compensation.

Mr. Dunklebarger

For 2004, Mr. Dunklebarger received an annual salary of $350,000. He was also a participant in the Community Banks, Inc. Long Term Incentive Plan and Community’s Bonus Program. Mr. Dunklebarger earned a bonus of $175,000. Pursuant to Community’s Long Term Incentive Plan, Mr. Dunklebarger was awarded options to purchase 30,000 shares of Community’s common stock at an exercise price of $28.89 per share. These options, granted in December of 2004, were based on 2004 performance.

Other Executive Officers

With respect to the compensation of Community’s other executive officers, the compensation committee considers information provided by the Chief Executive Officer about each executive officer including:

•	level of individual performance;

•	contribution to the consolidated organization; and

•	salary history.

The Compensation committee also considers:

•	the earnings of Community on a consolidated basis;

•	the peer group compensation information discussed above;

•	individual performance factors; and

•	its subjective evaluation of the services provided by each executive officer.

You can see the compensation paid to Community’s other executive officers in the Summary Compensation Table on page 90 of this proxy statement.

This report is given by the Compensation committee, consisting of Earl L. Mummert (Chair), Peter DeSoto, Donald L. Miller, Robert W. Rissinger, and John W. Taylor, Jr.

Other Compensation Arrangements for Named Executive Officers

Community Banks, Inc. 401(k) Profit Sharing Plan

Employees are eligible to participate in Community’s 401(k) plan after they have completed three months of service and have reached their twenty-first birthday. The plan offers both immediate and future benefits to employees in the program. The plan was submitted to the Internal Revenue Service for favorable determination as a tax deferred retirement program.

Community allocates for participating accounts an annual amount based on Community’s earnings at the end of each calendar year. The amount allocated to an employee’s account is based on the relationship of the employee’s annual compensation to the total annual compensation paid by Community to all employees participating in the plan. Subject to limitations of the plan and the trustees under the plan, an employee can receive a percentage (to be determined in the discretion of the board of directors) of his or her annual compensation as a contribution to the plan account each year. The monies allocated to each employee’s account are held and invested by the trustee for the plan. Employees become fully vested in the plan after five years of service. Upon retirement, employees will be eligible to withdraw their vested interest in the plan according to the plan provisions. Should the participant become disabled or upon his or her death, the plan allows for other payment options. As a participant in the plan, the employee has the right to direct the investment of all of his or her funds. An employee may split his or her investment between two or more types of investments or instruct the administrator to place the entire amount in one investment account.

In order to allow participants the opportunity to increase their retirement income, each participant may, at the discretion of the administrator, elect to voluntarily contribute no less than 1% and no more than 70% (subject to certain maximum dollar limitations) of his or her total compensation earned while a participant under the plan. The amounts in each participant’s voluntary contribution account are fully vested at all times and are not subject to forfeiture for any reason. The normal retirement age under the plan is age 65.

Survivor Income Agreements

On June 1, 1994, Community Banks, N.A. entered into a Survivor Income Agreement with Robert W. Lawley. On February 5, 1999, The Peoples State Bank and Community entered into similar agreements with Eddie L. Dunklebarger, Anthony N. Leo and Jeffrey M. Seibert. On December 31, 2001, Community Banks, N.A. and The Peoples State Bank merged to form one bank named Community Banks, Community’s subsidiary bank. On August 29, 2002, Community Banks entered into a similar agreement with Donald F. Holt. For the purpose of describing the provisions of these agreements, Community Banks and its predecessors will each be referred to as the “Bank.”

In these agreements, the Bank promised to pay to each executive employee’s designated beneficiary a survivor income benefit. The survivor’s income benefit is payable only if the executive employee dies before terminating employment with the Bank and only to the extent that the Bank owns life insurance policies on the executive employee’s life at the time of his or her death.

The base death benefit is equal to the lesser of:

•	three times the executive employee’s base salary for the calendar year in which the executive’s death occurs; or

•	the amount of life insurance proceeds received by the Bank due to the executive’s death.

The base death benefit, however, will be increased by an amount equal to the death benefit multiplied by Community’s projected highest marginal federal income tax rate for the year in which the executive’s death occurs. The survivor’s income benefit will be paid in a lump sum within 60 days after the executive employee’s death. These agreements are funded by life insurance policies on each executive employee’s life.

The life insurance policies are owned by the Bank, and are in place of each executive employee’s participation in the Bank’s group life insurance plan. A split dollar insurance agreement goes into effect after the executive employee reaches the age of 65, as long he has completed ten (10) years of service. Pursuant to the terms of the split dollar agreement, the executive employee has the right to designate the beneficiary of the death proceeds of the policy to the extent the proceeds exceed the cash surrender value of the policy on the date before the executive employee’s death.

Supplemental Executive Retirement Plans

Community maintains Supplemental Executive Retirement Plans providing key man life insurance on the lives of certain executive employees. Pursuant to the plans, Community has purchased key man life insurance policies with death benefits payable to Community if an executive dies in the course of his employment with Community, in initial net amounts of:

•	$2,911,000 covering the life of Eddie L. Dunklebarger;

•	$1,076,000 covering the life of Donald F. Holt;

•	$3,124,000 covering the life of Robert W. Lawley;

•	$2,373,000 covering the life of Anthony N. Leo; and

•	$2,530,000 covering the life of Jeffrey M. Seibert.

The plans also provide salary continuation benefits for the executives pursuant to Salary Continuation Agreements entered into between Community and the executives. If the executive remains employed by Community until he reaches age 62, then the executive will be entitled to salary continuation for twenty years after retirement. Pursuant to their respective agreements, the following individuals are entitled to the following amounts:

•	Eddie L. Dunklebarger—$180,000 per year;

•	Donald F. Holt—$48,000 per year;

•	Robert W. Lawley—$80,000 per year;

•	Anthony N. Leo—$75,000 per year; and

•	Jeffrey M. Seibert—$75,000 per year.

If the executive’s employment with Community is terminated before age 62, the executive will receive reduced benefits at age 62 in accordance with accrual of benefits schedules set forth in the respective agreements. Benefits will not be paid if an executive’s employment is terminated for cause (as defined in the respective agreements). In the event of termination due to disability, Community may elect to pay the accrued benefit immediately in a lump sum, discounted to present value. In the event that an executive is terminated after a change in control but prior to age 62, the executive will receive at age 62 his accrued benefit, plus an additional benefit equal to three years additional accrual in the case of Mr. Dunklebarger, and two years additional accrual in the cases of Messrs. Holt, Leo, Seibert and Lawley. If the executive dies prior to or during the benefit payment period, normal retirement benefits will be payable to the executive’s beneficiaries beginning within one month after the executive’s death.

Directors and Senior Management Deferred Compensation Plan

On January 1, 2004, Community adopted the Community Banks, Inc. Directors and Senior Management Deferred Compensation Plan, effective January 1, 2004, to assist directors and executives in establishing a program to provide supplemental retirement benefits. This plan is a voluntary variable deferred compensation plan. The amount deferred from salary or bonus by Community’s chief executive officer and the four most highly compensated executives is included in the Summary Compensation Table under the Salary column, as having been earned in 2004.

DIRECTORS

Attendance Fees

In 2004, each Company director received a quarterly fee of $1,250. Each director who was not an executive officer also received $500 for each board and committee meeting attended. Members of the executive committee of Community’s board were also paid an annual retainer of $2,500. Directors of Community’s bank subsidiary (which include some of the directors of Community) receive the following additional fees:

•	$5,000 annual retainer; and

•	$400 fee for each board and committee meeting attended.

Directors’ Stock Option Plan

In 2000, the shareholders of Community approved the Directors’ Stock Option Plan. The purpose of the Directors’ Stock Option Plan is to attract and retain non-employee directors who have outstanding abilities. The plan enables the directors to purchase shares on terms which will give the directors a direct and continuing interest in the success of Community. The price of the options must equal at least the fair market value of Community shares on the date the options are granted. Directors may not exercise the options before the first anniversary of the option grant or a change of control in Community, whichever first occurs. The options will expire in ten years, unless they are exercised.

On December 6, 2004, Community granted options to all non-employee directors, except emeritus directors, to purchase 600 shares at a price of $28.89 per share. Each non-employee member of the executive committee of the board was awarded options to purchase an additional 300 shares, and each chairman of a board committee received options to purchase an additional 100 shares.

STOCK PERFORMANCE GRAPH

The following graph shows the yearly percentage change in Community’s cumulative total shareholder return on its common stock from December 31, 1999 to December 31, 2004 compared with the cumulative total return of the NASDAQ Stock Market (U.S. Companies), and a self-determined peer group consisting of twelve bank holding companies. The bank holding companies in the peer group are Bryn Mawr Bank Corp., Columbia Bancorp, Comm Bancorp, Inc., Community Bank System, Inc., Harleysville National Corp., KNBT Bancorp, Inc., Leesport Financial Corp., National Penn Bancshares, Inc., Omega Financial Corp., S & T Bancorp, Inc., Sandy Spring Bancorp, Inc., and Sterling Financial Corp. Community selected these companies because they conduct a community banking business in similar markets and they are similar to Community in asset size and market capitalization. Two of the companies that were in the peer group used in the stock performance graph in Community’s 2004 proxy statement have been deleted. PennRock was deleted because of the merger that is discussed in this document. Sun Bancorp, Inc. was deleted, because it has merged into another bank holding company, and the necessary stock price information is no longer available for it. In place of these two entities, Community has added Community Bank System, Inc., a $4.4 billion financial institution based in New York, and KNBT Bancorp, Inc., a $2.4 billion financial institution based in Bethlehem, Pennsylvania.

Comparison of Five-Year Cumulative Total Returns
Performance Graph for
Community Banks, Inc.

Produced on 01/27/2005 including data to 12/31/2004

$300
$200
$100
$0
216.0
210.9
53.8
12/31/1999
12/29/2000
12/31/2001
12/31/2002
12/31/2003
12/31/2004

Legend

Symbol	CRSP Total Returns Index for:	12/1999	12/2000	12/2001	12/2002	12/2003	12/2004
——— ■	Community Banks, Inc.	100.0	97.2	138.2	153.0	233.8	216.0
— — — ★	Nasdaq Stock Market (US Companies)	100.0	60.3	47.8	33.1	49.4	53.8
- - - - ▲	Self-Determined Peer Group	100.0	90.7	121.6	144.1	190.3	210.9

Notes:

A. The lines represent monthly index levels derived from compounded daily returns that include all dividends.
B. The indexes are reweighted daily, using the market capitalization on the previous trading day.
C. If the monthly interval, based on the fiscal year-end, is not a trading day, the preceding trading day is used.
D. The index level for all series was set to $100.0 on 12/31/1999.

Prepared by CRSP (www.crsp.unchicago.edu), Center for Research in Security Prices, Graduate School of Business. The University of Chicago. Used with permission. All rights reserved.

SECURITY OWNERSHIP BY MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table shows the number of shares of common stock owned by each of Community’s directors and Named Executive Officers and by the directors and Named Executive Officers as a group, as of March 15, 2005. Common stock is the only class of equity securities that is outstanding. No one owns more than 5% of Community’s common stock.

Name of Beneficial Owner and Position	Number of Shares Beneficially Owned(1)		Percentage of Outstanding Common Stock
Directors

Ronald E. Boyer	47,903	(2)	*
Samuel E. Cooper	8,124	(3)	*
Peter DeSoto	79,967	(4)	*
Eddie L. Dunklebarger, Chair, President and CEO	334,426	(5)	2.68
Thomas W. Long	21,567	(6)	*
Donald L. Miller	141,262	(7)	1.15
Thomas L. Miller	63,307	(8)	*
Earl L. Mummert	40,246	(9)	*
Wayne H. Mummert	89,154	(10)	*
Scott J. Newkam	1,207	(11)	*
Robert W. Rissinger	393,166	(12)	3.2
Allen Shaffer	163,966	(13)	1.33
John W. Taylor, Jr.	42,372	(14)	*
James A. Ulsh	31,417	(15)	*

Named Executive Officers (other than Mr. Dunklebarger)

Donald F. Holt, Executive Vice President and CFO	10,738	(16)	*
Robert W. Lawley, Executive Vice President	41,094	(17)	*
Anthony N. Leo, Executive Vice President	51,678	(18)	*
Jeffrey M. Seibert, Executive Vice President	105,422	(19)	*

Directors and Named Executive Officers as a group	1,654,975	(20)	13.01

*	Indicates less than one percent (1%).

Notes to Security Ownership Table

(1)	The securities “beneficially owned” by an individual are determined in accordance with the definition of “beneficial ownership” set forth in the regulations of the Securities and Exchange Commission. Accordingly, they may include securities owned by or for, among others, the wife and/or minor children of the individual and any other relative who has the same home as such individual, as well as other securities as to which the individual has or shares voting or investment power or has the right to acquire under outstanding stock options within 60 days after March 15, 2005. Beneficial ownership may be disclaimed as to certain of the securities.
(2)	Includes 12,041 shares owned by Alvord Polk, Inc., the stock of which is held 50% by Ronald Boyer and 50% by Robert Rissinger; 1,797 shares owned by Mr. Boyer’s wife, and stock options to acquire 4.855 shares.
(3)	Includes stock options to acquire 4,176 shares.
(4)	Includes 3,780 shares held in Mr. DeSoto’s IRA and stock options to acquire 5,170 shares.
(5)	Includes 13,926 shares held in Mr. Dunklebarger’s IRA; 4,828 shares held in an ESPP; 20,804 shares held in his 401K; 516 shares held by his wife; 17,977 shares held by his children; and stock options (ISOs and Non-Qualified Stock Options) to acquire 193,292 shares.
(6)	Includes 20,681 shares held in revocable trusts and stock options to acquire 630 shares.
(7)	Includes stock options to acquire 5,170 shares.

(8)	Includes 58,134 shares held in Revocable Trusts and stock options to acquire 5,170 shares.
(9)	Includes 28,116 shares held by Mr. Mummert’s IRA and stock options to acquire 6,163 shares.
(10)	Includes 21,005 shares held by Mr. Mummert’s wife and stock options to acquire 5,170 shares.
(11)	Includes stock options to acquire 945 shares.
(12)	Includes 12,041 shares owned by Alvord Polk, Inc., the stock of which is held 50% by Robert Rissinger and 50% by Ronald Boyer. Also includes 26,833 shares held by Engle Ford, Inc.; 114,972 shares held in Mr. Rissinger’s IRA; 69,674 shares held by Mr. Rissinger’s wife and stock options to acquire 6,163 shares.
(13)	Includes 88,434 shares owned by the Polk Foundation, of which Mr. Shaffer is chairman, and for which Mr. Shaffer holds voting and investment power; and stock options to acquire 5,170 shares.
(14)	Includes 1,388 shares held in Mr. Taylor’s IRA; 1,941 shares held by his wife; 213 shares held by his wife as custodian in Uniform Gift to Minor Act accounts for minor grandchildren; and stock options to acquire 5,170 shares.
(15)	Includes 3,914 shares held in Mr. Ulsh’s 401K, and stock options to acquire 5,170 shares.
(16)	Includes 3 shares held in Mr. Holt’s IRA and stock options to acquire 10,735 shares.
(17)	Includes 131 shares held in Mr. Lawley’s ESPP; 4 shares held in his 401K; 69 shares held by his children; and stock options to acquire 40,889 shares.
(18)	Includes 335 shares held by Mr. Leo’s ESPP; 9,872 shares held in his 401K; and stock options to acquire 40,562 shares.
(19)	Includes 12,036 shares held in Mr. Seibert’s IRA; 3,538 shares held in his ESPP; 9,197 shares held in his 40K; and stock options to acquire 67,184 shares.
(20)	Includes 363,108 shares that are indirectly held. The 12,041 shares held by Alvord Polk, Inc. are counted only once in this total, as Alvord Polk, Inc. is 50% owned by Robert W. Rissinger and 50% owned by Ronald E. Boyer. Thus, shares are indicated above as being beneficially owned by both Mr. and Mr. Boyer.

Section 16(a) Beneficial Ownership Reporting Compliance

Our directors and executive officers must file reports with the Securities and Exchange Commission indicating the number of shares of Community common stock they beneficially own and changes in their beneficial ownership. To the best of our knowledge, all such reports were filed on a timely basis, except for one late filing by Thomas L. Miller relating to an acquisition of two hundred shares by his spouse.

Relationship With Independent Certified Public Accountants

On June 4, 2003, Community dismissed its independent accountants, PricewaterhouseCoopers LLP, and appointed Beard Miller Company LLP as its new independent accountants, each effective immediately. The decisions to dismiss PricewaterhouseCoopers and to engage Beard Miller were approved by Community’s audit committee. PricewaterhouseCoopers’ report on the Company’s consolidated financial statements for 2002 and 2001 contained no adverse opinion or disclaimer of opinion or qualification as to uncertainty, audit scope or accounting principles. During the fiscal years 2002 and 2001 and interim periods, there were no disagreements or reportable events relating to any matter of accounting principles and practices, financial statements disclosure or auditing scope or procedure, which PricewaterhouseCoopers would have referred to in connection with its report if the disagreement had not been resolved to its satisfaction. Community acknowledges that disagreements required to be reported in response to the preceding sentence include both those resolved to PricewaterhouseCoopers’ satisfaction and those not resolved to PricewaterhouseCoopers’ satisfaction. Community further acknowledges that disagreements contemplated by this rule are those which occurred at the decision-making level, i.e., between Company personnel responsible for the presentation of its financial statements and PricewaterhouseCoopers personnel responsible for rendering its report. There have been no reportable events within the meaning of applicable Securities and Exchange Commission definitions.

The audit committee has engaged Beard Miller to act as Community’s auditor for 2005. A representative of Beard Miller is expected to be at the 2005 annual meeting and will have the opportunity to make a statement if he so desires and to respond to appropriate questions.

The Sarbanes Oxley Act of 2002 and the auditor independence rules of the United States Securities and Exchange Commission require all public accounting firms who audit public companies to obtain pre-approval from the companies’ audit committees in order to provide professional services without impairing independence. Before Beard Miller performs any services for Community, the audit committee is informed that such services are necessary and is advised of the estimated costs of such services. The audit committee then decides whether to approve Beard Miller’s performance of the services. In 2004, all services performed by Beard Miller were approved in advance pursuant to these procedures. The audit committee has determined that the performance by Beard Miller of tax services is compatible with maintaining that firm’s independence.

Beard Miller has previously issued engagement letters to or obtained formal approval from Community’s audit committee for certain services. These services are summarized below.

Fees Billed By Independent Certified Public Accountants

Community’s principal accountants billed the following fees in the last two fiscal years:

Year	Audit		Audit-Related		Tax		All Other Fees
	PricewaterhouseCoopers LLP
2003	$9,452		$21,985		$28,199		-0-

	Beard Miller Company LLP
2003	$115,967	(1)	$8,195	(2)	$425	(3)	-0-

2004	$139,990	(1)	$19,062	(2)	$10,713	(3)	-0-

(1)	Includes professional services rendered for the audit of Community’s annual financial statements and review of financial statements included in Forms 10-Q, FDICIA attestation, Sarbanes Oxley attestation and out-of-pocket expenses.
(2)	Includes separate audit reports on subsidiaries of Community and assistance on matters of accounting and due diligence related to proposed acquisitions.
(3)	Includes the review of state and federal tax returns and assistance with various tax matters.

Shareholder Proposals for the 2006 Annual Meeting of Shareholders

Under Community’s Bylaws, no shareholder proposals may be brought before an annual meeting of shareholders unless a proposal is specified in the notice of the meeting or is otherwise brought before the meeting by the board of directors or by a shareholder entitled to vote who has delivered notice to Community (containing information specified in the Bylaws) not less than 120 days prior to the anniversary of the mailing of the previous year’s proxy statement. These requirements are separate from and in addition to the Securities and Exchange Commission’s requirements that a shareholder must meet in order to have a shareholder proposal included in Community’s proxy statement. A shareholder wishing to submit a proposal for consideration at the 2006 annual meeting of shareholders, either under Securities and Exchange Commission Rule 14a-8, or otherwise, should do so no later than December 31, 2005.

If the corporate secretary of Community receives notice of a shareholder proposal that complies with the governing bylaw provision on or prior to the required date and if such proposal is properly presented at the 2006 annual meeting of shareholders, the proxies appointed by Community may exercise discretionary authority in voting on such proposal if, in Community’s proxy statement for such meeting, Community advises shareholders of the nature of such proposal and how the proxies appointed by Community intend to vote on such proposal, unless the shareholder submitting the proposal satisfies certain Securities and Exchange Commission requirements, including the mailing of a separate proxy statement to Community’s shareholders.

The presiding officer of the meeting may refuse to permit any proposal to be made at an annual meeting by a shareholder who has not complied with all of the governing bylaw procedures, including receipt of the required notice by the corporate secretary for Community by the date specified. If a shareholder proposal is received by Community after the required notice date but the presiding officer of the meeting nevertheless permits such proposal to be made at the 2006 annual meeting of shareholders, the proxies appointed by Community may exercise discretionary authority when voting on such proposal.

If the date of our next annual meeting is advanced or delayed by more than 30 days from May 31, 2006, we will promptly inform you of the change of the annual meeting and the date by which shareholder proposals must be received.

Form 10-K Annual Report

Community’s Annual Report on Form 10-K for the year ended December 31, 2004 is being sent with this proxy statement to Community shareholders.

Only one Annual Report on Form 10-K and proxy statement is being delivered to Community shareholders sharing an address unless we have received contrary instructions from one or more of the shareholders. We will deliver promptly, upon written or oral request, a separate copy of the Annual Report on Form 10-K and proxy statement to a Community shareholder at a shared address to which single copies were sent. A Community shareholder can make a request by calling Donald F. Holt, Executive Vice President and CFO at 717-920-1698, or by mailing a request to the above address. If Community shareholders sharing an address are currently receiving more than one annual report or proxy statement, they can request that Community send only one copy by calling Mr. Holt or mailing a request to the above address. For information on how PennRock shareholders may obtain a copy of Community’s Annual Report on Form 10-K, see “Where You Find More Information,” on page 106.

Community Proposal 4 and PennRock Proposal 2: Adjournment of the Meeting

If either Community or PennRock does not have sufficient votes for a quorum or to approve the merger agreement at the annual meeting of Community shareholders or the special meeting of PennRock shareholders, we intend to adjourn the meeting to permit further solicitation of proxies. We can only use proxies received by the time of the meeting to vote for adjournment, if necessary, by submitting the question of adjournment to you as a separate matter for consideration.

The Community and PennRock boards of directors recommend that you vote your proxy in favor of the adjournment proposal so that your proxy may be used to vote for an adjournment if necessary. If you properly executed your proxy, we will consider that you voted in favor of the adjournment proposal unless your proxy indicates otherwise. However, no proxy with instructions to vote against the merger agreement will be voted in favor of the adjournment of the special meeting. If we adjourn the annual or special meeting, as the case may be, (1) we will give notice of the time and place of the adjourned meeting by an announcement of such time and place at the special meeting and by press release or other similar public announcement and (2) we expect that the adjourned meeting will be held at such time as will permit us to complete the transaction prior to August 31, 2005.

EXPERTS

The consolidated financial statements of Community as of December 31, 2004 and 2003 and for each of the two years in the period ended December 31, 2004 and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Report on Internal Control over Financial Reporting) as of December 31, 2004 incorporated in this document by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the reports of Beard Miller Company LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Community for the year ended December 31, 2002 incorporated in this document by reference to the Annual Report on Form 10-K for the year ended December 31, 2004 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated 2004 financial statements of PennRock included in PennRock’s Annual Report on Form 10-K for the year ended December 31, 2004, have been audited by Crowe Chizek and Company LLC, independent registered public accounting firm, as set forth in its report thereon included in PennRock’s Annual Report and incorporated by reference into this document. The consolidated 2002 and 2003 financial statements of PennRock included in PennRock’s Annual Report on Form 10-K for the year ended December 31, 2004, have been audited by Simon Lever LLP, independent registered public accounting firm, as set forth in its report thereon included in PennRock’s Annual Report and incorporated by reference into this document. Such consolidated financial statements are incorporated by reference into this document in reliance upon such reports given on the authority of such firms as experts in accounting and auditing.

LEGAL MATTERS

Mette, Evans & Woodside will deliver to Community an opinion regarding the legality of the shares of Community common stock to be issued in connection with the merger and certain federal income tax consequences of the merger. As of April 22, 2005, Mette, Evans & Woodside and its attorneys owned an aggregate of approximately 33,782 shares of Community common stock. James A. Ulsh, a shareholder and employee of Mette, Evans & Woodside, is a director of Community.

Stevens & Lee P.C. will deliver to PennRock an opinion regarding certain federal income tax consequences of the transaction. As of April 22, 2005, Stevens & Lee P.C. and its attorneys owned an aggregate of approximately 1,500 shares of PennRock common stock.

OTHER MATTERS

As of the date of this document, the Community and PennRock boards of directors know of no matters which will be presented for consideration at their respective shareholder meetings other than matters described in this document. However, if any other matters shall come before the meetings or any adjournments, the forms of proxy will confer discretionary authority to the individuals named as proxies to vote the shares represented by the proxy on any such matters.

WHERE YOU CAN FIND MORE INFORMATION

Community and PennRock are subject to the information requirements of the Securities Act of 1934 and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You can also obtain copies of the documents we file at prescribed rates by writing to the Public Reference Section of the Securities and Exchange Commission at 450 Fifth Street, N.W., Washington, D.C. 20549. You may also read and copy any document we file at the Securities and Exchange Commission’s public reference facilities at 450 Fifth Street, N.W., Washington, D.C., 20549 and at the Securities and Exchange Commission’s Regional Offices in Chicago (Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661). Please call the Securities and Exchange Commission at 1-800-SEC-0330 for further information on the public reference rooms. Our Securities and Exchange Commission filings are also available to the public at the Securities and Exchange Commission’s website at http://www.sec.gov.

Community has filed a registration statement on Form S-4 (No. 333-123765) under the Securities Act with the Securities and Exchange Commission with respect to Community’s common stock to be issued in the merger. This document is part of that registration statement and constitutes the prospectus of Community in addition to being a proxy statement of Community for the annual meeting and of PennRock for the special meeting. This document does not contain all of the information set forth in the registration statement because certain parts of the registration statement are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. The registration statement and its exhibits are available for inspection and copying as set forth above.

INCORPORATION BY REFERENCE

The Securities and Exchange Commission allows us to “incorporate by reference” into this document documents filed with the Securities and Exchange Commission by Community and PennRock. This means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this document, and later information that we file with the Securities and Exchange Commission will update and supersede that information. We incorporate by reference the documents listed below and any documents filed by Community or PennRock under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 after the date of this document and before the date of our meetings:

Community Filings (SEC File No. 0-15786)	Date of Filing with Securities and Exchange Commission
• Annual Report on Form 10-K for year ended December 31, 2004	• March 9, 2005

• Current Reports on Form 8-K	• January 19, 2005, February 9, 2005 and April 18, 2005

• The description of Community’s common stock contained in Community’s registration statement on Form 8-A	• May 13, 2002

PennRock Filings (SEC File No. 0-15040)

• Annual Report on Form 10-K for year ended December 31, 2004	• March 16, 2005

• Form 10-K/A	• April 13, 2005

• Current Reports on Form 8-K	• February 9, 2005, March 8, 2005 and April 19, 2005

We may have sent you some of the documents incorporated by reference, but you can obtain any of them through us or the Securities and Exchange Commission. Documents incorporated by reference are available from us without charge, excluding all exhibits unless we have specifically incorporated by reference an exhibit in this document. You may request a copy of the documents incorporated by reference into this document. In order to ensure timely delivery of such documents, any request should be made by May 10, 2005. Requests for documents should be directed to:

if you are a Community shareholder:	if you are a PennRock shareholder:

Shareholder Relations	Investor Relations
Community Banks, Inc.	PennRock Financial Services Corp.
750 East Park Drive	1060 Main Street
Harrisburg, PA 17111	P.O. Box 580
(717) 920-1698	Blue Ball, PA 17506
Telephone: (717) 354-4541

Any statement contained in a document that is incorporated by reference will be deemed to be modified or superseded for all purposes to the extent that a statement contained in this document (or in any other document that is subsequently filed with the Securities and Exchange Commission and incorporated by reference) modifies or is contrary to that previous statement. All information contained or incorporated by reference in this document relating to Community and its subsidiaries has been supplied by Community. All information contained or incorporated by reference in this proxy statement/prospectus relating to PennRock and its subsidiaries has been supplied by PennRock.

AGREEMENT

by and between

COMMUNITY BANKS, INC.

and

PENNROCK FINANCIAL SERVICES CORP.

i

ii

EXHIBITS:

Exhibit 1	—	Form of Letter Agreement
Exhibit 1.03	—	Form of Bank Plan of Merger

SCHEDULES:

PRFS Schedule 3.01(d)	—	Subsidiaries
PRFS Schedule 3.02(b)	—	Equity Interests
PRFS Schedule 3.03(b)	—	Interests in Properties
PRFS Schedule 3.04	—	Third Party Consents
PRFS Schedule 3.05(b)	—	Liabilities and Obligations
PRFS Schedule 3.08(a)	—	Employment Agreements and Material Contracts
PRFS Schedule 3.09(a)	—	Title to Properties
PRFS Schedule 3.10	—	Legal Proceedings
PRFS Schedule 3.11(c)	—	Regulatory Investigations
PRFS Schedule 3.11(d)	—	Regulatory Agreements
PRFS Schedule 3.11(f)	—	Unresolved Matters re: Regulatory Agreements
PRFS Schedule 3.12(a)	—	ERISA
PRFS Schedule 3.12(f)	—	Services Performed under ERISA
PRFS Schedule 3.14(a)	—	Environmental Matters
PRFS Schedule 3.19	—	Related Party Transactions
PRFS Schedule 5.01(c)	—	Accelerated Payments
PRFS Schedule 5.01(e)	—	New Branch Offices
PRFS Schedule 5.01(p)	—	Expenditures
CMTY Schedule 4.01(d)	—	Subsidiaries
CMTY Schedule 4.08	—	Contracts
CMTY Schedule 4.09	—	Titles to Properties
CMTY Schedule 4.11	—	Legal Proceedings
CMTY Schedule 4.13	—	ERISA
CMTY Schedule 4.15	—	Environmental Matters and Real Estate
CMTY Schedule 4.21	—	Related Party Transactions

iii

AGREEMENT

THIS AGREEMENT, dated as of November 16, 2004 (“Agreement”), is made by and between COMMUNITY BANKS, INC., a Pennsylvania corporation (“CMTY”), and PENNROCK FINANCIAL SERVICES CORP., a Pennsylvania corporation (“PRFS”).

BACKGROUND

A. CMTY owns directly all of the outstanding capital stock of Community Banks, a bank and trust company chartered by the Commonwealth of Pennsylvania (“Community Banks”).

B. PRFS owns directly all of the outstanding capital stock of Blue Ball National Bank, a national banking association (“Blue Ball”).

C. CMTY and PRFS desire for PRFS to merge with and into CMTY, with CMTY surviving such merger, in accordance with the applicable laws of the Commonwealth of Pennsylvania and this Agreement. Promptly thereafter, CMTY desires to merge Blue Ball with and into Community Banks, with Community Banks surviving such merger as a wholly-owned subsidiary of CMTY, in accordance with the applicable laws of the United States and the Commonwealth of Pennsylvania and the terms of this Agreement.

D. As a condition and inducement to CMTY to enter into this Agreement, the directors of PRFS are each concurrently executing a Letter Agreement in the form attached hereto as Exhibit 1 (the “Letter Agreement”).

E. Each of the parties, by signing this Agreement, adopts it as a plan of reorganization as defined in IRC Section 368(a), and intends the Merger to be a reorganization as defined in IRC Section 368(a).

F. CMTY and PRFS desire to provide the terms and conditions governing the transactions contemplated herein.

NOW THEREFORE, in consideration of the premises and of the mutual covenants, agreements, representations and warranties herein contained, the parties hereto, intending to be legally bound do, hereby agree as follows:

ARTICLE I—GENERAL

1.01 Definitions. As used in this Agreement, the following terms shall have the indicated meanings (such meanings to be equally applicable to both the singular and plural forms of the terms defined):

“Acquisition Proposal” has the meaning given to that term in Section 5.05 of this Agreement.

“Acquisition Transaction” shall mean one of the following transactions with a party other than CMTY or an affiliate of CMTY: (i) a merger or consolidation, or any similar transaction, involving PRFS or Blue Ball, (ii) a purchase, lease or other acquisition of all or a substantial portion of the assets or liabilities of PRFS or Blue Ball or (iii) a purchase or other acquisition (including by way of share exchange, tender offer, exchange offer or otherwise) of 24.9% or more of any class or series of equity securities of PRFS or Blue Ball.

“Acquisition Transaction Notice” has the meaning given to that term in Section 7.01(e) of this Agreement.

“Adjusted PRFS Option” has the meaning given to that term in Section 2.06(a) of this Agreement.

“Affiliate” means, with respect to any corporation, any person that directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such corporation and, without limiting the generality of the foregoing, includes any executive officer, director or 10% equity owner of such corporation.

“Agreement” means this Agreement, including any amendment or supplement hereto.

“Application” means an application for regulatory approval which is required by the Contemplated Transactions.

“Articles Amendment” means the amendment of the CMTY Articles of Incorporation to increase the number of authorized shares of common stock that may be issued by CMTY to 50,000,000 shares.

“Articles of Merger” mean the articles of merger to be executed by CMTY and PRFS and to be filed in the PDS in accordance with the applicable laws of the Commonwealth of Pennsylvania.

“Bank Merger” means the merger of Blue Ball with and into Community Banks, with Community Banks surviving such merger, contemplated by Section 1.03 of this Agreement.

“Bank Plan of Merger” has the meaning given to that term in Section 1.03 of this Agreement.

“Banking Code” means the Pennsylvania Banking Code of 1965, as amended.

“BCL” means the Pennsylvania Business Corporation Law of 1988, as amended.

“BHC Act” means the Bank Holding Company Act of 1956, as amended.

“Blue Ball” means the Blue Ball National Bank, a national banking association, all the outstanding capital stock of which is owned by PRFS.

“Blue Ball Designees” has the meaning given to that term in Section 1.02(e)(iii) of this Agreement.

“Blue Ball Division” has the meaning given to that term in Section 5.07(c)(iv)(A) of this Agreement.

“Blue Ball Qualified Plans” has the meaning given to that term in Section 5.07(c)(ii)(C) of this Agreement.

“Break-Up Fee” has the meaning given to that term in Section 8.01(d) of this Agreement.

“Business Day” means any day other than (i) a Saturday or Sunday or (ii) a day on which Community Banks is authorized or obligated by law or executive order to close.

“Cash Consideration” has the meaning given to that term in Section 2.04 of this Agreement.

“CERCLA” has the meaning given to that term in Section 3.14(b) of this Agreement.

“Closing” has the meaning given to that term in Section 1.02(a) of this Agreement.

“Closing Date” means the date mutually agreed to by the parties as soon as practicable after the last condition precedent provided in this Agreement (other than those conditions which are to be fulfilled at the Closing) has been fulfilled or waived.

“CMTY” means Community Banks, Inc., a Pennsylvania corporation.

“CMTY Benefit Plans” has the meaning given to that term in Section 4.13(a) of this Agreement.

“CMTY Certificate” has the meaning given to that term in Section 2.07(c) of this Agreement.

“CMTY Common Stock” means the shares of common stock of CMTY, with such par value as is set forth in CMTY’s Articles of Incorporation.

“CMTY Disclosure Schedules” means, collectively, the disclosure schedules delivered by CMTY to PRFS at or prior to the execution and delivery of this Agreement.

“CMTY ERISA Affiliate” has the meaning given to that term in Section 4.13(a) of this Agreement.

“CMTY Financials” means (a) the audited consolidated financial statements of CMTY as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003, including the notes thereto and (b) the unaudited interim consolidated financial statements of CMTY for each calendar quarter after December 31, 2003.

“CMTY Market Value” means, as of any date, the average of the closing sales price of a share of CMTY Common Stock, as reported on Nasdaq, for the ten (10) consecutive trading days ending on the trading day preceding the date as of which the CMTY Market Value is determined.

“CMTY Ratio” has the meaning given to that term in Section 7.01(f)(ii)(A) of this Agreement.

“CMTY Shareholders Meeting” means the meeting of the holders of CMTY Common Stock concerning the Merger pursuant to the Joint Prospectus/Proxy Statement.

“CMTY Subsidiary” means each direct and indirect Subsidiary of CMTY and Community Banks.

“Common Stock Consideration” has the meaning given to that term in Section 2.02 of this Agreement.

“Comparable Employment” has the meaning given to that term in Section 5.07(c)(i)(A) of this Agreement.

“Confidentiality Agreement” means the confidentiality agreement, dated October 18, 2004, between CMTY and PRFS.

“Contemplated Transactions” means all of the transactions contemplated by this Agreement, including: (a) the merger of PRFS with and into CMTY, with CMTY surviving such merger; (b) the merger of Blue Ball with and into Community Banks, with Community Banks surviving such merger as a wholly-owned subsidiary of CMTY; (c) the performance by CMTY and PRFS of their respective covenants and obligations under this Agreement; and (d) the performance by Community Banks and Blue Ball of their respective covenants and obligations under the Bank Plan of Merger.

“CRA” means the Community Reinvestment Act of 1977, as amended, and the rules and regulations promulgated from time to time thereunder.

“D&O Insurance” has the meaning given to that term in Section 5.07(c)(v)(C)(1) of this Agreement.

“Determination Date” has the meaning given to that term in Section 7.01(f) of this Agreement.

“Effective Date” means the date upon which the Articles of Merger shall be filed in the PDS and shall be the same as the Closing Date or as soon thereafter as is practicable.

“EIC Plan” has the meaning given to that term in Section 5.01(d)(iii) of this Agreement.

“Eligible PRFS Employee” has the meaning given to that term in Section 5.07(c)(i)(C) of this Agreement.

“Environmental Law” means any federal, state or local law, statute, ordinance, rule, regulation, code, license, permit, authorization, approval, consent, order, judgment, decree, injunction or agreement with any Regulatory Authority relating to (i) the protection, preservation or restoration of the environment, including, without limitation, air, water vapor, surface water, groundwater, drinking water supply, surface soil, subsurface soil, plant and animal life or any other natural resource, and/or (ii) the use, storage, recycling, treatment, generation, transportation, processing, handling, labeling, production, release or disposal of any substance presently listed, defined, designated or classified as hazardous, toxic, radioactive or dangerous, or otherwise regulated for the protection of human health, safety or the environment, whether by type or by quantity, including any material containing any such substance as a component.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated from time to time thereunder.

“Exchange Agent” means the agent designated by CMTY (as soon as practicable following execution of this Agreement) to act as the exchange agent for purposes of conducting exchange procedure described in Section 2.07.

“Exchange Fund” has the meaning given to that term in Section 2.07(a) of this Agreement.

“Exchange Ratio” means the exchange ratio set forth in Section 2.02.

“Executives” has the meaning given to that term in Section 5.01(d)(3).

“Expenses” has the meaning given to that term in Section 8.01(b) of this Agreement.

“FDIC” means the Federal Deposit Insurance Corporation.

“FHLB” means the Federal Home Loan Bank.

“FRB” means the Board of Governors of the Federal Reserve System.

“Full Term” has the meaning given to that term in Section 1.02(e)(i) of this Agreement.

“GAAP” means accounting principles generally accepted in the United States.

“Griffin” has the meaning given to that term in Section 3.13 of this Agreement.

“Indemnified Party” has the meaning given to that term in Section 5.07(c)(v)(A) of this Agreement.

“Index Price” has the meaning given to that term in Section 7.01(f) of this Agreement.

“IRC” means the Internal Revenue Code of 1986, as amended, and the regulations promulgated thereunder.

“IRS” means the Internal Revenue Service.

“Joint Prospectus/Proxy Statement” means the prospectus/proxy statement, together with any supplements thereto, to be sent to holders of CMTY Common Stock and PRFS Common Stock in connection with the Contemplated Transactions.

“Knowledge of CMTY” means the actual knowledge of CMTY’s executive officers and directors.

“Knowledge of PRFS” means the actual knowledge of PRFS’s executive officers and directors.

“Letter Agreement” has the meaning given to that term in the Background Section of this Agreement.

“Material Adverse Effect” means a material adverse effect on (a) the business, financial condition or results of operations of PRFS on a consolidated basis (when such term is used in Article III hereof) or CMTY on a consolidated basis (when such term is used in Article IV hereof) other than, in each case, any change, circumstance or effect relating to (i) any change in the value of the respective assets and liabilities of CMTY or PRFS resulting from a change in interest rates generally, (ii) any change occurring after the date hereof in any federal or state law, rule or regulation or in GAAP, which change affects banking institutions generally, including any change affecting the Bank Insurance Fund, (iii) changes in general economic (except in the context of determining a Material Adverse Effect for purposes of asset quality), legal, regulatory or political conditions affecting banking institutions generally, (iv) reasonable expenses (including reasonable legal fees, costs and expenses relating to any litigation arising as a result of the Contemplated Transactions) incurred in connection with this Agreement and the transactions contemplated hereby, (v) actions or omissions of a party (or any of its Subsidiaries) taken pursuant to the terms of this Agreement with the prior written consent of the other party in contemplation of the transactions contemplated hereby (including without limitation any actions taken by PRFS pursuant to Section 5.07 of this Agreement), and (vi) any effect with respect to a party hereto caused, in whole or in substantial part, by the other party, or (b) the ability of a party to consummate the Contemplated Transactions.

“Material Contract” means a material contract as described in 17 C.F.R. §229.601(b)(10).

“Maximum Amount” has the meaning given to that term in Section 5.07(c)(v)(C) of this Agreement.

“Merger” means the merger of PRFS with and into CMTY, contemplated by this Agreement.

“Merger Consideration” means Cash Consideration and Common Stock Consideration.

“NASD” means the National Association of Securities Dealers, Inc.

“Nasdaq” means the National Market tier of The Nasdaq Stock Market operated by the NASD.

“OCC” means the Office of the Comptroller of the Currency.

“PDB” means the Department of Banking of the Commonwealth of Pennsylvania.

“PDS” means the Department of State of the Commonwealth of Pennsylvania.

“Peer Group” has the meaning given to that term in Section 7.01(f) of this Agreement.

“PRFS” means PennRock Financial Services Corp., a Pennsylvania corporation.

“PRFS Benefit Plans” has the meaning given to that term in Section 3.12(a) of this Agreement.

“PRFS Certificate” has the meaning given to that term in Section 2.07(b) of this Agreement.

“PRFS Common Stock” has the meaning given to that term in Section 3.02(a) of this Agreement.

“PRFS Disclosure Schedules” means, collectively, the disclosure schedules delivered by PRFS to CMTY at or prior to the execution and delivery of this Agreement.

“PRFS ERISA Affiliate” has the meaning given to that term in Section 3.12(a) of this Agreement.

“PRFS Financials” means (a) the audited consolidated financial statements of PRFS as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003, including the notes thereto, and (b) the unaudited interim consolidated financial statements of PRFS for each calendar quarter after December 31, 2003.

“PRFS Nominees” has the meaning given to that term in Section 1.02(e)(i) of this Agreement.

“PRFS Option” has the meaning given to that term in Section 2.06(a) of this Agreement.

“PRFS Option Plans” means the Omnibus Stock Plan of 1992, the Stock Incentive Plan of 2002 and the Blue Ball National Bank Employee Stock Purchase Plan maintained by PRFS.

“PRFS Shareholders Meeting” has the meaning given to that term in Section 5.07(a)(i) of this Agreement.

“PRFS Subsidiary” means each direct and indirect Subsidiary of PRFS and of Blue Ball.

“Prior Acts” has the meaning given to that term in Section 5.07(c)(v)(A) of this Agreement.

“Quarterly Per Share Dividend Amount” has the meaning given to that term in Section 5.01(b)(ii) of this Agreement.

“Registration Statement” means the registration statement on Form S-4, including any pre-effective or post-effective amendments or supplements thereto, as filed with the SEC under the Securities Act with respect to the CMTY Common Stock to be issued in connection with the Contemplated Transactions.

“Regulatory Agreement” has the meaning given to that term in Sections 3.11(d)(iv) and 4.12(d)(iv) of this Agreement.

“Regulatory Authority” means any agency or department of any federal, state or local government or of any self-regulatory organization, including without limitation the SEC, the PDB, the FRB, the OCC, the FDIC, the NASD, and the respective staffs thereof.

“Required Meeting Notice” has the meaning given to that term in Section 7.01(e) of this Agreement.

“Rights” means warrants, options, rights, convertible securities and other capital stock equivalents which obligate an entity to issue its securities.

“Rights Agreement” means the rights agreement dated February 28, 2002, between CMTY and Community Banks, as rights agent.

“Sandler” has the meaning given to that term in Section 4.14 of this Agreement.

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated from time to time thereunder.

“Securities Documents” means all registration statements, schedules, statements, forms, reports, proxy material, and other documents required to be filed with the SEC under the Securities Laws.

“Securities Laws” means the Securities Act and the Exchange Act and the rules and regulations promulgated from time to time thereunder.

“Significant Subsidiary” has the meaning given to that term in 17 C.F.R. §210.1-02(w).

“Subsidiary” means any corporation or limited liability company, 25% or more of the capital stock or membership interests of which is owned, either directly or indirectly, by another entity, except any corporation the stock of which is held in the ordinary course of the lending activities of a bank.

“Starting Date” has the meaning given to that term in Section 7.01(f) of this Agreement.

“Termination Fee” has the meaning given to that term in Section 8.01(c) of this Agreement.

“Well Capitalized” has the meaning given to that term in Section 4.28 of this Agreement.

1.02 The Merger.

(a) Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) will take place on the Closing Date at a time and place to be agreed upon by the parties hereto; provided, in any case, that all conditions to closing set forth in Article VI of this Agreement (other than the delivery of certificates, opinions, and other instruments and documents to be delivered at the Closing) have been satisfied or waived at or prior to the Closing Date. On the Closing Date, CMTY and PRFS shall cause the Articles of Merger to be duly executed and filed with the PDS.

(b) The Merger. Subject to the terms and conditions of this Agreement and in accordance with the BCL, on the Effective Date:

(i) PRFS shall merge with and into CMTY;

(ii) the separate existence of PRFS shall cease;

(iii) CMTY shall be the surviving corporation in the Merger; and

(iv) all of the property (real, personal and mixed), rights, powers, duties, obligations and liabilities of PRFS shall be taken and deemed to be transferred to and vested in CMTY, as the surviving corporation in the Merger, without further act or deed; all in accordance with the applicable laws of the Commonwealth of Pennsylvania and the United States of America.

(c) Change to Structure of Merger. The parties may at any time change the method of effecting the combination (including by providing for the merger of PRFS and a wholly owned subsidiary of CMTY) if and to the extent requested by either party and consented to by the other party (such consent not to be unreasonably withheld); provided, however, that no such change shall (i) alter or change the amount or kind of Merger Consideration, (ii) adversely affect the Tax treatment of PRFS’s shareholders as a result of receiving the Merger Consideration or the Tax treatment of either party pursuant to this Agreement or (iii) materially impede or delay completion of the transactions contemplated by this Agreement.

(d) CMTY’s Articles of Incorporation and Bylaws. On and after the Effective Date, the articles of incorporation and bylaws of CMTY, as amended in accordance with the Articles Amendment and as in effect immediately prior to the Effective Date, shall automatically be and remain the articles of incorporation and bylaws of CMTY, as the surviving corporation in the Merger, until thereafter altered, amended or repealed.

(e) Board of Directors and Officers of CMTY and Community Banks.

(i) On and after the Effective Date, (A) nine (9) directors of CMTY duly elected and holding office immediately prior to the Effective Date, and (B) six (6) persons (the “PRFS Nominees”) selected by the PRFS Board of Directors and approved by CMTY (which approval shall not be unreasonably withheld) in accordance with applicable Securities Laws and policies and procedures of the Nominating Committee of the CMTY Board of Directors shall be the directors of CMTY, as the surviving corporation in the Merger, each to hold office until his successor is elected and qualified or otherwise in accordance with applicable law, the articles of incorporation and bylaws of CMTY. Provided that a PRFS Nominee continues to satisfy the nomination criteria of the Nominating Committee of the CMTY Board of Directors at the time such director’s initial term is set to expire, the CMTY Board of Directors shall re-nominate and recommend the election of such PRFS Nominee for election by the CMTY shareholders to at least one full four (4) year term (the “Full Term”) following the expiration of such director’s initial term of office. CMTY approves Melvin Pankuch as one of the PRFS Nominees and agrees to appoint Mr. Pankuch to serve as the vice-chairman of the CMTY Board promptly following the Effective Date (but in no event more than two (2) Business Days thereafter).

(ii) On and after the Effective Date, the (A) officers of CMTY duly appointed and holding office immediately prior to the Effective Date and (B) such officers of PRFS as are offered and accept positions of employment with CMTY shall be the officers of CMTY, as the surviving corporation in the Merger, each to hold office until his or her successor is appointed and qualified or otherwise in accordance with applicable law, the articles of incorporation and bylaws of CMTY.

(iii) On the effective date of the Bank Merger, the Board of Directors of Community Banks, as the surviving institution in the Bank Merger, shall consist of (A) those persons holding such office immediately prior to such effective date, and (B) the members of the Blue Ball Board of Directors immediately before the Effective Date (other than the PRFS Nominees appointed to the CMTY Board of Directors) (the “Blue Ball Designees”). CMTY shall cause each of the Blue Ball Designees to be appointed as a director of Community Banks effective as of the effective date of the Bank Merger to hold office until the first annual reorganization meeting of the Board of Directors of Community Banks after the effective date of the Bank Merger. CMTY agrees to cause each Blue Ball Designee who wishes to continue to serve to be renominated as a director of Community Banks for election at the 2006 and 2007 annual reorganization meetings of the Board of Directors of Community Banks, and agrees to vote its shares of Community Banks capital stock in favor of such election at such meetings. Notwithstanding the foregoing, each Blue Ball Designee must satisfy all Community Banks policies and procedures applicable to Community Banks directors, including its mandatory retirement policy.

(iv) On the effective date of the Bank Merger, the officers of Community Banks, as the surviving institution in the Bank Merger, shall consist of (A) the officers of Community Banks duly elected and holding office immediately prior to such effective date and (B) such officers of Blue Ball as are offered and accept positions of employment as officers of Community Banks.

1.03 Bank Merger. CMTY and PRFS shall each use their best efforts to cause Blue Ball to merge with and into Community Banks, with Community Banks surviving such merger (the “Bank Merger”) on, or as soon as practicable after, the Effective Date. Concurrently with the execution and delivery of this Agreement, CMTY shall cause Community Banks to execute and deliver, and PRFS shall cause Blue Ball to execute and deliver, the Bank Plan of Merger, a form of which is attached hereto as Exhibit 1.03 (the “Bank Plan of Merger”). The Bank Merger shall not be effected prior to the Effective Date.

ARTICLE II—CONSIDERATION; EXCHANGE PROCEDURES

2.01 CMTY Common Stock.

(a) Outstanding Shares. Each share of CMTY Common Stock issued and outstanding immediately prior to the Effective Date shall, on and after the Effective Date, continue to be issued and outstanding as an identical share of CMTY Common Stock.

(b) Treasury Stock. Each share of CMTY Common Stock issued and held in the treasury of CMTY immediately prior to the Effective Date, if any, shall, on and after the Effective Date, continue to be issued and held in the treasury of CMTY.

2.02 PRFS Common Stock. Subject to Sections 2.03 and 2.04 below with respect to treasury stock and fractional shares of PRFS Common Stock, each share of PRFS Common Stock issued and outstanding immediately prior to the Effective Date, shall, on the Effective Date, by reason of the Merger and without any action on the part of the holder thereof, cease to be outstanding and be converted into the right to receive one and four-tenths (1.40) fully paid and nonassessable shares of CMTY Common Stock (the “Exchange Ratio”), including the associated rights to purchase securities pursuant to the Rights Agreement (the “Common Stock Consideration”).

2.03 Cancellation of Certain Common Stock. Each share of PRFS Common Stock which is owned by CMTY, PRFS or any of their Subsidiaries on the Effective Date (other than shares that are held in trust,

managed, custodial or nominee accounts and the like and which are beneficially owned by third parties) shall be canceled and cease to be issued and outstanding, and no consideration shall be delivered therefor.

2.04 Fractional Shares. No fractional shares of CMTY Common Stock and no scrip or certificates therefor shall be issued in connection with the Merger. Any former holder of PRFS Common Stock who would otherwise be entitled to receive a fraction of a share of CMTY Common Stock shall receive, in lieu thereof, cash in an amount equal to such fraction of a share multiplied by the closing price of CMTY Common Stock on the Effective Date (“Cash Consideration”).

2.05 [INTENTIONALLY OMITTED]

2.06 Stock Options.

(a) At the Effective Date, each option to purchase shares of PRFS Common Stock (each, a “PRFS Option”) that (i) is outstanding at the Effective Date and (ii) has been granted pursuant to the PRFS Option Plans, shall become fully vested and exercisable and cease to represent a right to acquire shares of PRFS Common Stock and shall be converted automatically into an option to acquire shares of CMTY Common Stock on the terms set forth below (each PRFS Option, as substituted, an “Adjusted PRFS Option”).

(b) An Adjusted PRFS Option shall be a stock option to acquire shares of CMTY Common Stock (including the associated rights to purchase securities pursuant to the Rights Agreement) with the following terms: (i) the number of shares of CMTY Common Stock, which may be acquired pursuant to the Adjusted PRFS Option, shall be equal to the product of the number of shares of PRFS Common Stock covered by the corresponding PRFS Option multiplied by the Exchange Ratio, provided that any fractional share of CMTY Common Stock resulting from the multiplication shall be rounded down to the nearest whole share; (ii) the exercise price per share of CMTY Common Stock issuable upon exercise of the Adjusted PRFS Option shall be equal to the exercise price of the corresponding PRFS Option immediately prior to its conversion to an Adjusted PRFS Option, divided by the Exchange Ratio, provided that the exercise price shall be rounded down to the nearest whole cent; (iii) the duration and other terms of the Adjusted PRFS Option shall be identical to the duration and other terms of the corresponding PRFS Option immediately prior to its conversion to an Adjusted PRFS Option, except that all references to PRFS shall be deemed to be references to CMTY and its affiliates, where the context so requires and shall remain exercisable until the stated expiration date of the corresponding PRFS Option; (iv) CMTY shall assume the PRFS Option, as contemplated by the IRC; and (v) to the extent PRFS Options qualify as incentive stock options under IRC Section 424, the Adjusted PRFS Options exchanged therefor shall also so qualify.

(c) No later than the Effective Date, CMTY shall file a registration statement on Form S-8 (or any other successor or appropriate form) with respect to the shares of CMTY Common Stock (and the associated rights to purchase securities pursuant to the Rights Agreement) subject to the Adjusted PRFS Options, and shall use its reasonable best efforts to maintain the current status of the prospectus or prospectuses contained therein for so long as such options remain outstanding.

(d) As soon as practicable after the Effective Date, but in no event later than ten (10) Business Days after the Effective Date, CMTY shall deliver to the holders of Adjusted PRFS Options appropriate notices setting forth the effect of the adjustments described in Section 2.06(b), above.

(e) With respect to those individuals who, subsequent to the Merger, will be subject to the reporting requirements under Section 16(a) of the Exchange Act, where applicable, CMTY shall administer the PRFS Option Plan in a manner consistent with the exemptions provided by Rule 16b-3 promulgated under the Exchange Act.

2.07 Surrender and Exchange of PRFS Stock Certificates.

(a) Exchange Fund. On or prior to the Effective Date, CMTY shall deposit with the Exchange Agent, in trust for the benefit of holders of shares of PRFS Common Stock, sufficient cash and certificates representing shares of CMTY Common Stock to make all payments and deliveries to shareholders of PRFS pursuant to this Article II. Any cash and certificates for CMTY Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the “Exchange Fund.”

(b) Exchange Procedures. As soon as reasonably practicable after the Effective Date (and in any case no later than ten (10) Business Days thereafter), CMTY shall cause the Exchange Agent to mail to each record holder of PRFS Common Stock immediately prior to the Effective Date a letter of transmittal which shall specify that delivery of the certificates for shares of PRFS Common Stock (each, a “PRFS Certificate”) shall be effected, and risk of loss and title to the PRFS Certificates shall pass, only upon delivery of the PRFS Certificates to the Exchange Agent, and which letter shall be in customary form and have such other provisions as CMTY may reasonably specify and instructions for effecting the surrender of such PRFS Certificates in exchange for the Merger Consideration, as the case may be. Upon surrender of a PRFS Certificate to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange Agent, the holder of such PRFS Certificate shall be entitled to receive within ten (10) Business Days thereafter and in exchange therefor (i) a certificate representing, in the aggregate, the whole number of shares of CMTY Common Stock that such holder has the right to receive pursuant to this Article II and (ii) a check in the amount equal to any cash that such holder has the right to receive pursuant to this Article II. No interest will be paid or will accrue on any cash payment pursuant to this Section 2.07.

(c) Each certificate for shares of CMTY Common Stock (each, a “CMTY Certificate”) issued in exchange for PRFS Certificates pursuant to this Section 2.07 shall be dated the Effective Date and be entitled to dividends, distributions and all other rights and privileges pertaining to such shares of CMTY Common Stock from the Effective Date. Until surrendered, each PRFS Certificate shall, from and after the Effective Date, evidence solely the right to receive the Merger Consideration.

(d) If a PRFS Certificate is exchanged on a date following one or more record dates after the Effective Date for the payment of dividends or any other distribution on shares of CMTY Common Stock, CMTY shall pay to the holder of such PRFS Certificate cash in an amount equal to dividends payable on the shares of CMTY Common Stock issued in exchange therefor and pay or deliver any other distribution to which such shareholder is entitled. Upon surrender of certificates for shares of PRFS Common Stock in exchange for certificates for CMTY Common Stock, CMTY also shall pay any dividends to which such holder of PRFS Common Stock may be entitled as a result of the declaration of a dividend on the PRFS Common Stock by PRFS in accordance with the terms of this Agreement with a record date prior to the Effective Date and a payment date after the Effective Date. No interest shall accrue or be payable in respect of dividends or any other distribution otherwise payable under this Section 2.07(d) upon surrender of PRFS Certificates. Notwithstanding the foregoing, no party hereto shall be liable to any holder of PRFS Common Stock for any amount paid in good faith to a public official or agency pursuant to any applicable abandoned property, escheat or similar law. Until such time as PRFS Certificates are surrendered to CMTY for exchange, CMTY shall have the right to withhold dividends or any other distributions on the shares of CMTY Common Stock issuable to such shareholder.

(e) Upon the Effective Date, the stock transfer books for PRFS Common Stock will be closed and no further transfers of PRFS Common Stock will thereafter be made or recognized. All PRFS Certificates surrendered pursuant to this Section 2.07 will be cancelled.

(f) If there is a transfer of ownership of PRFS Common Stock which is not registered in the transfer records of PRFS, one or more CMTY Certificates evidencing, in the aggregate, the proper number of shares of CMTY Common Stock, a check in the proper amount of cash in lieu of any fractional shares and any dividends or other distributions to which such holder is entitled pursuant to Section 2.07(d), as applicable and appropriate, may be issued with respect to such PRFS Common Stock to such a transferee if the PRFS Certificate representing such shares of PRFS Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid.

(g) If any PRFS Certificate shall have been lost, stolen or destroyed, the Exchange Agent shall deliver in exchange for such lost, stolen or destroyed PRFS Certificate, upon the making of a sworn affidavit of that fact by the holder thereof in form satisfactory to the Exchange Agent, the Merger Consideration, and any dividends or other distributions to which such holder is entitled pursuant to this Section 2.07 as may be required pursuant to this Agreement; provided, however, that the Exchange Agent may, in its sole discretion and as a condition precedent to the delivery of the Merger Consideration to which the holder of such PRFS Certificate is entitled as a result of the Merger, require the owner of such lost, stolen or destroyed PRFS Certificate to deliver a bond in such amount as it may direct as indemnity against any claim that may be made against PRFS, CMTY or the Exchange Agent or any other party with respect to the PRFS Certificate alleged to have been lost, stolen or destroyed.

2.08 Anti-Dilution Provisions. If CMTY shall, at any time before the Effective Date:

(a) declare a dividend in shares of CMTY Common Stock with a record date on or prior to the Closing Date;

(b) combine the outstanding shares of CMTY Common Stock into a smaller number of shares;

(c) resolve to effect a split or subdivide the outstanding shares of CMTY Common Stock with a record date on or prior to the Closing Date; or

(d) reclassify the shares of CMTY Common Stock; then, in any such event, the number of shares of CMTY Common Stock to be delivered to PRFS shareholders who are entitled to receive shares of CMTY Common Stock in exchange for shares of PRFS Common Stock shall be adjusted so that each PRFS shareholder shall be entitled to receive such number of shares of CMTY Common Stock as such shareholder would have been entitled to receive if the Effective Date had occurred prior to the happening of such event. (By way of illustration, if CMTY declares a stock dividend of 5% payable with respect to a record date on or prior to the Effective Date, the Exchange Ratio shall be correspondingly adjusted from 1.40 to 1.47). In addition, in the event that, prior to the Effective Date, CMTY enters into an agreement pursuant to which shares of CMTY Common Stock would be converted into shares or other securities or obligations of another corporation, proper provision shall be made in such agreement so that each PRFS shareholder entitled to receive shares of CMTY Common Stock in the Merger shall be entitled to receive such number of shares or other securities or amount or obligations of such other corporation as such shareholder would be entitled to receive if the Effective Date had occurred immediately prior to the happening of such event.

ARTICLE III—REPRESENTATIONS AND WARRANTIES OF PRFS

PRFS hereby represents and warrants, on the date hereof and on the Closing Date, to CMTY that:

3.01 Organization.

(a) PRFS is a corporation duly incorporated, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. PRFS is a bank holding company, duly registered under the BHC Act, and has made a valid financial holding company election. PRFS has the corporate power and authority to carry on its businesses and operations as now being conducted and to own and operate the properties and assets now owned and being operated by it. PRFS is duly licensed, registered or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, registration or qualification necessary, except where the failure to be so licensed, registered or qualified would not have a Material Adverse Effect, and all such licenses, registrations and qualifications are in full force and effect in all material respects.

(b) Blue Ball is a national banking association duly organized, validly existing and in good standing under the laws of the United States of America. Blue Ball has the corporate power and authority to carry on its business and operations as now being conducted and to own and operate the properties and assets now owned and being operated by it. Blue Ball is duly licensed, registered or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, registration or qualification necessary, except where the failure to be so licensed, registered or qualified would not have a Material Adverse Effect, and all such licenses, registrations and qualifications are in full force and effect in all material respects.

(c) The deposits of Blue Ball are insured by the Bank Insurance Fund of the FDIC to the extent provided in the Federal Deposit Insurance Act.

(d) PRFS has no direct or indirect Subsidiaries other than Blue Ball and those identified in PRFS Disclosure Schedule 3.01(d).

(e) The respective minute books of PRFS and each PRFS Subsidiary accurately reflect all material corporate actions of their respective shareholders and boards of directors, including committees, in each case in accordance with normal business practice of PRFS and each PRFS Subsidiary.

(f) PRFS has delivered or made available to CMTY true and correct copies of the articles of incorporation and bylaws of PRFS and Blue Ball, and the articles of incorporation and bylaws of each other PRFS Subsidiary, each as in effect on the date hereof.

(g) Each PRFS Subsidiary is (i) duly organized, validly existing and in good standing under the laws of either the United States of America or of the Subsidiary’s state of organization, (ii) has the corporate power and authority to carry on its business and operations as now being conducted and to own and operate the properties and assets now owned and being operated by it, (iii) is duly licensed, registered or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, registration or qualification necessary, except where the failure to be so licensed, registered or qualified would not have a Material Adverse Effect, and all such licenses, registrations and qualifications are in full force and effect in all material respects.

3.02 Capitalization.

(a) The authorized capital stock of PRFS consists of 20,000,000 shares of common stock, par value $2.50 per share (“PRFS Common Stock”), of which at the date hereof 7,640,515 shares are validly issued and outstanding, fully paid and nonassessable, and free of preemptive rights, and 78,028 are held as treasury shares. PRFS has not issued, nor is PRFS bound by, any subscription, option, warrant, call, commitment, agreement or other Right of any character relating to the purchase, sale, or issuance of, or right to receive dividends or other distributions on, any shares of PRFS Common Stock or any other security of PRFS or any securities representing the right to vote, purchase or otherwise receive any shares of PRFS Common Stock or any other security of PRFS, except (i) for PRFS Options for 303,475 shares of PRFS Common Stock issued and outstanding under the PRFS Stock Option Plans and (ii) pursuant to PRFS’s Dividend Reinvestment Plan.

(b) PRFS owns, directly or indirectly, all of the capital stock of Blue Ball and the other PRFS Subsidiaries, free and clear of any liens, security interests, pledges, charges, encumbrances, agreements and restrictions of any kind or nature. Except for the Bank Plan of Merger, there are no subscriptions, options, warrants, calls, commitments, agreements or other Rights outstanding with respect to the capital stock of Blue Ball or any other PRFS Subsidiary. Except for the PRFS Subsidiaries, PRFS does not possess, directly or indirectly, any material equity interest in any corporation, except for equity interests in the investment portfolio of 1906 Founders, Inc. and other PRFS Subsidiaries, equity interests held in connection with Blue Ball’s commercial loan activities, equity interests held by PRFS or PRFS’s Subsidiaries in a fiduciary capacity, and as set forth in PRFS Disclosure Schedule 3.02(b).

(c) To the Knowledge of PRFS, except as may be disclosed in any subsequent Schedule 13D or 13G filed with the SEC, no person or group is the beneficial owner of 5% or more of the outstanding shares of PRFS Common Stock (the terms “person,” “group” and “beneficial owner” are as defined in Section 13(d) of the Exchange Act, and the rules and regulations thereunder).

3.03 Authority; No Violation.

(a) PRFS has full corporate power and authority to execute and deliver this Agreement and to consummate the Contemplated Transactions. The execution and delivery of this Agreement by PRFS and the consummation by PRFS of the Contemplated Transactions have been duly and validly approved by the Board of Directors of PRFS and, except for approval by the shareholders of PRFS as required by the BCL, no other corporate proceedings on the part of PRFS are necessary to consummate the Merger. This Agreement has been duly and validly executed and delivered by PRFS and, subject to approval by the shareholders of PRFS and subject to receipt of the required approvals of Regulatory Authorities described in Section 4.04 hereof, constitutes the valid and binding obligation of PRFS, enforceable against PRFS in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) Subject to (i) receipt of approval from the shareholders of PRFS, (ii) receipt of approvals from the Regulatory Authorities referred to in Section 4.04 hereof and (iii) PRFS’s and CMTY’s compliance with any conditions contained therein, the execution and delivery of this Agreement by PRFS, the consummation of the Merger, and compliance by PRFS or any PRFS Subsidiary with any of the terms or provisions hereof, do not and will not:

(A) conflict with or result in a breach of any provision of the respective articles of incorporation or bylaws of PRFS or any PRFS Subsidiary;

(B) violate any statute, rule, regulation, judgment, order, writ, decree or injunction applicable to PRFS or any PRFS Subsidiary or any of their respective properties or assets; or

(C) except as described in PRFS Disclosure Schedule 3.03, violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, or acceleration of, the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of PRFS or any PRFS Subsidiary under any of the terms or conditions of any note, bond, mortgage, indenture, license, lease, agreement, commitment or other instrument or obligation to which PRFS or any PRFS Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, excluding from clauses (B) and (C) hereof, any items which, in the aggregate, would not have a Material Adverse Effect.

3.04 Consents. Except as described in Section 4.04 of this Agreement, no consents or approvals of, or filings or registrations with, any public body or authority are necessary and, except as described in PRFS Disclosure Schedule 3.04 or where the failure to obtain any consent or approval would constitute a Material Adverse Effect, no consents or approvals of any third party to a Material Contract are (or will be) necessary in connection with the execution and delivery of this Agreement by PRFS or the Bank Plan of Merger by Blue Ball or, subject to the consents, approvals, filings and registrations from or with the Regulatory Authorities referred to in Section 4.04 hereof and compliance with any conditions contained therein and subject to the approval of this Agreement by the shareholders of PRFS as required under the BCL, the consummation by PRFS or Blue Ball of the Contemplated Transactions. Shareholders of PRFS are not entitled to exercise dissenters’ rights in connection with the Contemplated Transactions under applicable law.

3.05 Financial Statements.

(a) PRFS has filed the PRFS Financials with the SEC, except those pertaining to quarterly periods commencing after September 30, 2004, which it will file on before the applicable deadline. The filed PRFS Financials fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of PRFS as of and for the periods ended on the dates thereof, in accordance with GAAP consistently applied, except in each case as may be noted therein, and subject to normal year-end adjustments and as permitted by Form 10-Q in the case of unaudited statements.

(b) To the Knowledge of PRFS and except as set forth in PRFS Disclosure Schedule 3.05(b), PRFS did not, as of September 30, 2004, have any liabilities or obligations of any nature, whether absolute, accrued, contingent or otherwise, which are not fully reflected or reserved against in the balance sheets included in the PRFS Financials at the date of such balance sheets which would have been required to be reflected therein in accordance with GAAP consistently applied or disclosed in a footnote thereto, except for liabilities and obligations which were incurred in the ordinary course of business consistent with past practice, and except for liabilities and obligations which are within the subject matter of a specific representation and warranty herein or which otherwise have not had a Material Adverse Effect.

3.06 No Material Adverse Change. Neither PRFS nor any PRFS Subsidiary has suffered any adverse change in their respective assets, business, financial condition or results of operations since September 30, 2004, which change has had a Material Adverse Effect.

3.07 Taxes.

(a) PRFS and the PRFS Subsidiaries are members of the same affiliated group within the meaning of IRC Section 1504(a) of which PRFS is a common parent. PRFS has filed, and will file, all material federal, state and local tax returns required to be filed by, or with respect to, PRFS and the PRFS Subsidiaries on or prior to the Closing Date, except to the extent that any failure to file or any inaccuracies would not, individually or in the aggregate, have a Material Adverse Effect, and has paid or will pay, or made or will make, provisions for the payment of all federal, state and local taxes which are shown on such returns to be due for the periods covered thereby from PRFS or any PRFS Subsidiary to any applicable taxing authority, on or prior to the Closing Date, other than taxes which (i) are not delinquent or are being contested in good faith, (ii) have not been finally determined, or (iii) the failure to pay would not, individually or in the aggregate, have a Material Adverse Effect.

(b) No consent pursuant to IRC Section 341(f) has been filed, or will be filed prior to the Closing Date, by or with respect to PRFS or any PRFS Subsidiary.

(c) To the Knowledge of PRFS, there are no material disputes pending, or claims asserted in writing, for taxes or assessments upon PRFS or any PRFS Subsidiary, nor has PRFS or any PRFS Subsidiary been requested in writing to give any currently effective waivers extending the statutory period of limitation applicable to any federal, state, county or local income tax return for any period.

(d) Proper and accurate amounts have been withheld by PRFS and each PRFS Subsidiary from their employees for all prior periods in compliance in all material respects with the tax withholding provisions of applicable federal, state and local laws, except where failure to do so is not reasonably likely to have a Material Adverse Effect.

3.08 Contracts.

(a) Except as described in PRFS Disclosure Schedule 3.08(a) or PRFS Disclosure Schedule 3.12(a) or in documents listed as exhibits to PRFS’s Securities Documents, neither PRFS nor any PRFS Subsidiary is a party to or subject to:

(i) any employment, consulting, severance, “change-in-control” or termination contract or arrangement with any officer, director, employee, independent contractor, agent or other person, except for “at will” arrangements;

(ii) any plan, arrangement or contract providing for bonuses, pensions, options, deferred compensation, retirement payments, profit sharing or similar arrangements for or with any officer, director, employee, independent contractor, agent or other person;

(iii) any collective bargaining agreement with any labor union relating to employees;

(iv) any agreement which by its terms limits the payment of dividends by PRFS or any PRFS Subsidiary;

(v) except in the ordinary course of business, any material instrument evidencing or related to indebtedness for borrowed money, whether directly or indirectly, by way of purchase money obligation, conditional sale, lease purchase, guaranty or otherwise, in respect of which PRFS or any PRFS Subsidiary is an obligor to any person, other than deposits, repurchase agreements, bankers acceptances and treasury tax and loan accounts established in the ordinary course of business, instruments relating to transactions entered into in the customary course of the banking business of Blue Ball, including FHLB advances and transactions in “federal funds,” or which contains financial covenants or other restrictions, other than those relating to the payment of principal and interest when due, which would be applicable on or after the Closing Date;

(vi) any contract, other than this Agreement, which restricts or prohibits it from engaging in any type of business permissible under applicable law;

(vii) any contract, plan or arrangement which provides for payments or benefits in certain circumstances which, together with other payments or benefits payable to any participant therein or party thereto, might render any portion of any such payments or benefits subject to disallowance of deduction therefor as a result of the application of Section 280G of the IRC;

(viii) any lease for real property;

(ix) any contract or arrangement with any broker-dealer or investment adviser;

(x) any investment advisory contract with any investment company registered under the Investment Company Act of 1940;

(xi) any contract or arrangement with, or membership in, any local clearing house or self-regulatory organization;

(xii) any contract or arrangement for the acquisition of, or any payment in connection with the acquisition of, any equity interest in, or substantially all the assets of, any business organization; or

(xiii) any Material Contract.

(b) (i) All the contracts, plans, arrangements and instruments listed in PRFS Disclosure Schedule 3.08(a) or PRFS Disclosure Schedule 3.12(a) are in full force and effect on the date hereof, and neither PRFS, any PRFS Subsidiary, nor, to the Knowledge of PRFS, any other party to any such contract, plan, arrangement or instrument, has breached any provision of, or is in default under any term of, any such contract, plan, arrangement or instrument the breach of which or default under which will have a Material Adverse Effect, and no party to any such contract, plan, arrangement or instrument will have the right to terminate any or all of the provisions thereof as a result of the Contemplated Transactions, the termination of which will have a Material Adverse Effect.

(ii) Except as otherwise described in PRFS Disclosure Schedule 3.08(a) or PRFS Disclosure Schedule 3.12(a), no plan, employment agreement, termination agreement or similar agreement or arrangement to which PRFS or any PRFS Subsidiary is a party or by which PRFS or any PRFS Subsidiary may be bound:

(A) contains provisions which permit an employee or an independent contractor to terminate it without cause and continue to accrue future benefits thereunder;

(B) provides for acceleration in the vesting of benefits thereunder upon the occurrence of a change in ownership or control or merger or other acquisition of PRFS or any PRFS Subsidiary; or

(C) requires PRFS or any PRFS Subsidiary to provide a benefit in the form of PRFS Common Stock or determined by reference to the value of PRFS Common Stock.

3.09 Ownership of Property; Insurance Coverage.

(a) PRFS and each PRFS Subsidiary has, and will have as to property acquired after the date hereof, good, and as to real property, marketable, title to all material assets and properties owned by PRFS or such

PRFS Subsidiary, whether real or personal, tangible or intangible, including securities, assets and properties reflected in the balance sheets contained in the PRFS Financials or acquired subsequent thereto (except to the extent that such securities are held in any fiduciary or agency capacity and except to the extent that such assets and properties have been disposed of for fair value, in the ordinary course of business, or have been disposed of as obsolete since the date of such balance sheets), subject to no encumbrances, liens, mortgages, security interests or pledges, except:

(i) those items that secure liabilities for borrowed money and that are described in PRFS Disclosure Schedule 3.09(a) or permitted under Article V hereof;

(ii) statutory liens for amounts not yet delinquent or which are being contested in good faith;

(iii) liens for current taxes not yet due and payable;

(iv) pledges to secure deposits and other liens incurred in the ordinary course of banking business;

(v) such imperfections of title, easements and encumbrances, if any, as are not material in character, amount or extent; and

(vi) dispositions and encumbrances for adequate consideration in the ordinary course of business.

PRFS and each PRFS Subsidiary have the right under leases of material properties used by them in the conduct of their respective businesses to occupy and use all such properties in all material respects as presently occupied and used by them.

(b) With respect to all agreements pursuant to which PRFS or any PRFS Subsidiary has purchased securities subject to an agreement to resell, if any, PRFS or such PRFS Subsidiary has a valid, perfected first lien or security interest in the securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby, except to the extent that any failure to obtain such a lien or maintain such collateral would not, individually or in the aggregate, have a Material Adverse Effect.

(c) PRFS and each PRFS Subsidiary maintain insurance in amounts considered by PRFS to be reasonable for their respective operations, and such insurance is similar in scope and coverage in all material respects to that maintained by other businesses similarly situated. Neither PRFS nor any PRFS Subsidiary has received notice from any insurance carrier that:

(i) such insurance will be cancelled or that coverage thereunder will be reduced or eliminated; or

(ii) premium costs with respect to such insurance will be substantially increased; except to the extent such cancellation, reduction, elimination or increase would not have a Material Adverse Effect.

(d) PRFS and each PRFS Subsidiary maintain such fidelity bonds, directors’ and officers’ liability insurance and errors and omissions insurance as may be customary or required under applicable laws or regulations.

3.10 Legal Proceedings. Except as set forth in PRFS Disclosure Schedule 3.10, neither PRFS nor any PRFS Subsidiary is a party to any, and there are no pending or, to the Knowledge of PRFS, threatened, legal, administrative, arbitration or other proceedings, claims, actions, customer complaints, or governmental investigations or inquiries of any nature:

(a) against PRFS or any PRFS Subsidiary;

(b) to which the assets of PRFS or any PRFS Subsidiary are subject;

(c) challenging the validity or propriety of any of the Contemplated Transactions; or

(d) which could materially adversely affect the ability of PRFS, Blue Ball or any other PRFS Subsidiary to perform their respective obligations under this Agreement and the Bank Plan of Merger; except for any proceedings, claims, actions, investigations, or inquiries referred to in clauses (a) or (b) of this Section 3.10 which, individually or in the aggregate, would not have a Material Adverse Effect.

3.11 Compliance with Applicable Law and Agreements.

(a) PRFS and each PRFS Subsidiary hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under, and have complied in all material respects with, applicable laws, statutes, orders, rules or regulations of any Regulatory Authority relating to them, other than where such failure to hold or such noncompliance will neither result in a limitation in any material respect on the conduct of its businesses or otherwise have a Material Adverse Effect.

(b) PRFS and each PRFS Subsidiary have filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file with any Regulatory Authority, and have filed all other reports and statements required to be filed by them, including without limitation any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state or any Regulatory Authority, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not have a Material Adverse Effect.

(c) Except as set forth on PRFS Disclosure Schedule 3.11(c), no Regulatory Authority has initiated any proceeding or, to the Knowledge of PRFS, investigation into the business or operations of PRFS or any PRFS Subsidiary, except where any such proceedings or investigations will not, individually or in the aggregate, have a Material Adverse Effect, or such proceedings or investigations have been terminated or otherwise resolved.

(d) Except as set forth on PRFS Disclosure Schedule 3.11(d), neither PRFS nor any PRFS Subsidiary has received any notification or communication from any Regulatory Authority:

(i) asserting that PRFS or any PRFS Subsidiary is not in substantial compliance with any of the statutes, regulations or ordinances which such Regulatory Authority enforces, unless such assertion has been waived, withdrawn or otherwise resolved;

(ii) threatening to revoke any license, franchise, permit or governmental authorization which is material to PRFS or any PRFS Subsidiary;

(iii) requiring or threatening to require PRFS or any PRFS Subsidiary, or indicating that PRFS or any PRFS Subsidiary may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement restricting or limiting, or purporting to restrict or limit, in any manner the operations of PRFS or any PRFS Subsidiary, including without limitation any restriction on the payment of dividends; or

(iv) directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of PRFS or any PRFS Subsidiary (any such notice, communication, memorandum, agreement or order described in this sentence herein referred to as a “Regulatory Agreement”).

(e) Neither PRFS nor any PRFS Subsidiary has consented to or entered into any pending Regulatory Agreement.

(f) To the Knowledge of PRFS, except as set forth in PRFS Disclosure Schedule 3.11(f), there is no unresolved violation, criticism, or exception by any Regulatory Authority with respect to any Regulatory Agreement which if resolved in a manner adverse to PRFS or any PRFS Subsidiary would have a Material Adverse Effect.

(g) There is no injunction, order, judgment or decree imposed upon PRFS or any PRFS Subsidiary or the assets of PRFS or any PRFS Subsidiary which has had, or, to the Knowledge of PRFS, would have, a Material Adverse Effect.

(h) Neither PRFS nor any PRFS Subsidiary has breached or defaulted on any agreement, contract, commitment, arrangement or other instrument to which any of them is a party or by which any of them may be bound, other than any breach or default that would not have a Material Adverse Effect.

3.12 ERISA.

(a) PRFS has made available or delivered to CMTY true and complete copies of any employee pension benefit plans within the meaning of ERISA Section 3(2), profit sharing plans, stock purchase plans, deferred compensation and supplemental income plans, supplemental executive retirement plans, annual incentive plans, group insurance plans, and all other employee welfare benefit plans within the meaning of ERISA Section 3(1) (including vacation pay, sick leave, short-term disability, long-term disability, and medical plans) and all other employee benefit plans, policies, agreements and arrangements, all of which are listed in PRFS Disclosure Schedule 3.12(a), currently maintained or contributed to for the benefit of the employees or former employees (including retired employees) and any beneficiaries thereof or directors or former directors of PRFS or any other entity (a “PRFS ERISA Affiliate”) that, together with PRFS, is treated as a single employer under IRC Sections 414(b), (c), (m) or (o) (collectively, the “PRFS Benefit Plans”), together with:

(i) the most recent actuarial reports (if any) and financial reports relating to those PRFS Benefit Plans which constitute “qualified plans” under IRC Section 401(a);

(ii) the most recent Form 5500 (if any) relating to such PRFS Benefit Plans filed by them, respectively, with the IRS; and

(iii) the most recent IRS determination letters which pertain to any such PRFS Benefit Plans.

(b) Neither PRFS nor any PRFS ERISA Affiliate, and no pension plan (within the meaning of ERISA Section 3(2)) maintained or contributed to by PRFS or any PRFS ERISA Affiliate, has incurred any liability to the Pension Benefit Guaranty Corporation or to the IRS with respect to any pension plan qualified under IRC Section 401(a), except liabilities to the Pension Benefit Guaranty Corporation pursuant to ERISA Section 4007, all of which have been fully paid, nor has any reportable event under ERISA Section 4043(b) (with respect to which the 30 day notice requirement has not been waived) occurred with respect to any such pension plan.

(c) Neither PRFS nor any PRFS ERISA Affiliate has ever contributed to or otherwise incurred any liability with respect to a multi-employer plan (within the meaning of ERISA Section 3(37)).

(d) Each PRFS Benefit Plan has been maintained, operated and administered in compliance in all respects with its terms and related documents or agreements and the applicable provisions of all laws, including ERISA and the IRC, except where any such non-compliance would not have a Material Adverse Effect.

(e) There is no existing, or, to the Knowledge of PRFS, contemplated, audit of any PRFS Benefit Plan by the IRS, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation or any other governmental authority. In addition, there are no pending or threatened claims by, on behalf of or with respect to any PRFS Benefit Plan, or by or on behalf of any individual participant or beneficiary of any PRFS Benefit Plan, alleging any violation of ERISA or any other applicable laws, or claiming benefits (other than claims for benefits not in dispute and expected to be granted promptly in the ordinary course of business), nor to the Knowledge of PRFS, is there any basis for such claim.

(f) Except as set forth in PRFS Disclosure Schedule 3.12(f), with respect to any services which PRFS or any PRFS Subsidiary may provide as a record-keeper, consultant, administrator, custodian, fiduciary, trustee or otherwise for any plan, program, or arrangement subject to ERISA (other than any PRFS Benefit Plan), to the Knowledge of PRFS, PRFS or the relevant PRFS Subsidiary:

(i) has correctly computed all contributions, payments or other amounts in accordance with the applicable documents of any such plan, program or arrangement;

(ii) has not engaged in any prohibited transactions (as defined in ERISA Section 406 for which an exemption does not exist);

(iii) has not breached any duty imposed on PRFS or the relevant PRFS Subsidiary acting as a record-keeper, consultant, administrator, custodian, fiduciary or trustee by ERISA: and

(iv) has not otherwise incurred any liability to the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation, or to any beneficiary, fiduciary or sponsor of any ERISA plan in the performance (or non-performance) of services; except as previously disclosed to CMTY and except where any such action or inaction would not have a Material Adverse Effect.

3.13 Brokers and Finders. Neither PRFS, any PRFS Subsidiary, nor any of their respective officers, directors, employees, independent contractors or agents, has employed any broker, finder, investment banker or financial advisor, or incurred any liability for any fees or commissions to any such person, in connection with the Contemplated Transactions, except for Griffin Financial Group, LLC (“Griffin”).

3.14 Environmental Matters.

(a) Except as set forth in PRFS Disclosure Schedule 3.14(a), to the Knowledge of PRFS, neither PRFS nor any PRFS Subsidiary, nor any property owned or operated by PRFS or any PRFS Subsidiary, has been or is in violation of or liable under any Environmental Law, except for such violations or liabilities that, individually or in the aggregate, would not have a Material Adverse Effect. There are no actions, suits or proceedings, or demands, claims or notices, including without limitation notices, demand letters or requests for information from any Regulatory Authority, instituted or pending, or to the Knowledge of PRFS, threatened, or any investigation pending, relating to the liability of PRFS or any PRFS Subsidiary with respect to any property owned or operated by PRFS or any PRFS Subsidiary under any Environmental Law, except as to any such actions or other matters which would not result in a Material Adverse Effect.

(b) To the Knowledge of PRFS, no property, now or formerly owned or operated by PRFS or any PRFS Subsidiary or on which PRFS or any PRFS Subsidiary holds or held a mortgage or other security interest or has foreclosed or taken a deed in lieu of foreclosure, has been listed or proposed for listing on the National Priority List under the Comprehensive Environmental Response Compensation and Liability Act of 1980, as amended (“CERCLA”), on the Comprehensive Environmental Response Compensation and Liabilities Information System, or any similar state list, or which is the subject of federal, state or local enforcement actions or other investigations which may lead to claims against PRFS or any PRFS Subsidiary for response costs, remedial work, investigation, damage to natural resources or for personal injury or property damage claim, including, but not limited to, claims under CERCLA, which would have a Material Adverse Effect.

3.15 Business of PRFS. Since September 30, 2004, neither PRFS nor any PRFS Subsidiary has, in any material respect:

(a) increased the wages, salaries, compensation, pension or other employee benefits payable to any executive officer, employee or director, except as is permitted in Section 5.01(d);

(b) terminated any material employee benefit plans;

(c) deferred routine maintenance of real property or leased premises;

(d) eliminated a reserve where the liability related to such reserve has remained;

(e) failed to depreciate capital assets in accordance with past practice or to eliminate capital assets which are no longer used in its business; or

(f) had extraordinary reduction or deferral of ordinary or necessary expenses.

3.16 CRA Compliance. PRFS and Blue Ball are in material compliance with the applicable provisions of the CRA, and, as of the date hereof, Blue Ball has received a CRA rating of “satisfactory” or better from the OCC. To the Knowledge of PRFS, there is no fact or circumstance or set of facts or circumstances which would cause PRFS or Blue Ball to fail to comply with such provisions in a manner which would have a Material Adverse Effect.

3.17 Bank Merger.

(a) Blue Ball has full corporate power and authority to execute and deliver the Bank Plan of Merger and to consummate the Bank Merger. The execution and delivery of the Bank Plan of Merger by Blue Ball and the consummation by Blue Ball of the Bank Merger have been (or will be) duly and validly approved by the Board of Directors of Blue Ball and by PRFS as sole shareholder of Blue Ball, and no other corporate proceedings on the part of Blue Ball are necessary to consummate the Bank Merger. Subject to receipt of required approvals of Regulatory Authorities, the Bank Plan of Merger, upon its execution and delivery by Blue Ball concurrently with the execution and delivery of this Agreement, will constitute the valid and binding obligation of Blue Ball, enforceable against Blue Ball in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) The execution and delivery of the Bank Plan of Merger and the consummation of the Bank Merger will not:

(i) conflict with or result in a breach of any provision of the respective articles of incorporation or bylaws of PRFS, Blue Ball or any Subsidiary of Blue Ball;

(ii) subject to receipt of required Regulatory Approvals, violate any statute, rule, regulation, judgment, order, writ, decree or injunction applicable to PRFS, Blue Ball, any Subsidiary of Blue Ball or any of their respective properties or assets; or

(iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, or acceleration of the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the respective properties or assets of PRFS or Blue Ball under, any of the terms or conditions of any note, bond, mortgage, indenture, license, lease, agreement, commitment or other instrument or obligation to which PRFS or Blue Ball is a party, or by which they or any of their respective properties or assets may be bound or affected; excluding from clauses (ii) and (iii) any such items which, in the aggregate, would not have a Material Adverse Effect.

3.18 Information to be Supplied.

(a) The information supplied by PRFS for inclusion in the Registration Statement (including the Joint Prospectus/Proxy Statement) will not, at the time the Registration Statement is declared effective pursuant to the Securities Act, and as of the date the Joint Prospectus/Proxy Statement is mailed to shareholders of CMTY and PRFS, and up to and including the date of the CMTY Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances in which they were made, not misleading.

(b) The information supplied by PRFS for inclusion in the Applications will, at the time each such document is filed with any Regulatory Authority and up to and including the dates of any required regulatory approvals or consents, as such Applications may be amended by subsequent filings, be accurate in all material respects.

3.19 Related Party Transactions.

(a) Except as set forth on PRFS Disclosure Schedule 3.19, or as is disclosed in the footnotes to the PRFS Financials, as of the date hereof, neither PRFS nor any PRFS Subsidiary is a party to any transaction (including any loan or other credit accommodation but excluding deposits in the ordinary course of business) with any Affiliate of PRFS or any PRFS Subsidiary, and all such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other “persons” (as defined in Section 13(d) of the Exchange Act, and the rules and regulations thereunder), except with respect to variations in such terms as would not, individually or in the aggregate, have a Material Adverse Effect.

(b) Except as set forth in PRFS Disclosure Schedule 3.19, as of the date hereof, no loan or credit accommodation to any PRFS Affiliate is presently in default or, during the three-year period prior to the date of this Agreement, has been in material default or has been restructured, modified or extended in any manner which would have a Material Adverse Effect. To the Knowledge of PRFS, as of the date hereof, principal and interest with respect to any such loan or other credit accommodation will be paid when due and the loan grade classification accorded such loan or credit accommodation is appropriate.

3.20 Loans. To the Knowledge of PRFS, all loans reflected as assets in the PRFS Financials are evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and correct, and to the extent secured, are secured by valid liens and security interests which have been perfected, excluding loans as to which the failure to satisfy the foregoing standards would not have a Material Adverse Effect.

3.21 Allowance for Loan Losses. The allowance for loan losses shown, and to be shown, on the balance sheets contained in the PRFS Financials have been, and will be, established in accordance with GAAP and all applicable regulatory criteria.

3.22 Reorganization. As of the date hereof, PRFS does not have any reason to believe that the Merger will fail to qualify as a reorganization under Section 368(a) of the IRC. PRFS shall not take any action which would preclude the Merger from qualifying as a reorganization within the meaning of Section 368 of the IRC.

3.23 Fairness Opinion. PRFS has received a written opinion from Griffin to the effect that, as of the date hereof, the transaction is fair to PRFS from a financial point of view.

3.24 Securities Documents.

(a) PRFS has delivered or made available to CMTY copies of the annual reports to shareholders for the years 2001, 2002 and 2003 that were delivered with its proxy statements for such years.

(b) PRFS’s annual reports on SEC Form 10-K for the years ended December 31, 2003 and 2002, quarterly report on SEC Form 10-Q for the quarters ended March 31, 2004, June 30, 2004 and September 30, 2004, all other reports, registration statements and filings of PRFS filed with the SEC since January 1, 2004 and proxy materials used in connection with its meetings of shareholders held in 2004 and 2003 complied, in all material respects, and all future SEC reports, filings, and proxy materials will comply, in all material respects, with the rules and regulations of the SEC to the extent applicable thereto, and all such SEC reports, filings and proxy materials did not and will not, at the time of their filing, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading.

3.25 Quality of Representations. To the Knowledge of PRFS, no representation made by PRFS in this Agreement contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

ARTICLE IV—REPRESENTATIONS AND WARRANTIES OF CMTY

CMTY hereby represents and warrants, on the date hereof and on the Closing Date, to PRFS that:

4.01 Organization.

(a) CMTY is a corporation duly incorporated, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. CMTY is a bank holding company duly registered under the BHC Act and has made a valid financial holding company election. CMTY has the corporate power to carry on its businesses and operations as now being conducted and to own and operate the properties and assets now owned and being operated by it. CMTY is duly licensed, registered or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, registration or qualification necessary, except where the failure to be so licensed, registered or qualified will not have a Material Adverse Effect, and all such licenses, registrations and qualifications are in full force and effect in all material respects.

(b) Community Banks is a bank and trust company duly organized, validly existing and in good standing under the laws of the Commonwealth of Pennsylvania. Community Banks has the corporate power to carry on its business and operations as now being conducted and to own and operate the properties and assets now owned and being operated by it. Community Banks is duly licensed, registered or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, registration or qualification necessary, except where the failure to be so licensed, registered or qualified will not have a Material Adverse Effect, and all such licenses, registrations and qualifications are in full force and effect in all material respects.

(c) The deposits of Community Banks are insured by the Bank Insurance Fund of the FDIC to the extent provided in the Federal Deposit Insurance Act.

(d) CMTY has no direct or indirect Subsidiaries other than those identified in CMTY Disclosure Schedule 4.01(d).

(e) The respective minute books of CMTY and each CMTY Subsidiary accurately reflect all material corporate actions of their respective shareholders and boards of directors, including committees, in each case in accordance with the normal business practice of CMTY and each CMTY Subsidiary.

(f) CMTY has delivered or made available to PRFS true and correct copies of the respective articles of incorporation, articles of association and bylaws of CMTY and each CMTY Subsidiary, as in effect on the date hereof.

(g) Each CMTY Subsidiary is (i) duly organized, validly existing and in good standing under the laws of either the United States of America or of the Subsidiary’s state of organization, (ii) has the corporate power and authority to carry on its business and operations as now being conducted and to own and operate the properties and assets now owned and being operated by it, (iii) is duly licensed, registered or qualified to do business in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing, registration or qualification necessary, except where the failure to be so licensed, registered or qualified would not have a Material Adverse Effect, and all such licenses, registrations and qualifications are in full force and effect in all material respects.

4.02 Capitalization.

(a) The authorized capital stock of CMTY consists of (a) 20,000,000 shares of common stock, par value of $5.00 (“CMTY Common Stock”), of which 194,799 shares are validly issued and held by CMTY as treasury stock and 12,226,892 shares are validly issued and outstanding, fully paid and nonassessable and free of preemptive rights, and (b) 500,000 shares of preferred stock, without par value, of which none are issued. CMTY has not issued nor is CMTY bound by any subscription, option, warrant, call, commitment, agreement or other Right of any character relating to the purchase, sale, or issuance of, or right to receive dividends or other distributions on, any shares of CMTY Common Stock or any other security of CMTY or any securities representing the right to vote, purchase or otherwise receive any shares of CMTY Common Stock or any other security of CMTY, except (i) for options to acquire shares of CMTY Common Stock issued under CMTY’s various stock option plans, (ii) pursuant to CMTY’s employee stock purchase plan and dividend reinvestment plan, (iii) pursuant to the Rights Agreement and (iv) this Agreement.

(b) CMTY owns, directly or indirectly, all of the capital stock of Community Banks and the capital stock and membership interests of the other CMTY Subsidiaries, free and clear of any liens, security interests, pledges, charges, encumbrances, agreements and restrictions of any kind or nature. There are no subscriptions, options, warrants, calls, commitments, agreements or other Rights outstanding with respect to the capital stock of Community Banks or any other CMTY Subsidiary. Except for the CMTY Subsidiaries,

CMTY does not possess, directly or indirectly, any material equity interest in any corporation, except for equity interests in the investment portfolios of CMTY’s Subsidiaries, equity interests held by CMTY or CMTY’s Subsidiaries in a fiduciary capacity, and equity interests held in connection with the commercial loan activities of Community Banks.

4.03 Authority; No Violation.

(a) CMTY has full corporate power and authority to execute and deliver this Agreement and to consummate the Contemplated Transactions. The execution and delivery of this Agreement by CMTY and the consummation by CMTY of the Contemplated Transactions (including, without limitation, the issuance of the Adjusted PRFS Options) have been duly and validly approved by the Board of Directors of CMTY by unanimous vote and, except for approval by the shareholders of CMTY as required by Nasdaq and the BCL, no other corporate proceedings on the part of CMTY are necessary to consummate the Merger. This Agreement has been duly and validly executed and delivered by CMTY and, subject to receipt of approval of the shareholders of CMTY and the required approvals of Regulatory Authorities described in Section 4.04 hereof, constitutes the valid and binding obligation of CMTY, enforceable against CMTY in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) Subject to (i) receipt of approvals from the Regulatory Authorities referred to in Section 4.04 hereof, (ii) receipt of the approval of the shareholders of CMTY with respect to the Contemplated Transactions and the Articles Amendment and (iii) CMTY’s and PRFS’s compliance with any conditions contained therein, the execution and delivery of this Agreement by CMTY, the consummation of the Contemplated Transactions, and compliance by CMTY or any CMTY Subsidiary with any of the terms or provisions hereof, do not and will not:

(A) conflict with or result in a breach of any provision of the respective articles of incorporation, articles of association or bylaws of CMTY or any CMTY Subsidiary;

(B) violate any statute, rule, regulation, judgment, order, writ, decree or injunction applicable to CMTY or any CMTY Subsidiary or any of their respective properties or assets; or

(C) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, or acceleration of the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the properties or assets of CMTY or any CMTY Subsidiary under, any of the terms or conditions of any note, bond, mortgage, indenture, license, lease, agreement, commitment or other instrument or obligation to which CMTY or any CMTY Subsidiary is a party, or by which they or any of their respective properties or assets may be bound or affected, excluding from clauses (B) and (C) any such items which, in the aggregate, would not have a Material Adverse Effect.

4.04 Consents.

Except for consents and approvals of, or filings with, the SEC, the FRB, the FDIC, the OCC, the PDB, the PDS, the NASD and state securities authorities, no consents or approvals of, or filings or registrations with, any public body or authority are necessary and, except where the failure to obtain any consent or approval would constitute a Material Adverse Effect, no consents or approvals of any third party to a Material Contract are (or will be) necessary in connection with the execution and delivery of this Agreement by CMTY or the consummation of the Contemplated Transactions. Shareholders of CMTY are not entitled to exercise dissenters’ rights in connection with the Contemplated Transactions under applicable law.

4.05 Financial Statements.

(a) CMTY has filed the CMTY Financials with the SEC, except those pertaining to quarterly periods commencing after September 30, 2004, which it will file on or before the applicable deadline. The filed CMTY Financials fairly present, in all material respects, the consolidated financial position, results of operations and cash flows of CMTY as of and for the periods ended on the dates thereof, in accordance with GAAP consistently applied, except in each case as may be noted therein, and subject to normal year-end adjustments and as permitted by Form 10-Q in the case of unaudited statements.

(b) To the Knowledge of CMTY, CMTY did not have any liabilities or obligations of any nature, whether absolute, accrued, contingent or otherwise, which are not fully reflected or reserved against in the balance sheets included in the CMTY Financials as of September 30, 2004, which would have been required to be reflected therein in accordance with GAAP consistently applied or disclosed in a footnote thereto, except for liabilities and obligations which were incurred in the ordinary course of business consistent with past practice, and except for liabilities and obligations which are within the subject matter of a specific representation and warranty herein or which otherwise have not had a Material Adverse Effect.

4.06 No Material Adverse Change. Neither CMTY nor any CMTY Subsidiary has suffered any adverse change in their respective assets, financial condition or results of operations since September 30, 2004 which change has had a Material Adverse Effect.

4.07 Taxes.

(a) CMTY and the CMTY Subsidiaries are members of the same affiliated group within the meaning of IRC Section 1504(a) of which CMTY is the common parent. CMTY has filed, and will file, all material federal, state and local tax returns required to be filed by, or with respect to, CMTY and the CMTY Subsidiaries on or prior to the Closing Date, except to the extent that any failure to file or any inaccuracies would not, individually or in the aggregate, have a Material Adverse Effect, and has paid or will pay, or made or will make, provisions for the payment of all federal, state and local taxes which are shown on such returns to be due for the periods covered thereby from CMTY or any CMTY Subsidiary to any applicable taxing authority, on or prior to the Closing Date, other than taxes which (i) are not delinquent or are being contested in good faith, (ii) have not been finally determined, or (iii) the failure to pay would not, individually or in the aggregate, have a Material Adverse Effect.

(b) No consent pursuant to IRC Section 341(f) has been filed, or will be filed prior to the Closing Date, by or with respect to CMTY or any CMTY Subsidiary.

(c) To the Knowledge of CMTY, there are no material disputes pending, or claims asserted in writing, for taxes or assessments upon CMTY or any CMTY Subsidiary, nor has CMTY nor any CMTY Subsidiary been requested in writing to give any currently effective waivers extending the statutory period of limitation applicable to any federal, state, county or local income tax return for any period.

(d) Proper and accurate amounts have been withheld by CMTY and each CMTY Subsidiary from their employees for all prior periods in compliance in all material respects with the tax withholding provisions of applicable federal, state and local laws, except where failure to do so is not reasonably likely to have a Material Adverse Effect.

4.08 Contracts. Except as described on CMTY Disclosure Schedule 4.08 or in documents listed as exhibits to CMTY’s Securities Documents, neither CMTY nor any CMTY Subsidiary is a party to or subject to: (i) any agreement which by its terms limits the payment of dividends by CMTY or any CMTY Subsidiary, (ii) any contract, other than this Agreement, which restricts or prohibits it from engaging in any type of business permissible under applicable law or (iii) any agreement which may adversely affect the ability of CMTY or any CMTY Subsidiary to consummate the Contemplated Transactions.

4.09 Ownership of Property; Insurance Coverage.

(a) CMTY and each CMTY Subsidiary has, and will have as to property acquired after the date hereof, good, and as to real property, marketable, title to all material assets and properties owned by CMTY or such CMTY Subsidiary, whether real or personal, tangible or intangible, including securities, assets and properties reflected in the balance sheets contained in the CMTY Financials or acquired subsequent thereto (except to the extent that such securities are held in any fiduciary or agency capacity and except to the extent that such assets and properties have been disposed of for fair value, in the ordinary course of business, or have been disposed of as obsolete since the date of such balance sheets), subject to no encumbrances, liens, mortgages, security interests or pledges, except:

(i) those items that secure liabilities for borrowed money and that are described in CMTY Disclosure Schedule 4.09 or permitted under Article V hereof;

(ii) statutory liens for amounts not yet delinquent or which are being contested in good faith;

(iii) liens for current taxes not yet due and payable;

(iv) pledges to secure deposits and other liens incurred in the ordinary course of banking business;

(v) such imperfections of title, easements and encumbrances, if any, as are not material in character, amount or extent; and

(vi) dispositions and encumbrances for adequate consideration in the ordinary course of business.

CMTY and each CMTY Subsidiary have the right under leases of material properties used by CMTY or such CMTY Subsidiary in the conduct of their respective businesses to occupy and use all such properties in all material respects as presently occupied and used by them.

(b) With respect to all agreements pursuant to which CMTY or any CMTY Subsidiary has purchased securities subject to an agreement to resell, if any, CMTY or such CMTY Subsidiary has a valid, perfected first lien or security interest in the securities or other collateral securing the repurchase agreement, and the value of such collateral equals or exceeds the amount of the debt secured thereby, except to the extent that any failure to obtain such a lien or maintain such collateral would not, individually or in the aggregate, have a Material Adverse Effect.

(c) CMTY and each CMTY Subsidiary maintain insurance in amounts considered by CMTY to be reasonable for their respective operations, and such insurance is similar in scope and coverage in all material respects to that maintained by other businesses similarly situated. Neither CMTY nor any CMTY Subsidiary has received notice from any insurance carrier that:

(i) such insurance will be cancelled or that coverage thereunder will be reduced or eliminated; or

(ii) premium costs with respect to such insurance will be substantially increased; except to the extent such cancellation, reduction, elimination or increase would not have a Material Adverse Effect.

(d) CMTY and each CMTY Subsidiary maintain such fidelity bonds, directors’ and officers’ liability insurance and errors and omissions insurance as may be customary or required under applicable laws or regulations.

4.10 Financing. At the Effective Date, CMTY will have available cash sufficient to pay the amounts required to be paid to PRFS shareholders pursuant to this Agreement and shares available and reserved to pay the Common Stock Consideration, upon consummation of the Merger.

4.11 Legal Proceedings. Except as set forth in CMTY Disclosure Schedule 4.11, neither CMTY nor any CMTY Subsidiary is a party to any, and there are no pending or, to the Knowledge of CMTY, threatened, legal, administrative, arbitration or other proceedings, claims, actions, customer complaints, or governmental investigations or inquiries of any nature:

(a) against CMTY or any CMTY Subsidiary;

(b) to which the assets of CMTY or any CMTY Subsidiary are subject;

(c) challenging the validity or propriety of any of the Contemplated Transactions; or

(d) which could materially adversely affect the ability of CMTY or any other CMTY Subsidiary to perform their respective obligations under this Agreement and the Bank Plan of Merger; except for any proceedings, claims, actions, investigations, or inquiries referred to in clauses (a) or (b) which, individually or in the aggregate, would not have a Material Adverse Effect.

4.12 Compliance with Applicable Law and Agreements.

(a) CMTY and each CMTY Subsidiary hold all licenses, franchises, permits and authorizations necessary for the lawful conduct of their respective businesses under, and have complied in all material respects with, applicable laws, statutes, orders, rules or regulations of any Regulatory Authority relating to them, other than where such failure to hold or such noncompliance will neither result in a limitation in any material respect on the conduct of their respective businesses nor otherwise have a Material Adverse Effect.

(b) CMTY and each CMTY Subsidiary have filed all reports, registrations and statements, together with any amendments required to be made with respect thereto, that they were required to file with any Regulatory Authority, and have filed all other reports and statements required to be filed by them, including without limitation any report or statement required to be filed pursuant to the laws, rules or regulations of the United States, any state or any Regulatory Authority, and have paid all fees and assessments due and payable in connection therewith, except where the failure to file such report, registration or statement or to pay such fees and assessments, either individually or in the aggregate, would not have a Material Adverse Effect.

(c) No Regulatory Authority has initiated any proceeding or, to the Knowledge of CMTY, investigation into the businesses or operations of CMTY or any of its Subsidiaries, except where any such proceedings or investigations will not, individually or in the aggregate, have a Material Adverse Effect, or such proceedings or investigations have been terminated or otherwise resolved.

(d) Neither CMTY nor any CMTY Subsidiary has received any notification or communication from any Regulatory Authority:

(i) asserting that CMTY or any CMTY Subsidiary is not in substantial compliance with any of the statutes, regulations or ordinances which such Regulatory Authority enforces, unless such assertion has been waived, withdrawn or otherwise resolved;

(ii) threatening to revoke any license, franchise, permit or governmental authorization which is material to CMTY or any CMTY Subsidiary;

(iii) requiring or threatening to require CMTY or any CMTY Subsidiary, or indicating that CMTY or any CMTY Subsidiary may be required, to enter into a cease and desist order, agreement or memorandum of understanding or any other agreement restricting or limiting, or purporting to restrict or limit, in any manner the operations of CMTY or any CMTY Subsidiary, including without limitation any restriction on the payment of dividends; or

(iv) directing, restricting or limiting, or purporting to direct, restrict or limit, in any manner the operations of CMTY or any CMTY Subsidiary (any such notice, communication, memorandum, agreement or order described in this sentence herein referred to as a Regulatory Agreement”); in each case except as heretofore disclosed to PRFS.

(e) Neither CMTY nor any CMTY Subsidiary has received, consented to, or entered into any pending Regulatory Agreement.

(f) To the Knowledge of CMTY, there is no unresolved violation, criticism, or exception by any Regulatory Authority with respect to any Regulatory Agreement which if resolved in a manner adverse to CMTY or any CMTY Subsidiary would have a Material Adverse Effect.

(g) There is no injunction, order, judgment or decree imposed upon CMTY or any CMTY Subsidiary or the assets of CMTY or any CMTY Subsidiary which has had, or, to the Knowledge of CMTY, would have, a Material Adverse Effect.

(h) Neither CMTY nor any CMTY Subsidiary has breached or defaulted on any agreement, contract, commitment, arrangement or other instrument to which any of them is a party or by which any of them may be bound, other than any breach or default that would not have a Material Adverse Effect.

4.13 ERISA.

(a) CMTY has delivered or made available to PRFS true and complete copies of any employee pension benefit plans within the meaning of ERISA Section 3(2), profit sharing plans, stock purchase plans, deferred compensation and supplemental income plans, supplemental executive retirement plans, annual incentive plans, group insurance plans, and all other employee welfare benefit plans within the meaning of ERISA Section 3(1) (including vacation pay, sick leave, short-term disability, long-term disability, and medical plans) and all other employee benefit plans, policies, agreements and arrangements, all of which are listed in CMTY Disclosure Schedule 4.13, currently maintained or contributed to for the benefit of the employees or former employees (including retired employees) and any beneficiaries thereof or directors or former directors of CMTY or any other entity (a “CMTY ERISA Affiliate”) that, together with CMTY, is treated as a single employer under IRC Sections 414(b), (c), (m) or (o) (collectively, the “CMTY Benefit Plans”), together with:

(i) the most recent actuarial reports (if any) and financial reports relating to those CMTY Benefit Plans which constitute “qualified plans” under IRC Section 401(a);

(ii) the most recent Form 5500 (if any) relating to such CMTY Benefit Plans filed by them, respectively, with the IRS; and

(iii) the most recent IRS determination letters which pertain to any such CMTY Benefit Plans.

(b) Neither CMTY nor any CMTY ERISA Affiliate, and no pension plan (within the meaning of ERISA Section 3(2)) maintained or contributed to by CMTY or any CMTY ERISA Affiliate, has incurred any liability to the Pension Benefit Guaranty Corporation or to the IRS with respect to any pension plan qualified under IRC Section 401(a), except liabilities to the Pension Benefit Guaranty Corporation pursuant to ERISA Section 4007, all of which have been fully paid, nor has any reportable event under ERISA Section 4043(b) (with respect to which the 30 day notice requirement has not been waived) occurred with respect to any such pension plan.

(c) Neither CMTY nor any CMTY ERISA Affiliate has ever contributed to or otherwise incurred any liability with respect to a multi-employer plan (within the meaning of ERISA Section 3(37)).

(d) Each CMTY Benefit Plan has been maintained, operated and administered in compliance in all respects with its terms and related documents or agreements and the applicable provisions of all laws, including ERISA and the IRC, except where any such non-compliance would not have a Material Adverse Effect.

(e) There is no existing, or, to the Knowledge of CMTY, contemplated, audit of any CMTY Benefit Plan by the IRS, the U.S. Department of Labor, the Pension Benefit Guaranty Corporation or any other governmental authority. In addition, there are no pending or threatened claims by, on behalf of or with respect to any CMTY Benefit Plan, or by or on behalf of any individual participant or beneficiary of any CMTY Benefit Plan, alleging any violation of ERISA or any other applicable laws, or claiming benefits (other than claims for benefits not in dispute and expected to be granted promptly in the ordinary course of business), nor to the Knowledge of CMTY, is there any basis for such claim.

(f) With respect to any services which CMTY or any CMTY Subsidiary may provide as a record-keeper, administrator, custodian, fiduciary, trustee or otherwise for any plan, program, or arrangement subject to ERISA (other than any CMTY Benefit Plan), to the Knowledge of CMTY, CMTY or the relevant CMTY Subsidiary:

(i) has correctly computed all contributions, payments or other amounts in accordance with the applicable documents of any such plan, program or arrangement;

(ii) has not engaged in any prohibited transactions (as defined in ERISA Section 406 for which an exemption does not exist);

(iii) has not breached any duty imposed on CMTY or the relevant CMTY Subsidiary acting as a record-keeper, administrator, custodian, fiduciary, or trustee by ERISA: and

(iv) has not otherwise incurred any liability to the IRS, the Department of Labor, the Pension Benefit Guaranty Corporation, or to any beneficiary, fiduciary or sponsor of any ERISA plan in the performance (or non-performance) of services; except where any such action or inaction would not have a Material Adverse Effect.

4.14 Brokers and Finders. Neither CMTY, any CMTY Subsidiary, nor any of their respective officers, directors, employees, independent contractors or agents, has employed any broker, finder, investment banker or financial advisor, or incurred any liability for any fees or commissions to any such person, in connection with the Contemplated Transactions, except for Sandler O’Neill & Partners, L.P. (“Sandler”).

4.15 Environmental Matters.

(a) Except as set forth on CMTY Disclosure Schedule 4.15, to the Knowledge of CMTY, neither CMTY nor any CMTY Subsidiary, nor any property owned or operated by CMTY or any CMTY Subsidiary, has been or is in violation of or liable under any Environmental Law, except for such violations or liabilities that, individually or in the aggregate, would not have a Material Adverse Effect. Except as set forth on CMTY Disclosure Schedule 4.15, there are no actions, suits or proceedings, or demands, claims or notices, including without limitation notices, demand letters or requests for information from any Regulatory Authority, instituted or pending, or to the Knowledge of CMTY, threatened, or any investigation pending, relating to the liability of CMTY or any CMTY Subsidiary with respect to any property owned or operated by CMTY or any CMTY Subsidiary under any Environmental Law, except as to any such actions or other matters which would not result in a Material Adverse Effect.

(b) Except as set forth on CMTY Disclosure Schedule 4.15, to the Knowledge of CMTY, no property, now or formerly owned or operated by CMTY or any CMTY Subsidiary or on which CMTY or any CMTY Subsidiary holds or held a mortgage or other security interest or has foreclosed or taken a deed in lieu or foreclosure, has been listed or proposed for listing on the National Priority List under CERCLA on the Comprehensive Environmental Response Compensation and Liabilities Information System, or any similar state list, or which is the subject of federal, state or local enforcement actions or other investigations which may lead to claims against CMTY or any CMTY Subsidiary for response costs, remedial work, investigation, damage to natural resources or for personal injury or property damage claim, including, but not limited to, claims under CERCLA, which would have a Material Adverse Effect.

4.16 Business of CMTY. Since September 30, 2004, neither CMTY nor any CMTY Subsidiary has, in any material respect:

(a) increased the wages, salaries, compensation, pension or other employee benefits payable to any executive officer, employee or director;

(b) terminated any material employee benefit plan;

(c) deferred routine maintenance of real property or leased premises;

(d) eliminated a reserve where the liability related to such reserve has remained;

(e) failed to depreciate capital assets in accordance with past practice or to eliminate capital assets which are no longer used in its business; or

(f) had extraordinary reduction or deferral of ordinary or necessary expenses.

4.17 CRA Compliance. CMTY and Community Banks are in material compliance with the applicable provisions of the CRA, and, as of the date hereof, Community Banks has received a CRA rating of “satisfactory” or better from the FDIC. To the Knowledge of CMTY, there is no fact or circumstance or set of facts or circumstances which would cause Community Banks to fail to comply with such provisions in a manner which would have a Material Adverse Effect.

4.18 Allowance for Loan Losses. The allowance for loan losses shown, and to be shown, on the balance sheets contained in the CMTY Financials have been, and will be, established in accordance with GAAP and all applicable regulatory criteria.

4.19 Bank Merger.

(a) Community Banks has full corporate power and authority to execute and deliver the Bank Plan of Merger and to consummate the Bank Merger. The execution and delivery of the Bank Plan of Merger by Community Banks and the consummation by Community Banks of the Bank Merger have been (or will be) duly and validly approved by the Board of Directors of Community Banks and by CMTY as sole shareholder of Community Banks, and no other corporate proceedings on the part of Community Banks are necessary to consummate the Bank Merger. Subject to receipt of required approvals of Regulatory Authorities, the Bank Plan of Merger, upon its execution and delivery by Community Banks concurrently with the execution and delivery of this Agreement, will constitute the valid and binding obligation of Community Banks, enforceable against Community Banks in accordance with its terms, subject to applicable bankruptcy, insolvency and similar laws affecting creditors’ rights generally and subject, as to enforceability, to general principles of equity.

(b) The execution and delivery of the Bank Plan of Merger and the consummation of the Bank Merger will not:

(i) conflict with or result in a breach of any provision of the respective articles of incorporation or association or bylaws of CMTY or Community Banks;

(ii) subject to receipt of required approvals of Regulatory Authorities, violate any statute, rule, regulation, judgment, order, writ, decree or injunction applicable to CMTY or Community Banks or any of their respective properties or assets; or

(iii) violate, conflict with, result in a breach of any provisions of, constitute a default (or an event which, with notice or lapse of time, or both, would constitute a default) under, result in the termination of, or acceleration of the performance required by, or result in a right of termination or acceleration or the creation of any lien, security interest, charge or other encumbrance upon any of the respective properties or assets of CMTY or Community Banks under, any of the terms or conditions of any note, bond, mortgage, indenture, license, lease, agreement, commitment or other instrument or obligation to which CMTY or Community Banks is a party, or by which they or any of their respective properties or assets may be bound or affected; excluding from clauses (ii) and (iii) any such items which, in the aggregate, would not have a Material Adverse Effect.

4.20 Information to be Supplied.

(a) The information supplied by CMTY for inclusion in the Registration Statement (including the Joint Prospectus/Proxy Statement) will not, at the time the Registration Statement is declared effective pursuant to the Securities Act, and as of the date the Joint Prospectus/Proxy Statement is mailed to shareholders of CMTY and PRFS, and up to and including the date of the PRFS Shareholders Meeting, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements made therein, in the light of the circumstances in which they were made, not misleading.

(b) The information supplied by CMTY for inclusion in the Applications will, at the time each such document is filed with any Regulatory Authority and up to and including the dates of any required regulatory approvals or consents, as such Applications may be amended by subsequent filings, be accurate in all material respects.

4.21 Related Party Transactions.

(a) Except as set forth on CMTY Disclosure Schedule 4.21, or as is disclosed in the footnotes to the CMTY Financials, as of the date hereof, neither CMTY nor any CMTY Subsidiary is a party to any transaction (including any loan or other credit accommodation but excluding deposits in the ordinary course of business) with any Affiliate of CMTY or any CMTY Subsidiary, and all such transactions were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other “persons” (as defined in Section 13(d) of the Exchange Act and the rules and regulations thereunder), except with respect to variations in such terms as would not, individually or in the aggregate, have a Material Adverse Effect.

(b) Except as set forth in CMTY Disclosure Schedule 4.21, as of the date hereof, no loan or credit accommodation to any Affiliate of CMTY or any CMTY Subsidiary is presently in default or, during the three-year period prior to the date of this Agreement, has been in material default or has been restructured, modified or extended in any manner which would have a Material Adverse Effect. To the Knowledge of CMTY, as of the date hereof, principal and interest with respect to any such loan or other credit accommodation will be paid when due and the loan grade classification accorded such loan or credit accommodation is appropriate.

4.22 Loans. To the Knowledge of CMTY, all loans reflected as assets in the CMTY Financials are evidenced by notes, agreements or other evidences of indebtedness which are true, genuine and correct, and to the extent secured, are secured by valid liens and security interests which have been perfected, excluding loans as to which the failure to satisfy the foregoing standards would not have a Material Adverse Effect.

4.23 Reorganization. As of the date hereof, CMTY does not have any reason to believe that the Merger will fail to qualify as a reorganization under Section 368(a) of the IRC. CMTY shall not take any action which would preclude the Merger from qualifying as a reorganization within the meaning of Section 368 of the IRC.

4.24 Fairness Opinion. CMTY has received a written opinion from Sandler to the effect that, as of the date hereof, the consideration to be paid by CMTY pursuant to this Agreement is fair, from a financial point of view, to CMTY and the CMTY Shareholders.

4.25 CMTY Common Stock. The shares of CMTY Common Stock to be issued and delivered to PRFS shareholders in accordance with this Agreement, and the shares of CMTY Common Stock issuable pursuant to the Adjusted PRFS Options, when so issued and delivered, will be validly authorized and issued and fully paid and non-assessable, and no shareholder of CMTY shall have any pre-emptive right with respect thereto.

4.26 Securities Documents. CMTY has delivered to or made available to PRFS copies of:

(a) the annual reports to shareholders for the years 2001, 2002 and 2003 that were delivered with its proxy statements for such years;

(b) all other reports, registration statements and filings of CMTY filed with the SEC since January 1, 2004; and

(c) CMTY’s proxy materials used in connection with its meetings of shareholders held in 2003 and 2004.

Such reports and proxy materials complied, in all material respects, and any future SEC reports, filings, and proxy materials will comply, in all material respects, with the rules and regulations of the SEC to the extent applicable thereto. All such SEC reports, filings and proxy materials did not and will not, at the time of their filing, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading.

4.27 Rights Agreement. No event or circumstance has occurred resulting in, and neither the execution nor consummation of this Agreement by CMTY will result in the grant, issuance or triggering of any right or entitlement or the obligation to grant or issue any interest in CMTY Common Stock or enable or allow any right or other interest associated with the Rights Agreement to be exercised, distributed or triggered.

4.28 “Well Capitalized”. CMTY and Community Banks are “well capitalized” within the meaning of the FRB’s and FDIC’s regulations, respectively. CMTY and Community Banks will be “well capitalized” on the Closing Date.

4.29 Quality of Representations. To the Knowledge of CMTY, no representation made by CMTY in this Agreement contains any untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

ARTICLE V—COVENANTS OF THE PARTIES

5.01 Conduct of PRFS’s Business. Through the Closing Date, PRFS shall, and shall cause each PRFS Subsidiary to, in all material respects, conduct its businesses and engage in transactions only in the ordinary course and consistent with past practice, except as otherwise required or contemplated by this Agreement or with the written consent of CMTY. PRFS shall, and shall cause each PRFS Subsidiary to, use its reasonable good faith efforts to preserve its business organization intact, maintain good relationships with employees, and preserve the good will of customers of PRFS or the PRFS Subsidiaries and others with whom business relationships exist. Through the Closing Date, except as otherwise consented to in writing by CMTY (such consent shall not be unreasonably withheld) or as permitted by this Agreement, PRFS shall not, and shall not permit any PRFS Subsidiary to:

(a) change any provision of its articles of incorporation or of its bylaws;

(b) change the number of authorized or issued shares of its capital stock; repurchase any shares of capital stock; or issue or grant any option, warrant, call, commitment, subscription, Right or agreement of any character relating to its authorized or issued capital stock or any securities convertible into shares of capital stock; declare, set aside or pay any dividend or other distribution in respect of capital stock; or redeem or otherwise acquire any shares of PRFS capital stock; except that:

(i) PRFS may issue shares of PRFS Common Stock upon the valid exercise of any PRFS Options issued and outstanding on the date hereof;

(ii) PRFS may declare and pay quarterly cash dividends at a rate of $0.22 per share each quarter until the Closing Date in accordance with past practice (the “Quarterly Per Share Dividend Amount”);

(iii) subject to applicable regulatory restrictions, if any, Blue Ball may pay cash dividends to PRFS sufficient for PRFS to fund any dividend by PRFS permitted hereunder;

(iv) any PRFS Subsidiary may pay dividends to PRFS in the ordinary course of business consistent with past practice;

(v) Nothing set forth in this Agreement shall be construed to permit PRFS shareholders to receive two quarterly dividends either from PRFS or from PRFS and CMTY in any calendar quarter or to deny or prohibit them from receiving one quarterly dividend from PRFS or CMTY in any calendar quarter, and the parties shall cooperate with one another to coordinate quarterly dividend payment dates and record dates in the quarter in which the Closing Date is reasonably anticipated to occur to achieve such results;

(c) grant any severance or termination pay to (except under the agreements identified in PRFS Disclosure Schedule 5.01(c) and other than pursuant to policies or agreements of PRFS or any PRFS Subsidiary in effect on the date hereof) or enter into or amend any employment, consulting, severance, “change-in-control” or termination contract or arrangement with any officer, director, employee, independent contractor, agent or other person associated with PRFS or any PRFS Subsidiary; notwithstanding anything contained in this Agreement to the contrary, the payment of any severance benefit, termination pay, deferred compensation or other benefit to any officer of PRFS or Blue Ball pursuant to and in accordance with any agreement identified in PRFS Disclosure Schedule 5.01(c) shall not constitute a breach of any representation, warranty or covenant contained in this Agreement and shall be honored by CMTY and be given full force and effect by CMTY on and after the Closing Date;

(d) grant job promotions or increase the rate of compensation of, or pay any bonus to, any director, officer, employee, independent contractor, agent or other person associated with PRFS or any PRFS Subsidiary, except for:

(i) routine periodic pay increases, selective merit pay increases and pay-raises in connection with promotions, all in accordance with past practice; provided, however, that such pay increases and raises shall not exceed five percent (5%) in the aggregate;

(ii) annual bonuses in the ordinary course for 2004, determined consistently with past practice and in accordance with the Bonus Compensation Plan and the Executive Incentive Compensation Plan of PRFS in effect as of the date hereof, to be payable on or before December 31, 2004, to persons designated by PRFS;

(iii) with respect to Melvin Pankuch, Joseph Spada, George Crisp and Michael Peuler (“Executives”), in lieu of the annual bonus under the Executive Incentive Compensation Plan (the “EIC Plan”) which would otherwise be payable to the Executives in 2005 in respect of PRFS’ 2004 financial performance, PRFS shall pay to each Executive who is eligible to participate in the EIC Plan, on or before December 31, 2004, an amount equal to the bonus paid to him under the EIC Plan in 2004 with respect to PRFS’ 2003 financial performance, subject to the advance written approval of CMTY (which approval shall not be unreasonably withheld);

(iv) annual bonuses in the ordinary course for 2005, determined consistently with past practice and in accordance with the Bonus Compensation Plan and the EIC Plan of PRFS in effect as of the date hereof but pro-rated to the Closing Date, to be payable on or immediately prior to the Closing Date, to persons designated by PRFS and approved by CMTY (which approval shall not be unreasonably withheld); and

(e) except as set forth in PRFS Disclosure Schedule 5.01(e), merge or consolidate with any other corporation; sell or lease all or any substantial portion of its assets or businesses; make any acquisition of all or any substantial portion of the business or assets of any other person, firm, association, corporation or business organization; enter into a purchase and assumption transaction with respect to deposits, loans or liabilities; relocate or surrender its certificate of authority to maintain, or file an application for the relocation of, any existing office; file an application for a certificate of authority to establish a new office; change the status of any office as to its supervisory jurisdiction; or fail to maintain and enforce in any material respect its code of ethics and applicable compliance procedures;

(f) sell or otherwise dispose of any material asset, other than in the ordinary course of business, consistent with past practice; subject any asset to a lien, pledge, security interest or other encumbrance, other than in the ordinary course of business consistent with past practice; modify in any material manner the manner in which it has heretofore conducted its business or enter into any new line of business; incur any indebtedness for borrowed money, except in the ordinary course of business, consistent with past practice;

(g) take any action which would result in any of the conditions set forth in Article VI hereof not being satisfied;

(h) change any method, practice or principle of accounting, except as required by changes in GAAP concurred in by its independent certified public accountants; or change any assumption underlying, or any method of calculation of, depreciation of any type of asset or establishment of any reserve;

(i) waive, release, grant or transfer any rights of material value or modify or change in any material respect any existing material agreement to which it is a party, other than in the ordinary course of business, consistent with past practice;

(j) implement any pension, retirement, profit-sharing, bonus, welfare benefit or similar plan or arrangement that was not in effect on the date of this Agreement, or except as may otherwise be provided for herein, amend any existing plan or arrangement except as required by law;

(k) amend or otherwise modify its underwriting and other lending guidelines and policies in effect as of the date hereof or otherwise fail to conduct its lending activities in the ordinary course of business consistent with past practice;

(l) enter into, renew, extend or modify any other transaction with any Affiliate, other than deposit and loan transactions in the ordinary course of business and which are in compliance with the requirements of applicable laws and regulations;

(m) enter into any interest rate swap, floor or cap or similar commitment, agreement or arrangement;

(n) take any action that would accelerate any right of payment to any individual under any employment agreement, except (i) in the ordinary course of business consistent with past practice, (ii) for the execution of this Agreement or (iii) pursuant to Sections 5.01(c) and 5.01(d)(iii) of this Agreement;

(o) purchase any security for its investment portfolio rated less than “AAA” or higher by either Standard & Poor’s Corporation or higher by Moody’s Investor Services, Inc., except as approved by CMTY (which approval shall not be unreasonably withheld) ;

(p) except as set forth on PRFS Disclosure Schedule 5.01(p), make any capital expenditure of $100,000 or more; or undertake or enter into any lease, contract or other commitment for its account, other than in the ordinary course of business, involving an unbudgeted expenditure by PRFS of more than $75,000, or extending beyond twelve (12) months from the date hereof;

(q) take any action that would preclude the Merger from qualifying as a reorganization within the meaning of Section 368 of the IRC; or

(r) agree to do any of the foregoing.

5.02 Access; Confidentiality. Through the Closing Date:

(a) Each party hereto shall afford to the other, including its authorized agents and representatives, reasonable access to its and its Subsidiaries’ businesses, properties, assets, books and records and personnel, at reasonable hours and after reasonable notice; and the officers of each party shall furnish the other party making such investigation, including its authorized agents and representatives, with such financial and operating data and other information with respect to such businesses, properties, assets, books and records and personnel as the party making such investigation, or its authorized agents and representatives, shall from time to time reasonably request.

(b) Each party hereto agrees that it, and its authorized agents and representatives, will conduct such investigation and discussions hereunder in a confidential manner and otherwise in a manner so as not to interfere unreasonably with the other party’s normal operations and customer and employee relationships. Neither PRFS, CMTY, nor any of their respective Subsidiaries, shall be required to provide access to or disclose information where such access or disclosure would violate or prejudice the rights of customers, jeopardize attorney-client privilege or similar privilege with respect to such information or contravene any law, rule, regulation, decree, order, fiduciary duty or agreement entered into prior to the date hereof.

(c) All information furnished to CMTY or PRFS by the other in connection with the Contemplated Transactions, whether prior to the date of this Agreement or subsequent hereto, shall be held in confidence to the extent required by, and in accordance with, the Confidentiality Agreement.

5.03 Regulatory Matters. Through the Closing Date:

(a) CMTY and PRFS shall cooperate with one another in the preparation of the Registration Statement (including the Joint Prospectus/Proxy Statement) and all Applications and the making of all filings for, and shall use their reasonable best efforts to obtain, as promptly as practicable, all necessary permits, consents, approvals, waivers and authorizations of all Regulatory Authorities necessary or advisable to consummate the Contemplated Transactions. CMTY and PRFS shall each give the other reasonable time to review any Application to be filed by it prior to the filing of such Application with the relevant Regulatory Authority, and each shall consult the other with respect to the substance and status of such filings.

(b) PRFS and CMTY shall each promptly furnish the other with copies of written communications to, or received by them from, any Regulatory Authority in respect of the Contemplated Transactions.

(c) PRFS and CMTY shall cooperate with each other in the foregoing matters and shall furnish the other with all information concerning itself as may be necessary or advisable in connection with any Application or filing, including any report filed with the SEC, made by or on behalf of such party to or with any Regulatory Authority in connection with the Contemplated Transactions, and in each such case, such information shall be accurate and complete in all material respects. In connection therewith, PRFS and CMTY shall use their reasonable good faith efforts to provide each other certificates, “comfort” letters and other documents reasonably requested by the other.

5.04 Taking of Necessary Actions. Through the Closing Date, in addition to the specific agreements contained herein, each party hereto shall use reasonable best efforts to take, or cause to be taken by each of its Subsidiaries, all actions, and to do, or cause to be done by each of its Subsidiaries, all things necessary, proper or advisable under applicable laws and regulations to consummate and make effective the Contemplated Transactions including, if necessary, appealing any adverse ruling in respect of any Application.

5.05 No Solicitation. PRFS shall not, nor shall it authorize or permit any of its officers, directors or employees or any investment banker, financial advisor, attorney, accountant or other representative retained by it to:

(a) initiate, solicit, encourage (including by way of furnishing information), or take any other action to facilitate, any inquiries or the making of any proposal which constitutes an Acquisition Proposal (as defined herein);

(b) enter into or maintain or continue discussions or negotiate with any person in furtherance of an Acquisition Proposal, unless the failure to do so, in the good faith judgment of the PRFS board of directors, after consultation with its legal counsel, could reasonably constitute a breach of fiduciary duty by the directors of PRFS under the laws of the Commonwealth of Pennsylvania; or

(c) agree to or endorse any Acquisition Proposal, unless the failure to do so, in the good faith judgment of the PRFS board of directors, after consultation with its legal counsel, could reasonably constitute a breach of fiduciary duty by the directors of PRFS under the laws of the Commonwealth of Pennsylvania.

PRFS shall notify CMTY as promptly as practicable, in reasonable detail, as to any inquiries and proposals which it or any of its representatives or agents may receive.

As used herein, the term “Acquisition Proposal” means a bona fide proposal (including a written communication) from a party other than CMTY or an Affiliate of CMTY for: (A) any merger, consolidation or acquisition of all or substantially all the assets or liabilities of PRFS or Blue Ball, or any other business combination involving PRFS or Blue Ball; or (B) a transaction involving the transfer of beneficial ownership of securities representing, or the right to acquire beneficial ownership or to vote securities representing, 24.9% or more of the then outstanding shares of PRFS Common Stock or the then outstanding shares of common stock of Blue Ball.

5.06 Update of Disclosure Schedules. Through the Closing Date, PRFS shall update the PRFS Disclosure Schedules, and CMTY shall update the CMTY Disclosure Schedules, as promptly as practicable after the occurrence of any event which, if such event had occurred prior to the date hereof, would have been disclosed on such schedule.

5.07 Other Undertakings by CMTY and PRFS.

(a) Undertakings of PRFS.

(i) Shareholder Approval. PRFS shall submit this Agreement to its shareholders for approval at a meeting (the “PRFS Shareholders Meeting”) with the recommendation (unless it believes, after consultation with its legal counsel, that such recommendation could reasonably violate the PRFS Board of Directors’ fiduciary duties) of its Board of Directors to such shareholders to approve this Agreement. The PRFS Shareholders Meeting shall be held not later than 45 days (subject to the effectiveness of the Registration Statement) after all consents of Regulatory Authorities have been received and all other conditions have been satisfied or waived (other than those conditions which are to be fulfilled at the Closing). In the event PRFS receives an Acquisition Proposal and it has not violated Section 5.05 of this Agreement, nothing set forth in this Agreement shall prohibit PRFS from submitting an Acquisition Proposal to its shareholders for consideration.

(ii) Phase I Environmental Audit. PRFS shall permit CMTY, if CMTY elects to do so, at its own cost and expense, to cause a “Phase I environmental audit” to be performed at any physical location owned or occupied by PRFS or any PRFS Subsidiary; provided that CMTY shall obtain, with the assistance of PRFS, any consents or approvals required by any landlord that leases any such physical location to PRFS or a PRFS Subsidiary.

(iii) Dividend Reinvestment Plan. As soon as legally permissible after the date of this Agreement, PRFS shall suspend the operation of PRFS’s Dividend Reinvestment Plan through the earlier of the Closing Date or the termination of this Agreement.

(b) Undertakings of CMTY and PRFS.

(i) Filings and Approvals. CMTY and PRFS shall cooperate with each other in the preparation and filing, as soon as practicable, of:

(A) the Applications;

(B) the Registration Statement (including the Joint Prospectus/Proxy Statement) and related filings, if any, under state securities laws relating to the Merger; and

(C) all other documents necessary to obtain any other approvals and consents required to effect consummation of the Contemplated Transactions.

(ii) Public Announcements. CMTY and PRFS shall agree upon the form and substance of any press release related to this Agreement and the Contemplated Transactions, but nothing contained herein shall prohibit either party, following notification to the other party, from making any disclosure which its counsel deems necessary under applicable law.

(iii) Maintenance of Insurance. CMTY and each CMTY Subsidiary, and PRFS and each PRFS Subsidiary, shall maintain insurance in such amounts as CMTY and PRFS, respectively, believe are reasonable to cover such risks as are customary in relation to the character and location of its and their respective Subsidiaries’ properties and the nature of its and their respective Subsidiaries’ businesses.

(iv) Maintenance of Books and Records. CMTY and each CMTY Subsidiary, and PRFS and each PRFS Subsidiary, shall maintain books of account and records on a basis consistent with past practice.

(v) Taxes. CMTY and each CMTY Subsidiary, and PRFS and each PRFS Subsidiary, shall file all federal, state, and local tax returns required to be filed by it on or before the date such returns are due, including any extensions, and pay all taxes shown to be due on such returns on or before the dates such payments are due, except those being contested in good faith.

(vi) Integration Team. CMTY and PRFS shall cooperate with each other in the selection of an integration team, which team shall plan and implement an orderly, cost-effective consolidation of the deposit and information technology operations of Community Banks into Blue Ball’s operations in Blue Ball, Pennsylvania.

(vii) In-House Operations. CMTY and PRFS shall, subject to applicable legal requirements, cooperate with each other in an orderly, cost-effective consolidation of operations.

(viii) Delivery of Financial Statements. CMTY and PRFS shall each deliver to the other, as soon as practicable after the end of each month and after the end of each calendar quarter prior to the

Effective Date, commencing with the month ended October 31, 2004, an unaudited consolidated balance sheet as of such date and related unaudited consolidated statements of income for the periods then ended, which financial statements shall fairly present, in all material respects, its consolidated financial condition, results of operations for the periods then ended in accordance with GAAP, subject to year-end audit adjustments and footnotes.

(c) Undertakings of CMTY.

(i) Employee Severance Policy.

(A) Subject to CMTY’s usual personnel and qualification policies, CMTY will endeavor to continue the employment of all current non-management employees of PRFS in positions that will contribute to the successful performance of the combined organization. More specifically, CMTY will, after consultation with PRFS, prior to or soon after the Closing Date, inform each PRFS employee of the likelihood of such employee having continued employment with CMTY, Community Banks or any other CMTY Subsidiary following the Closing, and will permit any PRFS employee to apply for any employment position posted as available with CMTY, Community Banks or any other CMTY Subsidiary. If CMTY elects to eliminate a position or does not offer the employee a position of substantially similar job descriptions or responsibilities at substantially the same salary level in a work location within twenty-five (25) miles of the employee’s then current work location with PRFS (referred to herein as “Comparable Employment”), CMTY will make severance payments to the displaced employee as set forth in this Section 5.07(c)(i).

(B) Subject to the following minimum benefits, CMTY will grant an eligible full-time employee, who was exempt as of the date of this Agreement, two weeks of severance pay (at his then current pay rate) for each year of service with PRFS or any PRFS Subsidiary prior to the employment termination date. The minimum benefit for exempt employees shall be two (2) weeks’ salary, and the maximum severance benefit will be fifty-two (52) weeks’ salary for PRFS exempt employees. CMTY will grant an eligible full-time employee, who was not exempt as of the date of this Agreement, one week of severance pay (at his then current pay rate) for each year of service with PRFS or any PRFS Subsidiary prior to the employment termination date. The minimum benefit for non-exempt employees shall be one (1) week’s salary, and the maximum severance benefit will be twenty-six (26) weeks’ salary for PRFS non-exempt employees.

(C) All employees of PRFS or of any PRFS Subsidiary as of the Closing Date to whom CMTY does not offer Comparable Employment (as defined in Section 5.07(c)(i)(A)) with CMTY (each, an “Eligible PRFS Employee”) will be eligible for severance benefits set forth in this Section 5.07(c)(i), except that no employee of PRFS or of any PRFS Subsidiary who shall receive any payment or benefit pursuant to any “change in control” agreement or similar plan or right shall be an Eligible PRFS Employee.

(D) Each Eligible PRFS Employee will remain eligible for such benefits if his or her employment is terminated, other than for “cause,” within twelve months after the Effective Date.

(E) CMTY shall make outplacement services and job counseling services available to each PRFS employee who becomes eligible to receive severance benefits hereunder, and who was an exempt employee as of the date of this Agreement, on a basis to be mutually agreed upon by PRFS and CMTY prior to the Effective Date.

(F) For purposes of this Section 5.07(c)(i), “cause” means the employer’s good faith reasonable belief that the employee (1) committed fraud, theft or embezzlement; (2) falsified corporate records; (3) disseminated confidential information concerning customers, CMTY, any CMTY Subsidiary or any of its or their employees in violation of any applicable confidentiality agreement or policy; (4) had documented unsatisfactory job performance; or (5) violated CMTY’s Code of Conduct.

(ii) Employee Benefits

(A) As of the Effective Date, each employee of PRFS or of any PRFS Subsidiary who becomes an employee of CMTY or of any CMTY Subsidiary shall be entitled to full credit for each year of service with PRFS or the PRFS Subsidiary for purposes of determining eligibility for participation and vesting and other appropriate benefits, but not benefit accrual, in CMTY’s, or as appropriate, in the CMTY Subsidiary’s, employee benefit plans, programs and policies. CMTY shall use the original date of hire by PRFS or a PRFS Subsidiary in making these determinations.

(B) The employee benefits provided to former employees of PRFS or a PRFS Subsidiary after the Effective Date shall be equivalent in the aggregate to the employee benefits provided by CMTY or its Subsidiaries to their similarly situated employees. The medical, dental and life insurance plans, programs or policies, if any, that become applicable to former employees of PRFS or any PRFS Subsidiary shall not contain any waiting period for coverage or exclusion or limitation with respect to any pre-existing condition of any such employees or their dependents. In the event that the parties’ medical or dental welfare benefit plans are merged prior to December 31, 2005, any deductibles, co-payments or other out-of-pocket expenses paid by a participant under any PRFS or PRFS Subsidiary medical or dental welfare benefit plan with respect to the period from January 1, 2005 through the Effective Date shall be credited towards the satisfaction of any like deductible, co-payment or other out-of-pocket expenses under the applicable CMTY or CMTY Subsidiary medical or dental welfare benefit plan.

(C) Blue Ball National Bank Employee’ Profit Sharing Plan and Blue Ball National Bank 401(k) Plan (the “Blue Ball Qualified Plans”). Prior to the Effective Date, PRFS shall amend the Blue Ball Qualified Plans to freeze participation and contributions under such plans. As of the Effective Date, or as soon as practicable thereafter, the Blue Ball Qualified Plans shall be merged into CMTY’s 401(k) plan. Prior to the Effective Date, contributions to the Blue Ball Qualified Plans shall be made consistent with past practices on the regularly scheduled payment dates.

(D) Subject to the other provisions of this Section 5.07(c)(ii) and Section 2.06, after the Effective Date, CMTY may discontinue, amend, convert to, or merge with, an CMTY or CMTY Subsidiary plan any PRFS Benefit Plan, subject to such plan’s provisions and applicable law.

(E) PRFS and CMTY Vacation Time. Each employee of PRFS or a PRFS Subsidiary who remains an employee of PRFS or a PRFS Subsidiary, or CMTY or a CMTY Subsidiary, as applicable, until or after the Effective Date, shall be entitled to receive a cash payment equal to such employee’s accrued but unused PRFS vacation time (determined as of the Effective Date) and accrued but unused CMTY vacation time (from the Effective Date through the date of termination of employment) upon termination of employment with PRFS or a PRFS Subsidiary, or CMTY or a CMTY Subsidiary, as applicable. Each employee of PRFS or a PRFS Subsidiary who becomes an employee of CMTY or a CMTY Subsidiary shall receive, for purposes of CMTY vacation policy, credit for all service with PRFS or a PRFS Subsidiary credited to each such employee under PRFS’s vacation policy. The cash payment will be made on CMTY’s next available payroll date following termination of employment.

(iii) Election of Community Banks Directors. Upon consummation of the Bank Merger and subject to compliance with all applicable legal requirements, CMTY shall cause Community Banks to elect all those individuals who were members of PRFS’s Board of Directors as of the Closing Date, except for the PRFS Nominees, as directors of Community Banks, effective the effective date of the Bank Merger, to hold office until his successor is elected and qualified or otherwise in accordance with applicable law, the articles of incorporation and bylaws of Community Banks.

(iv) Blue Ball Division.

(A) Upon consummation of the Contemplated Transactions, CMTY shall cause Community Banks to establish and operate a separate banking division called the “Blue Ball Bank, a Division of Community Banks” (the “Blue Ball Division”). The Blue Ball Division will consist of all Blue Ball’s branch offices which are in operation on the Effective Date.

(B) All offices and operations of the Blue Ball Division will be branded using the name “Blue Ball Bank, a Division of Community Banks,” in accordance with applicable banking regulations.

(C) CMTY shall cause Community Banks to operate the Blue Ball Division for a period of at least two years after the Effective Date.

(D) CMTY shall cause Community Banks to establish a regional advisory board of directors for the Blue Ball Division, whose members shall be such current Blue Ball and Community Banks directors or advisory directors as are agreed upon by PRFS and CMTY.

(E) Each of the covenants contained in this Section 5.07(c)(iv) shall survive for at least two (2) years after the Effective Date, except any of the covenants contained in this Section 5.07(c)(iv) shall expire if and when CMTY shall be acquired or otherwise sold.

(v) Indemnification, Insurance.

(A) CMTY shall indemnify, defend, and hold harmless the present and former directors, officers, employees and agents of PRFS and the PRFS Subsidiaries (each, an “Indemnified Party”) against all losses, expenses (including reasonable attorneys’ fees), claims, damages or liabilities and amounts paid in settlement arising out of actions or omissions or alleged acts or omissions (collectively, “Prior Acts”) occurring at or prior to the Effective Date (including the Contemplated Transactions) to the fullest extent permitted by Pennsylvania law, including provisions relating to advances of expenses incurred in the defense of any proceeding to the fullest extent permitted by Pennsylvania law upon receipt of any undertaking required by Pennsylvania law. Without limiting the foregoing, in a case (if any) in which a determination by CMTY is required to effectuate any indemnification, CMTY shall direct, at the election of the Indemnified Party, that the determination shall be made by independent counsel mutually agreed upon between CMTY and the Indemnified Party.

(B) CMTY shall, and it shall cause Community Banks to, keep in effect provisions in its articles of incorporation or association and bylaws providing for exculpation of director and officer liability and its indemnification of the Indemnified Parties to the fullest extent permitted by applicable law, which provisions shall not be amended except as required by applicable law or except to make changes permitted by law that would enlarge the Indemnified Parties’ right to indemnification.

(C) CMTY shall use its reasonable best efforts (and PRFS shall cooperate and assist prior to the Effective Date in these efforts), at no expense to the beneficiaries, to:

(1) maintain directors’ and officers’ liability insurance (“D&O Insurance”) with respect to matters occurring at or prior to the Effective Date, issued by a carrier assigned a claims-paying ability rating by A.M. Best & Co. of “A (Excellent)” or higher; or

(2) obtain coverage for Prior Acts of the Indemnified Parties under the D&O Insurance policies currently maintained by CMTY;

in either case, providing at least the same coverage as the D&O Insurance currently maintained by PRFS, for a period of at least six (6) years from the Effective Date; provided, that CMTY shall not be obligated to make annual premium payments for such six-year period in respect of the D&O Insurance which exceed, for the portion related to PRFS’s directors and officers, 150% of the annual premium payment, as of the date hereof, under PRFS’s current policy in effect on the date of this Agreement) (the “Maximum Amount”). If the amount of the premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, CMTY shall use its reasonable best efforts to maintain the most advantageous policies of D&O Insurance obtainable for a premium equal to the Maximum Amount.

(D) If any claim is made against an Indemnified Party who is covered or potentially covered by insurance, neither Community Banks nor CMTY shall do anything that would forfeit, jeopardize, restrict or limit the insurance coverage available for that claim until the final disposition thereof.

(E) If CMTY or any of its successors or assigns shall consolidate with or merge into any other person and shall not be the continuing or surviving person of such consolidation or merger or shall transfer all or substantially all of its assets to any person, then and in each case, proper provision shall be made so that the successors and assigns of CMTY shall assume the obligations set forth in this Section 5.07(c)(v).

(F) The provisions of this Section 5.07(c)(v) are intended to be for the benefit of and shall be enforceable by, each Indemnified Party, his or her heirs and representatives.

(G) CMTY shall pay all expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the indemnity and other obligations provided for in this Section 5.07(c)(v).

(vi) Retention Bonuses. CMTY shall pay retention bonuses on account of the Contemplated Transactions, granted in good faith reasonable amounts to be mutually agreed upon by PRFS and CMTY prior to the Effective Date, to persons designated by PRFS and approved by CMTY (which approval shall not be unreasonably withheld) not earlier than 30 days, nor later than 45 days, after the operational merger of Blue Ball and Community Banks (including the agreed upon computer system conversion).

(vii) Reorganization. Through the Closing Date, CMTY shall not take any action that would preclude the Merger from qualifying as a reorganization within the meaning of Section 368 of the IRC.

(viii) Conduct of CMTY’s Business. Through the Closing Date, CMTY shall (A) use its reasonable good faith efforts to preserve its business organization intact, maintain good relationships with employees, and preserve the good will of customers of CMTY and others with whom business relationships exist, (B) not, directly or indirectly, enter into any agreement for the acquisition of any bank or other financial institution other than PRFS whether by merger, consolidation, reorganization, stock or asset sale, if such acquisition would constitute the acquisition of a Significant Subsidiary, (C) not take any action that, individually or in the aggregate, could result in the Merger not being consummated or otherwise materially adversely affect the ability of CMTY to consummate the Contemplated Transactions by this Agreement in a timely manner, or (D) not enter into any contract with respect to, or otherwise agree to commit to do, any of foregoing contained in clauses (B) and (C) of this Section 5.07(c)(viii).

(ix) Shareholder Approval. CMTY shall submit this Agreement and a proposal relating to the Articles Amendment to its shareholders for approval at a meeting (the “CMTY Shareholders Meeting”) with the recommendation of its Board of Directors to such shareholders (unless the CMTY Board of Directors believes in good faith, after consultation with its legal counsel, that such recommendation would violate the CMTY Board of Directors’ fiduciary duties) to approve this Agreement and the Articles Amendment. The CMTY Shareholders Meeting shall be held not later than 45 days (subject to the effectiveness of the Registration Statement) after all consents of Regulatory Authorities have been received and all other conditions have been satisfied or waived (other than those conditions which are to be fulfilled at the Closing).

(x) Employment Agreements. CMTY shall offer employment agreements to Joseph C. Spada, George B. Crisp and Michael H. Peuler, effective as of the Effective Date, that are substantially similar to the employment agreements of Community Banks’ regional presidents.

(xi) Operations Center. CMTY shall relocate and integrate its principal deposit and information technology operations to and with the operations center currently operated by PRFS in Blue Ball, Pennsylvania for at least two (2) years after the Effective Date.

(xii) CMTY Board of Directors on the Effective Date. On the Effective Date, CMTY shall cause the CMTY Board of Directors to consist of fifteen (15) directors, nine (9) of whom shall be current members of the CMTY Board of Directors and six (6) of whom shall be the PRFS Nominees.

(xiii) CMTY Board of Directors after the Effective Date. From and after the Effective Date, CMTY shall not take any action, directly or indirectly, that would result in less than six (6) current members of the PRFS Board of Directors from serving as directors on the CMTY Board of Directors before the expiration of the Full Term.

ARTICLE VI—CONDITIONS

6.01 Conditions to the Obligations of PRFS under this Agreement. The obligations of PRFS hereunder shall be subject to satisfaction at or prior to the Closing Date of each of the following conditions, unless waived by PRFS pursuant to Section 8.03 hereof:

(a) Corporate Proceedings. All action required to be taken by, or on the part of, CMTY and Community Banks, including the approval of CMTY’s shareholders, to authorize the execution, delivery and performance of this Agreement, the Bank Plan of Merger and the Articles Amendment, respectively, and the consummation of the Contemplated Transactions, shall have been duly and validly taken by CMTY and Community Banks, respectively, and PRFS shall have received certified copies of the resolutions evidencing such authorizations.

(b) Covenants; Representations. The obligations of CMTY and Community Banks required by this Agreement to be performed by CMTY or Community Banks at or prior to the Closing Date shall have been duly performed and complied with in all material respects; and the representations and warranties of CMTY set forth in this Agreement shall be true and correct in all material respects, as of the date of this Agreement, and as of the Closing Date as though made on and as of the Closing Date, except as to any representation or warranty which specifically relates to an earlier date and except as to any representation or warranty to the extent the breach of such representation or warranty does not have a Material Adverse Effect.

(c) Approvals of Regulatory Authorities. Procurement by PRFS and CMTY of all requisite approvals and consents of Regulatory Authorities and the expiration of the statutory waiting period or periods relating thereto for the Contemplated Transactions; and no such approval or consent shall have imposed any condition or requirement which would so materially and adversely impact the economic or business benefits to PRFS or CMTY of the Contemplated Transactions that, had such condition or requirement been known, such party would not, in its reasonable judgment, have entered into this Agreement.

(d) No Injunction. There shall not be in effect any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits consummation of the Contemplated Transactions.

(e) Officer’s Certificate. CMTY shall have delivered to PRFS a certificate, dated the Closing Date and signed, without personal liability, by its Chairman or President or Chief Executive Officer, to the effect that the conditions set forth in subsections (a) through (d) of this Section 6.01 have been satisfied.

(f) Registration Statement. The Registration Statement shall be effective under the Securities Act, and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the Registration Statement; and all approvals deemed necessary by CMTY’s counsel from state securities or authorities with respect to the transactions contemplated by this Agreement shall have been obtained.

(g) Tax Opinion. PRFS shall have received an opinion of Stevens & Lee, P.C., legal counsel to PRFS, in form and substance reasonably satisfactory to PRFS, dated the Closing Date, substantially to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, the Merger will constitute a reorganization described in Section 368(a) of the IRC; in rendering its opinion, such counsel may require and rely upon representations and reasonable assumptions, including those contained in certificates of officers of PRFS, CMTY and others.

(h) Approval by PRFS’s and CMTY’s Shareholders. This Agreement shall have been approved by the respective shareholders of PRFS and CMTY at their respective shareholders’ meetings by such vote as is required by the BCL, and the respective articles of incorporation and bylaws of PRFS and CMTY.

(i) Other Documents. PRFS shall have received such other certificates, documents or instruments from CMTY or its officers or others as PRFS shall have reasonably requested in connection with accounting or income tax treatment of the Contemplated Transactions, or related securities law compliance.

(j) Nasdaq Listing. The CMTY Common Stock, including the CMTY Common Stock to be issued in the Merger and pursuant to the Adjusted PRFS Options, shall have been authorized for quotation on Nasdaq.

(k) Articles Amendment. CMTY shall have effected the Articles Amendment.

6.02 Conditions to CMTY’s Obligations under this Agreement. The obligations of CMTY hereunder shall be subject to satisfaction at or prior to the Closing Date of each of the following conditions, unless waived by CMTY pursuant to Section 8.03 hereof:

(a) Corporate Proceedings. All action required to be taken by, or on the part of, PRFS and Blue Ball, including the approval of the shareholders of PRFS, to authorize the execution, delivery and performance of this Agreement and the Bank Plan of Merger, respectively, and the consummation of the Contemplated Transactions, shall have been duly and validly taken by PRFS and Blue Ball, respectively, and CMTY shall have received certified copies of the resolutions evidencing such authorizations.

(b) Covenants; Representations. The obligations of PRFS and Blue Ball required by this Agreement to be performed by PRFS and Blue Ball at or prior to the Closing Date shall have been duly performed and complied with in all material respects; and the representations and warranties of PRFS set forth in this Agreement shall be true and correct in all material respects, as of the date of this Agreement, and as of the Closing Date as though made on and as of the Closing Date, except as to any representation or warranty which specifically relates to an earlier date and except as to any representation or warranty to the extent the breach of such representation or warranty does not have a Material Adverse Effect.

(c) Approvals of Regulatory Authorities. Procurement by CMTY and PRFS of all requisite approvals and consents of Regulatory Authorities and the expiration of the statutory waiting period or periods relating thereto for the Contemplated Transactions; and no such approval or consent shall have imposed any condition or requirement which would so materially and adversely impact the economic or business benefits to CMTY or PRFS of the Contemplated Transactions that, had such condition or requirement been known, such party would not, in its reasonable judgment, have entered into this Agreement.

(d) No Injunction. There shall not be in effect any order, decree or injunction of a court or agency of competent jurisdiction which enjoins or prohibits consummation of the Contemplated Transactions.

(e) Officer’s Certificate. PRFS shall have delivered to CMTY a certificate, dated the Closing Date and signed, without personal liability, by its Chairman or President or Chief Executive Officer, to the effect that the conditions set forth in subsections (a) through (d) of this Section 6.02 have been satisfied.

(f) Registration Statement. The Registration Statement shall be effective under the Securities Act, and no proceedings shall be pending or threatened by the SEC to suspend the effectiveness of the Registration Statement; and all approvals deemed necessary by CMTY’s counsel from state securities authorities with respect to the transactions contemplated by this Agreement shall have been obtained.

(g) Tax Opinion. CMTY shall have received an opinion of Mette, Evans & Woodside, legal counsel to CMTY, in form and substance reasonably satisfactory to CMTY, dated the Closing Date, to the effect that, on the basis of the facts, representations and assumptions set forth in such opinion, the Merger will constitute a reorganization described in Section 368(a) of the IRC; in rendering its opinion, such counsel may require and rely upon representations and reasonable assumptions, including those contained in certificates of officers of PRFS, CMTY and others.

(h) Approval by CMTY’s and PRFS’s Shareholders. This Agreement shall have been approved by the respective shareholders of CMTY and PRFS at their respective shareholders’ meetings by such vote as is required by the BCL and the respective articles of incorporation and bylaws of CMTY and PRFS.

(i) Other Documents. CMTY shall have received such other certificates documents or instruments from PRFS or its officers or others as CMTY shall have reasonably requested in connection with accounting or income tax treatment of the Contemplated Transactions or related securities law compliance

(j) Phase I Environmental Audit Results. The results of any Phase I environmental audit conducted pursuant to Section 5.07(a)(ii) hereof shall not result in a Material Adverse Effect on PRFS; provided, however that (i) any such environmental audit must be completed within forty-five (45) days of the date of this Agreement, (ii) a copy of any such environmental audit must be delivered to PRFS within five (5) days after the completion of such environmental audit and (iii) CMTY must terminate or irrevocably waive its right to terminate the Agreement for failure of the condition set forth in this Section 6.02(j) within ten (10) days of receiving the results of such environmental audit.

ARTICLE VII—TERMINATION

7.01 Termination prior to the Closing Date. This Agreement may be terminated on or at any time

(a) By the mutual written consent of the parties hereto

(b) By CMTY or PRFS:

(i) If there shall have been any breach of any representation, warranty or obligation of the other party hereto (subject to the same standards as set forth in Sections 6.01(b) or 6.02(b), as the case may be) and such breach cannot be, or shall not have been, remedied within 30 days after receipt by such party of written notice specifying the nature of such breach and requesting that it be remedied; provided, that, if such breach cannot reasonably be cured within such 30-day period but may reasonably be cured within 60 days, and such cure is being diligently pursued, no such termination shall occur prior to the expiration of such 60-day period;

(ii) If the Closing Date shall not have occurred prior to August 31, 2005 (except that if the Closing Date shall not have occurred by such date because of a breach of this Agreement by a party hereto, such breaching party shall not be entitled to terminate this Agreement in accordance with this provision);

(iii) If any Regulatory Authority whose approval or consent is required for consummation of the Contemplated Transactions shall issue a definitive written denial of such approval or consent and the time period for appeals and requests for reconsideration has run; or

(iv) If the PRFS Shareholders vote but fail to approve the Merger at the PRFS Shareholders Meeting or if the PRFS shareholders approve an Acquisition Proposal.

(c) By CMTY, if PRFS shall have breached, in any material respect, the provisions of Section 5.05 of this Agreement.

(d) By PRFS, if the CMTY shareholders vote but fail to approve the Merger at the CMTY Shareholders Meeting.

(e) Prior to the mailing of the Joint Prospectus/Proxy Statement, by PRFS, in order to concurrently enter into an agreement for an Acquisition Transaction in accordance with and following compliance with Section 5.05 of this Agreement; provided, however, that PRFS may not terminate this Agreement pursuant to this Section 7.01(e) if, after providing written notice (which written notice shall be provided before the mailing of the Joint Prospectus/Proxy Statement) to CMTY that it intends to enter into an Acquisition Transaction (the ”Acquisition Transaction Notice”), CMTY delivers, within twenty-four (24) hours after receipt of such Acquisition Transaction Notice, written notice to PRFS that CMTY will require PRFS to hold a meeting of PRFS shareholders to consider the Merger (the ”Required Meeting Notice”).

(f) By PRFS, on the Determination Date, if both of the following conditions are satisfied:

(i) the CMTY Market Value as of the close of business on the Determination Date shall be less than $24.96; and

(ii) (A) the quotient obtained by dividing the CMTY Market Value as of the close of business on the Determination Date by $31.20 (such number being referred to herein as the “CMTY Ratio”) shall be less than (B) the quotient obtained by dividing the Index Price on the Determination Date by the Index Price on the Starting Date and subtracting 0.20 from the quotient in this clause (ii)(B).

Provided however, if PRFS elects to exercise its termination right pursuant to the immediately preceding sentence, it shall give written notice to CMTY on the Determination Date. CMTY shall have the option of increasing the consideration to be received by the holders of PRFS Common Stock by adjusting the Exchange Ratio to an amount which, when multiplied by the CMTY Market Value on the Determination Date equals $34.94. If CMTY delivers to PRFS on the Effective Date written notice that it intends to proceed with the Merger by paying such additional consideration, as contemplated by the preceding sentence, then no termination shall have occurred pursuant to this Section 7.01(f).

For purposes of this Section 7.01(f), the following terms shall have the meanings indicated.

“Determination Date” shall mean the trading day immediately preceding the Effective Date.

“Index Price” on a given date shall mean the weighted average (weighted in accordance with the factors listed in the definition of “Peer Group” below) of the closing sales prices of the companies composing the Peer Group (reported as provided with respect to the CMTY Market Value).

“Peer Group” shall mean the fourteen (14) bank holding companies listed below, the common stocks of all of which shall be publicly traded and as to which there shall not have been, since the Starting Date and before the Determination Date, any public announcement of a proposal for such company to be acquired or for such company to acquire another company or companies in transactions with a value exceeding 25% of the acquirer’s market capitalization. In the event that any such company or companies are removed from the Peer Group, the weights (which have been determined based upon relative market capitalization) redistributed proportionately for purposes of determining the Index Price. The fourteen (14) bank holding companies and the weights attributed to them are as follows:

Bank or Thrift Holding Companies	% Weighting
Columbia Bancorp	4.7
First Mariner Bancorp	2.0
First United Corporation	2.5
Harleysville National Corporation	13.9
Interchange Financial Services Corporation	6.4
Lakeland Bancorp, Incorporated	7.0
Omega Financial Corporation	9.0
Pennsylvania Commerce Bancorp, Inc.	3.2
Royal Bancshares of Pennsylvania, Inc.	5.7
Sandy Spring Bancorp, Inc.	10.4
Sterling Financial Corporation	12.4
Sun Bancorp, Inc.	8.1
Univest Corporation of Pennsylvania	7.6
Yardville National Bancorp	7.2
Total	100.00%

“Starting Date” shall mean the trading day immediately prior to public announcement of this Agreement.

(g) By CMTY, if PRFS fails to call, give notice of, convene or hold a meeting of shareholders to consider the Merger after CMTY has delivered a Required Meeting Notice to PRFS.

7.02 Effect of Termination. If this Agreement is terminated pursuant to Section 7.01 hereof or otherwise, this Agreement shall forthwith become void, other than Section 5.02(b)(ii), this Section 7.02 and Section 8.01 hereof which shall remain in full force and effect, and there shall be no further liability on the part of CMTY or PRFS to the other, except for any liability of CMTY or PRFS under such sections of this Agreement and except for any liability arising out of a willful breach of this Agreement giving rise to such termination.

ARTICLE VIII—MISCELLANEOUS

8.01 Expenses and Other Fees.

(a) Except as set forth in Sections 8.01(b), 8.01(c), 8.01(d) and 8.01(e), each party hereto shall bear and pay all costs and expenses incurred by it in connection with the Contemplated Transactions, including fees and expenses of its own financial consultants, accountants and counsel.

(b) If this Agreement is terminated as a result of any breach of a representation, warranty, covenant or other agreement which is caused by the willful or intentional breach of a party hereto, such party shall be liable to the other for out-of-pocket costs and expenses, including, without limitation, the reasonable fees and expenses of lawyers, accountants and investment bankers, incurred by such other party in connection with the entering into of this Agreement and the carrying out of any and all acts contemplated hereunder (“Expenses”); provided, however, that the maximum amount PRFS shall be liable to CMTY for Expenses pursuant to this Section 8.01(b) shall be $500,000, and the maximum amount CMTY shall be liable to PRFS for Expenses pursuant to this Section 8.01(b) shall be $500,000. The payment of Expenses shall not constitute an exclusive remedy, but is in addition to any other rights or remedies available to the parties hereto at law.

(c) In the event this Agreement is terminated by: (i) PRFS pursuant to Section 7.01(b)(iv) and PRFS enters into an agreement for an Acquisition Transaction within eighteen (18) months from the date hereof; (ii) CMTY pursuant to Section 7.01(c) in circumstances where both (A) PRFS shall have entered into an agreement to engage in or there has otherwise occurred an Acquisition Transaction with a party other than CMTY or any Affiliate of CMTY at any time before August 1, 2005 and (B) at the time of such termination or event giving rise to such termination, it shall have been publicly announced that any Person (other than CMTY or any affiliate of CMTY) shall have (y) made, or disclosed an intention to make, a bona fide offer to engage in an Acquisition Transaction, or (z) filed an application (or given a notice), whether in draft or final form, under the BHC Act or the Change in Bank Control Act of 1978, for approval to engage in an Acquisition Transaction; (iii) PRFS pursuant to Section 7.01(e) and CMTY has elected not to deliver a Required Meeting Notice to PRFS; or (iv) CMTY pursuant to Section 7.01(g); then PRFS shall make a single cash payment, as liquidated damages, to CMTY in the amount of Fifteen Million Dollars ($15,000,000) (the “Termination Fee”). Any payment required under this Section 8.01(c) shall be payable by PRFS to CMTY (by wire transfer of immediately available funds to an account designated by CMTY) within two (2) Business Days after CMTY shall have become entitled thereto and shall have made demand therefor.

(d) In the event this Agreement is terminated by PRFS pursuant to 7.01(e) of this Agreement and CMTY has theretofore delivered (and PRFS has received) a Required Meeting Notice and the shareholders of PRFS do not approve the Merger, PRFS shall make a single cash payment, as liquidated damages, to CMTY in the amount of Seven Million Five Hundred Thousand Dollars ($7,500,000) (the “Break-Up Fee”). Any payment required under this Section 8.01(d) shall be payable by PRFS to CMTY (by wire transfer of immediately available funds to an account designated by CMTY) within two (2) Business Days after CMTY shall have become entitled thereto and shall have made demand therefor.

(e) In the event this Agreement is terminated by (i) PRFS pursuant to Section 7.01(d) of this Agreement, CMTY shall be liable to PRFS for its Expenses up to $500,000 in the aggregate or (ii) CMTY pursuant to Section 7.01(b)(iv) of this Agreement in circumstances where the PRFS shareholders vote but fail to approve the Merger and the PRFS shareholders do not approve an Acquisition Proposal, PRFS shall be liable to CMTY for its Expenses up to $500,000 in the aggregate.

(f) Notwithstanding anything set forth in this Agreement to the contrary, if PRFS pays or causes to be paid to CMTY the Termination Fee or the Break-Up Fee, the Termination Fee or the Break-Up Fee, as applicable, shall be the sole and exclusive remedy of CMTY hereunder and PRFS will not have any further obligations or liabilities to CMTY with respect to this Agreement or the Contemplated Transactions, except that CMTY shall have the right to enforce the provisions of Section 5.02(c) and the Confidentiality Agreement.

8.02 Non-Survival of Representations and Warranties; Disclosure Schedules. All representations, warranties and, except to the extent specifically provided otherwise herein, agreements and covenants shall terminate on the Closing Date. Without limiting the foregoing, Sections 1.02(d), 1.02(e), 2.06, 2.07, and 5.07(c) (i), (ii), (iii), (iv), (v), (vi), (xi), (xii) and (xiii) shall survive the Closing.

8.03 Amendment, Extension and Waiver. Subject to applicable law, at any time prior to the Closing Date, the parties may:

(a) amend this Agreement;

(b) extend the time for the performance of any of the obligations or other acts of either party hereto;

(c) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto; or

(d) to the extent permitted by law, waive compliance with any of the agreements or conditions contained in Articles V and VI hereof or otherwise.

This Agreement may not be amended except by an instrument in writing signed, by authorized officers, on behalf of the parties hereto. Any agreement on the part of a party hereto to any extension or waiver shall be valid only if set forth in an instrument in writing signed by a duly authorized officer on behalf of such party, but such waiver or failure to insist on strict compliance with such obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.

8.04 Entire Agreement.

(a) This Agreement, including the documents referred to herein or delivered pursuant hereto, contains the entire agreement and understanding of the parties with respect to its subject matter. This Agreement supersedes all prior arrangements and understandings between the parties, both written and oral, with respect to its subject matter other than the Confidentiality Agreement.

(b) This Agreement shall inure to the benefit of and be binding upon the parties hereto and its successors; provided, however, that nothing in this Agreement, expressed or implied, is intended to confer upon any party, other than the parties hereto and their respective successors, any rights, remedies, obligations or liabilities, except that: any PRFS Nominee may enforce Sections 1.02(e) and 5.07(c)(iii) and any Indemnified Party may enforce Section 5.07(c)(v).

8.05 No Assignment. Neither party hereto may assign any of its rights or obligations hereunder to any other person, without the prior written consent of the other party hereto.

8.06 Notices. All notices or other communications hereunder shall be in writing and shall be deemed given upon delivery if delivered personally, two business days after mailing if mailed by prepaid registered or certified mail, return receipt requested, or upon confirmation of good transmission if sent by telecopy, addressed as follows:

(a) If to CMTY or Community Banks, to:

Community Banks, Inc.

750 East Park Drive

Harrisburg, Pennsylvania 17111

Attention: Eddie L. Dunklebarger, Chairman, President and CEO

Telecopy No.: 717-920-1683

with copy to:

James A. Ulsh, Esquire

Timothy A. Hoy, Esquire

Mette, Evans & Woodside

P.O. Box 5950

3401 North Front Street

Harrisburg, Pennsylvania 17110-0950

Telecopy No.: 717-236-1816

(b) If to PRFS, to:

PennRock Financial Services Corp.

1060 Main St.

Blue Ball, Pennsylvania 17506

Attention: Melvin Pankuch, Executive Vice President and CEO

Telecopy No.:

with a copy to:

Clinton W. Kemp, Esquire

Stevens & Lee, P.C.

25 North Queen Street, Suite 602

P.O. Box 1594

Lancaster, PA 17608-1594 (17603 for courier)

Telecopy No.: 610-236-4177

8.07 Disclosure Schedules. Information contained on either the PRFS Disclosure Schedules or the CMTY Disclosure Schedules shall be deemed to cover the express disclosure requirement contained in a representation or warranty of this Agreement and any other representation or warranty of this Agreement of such party where it is readily apparent it applies to such provision. The mere inclusion of an item in a Disclosure Schedule as an exception to a representation or warranty shall not be deemed an admission by a party that such item represents a material exception or fact, event or circumstance or that such item is or could result in a Material Adverse Effect.

8.08 Tax Disclosure. Notwithstanding anything else in this Agreement to the contrary, each party hereto (and each employee, representative or other agent of any party) may disclose to any and all persons, without limitation of any kind, the federal income tax treatment and federal income tax structure of any and all transaction(s) contemplated herein and all materials of any kind (including opinions or other tax analyses) that are or have been provided to any party (or to any employee, representative, or other agent of any party) relating to such tax treatment or tax structure; provided, however, that this authorization of disclosure shall not apply to restrictions reasonably necessary to comply with securities laws. This authorization of disclosure is not effective until the earlier of (i) the date of the public announcement of discussions relating to the Contemplated Transactions, (ii) the date of the public announcement of the Contemplated Transactions, or (iii) the date of execution of an agreement (with or without conditions) to enter into the Contemplated Transactions.

8.09 Captions. The captions contained in this Agreement are for reference purposes only and are not part of this Agreement.

8.10 Counterparts. This Agreement may be executed in any number of counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

8.11 Severability. If any provision of this Agreement or the application thereof to any person or circumstance shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provisions to other persons or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

8.12 Governing Law. This Agreement shall be governed by and construed in accordance with the domestic internal law of the Commonwealth of Pennsylvania and applicable laws of the United States of America.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

COMMUNITY BANKS, INC.		Attest:

By:	/s/ EDDIE L. DUNKLEBARGER	/s/ PATRICIA E. HOCH
	Eddie L. Dunklebarger Chairman, President and CEO	Patricia E. Hoch, Senior VP and Secretary

PENNROCK FINANCIAL
SERVICES CORP.		Attest:

By:	/s/ MELVIN PANKUCH	/s/ ROBERT K. WEAVER
	Melvin Pankuch, Executive Vice President and CEO	Robert K. Weaver, Secretary of the Board

Exhibit 1

Form of Letter Agreement

            , 2004

Community Banks, Inc.

750 East Park Drive

Harrisburg, PA 17111

Ladies and Gentlemen:

Community Banks, Inc. (“CMTY”) and PennRock Financial Services Corp. (“PRFS”) are considering entering into an Agreement (the “Merger Agreement”), pursuant to which, and subject to the terms and conditions set forth therein: (a) CMTY will acquire PRFS by a merger of PRFS with and into CMTY; (b) shareholders of PRFS will receive shares of CMTY common stock and/or cash in exchange for their shares of PRFS common stock owned on the closing date; and (c) option holders of PRFS will receive stock options exercisable for common stock of CMTY in exchange for options exercisable for common stock of PRFS outstanding on the closing date (the foregoing, collectively, the “Transactions”).

I have been advised that I may be deemed to be an “affiliate” of PRFS for purposes of certain rules issued by the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933.

I understand that CMTY is requiring, as a condition to its execution and delivery to PRFS of the Agreement, that I execute and deliver to CMTY this Letter Agreement. Intending to be legally bound hereby, I irrevocably agree and represent as follows:

1. I agree to vote or cause to be voted for approval of the Merger Agreement all shares of PRFS common stock over which I exercise sole or shared voting power as of the record date of the PRFS shareholder meeting at which the Merger Agreement will be presented for approval.

2. Through the conclusion of the Transactions, I agree not to offer, sell, transfer or otherwise dispose of, or to permit the offer, sale, transfer or other disposition of, any shares of PRFS common stock over which I exercise sole or shared voting power or any options that I hold to acquire shares of PRFS common stock. Notwithstanding the foregoing: (i) I shall have the right to sell on or before December 31, 2004 any shares that I have acquired on or before such date pursuant to the exercise of an incentive or non-qualified stock option, and (ii) after the record date for the approval of the Transactions, I have the right to make gifts of any shares of my PRFS common stock, or any options that I hold to acquire PRFS common stock to the extent gifts are permitted by any applicable option plan.

3. I agree, if I am an option holder, to exchange my options to acquire shares of common stock of PRFS for options to acquire such number of shares of common stock of CMTY, and at such per share exercise price, as is provided in Section 2.06 of the Agreement, and otherwise on the same terms and conditions as the exchanged PRFS options (unless I shall have exercised any such option prior to the Transactions).

4. I have sole or shared voting power over the number of shares of PRFS common stock, and hold stock options for the number of shares of PRFS common stock, if any, set forth below opposite my signature line. CMTY recognizes that with respect to any such shares which have been pledged to a third party (which are specifically identified below), I will not be able to control the voting or disposition of such shares in the event of a default.

5. I agree not to offer, sell, transfer or otherwise dispose of any shares of CMTY common stock received pursuant to the Transactions, except:

(a) at such time as a registration statement under the Securities Act of 1933, as amended (“Securities Act”), covering sales of such CMTY common stock is effective and a prospectus is made available under the Securities Act;

(b) within the limits, and in accordance with the applicable provisions of, Rule 145 under the Securities Act (“Rule 145”); or

(c) in a transaction which, in an opinion of counsel satisfactory to CMTY or as described in a “no-action” or interpretive letter from the staff of the SEC (a “No Action Letter”), is not required to be registered under the Securities Act;

and I acknowledge and agree that CMTY is under no obligation to register the sale, transfer or other disposition of CMTY common stock by me or on my behalf, or to take any other action necessary to make an exemption from registration available.

6. CMTY shall take all steps necessary to ensure that CMTY is in compliance with all those requirements of Rule 145 and Rule 144 with which CMTY must comply in order for the resale provisions of Rule 145(d) to be available to me.

7. I agree that CMTY shall not be bound by any attempted sale of any shares of CMTY common stock acquired by me pursuant to the Transactions, and CMTY’s transfer agent shall be given appropriate stop transfer orders and shall not be required to register any such attempted sale, unless the sale has been effected in compliance with the terms of this Letter Agreement; and I further agree that the certificate representing shares of CMTY common stock acquired by me pursuant to the Transactions by me may be endorsed with a restrictive legend consistent with the terms of this Letter Agreement, stating in substance as follows:

“THE SHARES REPRESENTED BY THIS CERTIFICATE WERE ISSUED IN A TRANSACTION TO WHICH RULE 145 APPLIES AND MAY ONLY BE TRANSFERRED (A) IN CONFORMITY WITH RULE 145(d), OR (B) PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR (C) IN ACCORDANCE WITH A WRITTEN OPINION OF COUNSEL, REASONABLY ACCEPTABLE TO THE ISSUER IN FORM AND SUBSTANCE, THAT SUCH TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE SECURITIES ACT OF 1933, AS AMENDED.”

The undersigned understands and hereby further acknowledges that the legend set forth above will be removed from any such certificate (by delivery of a substitute certificate without such legend) and CMTY will instruct its transfer agent to remove such legend from any such certificate, if the undersigned delivers to CMTY (i) satisfactory written evidence that the shares of CMTY common stock represented by any such certificate have been sold in compliance with Rule 145(d) (as such rule may be hereafter amended) (in which case, the substitute certificate will be issued in the name of the transferee), (ii) a No Action Letter, or (iii) an opinion of counsel, in form and substance reasonably satisfactory to CMTY, to the effect that public sale of shares represented by such certificate by the holder thereof is no longer subject to the restrictions imposed by Rule 145.

8. I represent that I have no present plan or intention to offer, sell, exchange, or otherwise dispose of any shares of CMTY common stock to be received in the Transactions.

9. I represent that I have the capacity to enter into this Letter Agreement and that it is a valid and binding obligation enforceable against me in accordance with its terms, subject to bankruptcy, insolvency and other laws affecting creditors’ rights and general equitable principles.

I am signing this Letter Agreement in my capacity as a shareholder of PRFS, and as an option holder if I am an option holder, and not in any other capacity (including as a director). This Letter Agreement shall be effective upon acceptance by CMTY.

Execution of this Agreement by the undersigned is not an admission by the undersigned that he or she is an “affiliate” for purposes of the Rule 145 of the Securities Act.

This Letter Agreement shall terminate concurrently with, and automatically upon, any termination of the Merger Agreement in accordance with its terms, except that any such termination shall be without prejudice to CMTY’s rights arising out of any willful breach of any covenant or representation contained herein.

Very truly yours,

Name:
Witness
Number of shares held:
Sole voting power:
Shared voting power:
Number of shares subject to stock options:

Number of pledged shares:
Accepted:

COMMUNITY BANKS, INC.
By:
Name:	Eddie L. Dunklebarger
Title:	Chairman, President and CEO

Exhibit 1.03

Form of Bank Plan of Merger

THIS BANK PLAN OF MERGER (“Bank Plan of Merger”) dated November 16, 2004, is by and between COMMUNITY BANKS, a Pennsylvania bank and trust company (“Community Banks”) and BLUE BALL NATIONAL BANK, a national banking association (“Blue Ball”).

BACKGROUND

A. Community Banks is a wholly-owned subsidiary of Community Banks, Inc., a Pennsylvania corporation (“CMTY”).

B. Blue Ball is a wholly-owned subsidiary of PennRock Financial Services Corp., a Pennsylvania corporation (“PRFS”).

C. CMTY and PRFS have executed an Agreement dated November 16, 2004 (the “Agreement”). The Agreement provides for the merger of Blue Ball with and into Community Banks, with Community Banks surviving such merger, but only after closing of the “Merger” provided for in the Agreement. After closing of the “Merger,” Community Banks and Blue Ball will each be direct wholly-owned subsidiaries of CMTY. This Bank Plan of Merger is being executed by Community Banks and Blue Ball pursuant to the Agreement.

D. Capitalized terms used in this Bank Plan of Merger that are not otherwise defined herein shall have the meanings given them in the Agreement.

In consideration of the premises and of the mutual covenants and agreements herein contained, and in accordance with the applicable laws and regulations of the United States of America and the Commonwealth of Pennsylvania, Community Banks and Blue Ball, intending to be legally bound hereby, agree:

ARTICLE I—MERGER

Subject to the terms and conditions of this Bank Plan of Merger, and in accordance with the applicable laws and regulations of the United States of America and the Commonwealth of Pennsylvania, on the Effective Date (as that term is defined in Article V hereof):

(a) Blue Ball shall merge with and into Community Banks, under the charter of Community Banks;

(b) the separate existence of Blue Ball shall cease; and

(c) Community Banks shall be the surviving bank.

Such transaction is referred to herein as the “Bank Merger,” and Community Banks, as the surviving bank in the Bank Merger, is referred to herein as the “Surviving Bank.”

ARTICLE II—NAME AND BUSINESS OF BANK

The name of the Surviving Bank shall be Community Banks. The business of the Surviving Bank shall be that of a state, non-member bank with trust powers. This business shall be conducted by the Surviving Bank at its main office which shall be located at 150 Market Square, Millersburg, Pennsylvania, and its legally established branches and other facilities.

ARTICLE III—ARTICLES OF ASSOCIATION AND BYLAWS

3.1 Articles of Incorporation. On and after the Effective Date, the articles of Community Banks, as in effect immediately prior to the Effective Date, shall automatically be and remain the articles of incorporation of the Surviving Bank, until changed in accordance with applicable law, such articles of incorporation, and the Surviving Bank’s bylaws.

3.2 Bylaws. On and after the Effective Date, the bylaws of Community Banks, as in effect immediately prior to the Effective Date, shall automatically be and remain the bylaws of the Surviving Bank, until changed in accordance with applicable law, the Surviving Bank’s articles of association, and such bylaws.

ARTICLE IV—BOARD OF DIRECTORS AND OFFICERS

4.1 Board of Directors. On and after the Effective Date, (a) the directors of Community Banks duly elected and holding office immediately prior to the Effective Date and (b) those members of the Board of Directors of PRFS as of the Effective Date who are not PRFS Nominees shall be the directors of the Surviving Bank, each to hold office until his or her successor is elected and qualified or otherwise in accordance with applicable law, the articles of incorporation and bylaws of the Surviving Bank.

4.2 Officers. On and after the Effective Date, the officers of Community Banks duly elected and holding office immediately prior to the Effective Date shall be the officers of the Surviving Bank, together with those officers of Blue Ball who have been offered and who have accepted positions of employment with Community Banks, and such other officers as may be appointed from time to time, each to hold office until his or her successor is elected and qualified or otherwise in accordance with applicable law, the articles of association and bylaws of the Surviving Bank.

ARTICLE V—CONVERSION OF SHARES

5.1 Community Banks Capital Stock. Each share of Community Banks capital stock issued and outstanding immediately prior to the Effective Date shall, on and after the Effective Date, continue to be issued and outstanding as a share of identical capital stock of the Surviving Bank.

5.2 Blue Ball Capital Stock. Each share of Blue Ball capital stock issued and outstanding immediately prior to the Effective Date shall, on the Effective Date, be cancelled, and no cash, stock or other property shall be delivered in exchange therefor.

ARTICLE VI—EFFECTIVE DATE OF THE MERGER

The Bank Merger shall be effective at the time specified in the articles of merger filed with the Department of Banking of the Commonwealth of Pennsylvania (the “Effective Date”).

ARTICLE VII—EFFECT OF THE MERGER

On the Effective Date the separate existence of Blue Ball shall cease, and all of the property (real, personal and mixed), rights, powers, duties and obligations of Blue Ball shall be taken and deemed to be transferred to and vested in the Surviving Bank, without further act or deed, as provided by applicable laws and regulations.

ARTICLE VIII—CONDITIONS PRECEDENT

The obligations of Community Banks and Blue Ball to effect the Bank Merger shall be subject to closing of the “Merger” provided for in the Agreement.

ARTICLE IX—TERMINATION

This Bank Plan of Merger shall terminate automatically upon any termination of the Agreement in accordance with its terms; provided, however, that any such termination of this Bank Plan of Merger shall not relieve any party hereto from liability on account of a breach by such party of any of the terms hereof or thereof.

ARTICLE X—AMENDMENT

This Bank Plan of Merger may be amended at any time prior to consummation of the Bank Merger, but only by an instrument in writing signed by duly authorized officers on behalf of the parties hereto.

ARTICLE XI—MISCELLANEOUS

11.1 Extensions; Waivers. Each party, by a written instrument signed by a duly authorized officer, may extend the time for the performance of any of the obligations or other acts of the other party hereto and may waive compliance with any of the covenants, or performance of any of the obligations, of the other party contained in this Bank Plan of Merger.

11.2 Notices. Any notice or other communication required or permitted under this Bank Plan of Merger shall be given, and shall be effective, in accordance with the provisions of Section 8.06 of the Agreement.

11.3 Captions. The headings of the several Articles herein are intended for convenience of reference only and are not intended to be part of, or to affect the meaning or interpretation of, this Bank Plan of Merger.

11.4 Counterparts. For the convenience of the parties hereto, this Bank Plan of Merger may be executed in several counterparts, each of which shall be deemed the original, but all of which together shall constitute one and the same instrument.

11.5 Governing Law. This Bank Plan of Merger shall be governed by and construed in accordance with applicable laws of the United States of America and in accordance with the laws of the Commonwealth of Pennsylvania.

IN WITNESS WHEREOF, Community Banks and Blue Ball National Bank have caused this Bank Plan of Merger to be executed by their duly authorized officers on the date first written above, each pursuant to a resolution of its board of directors, acting by a majority.

COMMUNITY BANKS		Attest:

By:		By:
	Eddie L. Dunklebarger Chairman, President and CEO	Patricia E. Hoch, Senior VP and Secretary

BLUE BALL NATIONAL BANK		Attest:

By:
	Melvin Pankuch, President and CEO	Robert K. Weaver, Secretary

COMMONWEALTH OF PENNSYLVANIA

DEPARTMENT OF STATE

CORPORATION BUREAU

COMMUNITY BANKS, INC.

ARTICLES OF INCORPORATION

AMENDED AND RESTATED 5/8/02

FURTHER AMENDED AND RESTATED                     , 2005

1. The name of the corporation is Community Banks, Inc.

2. The location and address of the initial registered office of the corporation in the Commonwealth of Pennsylvania is 750 East Park Drive, Harrisburg, PA 17111.

3. The corporation is incorporated under the Business Corporation Law of the Commonwealth of Pennsylvania for the following purpose or purposes:

To have unlimited power to engage in and to do any lawful act concerning any or all lawful business for which corporations may be incorporated under the provisions of the Business Corporation Law of the Commonwealth of Pennsylvania. The corporation is incorporated under the provisions of the Business Corporation Law of the Commonwealth of Pennsylvania (Act of May 5, 1933, P.L. 364, as amended).

4. The term for which the corporation is to exist is perpetual.

5. The aggregate number of shares which the Corporation shall have authority to issue is 50,500,000 shares, divided into two classes consisting of 50,000,000 shares of Common Stock with a par value of $5.00 per share and 500,000 shares of Preferred Stock without a par value. The Board of Directors shall have the full authority permitted by law to fix by resolution full, limited, multiple or fractional, or no voting rights, and such designations and preferences, priorities, qualifications, privileges, limitations, restrictions, options, conversion rights, dividend features, retirement features, liquidation features, redemption features or other special or relative rights that may be desired for the Preferred Stock and any series thereof, and to issue such Preferred Stock from time to time in one or more series. The designations, preferences, priorities, qualifications, privileges, limitations, restrictions, options, conversion rights, dividend features, retirement features, liquidation features, redemption features and any other special or relative rights of any series of Preferred Stock may differ from those of any and all series at any time outstanding.

Authorized but unissued shares of stock of the Corporation may be issued only if seventy-five (75%) percent of the entire Board of Directors consents to the issuance.

6. The name and post office address of each incorporator and the number and class of shares subscribed by each incorporator is:

NAME	ADDRESS	NO. AND CLASS OF SHARES
Thomas L. Miller	475 Schoolhouse Lane Millersburg, PA 17061	One Share of common stock

7. Cumulative voting for the election of directors shall not be permitted.

8. No holder of any class of capital stock of the corporation shall have preemptive rights, and the corporation may issue shares, option rights or securities having conversion or option rights with respect to shares and any other securities of any class without first offering them to shareholders of any class or classes.

9. To the full extent permitted by law, the Board of Directors is expressly vested with the authority to make, alter, amend and repeal such By-laws as it may deem necessary or desirable for the corporation, subject to the statutory power of the shareholders to change such action but only upon the affirmative vote of the holders of the outstanding capital stock of the corporation entitled to cast at least seventy-five (75%) percent of the votes which all shareholders are entitled to cast thereon at a regular or special meeting of the shareholders duly convened after notice to the shareholders of that purpose.

10. A. The Board of Directors of the corporation may, in its sole discretion, and it is hereby declared a proper corporate purpose for the Board of Directors, if it deems it advisable, to oppose any offer, proposal or attempt by any corporation or other business entity, person or group to (a) make any tender or other offer to acquire any of the corporation’s securities; (b) merge or consolidate the corporation with or into another entity; (c) purchase or otherwise acquire all or substantially all of the assets of the corporation; or (d) make any transaction similar in purpose or effect to any of the above. In considering whether to oppose, recommend or remain neutral with respect to any of the aforesaid offers, proposals or plans, the Board of Directors shall evaluate what is in the best interests of the corporation and may, but is not legally obligated to, consider any pertinent factors which may include but are not limited to any of the following:

(1) Whether the offering price, whether in cash or in securities, is adequate and acceptable based upon both the current market price of the corporation’s securities and the historical and present operating results or financial condition of the Corporation.

(2) Whether a price more favorable to the shareholders may be obtained now or in the future from other offerors and whether the corporation’s continued existence as an independent corporation will affect the future value of the corporation.

(3) The impact the offer would have on the employees, depositors, clients and customers of the corporation or its subsidiaries and the communities which they serve.

(4) The present and historical financial position of the offeror, its reputation in the communities which it serves and the social and/or economic effect which the reputation and practices of the offeror or its management and affiliates would have upon the employees, depositors and customers of the Corporation and the community which the Corporation serves.

(5) An analysis of the value of securities (if any) offered in exchange for the Corporation’s securities.

(6) Any anti-trust or other legal or regulatory issues raised by the offer.

B. If the Board of Directors determines that an offer should be rejected, it may take any lawful action to accomplish its purpose, including, but not limited to, any or all of the following: advising shareholders not to accept the offer; litigation against the offeror; filing complaints with all government and regulatory authorities having jurisdiction over the offer; causing the corporation to acquire its own securities; selling or otherwise issuing authorized but unissued securities or treasury stock and granting options with respect thereto; acquiring a company to create anti-trust or other regulatory problem for the offeror; and obtaining a more favorable offer from another individual or entity.

11. No corporate action (as hereinafter defined) shall be authorized unless there are cast in favor of the corporation action at least seventy-five (75%) percent of the votes which all shareholders are entitled to cast thereon.

Provided, however, that if sixty-six and two-thirds (66 2/3%) percent of the entire Board of Directors of the Corporation recommends approval of the corporate action to the shareholders, said corporate action shall be authorized if there are cast in favor of the corporate action at least sixty-six and two-thirds (66 2/3%) percent of the votes which all shareholders are entitled to cast thereon.

The term “corporate action” shall be deemed to include any and all of the following, if such action is to be effected by the vote of the shareholders or if approval of the shareholders is required under the Articles of Incorporation of the corporation as then in effect or under the Business Corporation Law of 1933, as amended:

(a) The amendment of Articles 5, 7, 8, 9, 10, 11, or 12 of these Articles of Incorporation;

(b) The removal of one or more directors;

(c) A Business Combination (as hereinafter defined).

For the purposes of this Article 11, the following terms shall have the meaning set forth below:

(a) “Subsidiary” means any corporation of which a majority of any class of equity security (as defined in the General Rules and Regulations under the Securities Exchange Act of 1934) is owned, directly or indirectly, by the Corporation;

(b) The term “all or substantially all of the assets” shall mean assets having a book value in excess of ten (10%) percent of the book value of the total consolidated assets of the corporation at the end of its most recent fiscal year ending prior to the time the determination is made, all determined in accordance with generally accepted accounting principles.

(c) The term “Business Combination” shall mean any and all of the following:

(i) Any merger or consolidation of the corporation with or into another corporation;

(ii) Any merger or consolidation of a subsidiary of the corporation with or into another corporation if (i) the resulting, surviving or continuing corporation, as the case may be, would not be a subsidiary of the corporation or (ii) the total number of common shares of the corporation issued or delivered in connection with such transaction, plus those initially issuable upon conversion of any other shares, securities or obligation to be issued in connection with such transaction, exceed fifteen (15%) percent of the common shares of the corporation outstanding immediately prior to the date on which such transaction is consummated;

(iii) Any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all of the assets of the corporation;

(iv) Any sale, lease, exchange, mortgage, pledge, transfer or other disposition of all or substantially all the assets of a subsidiary of the corporation whose total assets exceed twenty (20%) percent of the total assets of the corporation as reflected on the most recent consolidated balance sheet of the corporation;

(v) Any sale of all or substantially all of the stock in a subsidiary whose total assets exceed twenty (20%) percent of the total assets of the corporation as reflected on the most recent consolidated balance sheet of the corporation;

(vi) Any plan or proposal for the liquidation or dissolution of the corporation or of any subsidiary of the corporation whose total assets exceed twenty (20%) percent of the total assets of the corporation as reflected on the most recent consolidated balance sheet of the corporation;

(vii) Any reclassification of securities (including any reverse stock split) or recapitalization of the corporation, or any reorganization, merger or consolidation of the corporation with any of its subsidiaries or any similar transaction; or

(viii) The issuance in a single or one or more related transactions of voting shares of the corporation sufficient to elect a majority of the directors of the corporation.

12. The Corporation shall, to the fullest extent permitted by applicable law, indemnify any and all persons whom it shall have the power to indemnify from and against any and all expenses, liabilities or other matter for which indemnification is permitted by applicable law, and the indemnification provided for herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any by-law, agreement, vote of shareholders or disinterested directors or otherwise, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

[Sandler O’Neill & Partners, L.P. Letterhead]

November 16, 2004

Board of Directors

Community Banks, Inc.

750 East Park Drive

Harrisburg, PA 17111

Ladies and Gentlemen:

Community Banks, Inc. (“CMTY”) and PennRock Financial Services Corp. (“PRFS”), have entered into an Agreement, dated as of November 16, 2004 (the “Agreement”), pursuant to which PRFS will be merged with and into CMTY, with CMTY being the surviving entity (the “Merger”). Under the terms of the Agreement, upon consummation of the Merger, each share of PRFS common stock issued and outstanding immediately prior to the Merger (the “PRFS Shares”), other than certain shares specified in the Agreement, will be converted into the right to receive 1.40 shares of CMTY common stock (“CMTY Shares”), including the associated rights to purchase securities pursuant to the rights agreement dated February 28, 2002, between CMTY and Community Banks, as rights agent (the “Exchange Ratio”). Cash will be paid in lieu of fractional shares in an amount determined by taking the product of the relevant fraction and the closing price of the CMTY common stock on the closing date of the Merger. The other terms and conditions of the Merger are more fully set forth in the Agreement. You have requested our opinion as to the fairness, from a financial point of view, of the Exchange Ratio to holders of CMTY Shares.

Sandler O’Neill & Partners, L.P., as part of its investment banking business, is regularly engaged in the valuation of financial institutions and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed, among other things: (i) the Agreement; (ii) certain publicly available financial statements and other historical financial information of CMTY that we deemed relevant; (iii) certain publicly available financial statements and other historical financial information of PRFS that we deemed relevant; (iv) financial projections for CMTY for the years ending December 31, 2004 and 2005, reviewed in discussions with senior management of CMTY and earnings per share estimates for CMTY for the years ending December 31, 2004 and 2005 published by I/B/E/S and reviewed by and confirmed with management of CMTY; (v) earnings estimates for PRFS for the years ending December 31, 2004 and December 31, 2005 reviewed with senior management of CMTY; (vi) the pro forma financial impact of the Merger on CMTY, based on assumptions relating to transaction expenses, purchase accounting adjustments, cost savings and expenses associated with ongoing legal proceedings determined by the senior management of CMTY; (vii) the pro forma impact of the Merger on CMTY’s branch locations and the demographics of the markets in which those branches are located; (viii) the publicly reported historical price and trading activity for CMTY’s and PRFS’s common stock, including a comparison of certain financial and stock market information for CMTY and PRFS with similar publicly available information for certain other companies the securities of which are publicly traded; (ix) the relative contributions of assets, liabilities, equity and earnings of CMTY and PRFS to the resulting institution and the relative pro forma ownership of the shareholders of CMTY and PRFS in the combined company; (x) the financial terms of certain recent business combinations in the commercial banking industry, to the extent publicly available; (xi) the current market environment generally and the banking environment in particular; and (xii) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of senior management of CMTY the business, financial condition, results of operations and prospects of CMTY and held similar discussions with certain members of senior management of PRFS regarding the business, financial condition, results of operations and prospects of PRFS.

We are aware that National Advisory Group, Inc., a subsidiary of PRFS, is a party to an arbitration with one of its former pension plan clients and that National Financial Advisors, Inc., an affiliate of PRFS, has received a deficiency letter from the Securities Exchange Commission (the “SEC”) in connection with the Dresher Family of Funds (collectively with the lawsuit, the “Actions”), which were advised by NFA. At your direction, we have

Board of Directors

Community Banks, Inc.

November 16, 2004

performed no independent evaluation of (i) the merits, (ii) the actual or potential costs (including costs associated with fines, civil money penalties, disgorgement, damages and indemnification expenses) of the Actions or any potential private litigation involving the subject matter of either of the Actions, (iii) the likelihood that the SEC will take further action in connection with the NFA matter or (iv) any potential adverse regulatory consequences of the Actions. Instead, at your direction, we have relied exclusively on information provided by CMTY and its legal advisors and PRFS and its legal advisors with regard to those subjects.

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to us from public sources, that was provided to us by CMTY or PRFS or their respective representatives or that was otherwise reviewed by us and have assumed such accuracy and completeness for purposes of rendering this opinion. We have further relied on the assurances of management of CMTY and PRFS that they are not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to and have not undertaken an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of CMTY or PRFS or any of their subsidiaries, or the collectibility of any such assets, nor have we been furnished with any such evaluations or appraisals. We did not make an independent evaluation of the adequacy of the allowance for loan losses of CMTY or PRFS nor have we reviewed any individual credit files relating to CMTY or PRFS. We have assumed, with your consent, that the respective allowances for loan losses for both CMTY and PRFS are adequate to cover such losses.

With respect to the financial projections for CMTY and the earnings estimates for PRFS and all projections of transaction costs, purchase accounting adjustments and expected cost savings prepared by and/or discussed with the management of CMTY and used by Sandler O’Neill in its analyses, CMTY’s management confirmed to us that they reflected the best currently available estimates and judgments of such management of the respective future financial performances of CMTY and PRFS and we assumed that such performances would be achieved. We express no opinion as to such financial projections or the assumptions on which they are based. We have also assumed that there has been no material change in CMTY’s or PRFS’s assets, financial condition, results of operations, business or prospects since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analysis that CMTY and PRFS will remain as going concerns for all periods relevant to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements are true and correct, that each party to the agreements will perform all of the covenants required to be performed by such party under the agreements, that the conditions precedent in the agreements are not waived and that the Merger will be a tax-free reorganization for federal income tax purposes. Finally, with your consent, we have relied upon the advice CMTY has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Merger and the other transactions contemplated by the Agreement.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We are expressing no opinion herein as to what the value of CMTY’s common stock will be when issued to PRFS’s shareholders pursuant to the Agreement or the prices at which CMTY or PRFS’s common stock may trade at any time.

We have acted as CMTY’s financial advisor in connection with the Merger and will receive a fee for our services, a substantial portion of which is contingent upon consummation of the Merger. We will also receive a

Board of Directors

Community Banks, Inc.

November 16, 2004

fee for rendering this opinion. CMTY has also agreed to indemnify us against certain liabilities arising out of our engagement. As you are aware, we have provided certain other investment banking services to CMTY in the past and have received compensation for such services and we may provide, and receive compensation for, such services in the future, including during the pendency of the Merger.

In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to CMTY and PRFS and their affiliates. We may also actively trade the equity or debt securities of CMTY and PRFS or their affiliates for our own account and for the accounts of our customers and, accordingly, may at any time hold a long or short position in such securities.

Our opinion is directed to the Board of Directors of CMTY in connection with its consideration of the Merger and does not constitute a recommendation to any shareholder of CMTY as to how such shareholder should vote at any meeting of shareholders called to consider and vote upon the Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Exchange Ratio to holders of CMTY Shares and does not address the underlying business decision of CMTY to engage in the Merger, the relative merits of the Merger as compared to any other alternative business strategies that might exist for CMTY or the effect of any other transaction in which CMTY might engage. Our opinion is not to be quoted or referred to, in whole or in part, in a registration statement, prospectus, proxy statement or in any other document, nor shall this opinion be used for any other purposes, without Sandler O’Neill’s prior written consent.

Based upon and subject to the foregoing, it is our opinion, as of the date hereof, that the Exchange Ratio in the Merger is fair to the holders of CMTY Shares from a financial point of view.

Very truly yours,
/s/ SANDLER O’NEILL & PARTNERS, L.P.

[Griffin Financial Group, LLC Letterhead]

November 16, 2004

PennRock Financial Services Corp.

1060 Main Street

Blue Ball, PA 17506

Members of the Board:

We understand that PennRock Financial Services Corp. (“PennRock”) intends to enter into an agreement (the “Agreement”) with Community Banks, Inc. (“Community”), pursuant to which PennRock will merge with and into Community, with Community surviving such merger (the “Merger” or the “Proposed Transaction”). Upon effectiveness of the Merger, each share of PennRock common stock, par value $2.50 per share, issued and outstanding immediately prior to the completion of the Merger (the “PennRock Common Stock”) will be converted into the right to receive 1.40 shares (the “Exchange Ratio”) of Community common stock, par value $5.00 per share (“Community Common Stock”). The terms and conditions of the Proposed Transaction are more fully set forth in the Agreement.

You have asked for our opinion as investment bankers as to the fairness, from a financial point of view, to PennRock of the Exchange Ratio to be offered in the Proposed Transaction.

For purposes of providing the opinion set forth herein, we have:

(i) reviewed certain publicly available financial statements and other information of Community and PennRock, respectively, which we considered relevant;

(ii) reviewed certain internal financial statements and other financial and operating data concerning each of Community and PennRock;

(iii) discussed the past and current operations, financial condition, lines of business and the prospects of each of Community and PennRock with senior executives of Community and PennRock, respectively, including with respect to Community (x) the potential impact on Community of the Proposed Transaction, including potential cost savings, synergies and other strategic, financial and operational benefits which management of Community expects to realize from the combination of Community and PennRock, and (y) the potential impact of the Proposed Transaction on the future financial performance of Community;

(iv) reviewed earnings per share consensus estimates for Community for the years ending December 31, 2004 and 2005 published by Thomson First Call;

(v) reviewed the publicly reported historical price and trading activity for PennRock Common Stock and Community Common Stock, including a comparison of certain financial and stock market information for PennRock and Community with similar publicly available information for certain other financial institutions, the securities of which are publicly traded;

(vi) reviewed the financial terms, to the extent publicly available, of certain merger and acquisition transactions between financial institutions which we considered relevant;

(vii) participated in discussions and negotiations between Community and PennRock;

(viii) reviewed the Agreement (including the schedules and exhibits thereto);

(ix) considered the competitive environment for financial institutions; and

(x) performed such studies, analyses and investigations as we considered appropriate.

In connection with our review of PennRock, Community and the Proposed Transaction, we have assumed and relied upon, the accuracy and completeness of the information reviewed by us for the purposes of this opinion, without independent verification. We have also relied upon assurances from management of PennRock and Community that they are not aware of any facts and circumstances that may cause the information reviewed by us to contain a misstatement or omission of a fact material to our opinion. With respect to financial and operating information, including the synergies, cost savings and other strategic, financial and operational benefits to be realized in connection with the completion of the Merger, we have assumed that such financial information

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PennRock Financial Services Corp.

November 16, 2004

reflects the best available estimates and judgments of the future financial performance of Community, after giving effect to the Merger and are based on reasonable assumptions, estimates and judgments of management. We have also relied upon the advice PennRock and Community have each received from their respective legal counsel, tax advisors, and independent public accountants as to all legal, tax and accounting matters relating to the Proposed Transaction, including without limitation, that the Merger will be treated as a tax-free reorganization for federal income tax purposes. We have assumed that the Proposed Transaction is, and will be completed in accordance with the terms of the Agreement and all laws and regulations applicable to PennRock and Community and that in the course of obtaining the necessary regulatory approvals or other approvals of the Proposed Transaction, no restrictions will be imposed that may have a material adverse effect on the future results of operation or financial condition of Community, PennRock or the combined entity, as the case may be, or on the contemplated benefits of the Proposed Transaction. We have not made any independent valuation or appraisal of either of PennRock or Community or their respective assets or liabilities (including any hedge, swap foreign exchange, derivative or off-balance sheet assets or liabilities), nor have we been furnished with any such appraisals and we have not made any review of the loans, loan loss reserves or reviewed any individual loan credit files of PennRock or Community. We have also assumed that the published estimates of third party research analysts constitute a reasonable basis upon which to evaluate the future financial performance of Community. In addition, we did not conduct a physical inspection of any of the properties or facilities of Community or PennRock. We are not expressing an opinion as to what the value of Community common stock will actually be when issued or the price at which Community common stock will trade at any time or whether Community will realize the intended specific strategic and operational objectives and benefits of the Proposed Transaction. This opinion is based upon market, economic and other conditions as they exist on, and could be evaluated, as a practical matter, as of the date hereof. We assumed, in all respects material to our analyses, that all of the representations and warranties contained in the Agreement and all related agreements were true and correct, that each party to such agreements would perform all of the covenants required to be performed by such party under such agreements and that the conditions precedent in the Agreement have not been nor will be waived. We also assumed that there has been no material change in Community’s or PennRock’s assets, financial condition, results of operations, business or prospects since the date of the last financial statements made available to us. Our opinion does not address the relative merits of the Proposed Transaction as compared to any other business strategy which might exist for PennRock, nor does it address the underlying business decision of PennRock to proceed with or effect the Proposed Transaction.

We have served as financial advisor to the Board of Directors of PennRock in connection with this Transaction and will receive a fee for our services, a part of which is contingent on the closing of the Proposed Transaction. Griffin Financial Group, LLC has not previously provided financial advisory services to PennRock.

This letter is directed to the Board of Directors of PennRock solely in connection with its evaluation of the Proposed Transaction and speaks as of the date hereof and we assume no obligation to update this opinion for any purpose. Our opinion is directed only to the fairness, from a financial point of view, of the Exchange Ratio to be offered in the Proposed Transaction. This opinion does not constitute a recommendation to any shareholder of PennRock as to how such shareholder should vote as to the Proposed Transaction. It may not be used for any other purpose without our prior written consent, except that this opinion may be included as an Annex to the Proxy Statement/Prospectus of PennRock and Community and may be referred to therein.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Exchange Ratio is fair, from a financial point of view, to PennRock.

Very truly yours,

/s/ GRIFFIN FINANCIAL GROUP, LLC

GRIFFIN FINANCIAL GROUP, LLC

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COMMUNITY BANKS, INC.

COMMUNITY BANKS

AUDIT COMMITTEE CHARTER

The Boards of Directors of Community Banks, Inc. (the “Corporation”) and Community Banks hereby constitute and establish an Audit Committee with its authority, structure, membership, responsibilities, processes, and specific duties as follows:

AUTHORITY

The authority for the Audit Committee is derived from the full Boards of Directors of Community Banks, Inc. and Community Banks. The Committee has the authority to engage independent counsel and other advisors, as deemed necessary, with appropriate funding to be provided by the Corporation. Committee membership is reviewed annually, and members and the chairperson are appointed accordingly.

FUNDING

In addition to providing funding for independent counsel and advisors employed by the Committee, as discussed above, the Corporation will provide appropriate funding, as determined by the Committee, in its capacity as a committee of the board of directors, for payment of:

Compensation to any registered public accounting firm engaged for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Corporation;

Ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

STRUCTURE AND MEMBERSHIP

The Committee shall be comprised of at least three members and consist of independent Corporation directors only. A director is independent if he or she both: a.) is independent as that term is defined in the NASDAQ Marketplace rules and b.) meets the criteria for independence set forth in SEC Rule 10A-3(b)(1) (subject to the exemptions provided in Rule 10A-3(c)). Also, committee members must not have participated in the preparation of the financial statements of the Corporation or any current subsidiary of the Corporation at any time during the past three (3) years. All members must be able to read and understand fundamental financial statements, including the company’s balance sheet, income statement, and cash flow statement. At least one member must have past employment experience in finance/accounting, requisite professional certification in accounting, or other comparable experience or background, including a current or past position as a chief executive or financial officer or other senior officer with financial oversight responsibilities which results in the individual’s financial expertise.

Notwithstanding the requirement that the members of the Committee be independent, as discussed above, one director who:

i) is not independent as defined in NASDAQ Marketplace Rule 4200;

ii) meets the criteria set forth in Section 10A(m)(3) under the Securities Exchange Act of 1934 and the rules there under, and

iii) is not a current officer or employee or a Family Member (as that term is defined in the NASDAQ Marketplace Rules) of such officer or employee, may be appointed to the Committee, if the board, under exceptional and limited circumstances, determines that membership on the Committee by the individual is required by the best interests of the Corporation and its shareholders, and the board discloses, in the next

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annual proxy statement subsequent to such determination, the nature of the relationship and the reasons for that determination. A member appointed under this exception may not serve longer than two years and may not chair the Committee.

RESPONSIBILITIES, PROCESSES, AND SCOPE

The Committee’s purpose is to oversee the accounting and financial reporting processes of the Corporation and the audits of the financial statements of the Corporation. To this end, the responsibilities of the Committee include the monitoring of risks; oversight of the internal and external audit, accounting and financial reporting functions; and the analysis of regulatory examinations. Specific responsibilities include:

Meetings

*** Meet at least quarterly, but as many times as the Committee deems necessary.

Independent Public Accountant

*** The independent public accountant (IPA) reports to the Audit Committee. The IPA will be engaged for the purpose of preparing and/or issuing an audit report or performing other audit, review or attest services for the Corporation. The Committee, in its capacity as a committee of the board of directors, is directly responsible for the appointment, compensation, retention, and oversight of the work of the IPA (including resolution of disagreements between management and the IPA regarding financial reporting). Typically, all services provided by the IPA must be pre-approved by the Committee. A “de minimus” exception exists for permissible services that do not aggregate more than 5% of total fees paid to the IPA in a fiscal year and were not recognized at the time of original engagement. These exceptions are to be reported to the Committee or its representative as soon as practicable.

*** Discuss with IPA the matters required by Statement of Auditing Standards No. 61, “Communication with Audit Committees” and Statement of Auditing Standards No. 90.

“Audit Committee Communications.”

***Ensure receipt from the IPA of a formal written statement delineating all relationships between the auditor and the company, consistent with Independence Standards Board Standard 1, and actively engage in a dialogue with the auditor with respect to any disclosed relationships or services that may impact the objectivity and independence of the auditor and take, or recommend that the full Corporate Board take appropriate action to oversee the independence of the external auditor.

*** Review the scope and general extent of the external audit examination, including the management and engagement letters. The Committee should discuss with the IPA the quality of the Corporation’s financial and accounting practices, and any relevant recommendations. Fees are to be presented annually to the Committee for approval. This process establishes the auditor’s ultimate accountability to the Corporation Board of Directors and the Audit Committee, as representatives of shareholders, and these shareholder representatives’ ultimate authority and responsibility to select, evaluate, and where appropriate, replace the external auditor.

*** Meet with the IPA in executive session annually or more frequently as deemed necessary.

*** Ensure the rotation of the IPA audit partners as required by law.

*** Review with the IPA its report on critical accounting policies, discussions of alternative treatments of financial information within GAAP and material written communications between the firm and management.

Internal Audit

*** Appointment, compensation, retention, and oversight of the work of the internal auditors.

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*** Review, discuss, and approve the annual internal audit program. Meet quarterly with internal audit to review audit reports issued and monitor disposition of internal audit findings.

*** Meet with internal audit in executive session quarterly or more frequently as deemed necessary.

Internal Controls and Financial Reporting

*** Review the adequacy of internal control systems and the extent to which significant audit recommendations have been implemented.

*** Review with management the Corporation’s audited financial statements for inclusion in the Annual Report on Form 10-K. Review with management the quarterly filed financial reports on Form 10-Q and ensure compliance with Statement of Auditing Standards No. 100, “Interim Financial Information.”

*** Review management’s assertion regarding the effectiveness of internal controls over financial reporting, review management’s assertion regarding compliance with designated laws and regulations, and review the IPA’s attestation on management’s assertions regarding internal controls over reporting.

Other Responsibilities

*** Review the reports of examinations of the Corporation and its subsidiaries by regulatory authorities, as appropriate, and management’s responses.

*** Establish procedures for the receipt, retention and treatment of complaints received by the Corporation regarding accounting, internal accounting controls, or auditing matters; and the confidential, anonymous submission by employees of the Corporation of concerns regarding questionable accounting or auditing matters.

*** Establish procedures for receipt of communications from shareholders.

*** Keep detailed minutes of the meetings that will document the audit reports and major findings discussed and record any action taken. These minutes will be used by the Audit Committee Chairman when making his regular report to the full Boards at the regularly scheduled Board Meetings.

*** Annually report to the shareholders, describing the Committee’s composition, responsibilities, how they were discharged, and approval of non-audit services.

*** Annually review and approve the Audit Committee Charter.

This Audit Committee Charter has been reviewed and approved by the Boards of Directors of Community Banks, Inc. and Community Banks.

Date August 6, 2004

                    , Secretary

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